Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185120

To the Stockholders of Cymer, Inc.:

I want to thank all of you for your confidence in Cymer, Inc. (referred to as Cymer) and tell you how much I am looking forward to the next chapter in the company’s history as we become an integral part of ASML Holding N.V. (referred to as ASML). As you know, ASML and Cymer have entered into an Agreement and Plan of Merger, dated as of October 16, 2012, providing for the acquisition of Cymer by ASML, contemplating a merger of a wholly owned subsidiary of ASML into Cymer. If the merger is completed, holders of Cymer common stock (referred to as Cymer stockholders) will receive 1.1502 ordinary shares, nominal value EUR 0.09 per share, of ASML (referred to as ASML ordinary shares) and $20.00 in cash, without interest thereon, for each share of common stock, par value US $0.001 per share, of Cymer (referred to as Cymer common stock) owned by them. Based on the closing price of ASML ordinary shares on the NASDAQ Global Select Market (referred to as NASDAQ) on October 16, 2012, the last trading day before public announcement of the merger, the merger consideration represented $81.64 in value for each share of Cymer common stock. Based on the closing price of ASML ordinary shares on NASDAQ on January 2, 2013, the last trading day before the date of this proxy statement/prospectus, the merger consideration represented $96.81 in value for each share of Cymer common stock. ASML ordinary shares currently are traded on NASDAQ under the symbol “ASML,” and Cymer common stock currently is traded on NASDAQ under the symbol “CYMI.” I urge you to obtain current market quotations of ASML and Cymer common stock.

Pursuant to the terms of the merger agreement, an indirect wholly owned subsidiary of ASML will be merged with and into Cymer, with Cymer surviving as an indirect wholly owned subsidiary of ASML. Following the effective time of this merger, we expect that Cymer will merge with and into a wholly owned limited liability company subsidiary of ASML, with the limited liability company subsidiary surviving the second merger as a wholly owned subsidiary of ASML (we refer to the transactions described in this paragraph, collectively, as the merger).

Based on the number of shares of Cymer common stock and ASML ordinary shares outstanding on December 31, 2012, former Cymer stockholders will own approximately 8.1% of the issued and outstanding ASML ordinary shares immediately after completion of the merger.

Cymer and ASML cannot complete the merger unless Cymer stockholders approve the merger agreement. For the purpose of obtaining this approval, Cymer is holding a special meeting of its stockholders on Tuesday, February 5, 2013 at 10:00 a.m. local time at Cymer’s offices at 17075 Thornmint Court,. San Diego, California 92127 (referred to as the special meeting). The proposal to approve the merger agreement will be approved if the holders of a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting vote to approve the merger agreement. No vote of the shareholders of ASML is required in connection with the transactions contemplated by the merger agreement.

Cymer stockholders also are being asked to vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the merger agreement and on a non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger. The proposal to adjourn the meeting and the advisory proposal to approve certain compensation arrangements will be approved if the number of votes cast in favor of such proposal exceeds the number of votes cast in opposition to such proposal, assuming that a quorum is present.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting.

The Cymer board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated thereby are in the best interests of Cymer and its stockholders and adopted the merger agreement. The Cymer board of directors unanimously recommends that Cymer stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the merger agreement and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger. A failure to vote, failure to instruct a bank, broker or nominee or abstention from voting will have the same effect as votes “AGAINST” the proposal to approve the merger agreement.

The obligations of ASML and Cymer to complete the merger are subject to the satisfaction or waiver of several conditions. The accompanying proxy statement/prospectus contains detailed information about ASML, Cymer, the special meeting, the merger agreement and the merger. You should read this proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 38.

Once again, thank you for your support as a Cymer stockholder.

Sincerely,
Robert Akins Chief Executive Officer, Cymer, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 3, 2013 and is first being mailed to Cymer stockholders on or about January 7, 2013.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Cymer from documents that Cymer has filed with or furnished to the SEC, but that have not been included in this proxy statement/prospectus. This proxy statement/prospectus also incorporates important business and financial information about ASML from documents that ASML has filed with or furnished to the SEC, but that have not been included in or delivered with this proxy statement/prospectus. Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” on pages 136 and 137, respectively, for more details.

You can obtain any of the documents filed with or furnished to the SEC by Cymer or ASML at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this proxy statement/prospectus, at no cost by contacting either Cymer or ASML.

Cymer will provide you with copies of the documents it has filed with the SEC relating to Cymer, without charge, upon written request to:

Investor Relations, Natalie Badillo: +1 (858) 385 6097

17075 Thornmint Court

San Diego, California 92127

ASML will provide you with copies of the documents it has filed with the SEC relating to ASML, without charge, upon written request to:

Tempe (AZ), United States: Craig DeYoung: +1 (480) 383 4005

8555 South River Parkway

Tempe, Arizona 85284

Wilton (CT), United States: Pete Convertito: +1 (203) 919 1714

77 Danbury Road

Wilton, CT 06897

Veldhoven, Netherlands: Franki D’Hoore: +31 (40) 268 6494

De Run 6501

5504 DR, Veldhoven

The Netherlands

In addition, if you have questions about the merger or the special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitations, you may contact Morrow & Co., LLC, Cymer’s proxy solicitor, at the following address and telephone number:

470 West Avenue, 3rd Floor

Stamford, CT 06902

Stockholders, please call: +1 (877) 780 4190

Banks and brokerage firms, please call: +1 (203) 658 9400

In order for Cymer stockholders to receive timely delivery of the documents in advance of the special meeting, Cymer stockholders must request the documents no later than January 21, 2013.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document constitutes a prospectus of ASML under Section 5 of the Securities Act with respect to the ASML ordinary shares to be issued to Cymer stockholders in the merger pursuant to the merger agreement. This document is also a notice of meeting and a proxy statement under Nevada law with respect to the special meeting at which Cymer stockholders will be asked to consider and vote upon proposals to approve the merger agreement and certain related proposals.

No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus, and, if given or made, such information must not be relied upon as having been authorized. This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any circumstances in which such offer or solicitation is unlawful. The distribution or possession of the proxy statement/prospectus in or from certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions, and neither Cymer nor ASML accepts any liability in relation to any such restrictions.

Neither the distribution of this proxy statement/prospectus nor the issuance by ASML of ASML ordinary shares in connection with the merger shall, under any circumstances, create any implication that there has been no change in the affairs of Cymer or ASML since the date of this proxy statement/prospectus or that the information contained in this proxy statement/prospectus is correct as of any time subsequent to its date.

Information contained in this proxy statement/prospectus regarding Cymer has been provided by Cymer and information contained in this proxy statement/prospectus regarding ASML has been provided by ASML.

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CYMER, INC.

17075 THORNMINT COURT

SAN DIEGO, CALIFORNIA 92127

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On February 5, 2013

Dear Stockholder:

A special meeting of stockholders of Cymer, Inc., a Nevada corporation (“Cymer”), will be held on Tuesday, February 5, 2013 at 10:00 a.m. local time at Cymer’s offices at 17075 Thornmint Court, San Diego, California 92127, for the following purposes:

1.	to consider and vote on the proposal to approve the Agreement and Plan of Merger, dated as of October 16, 2012, by and among ASML Holding N.V., a Netherlands public limited liability company (naamloze vennootschap) (“ASML”), Kona Acquisition Company, Inc., a Nevada corporation and a wholly owned subsidiary of Holdco, and Cymer and, solely for the purposes set forth therein, ASML US Inc., a Delaware corporation and an indirect wholly owned subsidiary of ASML (“Holdco”) and Kona Technologies, LLC, a Nevada limited liability company and a wholly owned subsidiary of Holdco, as may be amended, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part;

2.	to consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal; and

3.	to consider and vote on a non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Cymer will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournments or postponements thereof. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the special meeting.

The Cymer board of directors (the “Cymer Board”) unanimously determined that the merger agreement, the merger and the other transactions contemplated thereby are in the best interests of Cymer and its stockholders and adopted the merger agreement. The Cymer Board unanimously recommends that Cymer stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the merger agreement and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

The Cymer Board has fixed the close of business on Monday, January 7, 2013 as the record date for determination of Cymer stockholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of record of Cymer common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting.

Your vote is very important. A failure to vote in person, grant a proxy for your shares, or instruct a bank, broker or nominee how to vote at the special meeting will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (1) logging onto www.proxyvote.com and following the instructions on your proxy card; (2) dialing 1-800-690-6903 and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the plan administrator, or record holder, as appropriate.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Cymer common stock, please contact Cymer’s proxy solicitor using the contact instructions on the enclosed proxy card.

By Order of the Board of Directors of Cymer, Inc.,
Paul B. Bowman Secretary

San Diego, California

January 3, 2013

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Cymer, Inc. (referred to as Cymer) may have regarding the merger and the special meeting and the answers to those questions. ASML Holding N.V. (referred to as ASML) and Cymer urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus. All references in this proxy statement/prospectus to the “merger agreement” mean the Agreement and Plan of Merger, dated October 16, 2012, by and among ASML, Kona Acquisition Company, Inc. (referred to as Merger Sub), and Cymer and, solely for the purposes set forth therein, ASML US Inc. (referred to as Holdco) and Kona Technologies, LLC (referred to as Merger Sub 2), as amended. Generally, references in this proxy statement/prospectus to the “merger” should, unless the context otherwise requires, be read to mean the merger of Merger Sub into Cymer (referred to as the first step merger) and the merger of Cymer into Merger Sub 2 (referred to as the second step merger), as part of an integrated plan, and otherwise be read to mean the first step merger.

Q:	What is the proposed merger and why are Cymer and ASML proposing the merger?

A: Cymer, ASML, Holdco, Merger Sub and Merger Sub 2 have entered into the merger agreement pursuant to which Cymer will be acquired by ASML. Under the merger agreement, Merger Sub, a direct wholly owned subsidiary of Holdco, which is an indirect wholly owned subsidiary of ASML, will merge with and into Cymer, with Cymer continuing as the surviving entity and as a direct wholly owned subsidiary of Holdco. Pursuant to the merger agreement, immediately after the first step merger becomes effective, Cymer will merge with and into Merger Sub 2, a direct wholly owned subsidiary of Holdco, with Merger Sub 2 continuing as the surviving entity and as a direct wholly owned subsidiary of Holdco. In addition, Cymer common stock will be delisted from the NASDAQ Global Select Market (referred to as NASDAQ) and deregistered under the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act), and Cymer will no longer file periodic reports with the SEC on account of Cymer common stock.

In the course of reaching their decisions to adopt the merger agreement, each of the board of directors of Cymer (referred to as the Cymer Board) and ASML’s Supervisory Board (referred to as the Supervisory Board) and Board of Management (referred to as the Board of Management) considered a number of important factors in their separate deliberations. For more details on these, see “The Merger—Reasons for the Merger and Recommendation of the Cymer Board” and “The Merger—ASML’s Reasons for the Merger.”

Q:	What is this document?

A: This is a proxy statement/prospectus filed by Cymer and ASML. It will have the effect of registering under the U.S. securities laws the ordinary shares, nominal value EUR 0.09 per share, of ASML (referred to as ASML ordinary shares) to be issued in connection with the merger. In addition, it informs holders of Cymer common stock (referred to as Cymer stockholders) of the upcoming special meeting of Cymer stockholders at which Cymer stockholders will vote on a proposal to approve the merger agreement and provides details of the merger agreement and the consideration Cymer stockholders will receive upon completion of the merger. It also provides Cymer stockholders with important details about ASML and their rights as potential holders of ASML ordinary shares, and it will be used to solicit proxy votes for the special meeting.

Q:	Why did I receive this proxy statement/prospectus and proxy card?

A: You are receiving this proxy statement/prospectus because you have been identified as a Cymer stockholder and, as such, you are entitled to vote at the special meeting. This document serves as both a proxy statement of Cymer used to solicit proxies for the special meeting, and as a prospectus of ASML used to offer ASML ordinary shares in exchange for shares of Cymer common stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the special meeting, and you should read it carefully.

Q:	How will the merger occur?

A: The merger will be effected by Merger Sub merging with and into Cymer, with Cymer surviving the merger and becoming an indirect wholly owned subsidiary of ASML, and Cymer stockholders will be entitled to receive the merger consideration. Immediately thereafter, Cymer will merge with and into Merger Sub 2, with Merger Sub 2 surviving the second step merger as a wholly owned subsidiary of ASML.

Q:	What will a Cymer stockholder receive in the merger?

A: If the merger is completed, Cymer stockholders will receive 1.1502 ASML ordinary shares and $20.00 in cash, without interest thereon, for each share of Cymer common stock owned by them.

Q:	Will I receive fractional interests in ASML ordinary shares?

A: No. In lieu of fractional shares, each Cymer stockholder otherwise entitled to a fractional ASML ordinary share will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the average of the last reported sales price of ASML ordinary shares, as reported on NASDAQ, on each of the last five trading days ending on the third trading day immediately preceding the closing date (referred to as the ASML Share Price) by (ii) the fraction of an ASML ordinary share to which such holder would otherwise be entitled.

Q:	What will a holder of options to purchase Cymer common stock receive in the merger?

A: At the effective time of the merger, each outstanding Cymer stock option that has vested will be cancelled and the holder of each such option will be entitled to receive a cash payment equal to the excess, if any, of (i) the sum of (A) $20.00 and (B) the product of (1) the ASML Share Price and (2) 1.1502, over (ii) the per share exercise price of such Cymer stock option.

Each unvested Cymer stock option will be assumed by ASML and will be converted into an option to purchase ASML ordinary shares. Each option to purchase ASML ordinary shares as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Cymer stock option immediately prior to completion of the merger, except that each option to purchase ASML ordinary shares as so assumed and converted will be for a number of ASML ordinary shares equal to the product of (i) the number of shares of Cymer common stock subject to such Cymer stock option immediately prior to completion of the merger and (ii) the sum of (A) 1.1502 plus (B) (1) $20.00 divided by (2) the ASML Share Price (the sum in (ii) referred to as the Stock Award Exchange Ratio), at an exercise price per ASML ordinary share equal to the quotient obtained by dividing (x) the exercise price per share of Cymer common stock subject to such Cymer stock option by (y) the Stock Award Exchange Ratio.

Q:	What will a holder of Cymer restricted stock units receive in the merger?

A: At the effective time of the merger, each outstanding Cymer restricted stock unit that is not vested will be assumed by ASML and converted into a restricted stock unit award to acquire ASML ordinary shares. Each restricted stock unit as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Cymer restricted stock units immediately prior to completion of the merger, except that each restricted stock unit as so assumed and converted will be for that number of ASML ordinary shares equal to the product of (i) the number of shares of Cymer common stock underlying such Cymer restricted stock unit multiplied by (ii) the Stock Award Exchange Ratio.

Q:	Where are ASML ordinary shares traded?

A: ASML ordinary shares are listed for trading in the form of registered shares on NASDAQ and in the form of registered shares on NYSE Euronext in Amsterdam (referred to as Euronext Amsterdam). The principal trading market of ASML ordinary shares is Euronext Amsterdam.

Q:	If the merger is completed, will Cymer stockholders be able to trade the ASML ordinary shares that they receive in the merger?

A: Yes. The ASML ordinary shares you will receive if the merger is completed will be freely tradable (unless held by an affiliate of ASML) and will be listed on NASDAQ using the symbol “ASML.”

Q:	What equity stake will former Cymer stockholders hold in ASML following completion of the merger?

A: Based on the number of shares of Cymer common stock and ASML ordinary shares outstanding on December 31, 2012, it is anticipated that former Cymer stockholders will own approximately 8.1% of the issued and outstanding ASML ordinary shares immediately after completion of the merger.

Q:	When do you expect the merger to be completed?

A: ASML and Cymer intend to complete the merger as soon as reasonably possible and expect the completion of the merger to occur in the first half of 2013. However, the merger is subject to certain regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of ASML and Cymer could result in the merger being completed at a later time or not at all. There may be a substantial amount of time between the special meeting and the completion of the merger.

Q:	Is ASML’s obligation to complete the merger subject to ASML receiving financing?

A: No. ASML is obligated to complete the merger, in accordance with the terms and subject to the conditions set forth in the merger agreement, regardless of whether it has secured any financing it may require in order to pay the cash portion of the merger consideration to Cymer stockholders.

Q:	What happens if the merger is not completed?

A: If Cymer stockholders do not approve the proposal to approve the merger agreement or if the merger is not completed for any other reason, Cymer stockholders will not receive any payment for their shares of Cymer common stock in connection with the merger. Instead, Cymer will remain an independent public company and shares of Cymer common stock will continue to be listed and traded on NASDAQ. Under certain circumstances, Cymer may be required to pay ASML a termination fee of $75 million as described in “The Merger Agreement—Expenses and Termination Fees.”

Q:	What regulatory approvals are needed to complete the merger?

A: Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to as the HSR Act), ASML and Cymer cannot complete the merger until they have filed certain information and materials with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and the applicable waiting period under the HSR Act has expired or been terminated. Cymer and ASML filed their respective notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 9, 2012. Each party subsequently received a request for additional information (referred to as a second request) from the Antitrust Division in connection with the pending merger. ASML and Cymer intend to continue to work with the Antitrust Division and to comply promptly with these second requests. At any time before or after the completion of the merger, the Antitrust Division, the FTC, or a state attorney general could take any action under U.S. federal or state antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger in federal court or seeking the divestiture of substantial assets of ASML, Cymer, or their subsidiaries and affiliates. State attorneys general and private parties may also bring legal actions under U.S. federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, of the result of the challenge. Clearances and consents or the expiration or termination of applicable waiting periods under competition laws in Germany, Israel, Japan, South Korea and Taiwan also are conditions to the merger. On December 17, 2012, the required clearances were received under the competition laws in Germany. In addition, ASML and Cymer have agreed that the merger is conditioned upon the favorable review of the merger by the Committee on Foreign Investments in the United States (referred to as CFIUS). This condition was satisfied on January 3, 2013, when CFIUS notified the parties that there are no unresolved national security concerns with respect to the merger, and that CFIUS review was therefore concluded.

Q:	What other conditions must be satisfied to complete the merger?

A: In addition to receipt of the regulatory approvals described above, Cymer and ASML are not required to complete the merger unless a number of other conditions are satisfied or waived. These conditions include, among others: (i) approval of the merger agreement by the Cymer stockholders, (ii) the absence of any governmental order, law, or legal restraint prohibiting the consummation of the merger and (iii) the listing of the ASML ordinary shares to be issued to Cymer stockholders as consideration in the merger on NASDAQ having been authorized. Additionally, ASML is not required to complete the merger if there is any pending action or proceeding by any governmental entity of competent jurisdiction challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the merger.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 103.

Q:	Can the value of the merger consideration to be received by Cymer stockholders change between now and the time the merger is completed?

A: Yes. A significant portion of the consideration Cymer stockholders will receive upon completion of the merger will be ASML ordinary shares. The exchange ratio will not change even if the market prices of Cymer common stock or ASML ordinary shares fluctuate. Therefore, the market value of the ASML ordinary shares that Cymer stockholders will receive if the merger is completed will fluctuate up or down with fluctuations in the market price of ASML ordinary shares.

Q:	What are the U.S. federal income tax consequences of the merger to Cymer stockholders?

A: The first step merger and the second step merger are intended to be treated as a single integrated transaction for U.S. federal income tax purposes. Consequently, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to as the Code). Accordingly, U.S. holders of Cymer common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of the ASML ordinary shares received over the holder’s adjusted tax basis in its shares of Cymer common stock surrendered) and (ii) the amount of cash received pursuant to the merger.

You should read “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger” beginning on page 78 for a more complete discussion of the U.S. federal income tax consequences of the merger.

Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular circumstances. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	After the merger is completed, how will I receive the merger consideration?

A: As promptly as practicable after the merger is completed, but no later than five business days following the completion of the merger, ASML will cause the exchange agent to mail to each holder of record of Cymer common stock a form of letter of transmittal and instructions for use in effecting the exchange of Cymer common stock for the merger consideration. Upon the receipt of proper documentation from a Cymer stockholder by the exchange agent, the exchange agent will deliver (i) certificates (or electronic equivalents) representing the number of ASML ordinary shares into which such shares of Cymer common stock shall have been converted in the merger, and (ii) a check for an amount equal to $20.00 multiplied by the number of shares of Cymer common stock to be converted, plus any cash due in lieu of fractional shares.

Q:	Where and when will the special meeting be held?

A: The special meeting of Cymer stockholders will be held at Cymer’s corporate headquarters, 17075 Thornmint Court, San Diego, California 92127, on Tuesday, February 5, 2013 at 10:00 a.m., local time.

Q:	What matters will be voted on at the special meeting?

A: There are three proposals that require a stockholder vote at the special meeting. First, you will be asked to vote on a proposal to approve the merger agreement. You also will be asked to vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. You also will be asked to vote on a non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Q:	What is the recommendation of the Cymer Board in regard to each proposal that may be voted on at the special meeting?

A: The Cymer Board unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Cymer and its stockholders and adopted the merger agreement. The Cymer Board unanimously recommends that Cymer stockholders vote “FOR” the proposal to approve the merger agreement.

The Cymer Board recommends that Cymer stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the merger agreement.

The Cymer Board recommends that Cymer stockholders vote “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Q:	Who is entitled to vote at the special meeting?

A: The record date for the special meeting is January 7, 2013. Only holders of record of shares of Cymer common stock as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. If you are a registered Cymer stockholder planning on attending the special meeting, please be prepared to provide proper identification, such as a driver’s license. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification to attend the special meeting.

Q:	What constitutes a quorum at the special meeting?

A: Cymer stockholders who hold shares of Cymer common stock representing at least a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the special meeting. If a quorum is not present at the special meeting, Cymer stockholders, by a majority of the voting power represented in person or by proxy may adjourn the special meeting to another time or place without further notice unless a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each Cymer stockholder of record entitled to vote at the special meeting. Abstentions and broker non-votes will be included in the calculation of the number of shares of Cymer common stock represented at the special meeting for purposes of determining whether a quorum has been achieved.

Q:	How many votes do I have?

A: Cymer stockholders are entitled to one vote for each share of Cymer common stock owned as of the close of business on the record date. As of December 31, 2012, there were 31,369,689 shares of Cymer common stock outstanding and entitled to vote at the special meeting.

Q:	What vote is required to approve the merger agreement?

A: Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting. As of December 31, 2012, 31,369,689 shares of Cymer common stock were outstanding and entitled to vote at the special meeting. As a result, assuming this number of shares outstanding is unchanged as of the close of business on the record date, 15,684,845 shares of Cymer common stock need to vote in favor of the proposal to approve the merger agreement for that proposal to be approved. Failures to vote, votes to abstain and broker non-votes will have the same effect as votes “AGAINST” the proposal to approve the merger agreement.

Q:	What vote is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the merger agreement?

A: If a quorum is present at the special meeting, the proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal exceed the votes cast in opposition to the proposal. In that case, failure to vote, abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting. If a quorum is not present at the special meeting, the proposal to adjourn the special meeting may be approved and the special meeting may be adjourned by a majority of the voting power represented at the special meeting in person or by proxy. In that case, broker non-votes will have no effect on the proposal to adjourn the special meeting, although failure to vote and abstentions will have the same effect as votes “AGAINST” the proposal to adjourn the special meeting.

Q:	What vote is required to approve the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger?

A: The non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal. Failure to vote, abstentions and broker non-votes will have no effect on the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Q:	If I am a stockholder of record of Cymer common stock, how do I vote?

A: If, on the record date, your shares of Cymer common stock were registered directly in your name with Cymer’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record with respect to those shares.

If you are the stockholder of record with respect to your shares of Cymer common stock, you may vote in person at the special meeting or by proxy.

•	To vote in person, come to the special meeting, and you will receive a ballot when you arrive.

•

If you do not wish to vote in person or if you will not be attending the special meeting, you may vote by proxy. You can vote by proxy over the Internet, by mail, or by telephone by following the instructions provided in the proxy card.

Cymer provides Internet proxy voting to allow you to vote your shares of Cymer common stock on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Q:	If I am a beneficial owner of Cymer common stock held in street name, how do I vote?

A: If, on the record date, your shares of Cymer common stock were held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares of Cymer common stock held in “street name,” and the organization holding your account is considered the stockholder of record for purposes of voting at the special meeting.

If you are a beneficial owner of shares of Cymer common stock registered in the name of your broker, bank, dealer or other similar organization, and you wish to vote in person at the special meeting, you must obtain a valid proxy from the organization that holds your shares of Cymer common stock. If you do not wish to vote in person or you will not be attending the special meeting, you should have received a proxy card and voting instructions with this proxy statement/prospectus from that organization. Please follow the voting instructions provided by your broker, bank, dealer or other similar organization to ensure that your vote is counted.

Q:	What happens if I do not make specific voting choices?

A: Stockholder of Record: If you are a Cymer stockholder of record and you:

•	indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Cymer Board, or

•	sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares of Cymer common stock in the manner recommended by the Cymer Board on all matters presented in this proxy statement/prospectus and, therefore, “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting and “FOR” the non-binding proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Beneficial Owner of Shares Held in Street Name: If you are a beneficial owner of shares of Cymer common stock held in street name and do not provide the organization that holds your shares of Cymer common stock with specific instructions, under the rules of NASDAQ, the organization that holds your shares of Cymer common stock may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares of Cymer common stock does not receive instructions from you on how to vote your shares of Cymer common stock on a non-routine matter, such as the proposal to approve the merger agreement, the organization that holds your shares of Cymer common stock will inform the inspector of elections for the special meeting that it does not have the authority to vote on this matter with respect to your shares of Cymer common stock. This is generally referred to as a “broker non-vote.” When the inspector of elections for the special meeting tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. In connection with the special meeting, broker non-votes will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement. Broker non-votes will have no effect on the proposal to adjourn the special meeting or the non-binding proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger. You should therefore provide voting instructions to the organization that holds your shares of Cymer common stock by carefully following the instructions provided in this proxy statement/prospectus.

Q:	Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A: Yes. You may revoke your proxy and change your vote at any time before the final vote at the special meeting.

Stockholder of Record: If you are a Cymer stockholder of record, you may revoke your proxy in any one of the following ways:

•	You may send a written notice that you are revoking your proxy to the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.

•	You may send a subsequent properly completed proxy card in accordance with the instructions in this proxy statement/prospectus.

•	You may grant a subsequent proxy by telephone or through the Internet.

•

You may attend the special meeting, revoke the proxy in writing and vote in person. Your attendance at the special meeting will not automatically revoke your proxy unless you vote again at the special meeting or specifically request in writing that your prior proxy be revoked.

The most current proxy card or telephone or Internet proxy the inspector of elections for the special meeting receives is the one that is counted.

Beneficial Owner of Shares Held in Street Name: If you are a beneficial owner of shares of Cymer common stock held in street name, you will need to follow the instructions included on the proxy form provided to you by your broker regarding how to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Cymer common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of Cymer common stock. If you are a holder of record and your shares of Cymer common stock are registered in more than one name, you will receive more than one proxy card. In order to ensure that all of your shares of Cymer common stock are voted at the special meeting, please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	Do I need to do anything with my shares of Cymer common stock other than voting for the proposals at the special meeting?

A: After the merger is completed, each share of Cymer common stock you hold will be converted automatically into the right to receive the merger consideration. You will receive instructions at that time regarding exchanging your shares for ASML ordinary shares and cash. You do not need to take any action at this time. Please do not send your Cymer stock certificates with your proxy card.

Q:	Are stockholders entitled to dissenters’ rights of appraisal?

A: No. Pursuant to the Nevada Revised Statutes 92A.390, no dissenter’s rights or rights of appraisal will apply in connection with the merger.

Q:	When should I submit my proxy?

A: You should submit your proxy as soon as possible so that your shares of Cymer common stock will be voted at the special meeting.

Q:	What do I need to do now?

A: Carefully read through this proxy statement/prospectus. Consider all the consequences that would occur should you vote “FOR” or “AGAINST” or “ABSTAIN” on the proposal to approve the merger agreement or fail to submit a proxy. Confer with any advisors you think necessary to make the best decision. Fill out your proxy card and send it back to Cymer as soon as possible, or plan to attend and vote at the special meeting.

Q:	What happens if I sell my shares of Cymer common stock before the special meeting?

A: The record date for the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your shares of Cymer common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares of Cymer common stock through the effective date of the merger.

Q:	What happens if I do not respond?

A: Failure to respond will have the effect of a vote against the proposal to approve the merger agreement. Failure to respond will have no effect on the proposal to adjourn the special meeting or the non-binding proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A: Yes. You should carefully read the detailed description of the risks associated with the merger and ASML’s operations following the merger described in “Risk Factors” beginning on page 38.

Q:	Who can help answer my questions?

A: The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained in this proxy statement/prospectus. You should read carefully the entire proxy statement/prospectus, including the information in the annexes. See “Where You Can Find More Information” beginning on page 137. If you would like additional copies of this proxy statement/prospectus, without charge, or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Morrow & Co., LLC

470 West Avenue - 3rd Floor

Stamford, CT 06902

Stockholders, please call: +1 (877) 780 4190

Banks and Brokerage Firms, please call: +1 (203) 658 9400

You also are urged to consult your own legal, tax and/or financial advisors with respect to any aspect of the merger, the merger agreement or other matters discussed in this proxy statement/prospectus.

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, Cymer stockholders are encouraged to read carefully this entire proxy statement/prospectus, its annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item. Please see “Where You Can Find More Information” beginning on page 137.

Information About the Companies (see page 111)

Cymer, Inc.

Cymer, a Nevada corporation, together with its wholly owned subsidiaries, is engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry. Cymer sells replacement parts and support directly to chipmaker customers as well as to its lithography tool manufacturer customers. Cymer’s display products operating segment develops, integrates, markets, and supports silicon crystallization tools used in the manufacture of low temperature poly-silicon liquid crystal displays and organic light emitting diode displays.

Cymer manufactures its products primarily at its San Diego headquarters, and it also conducts refurbishment manufacturing activities for replacement parts at its subsidiary located in South Korea. Cymer sells its products to customers primarily in Europe, Japan, South Korea, Taiwan, the United States and other Asian countries. Cymer provides customer support from its San Diego headquarters, and from its field offices located throughout China, Japan, the Netherlands, Singapore, South Korea, Taiwan and the United States.

Cymer common stock is traded on NASDAQ under the symbol “CYMI.”

The principal executive offices of Cymer are located at 17075 Thornmint Court, San Diego, California 92127, and its telephone number is (858) 385-7300.

ASML Holding N.V.

ASML is one of the world’s leading providers (measured in revenues) of lithography equipment that is critical to the production of integrated circuits or chips (referred to as ICs). Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. ASML is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML operates in 16 countries through over 55 sales and service locations.

ASML is a holding company that operates through its subsidiaries.

ASML ordinary shares are listed on NASDAQ and Euronext Amsterdam under the symbol “ASML.”

ASML’s principal executive offices are located at De Run 6501, 5504 DR Veldhoven, the Netherlands, and its telephone number is +31 40 268 3000. ASML also has offices outside of Europe, including in the United States, Hong Kong, The People’s Republic of China, Taiwan, Japan, Malaysia and Korea.

ASML US Inc.

Holdco is a Delaware corporation and an indirect wholly owned subsidiary of ASML. Holdco was incorporated as ALMA Holding, Inc. on September 28, 2000 and changed its name to ASML Holding US, Inc.

on October 1, 2001 and then to ASML US, Inc. on November 19, 2002. On December 31, 2002, ASM Lithography, Inc. and ASML US, LLC merged with and into Holdco, with Holdco surviving the merger.

The principal executive offices of Holdco are located at 8555 South River Parkway, Tempe, Arizona, 85284, and its telephone number is +1 480 383 4005.

Kona Acquisition Company, Inc.

Merger Sub was incorporated on October 12, 2012 under the laws of the state of Nevada. Merger Sub is a wholly owned subsidiary of Holdco that was formed solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Merger Sub does not beneficially own any shares of Cymer common stock.

The principal executive offices of Merger Sub are located at De Run 6501, 5504 DR Veldhoven, the Netherlands, and its telephone number is +31 40 268 3000. Merger Sub’s registered agent in Nevada is Lionel Sawyer & Collins, Ltd., located at 50 West Liberty Street, Suite 1100, Reno, Nevada 89501.

Kona Technologies, LLC

Merger Sub 2 was formed on October 12, 2012, as a limited liability company under the laws of the state of Nevada. Merger Sub 2 is a wholly owned subsidiary of Holdco that was formed solely for the purpose of effecting the second step merger. Merger Sub 2 has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Merger Sub 2 does not beneficially own any shares of Cymer common stock.

The principal executive offices of Merger Sub 2 are located at De Run 6501, 5504 DR Veldhoven, the Netherlands, and its telephone number is +31 40 268 3000. Merger Sub 2’s registered agent in Nevada is Lionel Sawyer & Collins, Ltd., located at 50 West Liberty Street, Suite 1100, Reno, Nevada 89501.

Comparative Per Share Market Price and Dividend Information (see page 35)

The following table presents the last reported closing sale price per share of Cymer common stock on NASDAQ and ASML ordinary shares on NASDAQ and Euronext Amsterdam on (i) October 15, 2012, the last full trading day prior to the time the Cymer Board met to consider the adoption of the merger agreement, and (ii) January 2, 2013, the last trading day for which this information was available prior to the date of this proxy statement/prospectus. The table also sets forth the implied value of the merger consideration per share of Cymer common stock on each of these dates, as determined by adding (i) the cash consideration, or $20.00, and (ii) the applicable closing sale price of ASML ordinary shares on NASDAQ by the exchange ratio of 1.1502. We urge you to obtain current market quotations for both ASML ordinary shares and Cymer common stock.

	Cymer Common Stock (NASDAQ)	ASML Ordinary Shares (NASDAQ)	ASML Ordinary Shares (AEX—EUR)		Implied Value Per Share of Cymer Common Stock of the Merger Consideration
October 15, 2012	$46.65	$52.81	EUR	40.37	$80.74
January 2, 2013	$93.33	$66.78	EUR	50.17	$96.81

Risk Factors (see page 38)

An investment in ASML ordinary shares involves risks, some of which are related to the merger. In considering the merger, you should carefully consider the information about these risks set forth under “Risk

Factors” beginning on page 38, together with the other information included or incorporated by reference in this proxy statement/prospectus. These risks include, without limitation, the following:

•

The market price of ASML ordinary shares may decline following the completion of the merger or during the period of time between the date of this proxy statement/prospectus and the date on which Cymer stockholders are entitled to receive ASML ordinary shares pursuant to the merger agreement;

•	Cymer and ASML may be unable to obtain the regulatory approvals required to complete the merger or may incur significant costs in doing so;

•	Failure to timely complete the proposed merger could disrupt Cymer’s and ASML’s business plans and operations; and

•	Cymer and ASML may not achieve the expected benefits of the proposed transaction.

The Special Meeting of Cymer Stockholders (see page 45)

The special meeting is scheduled to be held at Cymer’s corporate headquarters, 17075 Thornmint Court, San Diego, California 92127 on Tuesday, February 5, 2013 at 10:00 a.m., local time.

At the special meeting, Cymer stockholders will be asked to consider and vote on:

•	a proposal to approve the merger agreement;

•	a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal; and

•	a non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Only holders of record of Cymer common stock at the close of business on Monday, January 7, 2013, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Holders of record of Cymer common stock on the record date are entitled to one vote per share at the special meeting on each proposal.

You may vote “FOR” or “AGAINST” or you may “ABSTAIN” from voting on each proposal. The proposal to approve the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting. If a quorum is present at the special meeting, the proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal exceed the votes cast in opposition of the proposal. If a quorum is not present at the special meeting, the proposal to adjourn the special meeting may be adopted and the special meeting may be adjourned by a majority of the voting power represented at the special meeting in person or by proxy. The non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal.

Quorum (see page 45)

No business may be transacted at the special meeting unless a quorum is present. Attendance in person or by proxy at the special meeting of holders of record of a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting will constitute a quorum. If a quorum is not present, the special meeting may be adjourned to allow additional time for obtaining additional proxies by a majority of the voting power represented in person or by proxy at the special meeting.

Reasons for the Merger and Recommendation of the Cymer Board (see page 57)

At its meeting held on October 16, 2012, the Cymer Board unanimously (i) adopted the merger agreement, (ii) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Cymer and its stockholders, (iii) directed that the merger agreement be submitted to the Cymer stockholders for approval at the special meeting, and (iv) determined to recommend that the Cymer stockholders vote in favor of the approval of the merger agreement.

In adopting the merger agreement, the Cymer Board considered a variety of factors in favor of the merger, which are discussed in further detail in “The Merger—Reasons for the Merger and Recommendation of the Cymer Board” on page 56.

The Cymer Board unanimously recommends that Cymer stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the adjournment of the special meeting, if it is necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Opinion of Goldman, Sachs & Co. as Financial Advisor to Cymer (see page 60)

Goldman Sachs & Co. (referred to as Goldman Sachs) delivered its opinion to the Cymer Board that, as of October 16, 2012, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to holders (other than ASML and its affiliates) of shares of Cymer common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 16, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Cymer Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any Cymer stockholder should vote with respect to the merger agreement or any other matter. Pursuant to an engagement letter between Cymer and Goldman Sachs, Cymer has agreed to pay Goldman Sachs a transaction fee based on a percentage of the aggregate consideration to be paid pursuant to the merger agreement. As of January 2, 2013 such fee is estimated to be approximately $34.5 million, based on the closing price of ASML ordinary shares for the five trading days ending January 2, 2013, $6.0 million of which became payable upon execution of the merger agreement and the remainder of which is payable immediately prior to consummation of the merger.

Certain U.S. Federal Income Tax Consequences of the Merger (see page 78)

The first step merger and the second step merger are intended to be treated as a single integrated transaction for U.S. federal income tax purposes. Consequently, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, U.S. holders of Cymer common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of the ASML ordinary shares received over the holder’s adjusted tax basis in its shares of Cymer common stock surrendered) and (ii) the amount of cash received pursuant to the merger. See “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger” beginning on page 77 for a more complete discussion of the U.S. federal income tax consequences of the merger.

Delisting and Deregistration of Cymer Common Stock (see page 49)

Upon consummation of the merger, the Cymer common stock currently listed on NASDAQ will cease to be listed on NASDAQ and subsequently will be deregistered under the Exchange Act.

No Dissenters’ Rights (see page 49)

Pursuant to Nevada Revised Statutes 92A.390, no dissenter’s rights or rights of appraisal will apply in connection with the merger.

The Merger Agreement (see page 88)

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. ASML and Cymer encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 88.

Merger Consideration (see page 88)

The merger agreement provides that each share of Cymer common stock outstanding immediately prior to the consummation of the merger (other than shares owned by ASML, Holdco, Merger Sub, Merger Sub 2, any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer (referred to as excluded shares)) will be converted into the right to receive from Holdco (i) $20.00 in cash, without interest thereon (referred to as the cash consideration) and (ii) 1.1502 ASML ordinary shares (referred to as the stock consideration and, collectively with the cash consideration, the merger consideration). No fractional ASML ordinary shares will be issued. In lieu of fractional ASML ordinary shares, Cymer stockholders that would otherwise be entitled to a fractional ASML ordinary share will receive cash in an amount equal to the product of the ASML Share Price and the fractional ASML ordinary share to which such holder would otherwise be entitled.

In addition, for the purposes of complying with requirements of Dutch law, upon consummation of the merger, each holder of Cymer capital stock (other than holders of excluded shares) will be entitled to receive the Euro par value amount required to satisfy the pay up obligation resulting from the deemed subscription, described below, by each Cymer stockholder (other than holders of excluded shares) of the amount of whole ASML ordinary shares to be issued to such holder (referred to as the Dutch Compensation Amount), such entitlement to receive the Dutch Compensation Amount to be set off against such pay up obligation. By virtue of the merger, each Cymer stockholder will be deemed to have subscribed for the ASML ordinary shares to be issued to such holder pursuant to the merger. In accordance with the laws of the Netherlands, each Cymer stockholder, as a result of such deemed subscription, will be obligated to pay up such ASML ordinary shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount to which such holder is entitled by virtue of the merger. Such obligation will be satisfied by such Cymer stockholder upon exchange of certificates (or evidence of shares in book entry form) by set off by ASML of such obligation against the right of such Cymer Stockholder to receive from ASML the Dutch Compensation Amount, and will have no effect on the receipt by a Cymer stockholder of the merger consideration.

Treatment of Cymer Stock Options and Restricted Stock Units (see page 89)

Upon consummation of the merger, each option to purchase shares of Cymer common stock that has vested will be converted into an amount in cash for each share of Cymer common stock underlying such option equal to the excess, if any, of (i) the sum of (A) $20.00 and (B) the product of (1) 1.1502 and (2) the ASML Share Price, over (ii) the per share exercise price of such Cymer stock option. Each unvested option to purchase Cymer common stock will be assumed by ASML and converted into an option to purchase a number of ASML ordinary shares equal to the product of (i) the number of shares of Cymer common stock subject to such Cymer stock option prior to completion of the merger and (ii) the Stock Award Exchange Ratio, and the exercise price for each ASML ordinary share underlying such option will be equal to the exercise price per share of Cymer common stock subject to such Cymer stock option divided by the Stock Award Exchange Ratio.

Upon consummation of the merger, each restricted stock unit of Cymer that has vested will be converted into the right to receive the merger consideration. Each unvested restricted stock unit of Cymer will be assumed by ASML and converted into a number of ASML restricted stock units equal to the product of (i) the number of shares of Cymer common stock underlying such Cymer restricted stock unit multiplied by (ii) the Stock Award Exchange Ratio.

Interests of Certain Persons in the Merger (see page 72)

Cymer executive officers and directors have interests in the merger that are different from, or in addition to, the interests of Cymer stockholders generally. The Cymer Board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the merger agreement and approve the merger and to recommend that you vote in favor of the proposal to approve the merger agreement.

For further information with respect to arrangements between Cymer and its named executive officers, see the information included under “Advisory Vote on Merger-Related Compensation for Cymer’s Named Executive Officers—Golden Parachute Compensation” beginning on page 108.

No Solicitation of Transactions (see page 96)

Under the terms of the merger agreement, Cymer agreed to immediately cease any activities, discussions or negotiations existing on the date of the merger agreement with any third party with respect to any acquisition proposal. Notwithstanding these general prohibitions, subject to certain conditions, if at any time prior to the approval of the merger agreement by the Cymer stockholders, Cymer receives a bona fide acquisition proposal from a third party and the Cymer Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel) that such acquisition proposal constitutes, or would reasonably be expected to lead to a superior acquisition proposal and the third party making such a proposal executes a confidentiality agreement having provisions that are no less restrictive in the aggregate than those of the confidentiality agreement entered into between Cymer and ASML, Cymer may:

•	furnish information or data or access with respect to Cymer and its subsidiaries to such third party; and

•	participate in discussions and negotiations directly or through its representatives with such third party.

Notwithstanding the foregoing provisions of the merger agreement, prior to the Cymer stockholders’ approval of the merger agreement, the Cymer Board (or any committee of the Cymer Board) may withhold, withdraw, qualify or modify (or publicly propose to do so) its recommendation that Cymer stockholders approve the merger agreement, and Cymer, the Cymer Board or a committee of the Cymer Board may approve, recommend or endorse (or publicly propose to do so) an acquisition proposal made after the date of the merger agreement and which was not solicited, initiated, encouraged or facilitated in breach of the non-solicitation obligations described in “The Merger Agreement—Covenants—No Solicitation of Transactions,” or recommend against the approval of the merger agreement and Cymer may terminate the merger agreement, in response to an acquisition proposal made after the date of the merger agreement, if:

•

the Cymer Board determines in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, that the acquisition proposal constitutes a superior acquisition proposal, if the acquisition proposal did not result from a breach of the non-solicitation provisions of the merger agreement;

•

the Cymer Board determines in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that failure to take such action would reasonably be expected to constitute a violation of its fiduciary duties;

•

Cymer promptly notifies ASML in writing at least four business days before taking such action of the Cymer Board’s intention to do so, attaching the most current version of any proposed agreement under which such acquisition proposal is proposed to be consummated and the identity of the third party making the proposal;

•

within four business days after receipt of such written notification (or within two business days after Cymer has provided notice to ASML of an amendment to the financial terms or other material terms of such acquisition proposal), ASML has not made an offer that the Cymer Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, is at least as favorable to the Cymer stockholders as such other acquisition proposal; and

•

the Cymer Board, after taking into account any modifications to the terms of the merger agreement proposed by ASML, continues to believe that the alternative acquisition proposal constitutes a superior acquisition proposal.

Conditions to the Merger (see page 103)

Each party’s obligation to effect the merger is subject to satisfaction or waiver, at or prior to the closing of the merger, of the following conditions:

•	the approval of the merger agreement and the merger by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of Cymer common stock;

•

the absence of any law, temporary restraining order, executive order, decree, ruling, judgment or injunction or other order of a court or governmental entity of competent jurisdiction preventing the consummation of the transactions contemplated by the merger agreement;

•	the expiration or termination of all applicable waiting periods under the HSR Act;

•	the receipt of any required clearances and consents required to be obtained under specified foreign merger control laws, and the expiration or termination of any applicable waiting period thereunder;

•	the receipt of the approval of CFIUS;

•	the approval for trading of the ASML ordinary shares issuable in connection with the merger on NASDAQ, subject to official notice of issuance; and

•

the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order or proceedings threatened or initiated by the SEC for that purpose and not withdrawn.

In addition, Cymer’s obligation to effect the merger is subject to satisfaction or waiver of the following additional conditions:

•	the representations and warranties of ASML must be true and correct in the manner described under “The Merger Agreement—Conditions to the Merger”;

•

the performance and compliance by ASML, Holdco, Merger Sub and Merger Sub 2 in all material respects of their obligations to be performed or complied with on or prior to the closing date of the merger under the merger agreement;

•	the receipt by Cymer of a certificate executed by a senior executive officer of ASML certifying the satisfaction of the foregoing conditions;

•

since the date of the merger agreement, the absence of any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have an ASML material adverse effect as described under “The Merger Agreement—Representations and Warranties.”

The obligations of ASML, Holdco, Merger Sub and Merger Sub 2 are further subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Cymer must be true and correct in the manner described under “The Merger Agreement—Conditions to the Merger”;

•	the performance and compliance by Cymer in all material respects of its obligations to be performed and complied with on or prior to the closing date of the merger under the merger agreement;

•	the receipt by ASML of a certificate executed by a senior executive officer of Cymer certifying the satisfaction of the foregoing conditions;

•

since the date of the merger agreement, the absence of any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Cymer material adverse effect as described under “The Merger Agreement—Representations and Warranties”; and

•

the absence of any pending action or proceeding by any governmental entity of competent jurisdiction challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the merger.

Termination (see page 105)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the Cymer stockholder approval, as follows:

•	by the mutual written consent of ASML and Cymer;

•

by either ASML or Cymer (provided that these rights to terminate the merger agreement will not be available to any party whose willful and material breach of the merger agreement was the proximate cause of such failure to consummate the merger) if:

•

any court or governmental entity issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order or other action shall have become final and non-appealable;

•	the Cymer stockholders fail to approve the merger agreement at the special meeting or any adjournment or postponement thereof; or

•

the merger is not consummated on or before the termination date of July 16, 2013, provided that, subject to certain conditions, this termination date may be extended to October 16, 2013 by either Cymer or ASML by written notice to the other party;

•	by ASML if:

•

Cymer has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to the consummation of the merger and (ii) is incapable of being cured by Cymer by the termination date or, if capable of being cured, is not cured by Cymer by the earlier of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from ASML and (B) the termination date; provided, however, that ASML will not have the right to terminate the merger agreement under these conditions if ASML is then in breach of its representations, covenants or agreements such that certain conditions to the consummation of the merger are incapable of being satisfied by the termination date;

•	the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal or an intervening event; or

•	Cymer fails to include the Cymer Board’s recommendation to Cymer stockholders to approve the merger agreement in this proxy statement/prospectus;

•	by Cymer if:

•	prior to the effective time of the merger, ASML, Holdco, Merger Sub or Merger Sub 2 has breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to consummation of the merger set forth in the merger agreement and (ii) is incapable of being cured by ASML, Holdco, Merger Sub or Merger Sub 2 by the termination date or, if capable of being cured, is not cured by ASML, Holdco, Merger Sub or Merger Sub 2 by the earlier of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from Cymer and (B) the termination date; provided, however, that Cymer will not have this right to terminate the merger agreement if it is then in breach of its representations, covenants or agreements such that certain conditions to consummation of the merger are incapable of being satisfied by the termination date; or

•

prior to the special meeting, the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal or an intervening event.

Expenses and Termination Fees (see page 106)

All costs and expenses incurred by the parties in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party that has incurred such costs and expenses, whether or not the merger is consummated. However, Cymer must pay ASML a termination fee of $75,000,000 if:

•	the merger agreement is terminated by ASML because:

•	the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal or an intervening event;

•	Cymer fails to include the Cymer Board’s recommendation to Cymer stockholders to approve the merger agreement in this proxy statement/prospectus;

•

Cymer has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to consummation of the merger set forth in the merger agreement and (ii) is incapable of being cured by the termination date or, if capable of being cured, is not cured by the earlier of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from ASML and (B) the termination date, if (1) Cymer’s breach that gave rise to such right of termination was willful and (2) prior to the willful breach giving rise to such termination any proposal or offer for an acquisition proposal made after the date of the merger agreement has been publicly announced or otherwise disclosed to Cymer and not in good faith withdrawn and within 12 months after the termination of the merger agreement Cymer enters into a definitive agreement with respect to any alternative transaction or consummates any alternative transaction;

•

the merger agreement is terminated by Cymer because the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal or an intervening event; or

•	the merger agreement is terminated by ASML or Cymer because:

•

the Cymer stockholders fail to approve the merger agreement at the special meeting or any adjournment or postponement thereof, if prior to the special meeting any proposal or offer for an acquisition proposal made after the date of the merger agreement has been publicly announced or otherwise publicly disclosed and not in good faith withdrawn, the Cymer Board does not change its recommendation to Cymer stockholders to approve the merger agreement and within 12 months after the termination of the merger agreement Cymer enters into a definitive agreement with respect to any alternative transaction or consummates any alternative transaction; or

•

the merger is not consummated on or before July 16, 2013 (or any date to which the termination date is extended, but not later than October 16, 2013), if (i) prior to such termination, any proposal or offer for an acquisition proposal made after the date of the merger agreement has been publicly announced or otherwise disclosed and not in good faith withdrawn, (ii) prior to such termination Cymer has not held the special meeting, (iii) at the time of such termination, all conditions to consummation of the merger (other than approval of the merger agreement by the Cymer stockholders) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to such conditions remaining capable of satisfaction) and (iv) within 12 months after the termination of the merger agreement Cymer enters into a definitive agreement with respect to any alternative transaction or consummates any alternative transaction.

Comparison of Rights of Holders of ASML Shareholders and Cymer Stockholders (see page 114)

As a result of the merger, Cymer stockholders will become holders of ASML ordinary shares, and will have different rights as holders of ASML ordinary shares than they had as holders of shares of Cymer common stock. The differences between the rights of these respective holders result from the differences between Dutch and Nevada law and the respective governing documents of ASML and Cymer. For additional information, please see “Comparison of Rights of Holders of ASML Shareholders and Cymer Stockholders” beginning on page 114.

Litigation Related to the Merger (see page 86)

On October 29, 2012, a putative shareholder class action complaint was filed against Cymer, the Cymer Board, ASML, Holdco, Merger Sub and Merger Sub 2 in the District Court of Clark County, Nevada, captioned Jerome v. Cymer, Inc. et al., Case No. A-12-671009-C (Eighth Judicial Dist. Clark County, Nevada), challenging the merger and seeking, among other things, compensatory damages, attorneys’ and experts’ fees and injunctive relief concerning the alleged breaches of fiduciary duty and to prohibit the defendants from consummating the merger. The plaintiff subsequently amended the complaint on November 28, 2012.

The lawsuit generally alleges, among other things, that the merger agreement was reached through an unfair process, that the merger consideration is inadequate, that the merger agreement unfairly caps the price of Cymer common stock, that the merger agreement’s “no solicitation” provision and other deal protection devices have precluded other bidders from making successful competing offers for Cymer, and that the preliminary proxy statement/prospectus filed in connection with the merger contains material misstatements and/or omissions. The lawsuit alleges that ASML aided and abetted the alleged breaches of fiduciary duties.

On December 31, 2012, the parties entered into a memorandum of understanding to settle the lawsuit. While the defendants believe that the lawsuit is without merit, in order to eliminate the burden, expense and uncertainties inherent in further litigation, the defendants have agreed, as part of the memorandum of understanding and without admitting to the validity of any allegations made in the lawsuit, to make certain additional disclosure requested by the plaintiff in this proxy statement/prospectus. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including certain confirmatory discovery and court approval following notice to Cymer’s stockholders. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the merger, the merger agreement, and any disclosure made in connection therewith (other than claims to enforce the settlement). There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the District Court of Clark County, Nevada will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

SELECTED HISTORICAL FINANCIAL DATA OF CYMER

The following statement of operations data for the years ended December 31, 2011, 2010, and 2009 and the balance sheet data as of December 31, 2011 and 2010 have been derived from the audited consolidated financial statements of Cymer contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated into this document by reference. The statement of operations data for the years ended December 31, 2008 and 2007 and the balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from Cymer’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.

The statement of operations data for the nine months ended September 30, 2012 and 2011 and the balance sheet data as of September 30, 2012 have been derived from Cymer’s unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which is incorporated into this document by reference. The information as of and for the nine months ended September 30, 2012 and September 30, 2011 has been derived from the unaudited interim consolidated financial statements of Cymer as filed with the SEC, which reflect, in the opinion of Cymer’s management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information.

You should read this selected historical financial data together with the financial statements that are incorporated by reference into this document and their accompanying notes and management’s discussion and analysis of financial condition and results of operations of Cymer contained in such reports. For more information, see “Where You Can Find More Information.”

	Nine Months Ended September 30		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$431,288	$441,331	$594,212	$534,209	$307,664	$459,010	$521,696
Cost of revenues	205,206	212,571	289,076	261,442	171,250	240,768	260,280
Gross profit	226,082	228,760	305,136	272,767	136,414	218,242	261,416
Total operating expenses	189,142	142,785	197,557	151,651	118,388	158,160	146,954
Operating income	36,940	85,975	107, 579	121,116	18,026	60,082	114,462
Net income	40,960	67,770	80,241	90,813	8,719	33,677	85,439
Basic earnings per share	$1.32	$2.23	$2.63	$3.05	$0.40	$1.22	$2.64

Diluted earnings per share	$1.29	$2.19	$2.58	$3.02	$0.40	$1.22	$2.50

	As of September 30	As of December 31,
	2012	2011	2010	2009	2008	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$110,071	$125,027	$154,312	$118,381	$252,391	305,707
Short-term investments	153,622	124,712	54,964	62,895	30,900	22,355
Working capital[1]	596,414	518,704	490,568	399,264	374,799	498,405
Total assets	1,027,767	927,744	787,331	664,918	777,444	794,152
Total long-term liabilities	31,798	34,589	22,631	19,657	30,238	181,440
Treasury stock	(492,890)	(492,890)	(492,890)	(473,580)	(473,580)	(450,704)
Equity	$819,580	$747,943	$638,255	$541,638	$522,624	$509,234

(1)	Working capital is calculated as the difference between total current assets (including cash and cash equivalents and including short-term investments), and total current liabilities.

	Nine Months Ended September 30, 2012	For the year ended December 31, 2011
Basic earnings per share	$1.32	$2.63
Diluted earnings per share	$1.29	$2.58

SELECTED HISTORICAL FINANCIAL DATA OF ASML

The following statements of operations data for the years ended December 31, 2011, 2010 and 2009, and the balance sheet data as of December 31, 2011 and 2010 have been derived from the audited consolidated financial statements of ASML contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which is incorporated into this document by reference. The statements of operations data for the years ended December 31, 2008 and 2007 and the balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from ASML’s audited consolidated financial statements for such years, which have not been incorporated into this document by reference.

The statements of operations data for the nine months ended September 30, 2012 and September 25, 2011 and the balance sheet data as of September 30, 2012 have been derived from ASML’s unaudited U.S. GAAP condensed consolidated financial statements contained in its Report on Form 6-K dated November 21, 2012, which is incorporated into this document by reference. You should read this selected historical financial data together with ASML’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and the unaudited condensed consolidated interim financial statements included in ASML’s Report on Form 6-K dated November 21, 2012, that are incorporated by reference into this document. For more information, see “Where You Can Find More Information.”

(in thousands EUR, except per share data)	Nine Months Ended		Years Ended December 31,
	September 30,	September 25,
	2012	2011	2011[1]	2010	2009	2008	2007[2]
Consolidated statements of operations data
Net sales	3,708,504	4,440,122	5,651,035	4,507,938	1,596,063	2,953,678	3,768,185
Cost of sales	2,123,461	2,487,134	3,201,645	2,552,768	1,137,671	1,938,164	2,218,526

Gross profit on sales	1,585,043	1,952,988	2,449,390	1,955,170	458,392	1,015,514	1,549,659
Research and development costs	433,754	439,879	590,270	523,426	466,761	516,128	486,141
Amortization of in-process research and development costs			—	—	—	—	23,148
Selling, general and administrative costs	179,861	161,556	217,904	181,045	154,756	210,172	223,386

Income (loss) from operations	971,428	1,351,553	1,641,216	1,250,699	(163,125)	289,214	816,984
Interest income (expense), net	(2,736)	5,854	7,419	(8,176)	(8,425)	20,430	31,169

Income (loss) before income taxes	968,692	1,357,407	1,648,635	1,242,523	(171,550)	309,644	848,153
(Provision for) benefit from income taxes	(120,118)	(175,105)	(181,675)	(220,703)	20,625	12,726	(177,152)

Net income (loss)	848,574	1,182,302	1,466,960	1,021,820	(150,925)	322,370	671,001

Basic net income (loss) per ordinary share	2.05	2.75	3.45	2.35	(0.35)	0.75	1.45
Diluted net income (loss) per ordinary share[3]	2.03	2.73	3.42	2.33	(0.35)	0.74	1.41
Number of ordinary shares used in computing per share amounts (in thousands)
Basic	414,570	429,175	425,618	435,146	432,615	431,620	462,406
Diluted[3]	417,640	432,807	429,053	438,974	432,615	434,205	485,643
Dividend per ordinary share in:
EUR	—	—	0.46	0.40	0.20	0.20	0.25
U.S.$	—	—	0.60	0.54	0.27	0.26	0.39

(1)	As of January 1, 2011, ASML adopted Accounting Standards Update (“ASU”) 2009-13, “Revenue Arrangements with Multiple Deliverables” which amended ASC 605-25. The ASU was adopted prospectively and had an insignificant impact on timing and allocation of revenues.
(2)	As of January 1, 2008, ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007, ASML accounted for award credits using the cost accrual method. The comparative figures for 2007 have been adjusted to reflect this change in accounting policy.
(3)	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans, the issuance of shares under ASML share plans and the conversion of ASML’s outstanding Convertible Subordinated Notes for periods in which exercises, issuances or conversions would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise, issuance of shares or conversion of such options, shares or conversion of convertible subordinated notes (converted in 2007) for periods in which such exercises, issuance of shares or conversions would be anti-dilutive.

(in thousands EUR)	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Consolidated Balance Sheets Data:	(in thousands)
Cash and cash equivalents[1]	5,118,783	2,731,782	1,949,834	1,037,074	1,109,184	1,271,636
Short-term investments	1,039,991	—	—	—	—	—
Working capital[2]	6,707,940	3,473,767	2,787,220	1,704,714	1,964,906	1,997,988
Total assets	10,587,713	7,260,815	6,180,358	3,764,151	3,977,478	4,113,444
Long-term debt[3]	749,909	736,368	710,060	699,756	685,134	642,332
Total shareholders’ equity[1]	6,905,719	3,444,154	2,773,908	1,774,768	1,988,769	1,891,004
Capital stock	44,427	38,354	39,293	39,028	38,887	39,206

(1)	The September 30, 2012 balance of cash and cash equivalents includes an amount of EUR 3,016.1 million related to the customer co-investment program, was returned to shareholders (excluding participating customers) via a synthetic share buyback, which resulted in a return of capital in cash of EUR 9.18 per ASML ordinary share to shareholders (other than customers participating in the customer co-investment program) and the exchange of each 100 ASML ordinary shares outstanding for 77 ASML ordinary shares (referred to as the synthetic share buyback) on November 24, 2012.
(2)	Working capital is calculated as the difference between total current assets (including cash and cash equivalents and including short-term investments), and total current liabilities.
(3)	Long-term debt includes the current portion of long-term debt.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information of ASML and Cymer has been prepared under the acquisition method in accordance with accounting principles generally accepted in the United States of America (referred to as GAAP), and is based on the historical consolidated financial statements of both ASML and Cymer. The unaudited pro forma condensed combined financial information of ASML and Cymer is based on ASML’s accounting policies. ASML performed a preliminary assessment of the differences in accounting policies and financial statement presentation between ASML and Cymer. The review of the accounting policies and presentation is not yet complete and policy differences may be identified.

The unaudited pro forma condensed combined financial information includes certain adjustments, which we believe to be reasonable, to give effect to the merger, which are described in the notes below. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated results. However, the unaudited pro forma condensed combined financial information does not give effect to the impact, if any, of additional costs and cost savings that may result from the merger. The unaudited pro forma condensed combined balance sheet was prepared as if the merger occurred as of September 30, 2012. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012 were prepared as if the merger had occurred as of January 1, 2011. This unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and related notes of ASML and Cymer, both incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information reflects ASML as the “acquirer” for accounting and legal purposes. Accordingly, consideration paid by ASML in connection with the merger will be allocated to Cymer’s assets and liabilities based upon their fair values as of the date of the consummation of the merger. The notes to the unaudited pro forma condensed combined financial information provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial information. The allocation of the purchase price is dependent upon a final determination of the fair value of Cymer’s assets and liabilities as of the date of the consummation of the merger. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Final determinations of fair market value may differ materially from those presented herein.

The unaudited pro forma condensed combined results of operations do not include any anticipated cost reductions from the elimination of redundant public company expenses that management believes will be specifically identified during the cooperative planning process or after consummation of the merger. The unaudited pro forma condensed combined financial information has been compiled from historical financial statements and other information, but do not purport to represent the actual combined financial position or results of operations had the merger occurred on the dates indicated, or to project financial performance for any future periods.

The unaudited pro forma condensed combined balance sheet does not include the impact of the synthetic share buyback. On November 24, 2012, ASML executed the synthetic share buyback, which involved five consecutive changes to ASML’s articles of association pursuant to which (i) ordinary shares class M were created and all ASML ordinary shares held by the Customer Stichtingen were converted into class M ordinary shares and all other ASML ordinary shares were converted into ordinary shares class A, (ii) the par value of the ordinary shares class A was increased at the expense of the share premium reserve, (iii) the issued share capital was reduced by decreasing the nominal value of the ordinary shares class A resulting in repayment of an amount of EUR 9.18 per share to holders of ordinary shares class A or to holders of ASML ordinary shares into which the ordinary shares A were converted, (iv) the ordinary shares class A were exchanged at a ratio of 77 for 100 and (v) the ordinary shares class M and the ordinary shares class A were cancelled and the ordinary shares class M and the ordinary shares class A were converted into ASML ordinary shares. As of December 31, 2012, there were 407,205,077 ASML ordinary shares issued and outstanding (excluding treasury shares).

Cymer’s consolidated financial statements have historically been presented in US dollars (USD). The consolidated financial information of Cymer is reported in Euro (EUR) within the unaudited pro forma condensed combined financial information. The presentation of Cymer’s consolidated financial statements in EUR was applied retrospectively. The balance sheet data of Cymer as of September 30, 2012, has been translated using an exchange rate of $1.29 to €1.0 corresponding to the spot rate as of October 1, 2012. The statement of operations data of Cymer for the year ended December 31, 2011 has been translated using an average exchange rate during that period of $1.40 to €1.0 and for the nine months ended September 30, 2012 using an average exchange rate during that period of $1.29 to €1.0. The average exchange rate was computed using the average of prevailing exchange rates as of the end of each month during the reporting period as reported by the U.S. Federal Reserve Board.

ASML Holding N.V.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

(in EUR thousands)

	ASML Historical	Cymer Historical	Pro Forma Adjustments		Pro Forma Combined
Cash and cash equivalents	5,118,783	85,326	(497,333	)(a)	4,706,776
Restricted cash	—	4,767	—		4,767
Short term investments	1,039,991	119,087	—		1,159,078
Accounts receivable, net	326,804	100,773	(14,742	)(b)	412,835
Finance receivables, net	221,627	—	—		221,627
Current tax assets	36,599	—	—		36,599
Inventories, net	1,920,038	222,271	90,281	(c)	2,232,590
Deferred tax assets	111,021	28,107	—		139,128
Other assets	234,909	38,741	(48,663	)(d)	224,987
Total current assets	9,009,772	599,072	(470,457)		9,138,387

Long-term investments	—	32,094	—		32,094
Finance receivables, net	44,744	—	—		44,744
Deferred tax assets	38,332	24,426	—		62,758
Other assets	304,942	10,047	—		314,989
Goodwill	145,863	13,275	952,364	(e)	1,111,502
Other intangible assets, net	7,153	6,954	816,095	(f)	830,202
Property, plant and equipment, net	1,036,907	110,851	—		1,147,758
Total non-current assets	1,577,941	197,647	1,768,459		3,544,047

Total assets	10,587,713	796,719	1,298,002		12,682,434

Accounts payable	392,851	42,790	(14,742	)(b)	420,899
Accrued and other liabilities	1,219,539	26,908	—		1,246,447
Deferred revenue	673,164	66,900	(48,663	)(d)	691,401
Current tax liabilities	11,169	138	—		11,307
Current portion of long term debt	2,563	—	—		2,563
Provisions	2,323	—	—		2,323
Deferred and other tax liabilities	223	—	—		223
Total current liabilities	2,301,832	136,736	(63,405)		2,375,163

Long-term debt	747,346	—	—		747,346
Deferred revenue	61,552	5,569	—		67,121
Deferred and other tax liabilities	215,164	1,150	369,312	(g)	585,626
Provisions	8,681	—	—		8,681
Accrued and other liabilities	347,419	17,930	—		365,349
Total non-current liabilities	1,380,162	24,649	369,312		1,774,123

Total shareholders' equity	6,905,719	635,334	992,095	(h)	8,533,148

Total liabilities and shareholders' equity	10,587,713	796,719	1,298,002		12,682,434

ASML Holding N.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2011

(in EUR thousands, except per share data)

	ASML Historical	Cymer Historical	Pro Forma Adjustments		Pro Forma Combined
Net system sales	4,883,913	166,684	(148,553	)(i)	4,902,044
Net service and field option sales	767,122	257,753	—		1,024,875
Total net sales	5,651,035	424,437	(148,553)		5,926,919

Cost of system sales	2,793,931	93,072	(139,569	)(j),(l)	2,747,434
Cost of service and field option sales	407,714	113,411	36,882	(j)	558,007
Total cost of sales	3,201,645	206,483	(102,687)		3,305,441

Gross profit on sales	2,449,390	217,954	(45,866)		2,621,478

Research and development costs	590,270	93,313	2,852	(k),(l)	686,435
Selling, general and administrative costs	217,904	47,799	3,984	(l)	269,687
Income from operations	1,641,216	76,842	(52,702)		1,665,356

Foreign currency exchange gain	—	530	—		530
Interest income	41,156	606	—		41,762
Interest expense	(33,737)	(529)	—		(34,266)
Other income	—	4	—		4
Income before income taxes	1,648,635	77,453	(52,702)		1,673,386

(Provision for) benefit from income taxes	(181,675)	(20,138)	21,474	(m)	(180,339)
Net income	1,466,960	57,315	(31,228)		1,493,047

Earnings per ordinary share
Basic	3.45	1.88		(n)	3.23
Diluted	3.42	1.84		(n)	3.19

Weighted average number of ordinary shares outstanding
Basic	425,618	30,469	6,532	(n)	462,619
Diluted	429,053	31,101	8,101	(n)	468,255

ASML Holding N.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2012

(in EUR thousands, except per share data)

	ASML Historical	Cymer Historical	Pro Forma Adjustments		Pro Forma Combined
Net system sales	3,035,123	118,433	(90,270	)(i)	3,063,286
Net service and field option sales	673,381	215,898	—		889,279
Total net sales	3,708,504	334,331	(90,270)		3,952,565

Cost of system sales	1,753,634	65,374	(84,093	)(j),(l)	1,734,915
Cost of service and field option sales	369,827	93,700	30,020	(j)	493,547
Total cost of sales	2,123,461	159,074	(54,073)		2,228,462

Gross profit on sales	1,585,043	175,257	(36,197)		1,724,103

Research and development costs	433,754	107,508	10,904	(k),(l)	552,166
Selling, general and administrative costs	179,861	39,114	1,348	(l)	220,323
Income from operations	971,428	28,635	(48,449)		951,614

Foreign currency exchange gain (loss)	—	(767)	—		(767)
Interest income (expense), net	(2,736)	350	—		(2,386)
Other income	—	130	—		130
Income before income taxes	968,692	28,348	(48,449)		948,591

(Provision for) benefit from income taxes	(120,118)	3,402	19,741	(m)	(96,975)
Net income	848,574	31,750	(28,708)		851,616

Earnings per ordinary share
Basic	2.05	1.02		(n)	1.89
Diluted	2.03	1.00		(n)	1.86

Weighted average number of ordinary shares outstanding
Basic	414,570	31,125	5,876	(n)	451,571
Diluted	417,640	31,814	7,388	(n)	456,842

Note 1—Basis of Preparation

The unaudited pro forma condensed combined financial information has been prepared on the basis of the assumptions described in these notes. The pro forma adjustments are based on estimates by ASML’s management using information currently available. ASML has not completed its purchase price allocation for the merger, and the actual allocation may materially differ from the preliminary allocation. No pro forma adjustments were made to Property, plant and equipment, net as the Cymer register detail was not available and ASML management is not aware of any recent valuation reports on Cymer’s Property, plant and equipment. The receipt of the final valuations and the impact of ongoing cooperation activities could cause material differences between actual and pro forma results in the information presented.

The unaudited pro forma condensed combined financial information is not necessarily indicative of the historical results that would have occurred had the merger taken place as of the dates indicated. Likewise, the pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had the entities filed consolidated income tax returns during the periods presented. In addition, they do not reflect additional costs and cost savings or other synergies resulting from the merger that may be realized in future periods.

There are several pre-existing relationships between ASML and Cymer to be considered in the context of the merger. ASML and Cymer have a significant customer/supplier relationship, in addition to entering into several other collaboration agreements, particularly with regard to the development of next generation technology, specifically the EUV source R&D cooperation agreement and EUV source supply agreement. The implications of such pre-existing relationships will be fully assessed as part of the final purchase accounting to be completed upon consummation of the merger.

1(a)	The preliminary purchase price allocation is subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above. The estimated purchase price of EUR 2,125 million has been calculated as follows:

Cymer common stock outstanding	31,126,409
Cymer vested stock units and options (*)	1,042,630

Total number of Cymer stock units (**)	32,169,039
Multiplied by ‘per share cash consideration’ of 20.00 USD	15.46

Total estimated cash merger impact (EUR thousands)		497,333

Total number of Cymer stock units (**)	32,169,039
Multiplied by ‘per share exchange ratio’ of 1.1502	1.1502

Estimated number of ASML ordinary shares to be issued	37,000,829
ASML market price per share as of October 31, 2012	42.45

Total estimated value of ASML ordinary shares to be issued (EUR thousands)		1,570,685
Estimated fair value compensated for Cymer unvested equity awards to be exchanged (***)		56,744

Total Purchase Price (EUR thousands)		2,124,762

(*)	ASML and Cymer have assumed that all vested options will be exercised prior to the closing of the merger. However, if some of these options are not exercised prior to the closing of the merger, those options will be cancelled and ASML would be required to make a cash payment for each option equal to the excess, if any, of (i) the sum of (A) $20.00 and (B) the product of (1) the ASML Share Price and (2) 1.1502, over (ii) the per share exercise price of such option. Any cash payment for cancelled options, while impacting ASML’s cash position, would have a limited effect on the total purchase consideration. The exercise price of the options has not been taken into account in these calculations.

(**)	For purposes of this subtotal, Cymer stock units are defined as common stock outstanding, vested restricted stock units and performance stock units, and vested and assumed exercised options as described above.

(***)	For the purposes of calculating the fair value of Cymer unvested equity awards to be exchanged, ASML has assumed that approximately 2.2 million ASML ordinary shares will be issued when all such equity awards vest.

1(b) The estimated purchase price has been preliminarily assigned to the net tangible and intangible assets acquired and liabilities assumed as follows (in EUR thousands):

Purchase price		2,124,762

Preliminary allocation of purchase price
Cymer net assets		635,334

Adjustments to historical book values
To record inventory at FV		90,281 (1)
To record intangibles at FV		823,049 (2)
Write-off historical goodwill	—	(13,275)
Write-off historical intangibles	—	(6,954)

		893,101
Deferred tax impact	—	(369,312)

Implied goodwill		965,639

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the preliminary estimated purchase price to identifiable net assets acquired with the excess recorded as goodwill. The purchase price allocation in the unaudited pro forma condensed combined financial information is based on a purchase price of approximately EUR 2,125 million. The actual value of ASML ordinary shares issued in the merger will be based on the trading price of ASML ordinary shares upon consummation of the merger. For each EUR 1 change in the price of ASML ordinary shares, the estimated purchase price will increase or decrease by approximately EUR 39 million, which would result in an increase or decrease of goodwill, respectively.

The preliminary allocation adjustments are as follows:

(1)	Reflects the adjustment of the historical Cymer inventories to estimated fair value.

(2)	To record intangible assets at their estimated fair value. As part of the preliminary purchase price allocation process, ASML has identified the following estimated fair values of intangible assets acquired (in EUR thousands):

Trademarks and trade names	26,679
Developed technology	406,537
In-process technology	198,783
Customer relationships	191,050

823,049

Final purchase price adjustments related to the intangible assets valuation may differ materially from the numbers stated above.

Note 2—Pro forma adjustments

The adjustments to the accompanying unaudited pro forma condensed combined balance sheet as of September 30, 2012 are described below:

(a)

Cash and cash equivalents: To record the payment of cash consideration to Cymer stockholders in the amount of EUR 497 million, representing the entitlement of EUR 15.46 (USD 20.00) per share. Given that the exact shareholding ownership composition is uncertain, ASML and Cymer have also applied the assumption that no fractional shares will be cash settled for the purposes of this unaudited pro forma financial information. No adjustments have been made to cash and cash equivalents for the assumed exercise of vested options before the closing of the merger that is reflected in this unaudited pro forma condensed combined financial information.

(b)	Accounts receivable, net and accounts payable: Represents the settlement of the net amount due from ASML to Cymer of EUR 15 million.

(c)	Inventories, net: Reflects the adjustment of the historical Cymer inventories to estimated fair value. Because this adjustment is directly attributed to the merger and will not have a continuing impact, it is not reflected in the unaudited pro forma condensed combined statements of combined operations. However, this inventory adjustment will result in an increase in cost of sales in the periods subsequent to the consummation of the merger during which the related inventories are sold.

(d)	Other current assets: Represents the settlement of prepayments from ASML to Cymer for products not yet delivered of EUR 49 million.

(e)	Goodwill: Represents the elimination of EUR 13 million of existing goodwill of Cymer and the assignment of EUR 966 million of goodwill attributable to the merger. See note 1 (b) above for the calculation of implied goodwill.

(f)	Other intangible assets, net: Represents the elimination of EUR 7 million of existing intangible assets of Cymer and the recording of EUR 823 million identifiable intangible assets attributable to the merger. See note 1 (b) above for the estimated fair values of the intangibles assets acquired.

Definite lived intangible assets are expected to consist of trademarks and trade names, developed technology, in-process technology and customer relationships.

The estimated fair values for this pro forma presentation for part of the developed technology and the trade marks and trade names were measured using the relief-from-royalty method. This method assumes the trade marks and trade names and developed technology have value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. Significant assumptions required for this method are projected revenues that can be attributed to the related intangible assets, the appropriate royalty rates and the appropriate discount rates.

The estimated fair values for this pro forma presentation for part of the developed technology, the customer relationships, and in-process technology were measured using the multi-period excess earnings method. The principle behind this method is that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to the subject intangible asset. Significant assumptions required for this method are projected revenues that can be attributed to the related intangible assets, profitability of these revenues and the appropriate discount rates.

(g)	Deferred and other tax liabilities: An adjustment to deferred tax liabilities representing the deferred income tax liability based on the U.S. federal and state statutory rate of 40.7% multiplied by the fair value adjustments was made to assets acquired and liabilities assumed, excluding goodwill. This does not reflect ASML’s effective tax rate, which will include other tax items such as state and foreign taxes as well as other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company. The adjustment was calculated as follows (in EUR thousands):

Fair value adjustments of identifiable intangible assets	816,095
Inventory fair market value step-up	90,281

906,376
Statutory tax rate	40.7%

Deferred tax liability adjustment	369,312

(h)	Total shareholder’s equity: The overall increase in shareholder’s equity is made up of the following adjustments:

•	The elimination of Cymer’s historical equity accounts in the amount of EUR 635 million.

•

To record the issuance of 37 million ASML ordinary shares in exchange for the 32 million Cymer stock units, at the ASML publicly traded share price on October 31, 2012 of EUR 42.45 for a total of EUR 1,570 million. ASML and Cymer have assumed that all vested options will be exercised prior to the closing of the merger without taking into account the exercise price of such options. However, if some of these vested options are not exercised prior to the closing of the merger, those options will be cancelled and ASML would be required to make a cash payment for each option equal to the excess, if any, of (i) the sum of (A) $20.00 and (B) the product of (1) the ASML Share Price and (2) 1.1502, over (ii) the per share exercise price of such option. Any cash payment for cancelled options would impact ASML’s cash position and have a corresponding effect on total shareholder’s equity. The value of the ASML equity to be issued will vary based on the ASML ordinary share price at the closing date and the ratio of cash to stock merger consideration, both of which are subject to change.

•	To record the value of ASML unvested equity awards to be granted in exchange for Cymer unvested equity awards at the closing date, of an estimated EUR 57 million.

The adjustments to the accompanying unaudited pro forma condensed combined statements of operations for the 12 months ended December 31, 2011 and nine months ended September 30, 2012 are described below:

(i)	Net system sales: To eliminate the sales recorded by Cymer for the sale of products to ASML of EUR 149 million and EUR 90 million for the 12 months ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

(j)	Cost of sales: The overall credit to cost of sales is made up of the following adjustments:

•

An adjustment to cost of system sales matching the adjustment to Net system sales for Cymer’s sales to ASML of EUR 149 million for the 12 months ended December 31, 2011 and EUR 90 million for the nine months ended September 30, 2012. This adjustment reflects the expectation that the gross margin on Cymer’s sales to ASML will be additive to ASML’s gross margin subsequent to the closing of the merger.

•

To reflect the adjustment to amortization expense for the net increase in estimated fair value of the acquired intangible assets. The allocation of amortization expense between cost of services and cost of system sales was based on the character of the associated intangible assets. These adjustments generated a net increase in amortization expense in the amount of EUR 44 million for the 12 months ended December 31, 2011 and EUR 35 million for the nine months ended September 30, 2012. All intangible assets except for in-process technology were assumed to have commenced their useful lives, which range from 7 to 15 years, as of the effective time of the merger.

•

An adjustment to stock-based compensation expense of EUR 2 million and EUR 1 million for the 12 months ended December 31, 2011 and the nine months ended September 30, 2012, respectively. See (l) below for further detail.

(k)	Research and development costs: The increase in research and development costs is made up of the following adjustments:

•

To reflect the adjustment to amortization expense for the net increase in estimated fair value of the acquired in-process technology of EUR 10 million for the nine months ended September 30, 2012. The useful life of in-process technology is estimated to commence 15 months after the closing of the merger, or April 1, 2012 for purposes of the unaudited pro forma condensed combined statements of operations.

•

An adjustment to stock-based compensation expense of EUR 3 million and EUR 1 million for the 12 months ended December 31, 2011 and the nine months ended September 30, 2012, respectively. See (l) below for further detail.

(l)	Selling, general and administrative costs: An adjustment was estimated based on the 63% purchase premium which existed at October 17, 2012, the announcement date of the merger. This premium represents the increase in the value of the awards expected upon the closing of the merger and thus results in increased compensation expense to be recorded over the remaining vesting period of the awards. Upon review of the composition of equity awards an estimated allocation was made between Cost of system sales, R&D and SG&A based on the estimated nature of services rendered by the grantee of the equity awards as follows (in EUR thousands):

	For the 12 months ended December 31, 2011	For the nine months ended September 30, 2012
Cost of system sales	2,252	762
Research and development costs	2,852	965
Selling, general and administrative costs	3,984	1,348

	9,088	3,075

(m)	Provision for income taxes: The decrease in the provision for income taxes is made up of the following adjustments:

•

To record the income tax related to the effect of the pro forma adjustments for amortization at the applicable statutory rate of 40.7%. This credit amounted to EUR 18 million for the 12 months ended December 31, 2011 and EUR 19 million for the nine months ended September 30, 2012.

•

To record the income tax related to the stock-based compensation expense at the applicable statutory rate of 40.7%. This credit amounted to EUR 3 million for the 12 months ended December 31, 2011 and EUR 1 million for the nine months ended September 30, 2012.

(n)	Earnings per share: Reflects the estimated issuance of 37 million ASML ordinary shares to Cymer shareholders in exchange for all shares of Cymer common stock outstanding upon closing of the merger. For consistency, all ASML ordinary shares issued in connection with the merger are assumed to be outstanding for both the 12 months ended December 31, 2011 and the nine months ended September 30, 2012. Dilution is the result of the estimated 2.2 million ASML unvested equity awards granted to Cymer stockholders in exchange for existing Cymer unvested equity awards at the time of the merger. For consistency, all of these awards are assumed to be unvested for both the 12 months ended December 31, 2011 and the nine months ended September 30, 2012, and thus included in diluted earnings per share for both periods.

(o)	Items not included: The following material nonrecurring charges related to the merger which are not included in the unaudited pro forma combined statements of operations:

•

An estimated EUR 90 million of expense related to the release of the estimated fair market value step-up of Cymer’s finished goods inventory. The estimated fair market value step-up is considered nonrecurring as it would be amortized over the first inventory turn, which is estimated to be less than 12 months.

•	An estimated EUR 25 million of ASML’s one-time transaction costs related to the merger.

•	An estimated $40 million of Cymer’s one-time transaction costs related to the merger.

COMPARATIVE PER SHARE INFORMATION

The following table shows per share data regarding book value per share and earnings (loss) per share from continuing operations for ASML and Cymer on a historical and on a pro forma basis extracted from the data as presented in this proxy statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The pro forma combined book value per share information was computed as if the merger had occurred as of September 30, 2012. The pro forma earnings per share information was computed as if the merger had occurred as of January 1, 2011. The Cymer pro forma combined equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 1.1502 ASML ordinary shares for each share of Cymer common stock held. This information is intended to illustrate how each share of Cymer common stock would have participated in the combined company’s earnings per share and book value per share if the merger had been completed on the relevant dates. These amounts are provided for illustrative purposes only and do not necessarily reflect future amounts of earnings per share and book value per share of ASML.

The following comparative per share information is derived from the historical consolidated financial statements of each of Cymer and ASML. The information below should be read in conjunction with the sections entitled “Selected Historical Financial Data of ASML” beginning on page 22, “Selected Historical Financial Data of Cymer” beginning on page 20 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 24 of this proxy statement/prospectus. See also “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” on pages 137 and 138, respectively.

Cymer’s consolidated financial statements have historically been presented in US dollars. The presentation of Cymer’s book value per share and earnings per share in EUR was applied retrospectively. The book value per share of Cymer as of September 30, 2012, has been translated using an exchange rate of $1.29 to €1.0 corresponding to the spot rate as of October 1, 2012. Cymer’s earnings per share (basic and diluted) for the year ended December 31, 2011 has been translated using an average exchange rate during that period of $1.40 to €1.0. The average exchange rate was computed using the average of prevailing exchange rates as of the end of each month during the reporting period as reported by the U.S. Federal Reserve Board. For purposes of the following table, book value per share information is as at September 30, 2012, and earnings per share (basic and diluted) is for the fiscal year ended December 31, 2011.

	December 31, 2011	September 30, 2012
	(EUR)	(EUR)
Book Value Per Share(1)
ASML historical		14.24
Cymer historical		20.41
Pro forma combined		16.38
Cymer Pro forma combined equivalent		18.84
Basic Earnings/(Loss) Per Share
ASML historical	3.45
Cymer historical	1.88
Pro forma combined	3.23
Cymer Pro forma combined equivalent	3.72
Diluted Earnings/(Loss) Per Share
ASML historical	3.42
Cymer historical	1.84
Pro forma combined	3.19
Cymer Pro forma combined equivalent	3.67

(1)	Book Value Per Share is defined as total shareholders’ equity divided by issued shares less treasury shares held as of the balance sheet date.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

ASML ordinary shares are listed on the Euronext Amsterdam under the symbol “ASML” and on NASDAQ under the symbol “ASML.” Cymer common stock is publicly traded on NASDAQ under the symbol “CYMI.”

The following table shows the closing sales prices of ASML ordinary shares (as reported on Euronext Amsterdam and NASDAQ) and Cymer common stock (as reported on NASDAQ) on October 16, 2012, the last trading day before the merger agreement was announced.

Closing price per share October 16, 2012
ASML ordinary shares—Euronext Amsterdam	€41.32
ASML ordinary shares—NASDAQ	$53.59
Cymer common stock—NASDAQ	$47.83

The table below sets forth, for the periods indicated, the per share high and low sales prices for ASML ordinary shares on Euronext Amsterdam and on NASDAQ and for Cymer common stock on NASDAQ.

	ASML Euronext Amsterdam (EUR)		ASML NASDAQ (U.S.$)		Cymer NASDAQ (U.S.$)
	High	Low	High	Low	High	Low
Annual Information
2012	49.95	31.73	64.97	40.57	90.43	45.65
2011	32.95	21.22	45.92	30.65	58.19	34.57
2010	29.52	19.34	38.87	24.64	46.25	28.31
2009	23.74	10.72	34.74	14.03	39.99	16.66
2008	20.24	9.42	31.42	12.64	38.90	18.36
Quarterly Information
Fourth Quarter 2012	49.95	38.25	64.97	48.73	90.25	46.18
Third Quarter 2012	48.34	39.61	59.20	48.34	62.40	49.83
Second Quarter 2012	41.44	34.71	52.42	43.74	58.95	45.55
First Quarter 2012	37.68	31.73	50.32	40.57	53.00	45.05
Fourth Quarter 2011	32.60	24.45	43.88	33.05	51.13	35.80
Third Quarter 2011	27.40	21.22	38.79	30.65	51.66	34.57
Second Quarter 2011	31.56	24.10	44.79	34.25	58.19	44.78
First Quarter 2011	32.95	26.87	45.92	35.15	57.60	41.43
Monthly Information
December 2012	49.95	46.80	64.97	60.90	90.43	84.76
November 2012	48.87	43.40	63.40	53.35	88.92	77.47
October 2012	43.87	38.25	56.92	48.73	80.32	46.18
September 2012	46.66	40.42	58.17	51.83	60.01	49.83
August 2012	47.77	44.40	59.12	55.48	62.40	55.47
July 2012	48.34	39.61	59.20	48.34	62.10	56.35

Cymer stockholders will not receive the merger consideration until after the merger is completed. There can be no assurance as to the trading prices of ASML ordinary shares at the time of the closing of the proposed merger. The market prices of both ASML ordinary shares and Cymer common stock are likely to fluctuate prior to completion of the merger and cannot be predicted. Cymer and ASML urge you to obtain current market information regarding ASML ordinary shares and Cymer common stock before you vote.

The table below sets forth the dividends declared per share of ASML ordinary shares for the fiscal years ended 2007, 2008, 2009, 2010 and 2011.

	2011	2010	2009	2008	2007
EUR	0.46	0.40	0.20	0.20	0.25
U.S.$	0.60	0.58	0.27	0.26	0.39

Cymer has never declared or paid cash dividends on its common stock.

EXCHANGE RATE INFORMATION

The following are the Noon Buying Rates certified by the Federal Reserve Bank for customs purposes, expressed in U.S. dollars per euro.

Period	Period end	Period average(1)	High	Low
Year ended December 31, 2007	1.46	1.37	1.49	1.29
Year ended December 31, 2008	1.39	1.47	1.60	1.24
Year ended December 31, 2009	1.43	1.39	1.51	1.25
Year ended December 31, 2010	1.33	1.33	1.45	1.20
Year ended December 31, 2011	1.30	1.40	1.49	1.29
Year ended December 31, 2012	1.32	1.29	1.35	1.21
July 2012	1.23	1.23	1.26	1.21
August 2012	1.26	1.24	1.26	1.21
September 2012	1.29	1.29	1.31	1.26
October 2012	1.30	1.30	1.31	1.29
November 2012	1.30	1.28	1.30	1.27
December 2012	1.32	1.31	1.33	1.29

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month for the relevant annual period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

RISK FACTORS

Investing in ASML ordinary shares involves risks, some of which are related to the merger. In considering whether to vote for the proposal to approve the merger agreement, you should carefully consider the risks described below, as well as the other information included in or incorporated by reference into this proxy statement/prospectus, including ASML’s Annual Report on Form 20-F for the year ended December 31, 2011 and the risk factors relating to the semiconductor industry and to ASML described therein beginning on page 4 and the risk factors described in Cymer’s Annual Report on Form 10-K for the year ended December 31, 2011 and Cymer’s Quarterly Report on Form 10-Q for the quarters ended September 30, 2012, June 30, 2012 and March 31, 2012. The respective businesses of ASML and Cymer, as well as their respective financial condition or results of operations could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to ASML or Cymer or not currently deemed to be material.

Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” on page 137 and 138, respectively, for information on where you can find the documents ASML and Cymer have filed with or furnished to the SEC and which are incorporated into this proxy statement/prospectus by reference.

Risks Related to the Merger

The market price of ASML ordinary shares may decline following the completion of the merger or during the period of time between the date of this proxy statement/prospectus and the date on which Cymer stockholders are entitled to receive ASML ordinary shares pursuant to the merger agreement.

At the effective time of the merger, each issued and outstanding share of Cymer common stock will be converted into the right to receive fixed consideration consisting of a fixed number of ASML ordinary shares and the cash consideration and, in lieu of fractional shares, an amount in cash equal to the product of the ASML Share Price and the fractional ASML ordinary share to which such holder would otherwise be entitled.

The stock consideration to be delivered to Cymer stockholders under the merger agreement is fixed at 1.1502 ASML ordinary shares for each share of Cymer common stock and will not be adjusted at any time to reflect changes in the market value of ASML ordinary shares.

The market price of ASML ordinary shares may decline at any time following the completion of the merger if, among other reasons:

•	the synergies expected by ASML and Cymer are not achieved;

•	the effect of the merger on the financial results of ASML is not consistent with the expectations of financial analysts or investors;

•

ASML shareholders sell a significant number of ASML ordinary shares after consummation of the merger, or Cymer stockholders who receive ASML ordinary shares under the merger agreement sell a significant number of ASML ordinary shares in the open market; or

•	ASML’s financial results fail to meet the expectations of financial analysts or investors for any reason.

In addition, the market price of the ASML ordinary shares may fluctuate or decline during the period of time between the date of this proxy statement/prospectus and the date on which Cymer stockholders entitled to receive ASML ordinary shares pursuant to the merger agreement actually receive ASML ordinary shares. These fluctuations may be caused by changes in the businesses, operations, results and prospects of either Cymer or ASML, market expectations of the likelihood that the merger will be completed and the timing of the completion, general market and economic conditions or other factors. At the time Cymer stockholders cast their votes regarding the proposal to approve the merger agreement, Cymer stockholders will not know the actual market value of the ASML ordinary shares they will receive when the merger is completed. The actual market value of the ASML ordinary shares, when received by Cymer stockholders, will depend on the market value of those ASML ordinary shares on that date. This market value may be less than the value of the ASML ordinary shares at the time the merger agreement was signed or when the special meeting was held.

Cymer and ASML may be unable to obtain the regulatory approvals required to complete the merger.

Under the HSR Act, the merger may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission (referred to as the FTC), and the Antitrust Division of the U.S. Department of Justice (referred to as the Antitrust Division), and the applicable waiting period has expired or been terminated. Cymer and ASML filed their respective notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 9, 2012. Each party subsequently received a second request from the Antitrust Division in connection with the pending merger. ASML and Cymer intend to continue to work with the Antitrust Division and to comply promptly with these second requests.

At any time before or after the completion of the merger, the Antitrust Division, the FTC, or a state attorney general could take any action under U.S. federal or state antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger in federal court or seeking the divestiture of substantial assets of ASML, Cymer, or their subsidiaries and affiliates. State attorneys general and private parties may also bring legal actions under U.S. federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, of the result of the challenge.

Clearances and consents or the expiration or termination of applicable waiting periods under competition laws in Germany, Israel, Japan, South Korea, and Taiwan also are conditions to the merger. On December 17, 2012, the required clearances were received under the competition laws in Germany.

In addition, ASML and Cymer have agreed that the merger is also conditioned the favorable review of the merger by CFIUS. This condition was satisfied on January 3, 2013, when CFIUS notified the parties that there are no unresolved national security concerns with respect to the merger, and that CFIUS review was therefore concluded.

Cymer’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Cymer stockholders generally.

Cymer’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Cymer stockholders generally. These interests include:

•

some Cymer executives who are parties to change in control agreements with Cymer may become entitled to receive severance benefits, including vesting of their unvested equity, upon or after the closing of the merger in the event of their qualified termination of employment;

•	equity awards held by Cymer’s outside directors that are unvested at the closing of the merger will accelerate upon the closing of the merger; and

•

certain Cymer executive officers may enter into employment agreements with ASML or the surviving corporation that would provide for continued employment, and payments and benefits, to these executives following the merger.

The Cymer Board was aware of these interests at the time it approved the merger and the transactions contemplated by the merger agreement. These interests may cause Cymer’s directors and executive officers to view the merger proposal differently and more favorably than Cymer stockholders may view it. For further information with respect to these interests and arrangements between Cymer and its named executive officers, see the information included under “The Merger—Interests of Certain Persons in the Merger” beginning on page 72 and “Advisory Vote on Merger-Related Compensation for Cymer’s Named Executive Officers—Golden Parachute Compensation” beginning on page 108.

The merger agreement contains provisions that could discourage a potential competing acquiror of Cymer.

The merger agreement contains “no solicitation” provisions that, subject to limited exceptions, restrict Cymer’s ability to solicit, initiate, or knowingly encourage, facilitate or induce third-party proposals for the acquisition of Cymer common stock or assets. See “The Merger Agreement—Covenants—No Solicitation of Transactions” beginning on page 96. In addition, ASML has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before the Cymer Board may withdraw or qualify its recommendation with respect to the merger. The merger agreement further provides that upon termination of the merger agreement under specified circumstances, including certain terminations in connection with an alternative business combination transaction as permitted by the terms of the merger agreement, Cymer may be required to pay ASML a termination fee of $75.0 million. See “The Merger Agreement—Expenses and Termination Fees” beginning on page 106.

These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of Cymer from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the merger consideration. These provisions might also result in a potential third-party acquiror proposing to pay a lower price to Cymer stockholders than it might otherwise have proposed to pay because of the added expense of the $75.0 million termination fee that may become payable in certain circumstances.

If the merger agreement is terminated and Cymer determines to seek another business combination, Cymer may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Cymer and ASML will incur transaction and integration costs in connection with the merger.

ASML and Cymer have incurred, and expect to continue to incur, significant costs in connection with the merger, including the fees of their respective professional advisors. ASML also will incur integration and restructuring costs following the completion of the merger as Cymer’s operations are integrated with ASML’s operations. The synergies anticipated to arise from the merger may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the merger. Unanticipated costs, or the failure to achieve expected synergies, may have an adverse impact on the results of operations of the combined company following the completion of the merger (referred to as the combined company).

The rights of Cymer stockholders will change as a result of the merger.

Following the completion of the merger, Cymer stockholders will no longer be stockholders of Cymer, a Nevada corporation, but will instead be shareholders of ASML, a Dutch public limited liability company. There are important differences between your current rights as a stockholder of Cymer, on the one hand, and the rights to which you will be entitled as a shareholder of ASML, on the other hand. For a more complete discussion, see “Comparison of Rights of ASML Shareholders and Cymer Stockholders” beginning on page 115.

ASML is a “foreign private issuer” under the rules and regulations of the SEC and foreign private issuers are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States.

As a “foreign private issuer” under the Exchange Act, ASML is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, or to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, ASML will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. ASML’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning ASML than there is for Cymer prior to the merger, and such information may not be provided as promptly as it is provided by Cymer prior to the merger.

Failure to timely complete the proposed merger could disrupt Cymer’s and ASML’s business plans and operations.

Although ASML and Cymer expect to complete the merger promptly after receiving Cymer stockholder approval at the special meeting, the transaction also is subject to governmental regulatory approvals and other customary closing conditions. The companies’ inability to complete the merger on the expected schedule or at all likely would disrupt their operations and require the companies to revise their respective business plans, and otherwise could have a material adverse effect on each company’s business and on the trading price of ASML ordinary shares and Cymer common stock. Moreover, if the merger is not completed, both companies will be subject to several risks, including having to pay certain costs relating to the merger and diverting the focus of their respective management teams from pursuing other opportunities that could be beneficial to ASML or Cymer, in each case, without realizing any of the benefits that might have resulted had the merger been completed.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what ASML’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Cymer identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill and intangible assets recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Cymer as of the date of completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 24. In addition, ASML performed a preliminary assessment of accounting policies and financial statement presentation. The review of the accounting policies and presentation is not yet complete and additional policy differences may be identified when completed, which may affect certain pro forma calculations.

Cymer stockholders will have a reduced ownership and voting interest after the merger.

Cymer stockholders currently have the right to vote in the election of the members of the Cymer Board and on other matters affecting Cymer. Upon the completion of the merger, each Cymer stockholder that receives ASML ordinary shares will become a shareholder of ASML with a percentage ownership of the combined company that is much smaller than such Cymer stockholder’s percentage ownership of Cymer. It is expected that the former Cymer stockholders as a group will receive shares in the merger constituting less than 10% of the outstanding ASML ordinary shares immediately after the merger.

Risks Related to the Combined Business

Cymer and ASML may not achieve the expected benefits of the proposed transaction.

ASML and Cymer entered into the merger agreement with the expectation that the proposed transaction will result in various benefits, including with respect to the development of EUV technologies. See “The Merger—Reasons for the Merger and Recommendation of Cymer’s Board” beginning on page 57 and “The Merger—ASML’s Reasons for the Merger” beginning on page 75. Some of those benefits may not be achieved or, if achieved, may not be achieved in the time frame in which they are expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances, some of which are beyond the parties’ control. EUV sources are still under development, and it is not certain that the combined company will be able to introduce commercial EUV systems on time or at all. In addition, future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the semiconductor industry. Also, the potential synergies that ASML and Cymer anticipate, including the expectation that the merger will make EUV development more efficient, may not be realized. In addition, other risk factors discussed below may prevent the achievement of the expected advantages of the proposed merger.

ASML’s inability to effectively integrate the business and operations of Cymer with its own could disrupt its operations and force ASML to incur unanticipated costs.

ASML’s ability to integrate Cymer’s operations with its own will be important to the future success of the combined company. Successful integration is subject to numerous factors beyond ASML’s control, including adverse general and regional economic conditions, general industry trends and competition. ASML’s future performance will depend, in part, on ASML’s ability to effectively integrate Cymer’s operations with its own. The failure to do so could disrupt ASML’s ongoing business, force ASML to incur unanticipated costs and adversely affect the trading price of ASML ordinary shares. If ASML is unable to realize the anticipated benefits of the merger due to its inability to address the challenges of integrating Cymer’s business or for any other reason, it could have a material adverse effect on the combined company’s financial condition and results of operations and require significant additional time on the part of its senior management dedicated to attempting to resolve integration issues.

If ASML is unable to retain key Cymer and/or ASML personnel after the merger is completed, ASML’s business may suffer.

The success of the merger will depend in part on ASML’s ability to retain key personnel currently employed by ASML and Cymer. There is no assurance that ASML will be able to retain key employees of either ASML or Cymer after the merger. Current and prospective employees of ASML and Cymer may experience uncertainty about their future roles with their company until after the merger is completed. This may adversely affect the ability of both companies to attract and retain key personnel. If key employees terminate their employment, or if insufficient numbers of employees are retained to maintain effective operations, management’s attention might be diverted from successfully integrating Cymer’s operations to hiring suitable replacements, and ASML’s business might suffer. In addition, ASML might not be able to locate suitable replacements for any key employees that leave ASML or Cymer.

Risks Related to an Investment in ASML Ordinary Shares

ASML may not declare cash dividends at all or in any particular amounts in any given year.

ASML aims to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the general meeting of ASML shareholders (referred to as the General Meeting) with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on the potential future liquidity requirements, including for investments in production capacity, the funding of ASML’s research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or pay a lower dividend with respect to any given year, which could have a negative effect on the price of ASML ordinary shares.

The price of ASML ordinary shares is volatile.

The current market price of ASML ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of ASML ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to ASML’s performance. This fluctuation may continue in the future.

Restrictions on shareholder rights may dilute voting power.

ASML’s articles of association (referred to as the articles of association) provide that ASML is subject to the provisions of Dutch law applicable to large corporations, called “structuurregime.” These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. As a result, holders of ASML ordinary shares may have more difficulty in protecting their interests in the face of actions by members of the Supervisory Board than if ASML was incorporated in the United States or another jurisdiction.

ASML’s authorized share capital also includes a class of cumulative preference shares and ASML has granted the ASML preference share foundation (Stichting Preferente Aandelen ASML), an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares (referred to as the preference share option). Exercise of the preference share option would effectively dilute the voting power of outstanding ASML ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of voting shares.

The participating customers together own a significant amount of ASML ordinary shares.

In the customer co-investment program, Intel Corporation, Taiwan Semiconductor Manufacturing Company Ltd. and Samsung Electronics Corporation (collectively referred to as the participating customers) through certain wholly owned subsidiaries, acquired an interest in the share capital of ASML of 15%, 5% and 3%, respectively (following the synthetic share buyback).

The interests of the participating customers may not always coincide with the interests of other ASML shareholders. The listing shares acquired by the participating customers are held by Dutch foundations which have issued depositary receipts to wholly owned subsidiaries of the participating customers and the participating customers may only vote in General Meetings in exceptional circumstances. When such exceptional circumstances occur, the participating customers will be able to influence matters requiring approval by the General Meeting and may vote their ASML ordinary shares in a way with which other ASML shareholders may not agree.

The participating customers have also agreed that they will not, without the prior written consent of ASML, transfer any ASML ordinary shares or depositary receipts until two years and six months after the date of their respective shareholder agreement. Upon expiry of such period the ASML ordinary shares held by customers participating in the customer co-investment program are freely transferable, subject to orderly market arrangements and certain other restrictions.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains certain forward-looking statements concerning the merger, the future operations, economic performances and financial conditions of ASML and Cymer, including such things as goals and business and operations and references to future success. These statements, as they relate to Cymer or ASML, the merger or the expected benefits of the merger, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and Cymer, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including the inability to obtain Cymer stockholder approval or regulatory approval for the merger, the satisfaction of other conditions to the completion of the merger, the possibility that the length of time necessary to complete the merger may be longer than anticipated, the achievement of the expected benefits of the merger, risks associated with integrating the businesses of Cymer and ASML, the possibility that the businesses of ASML and Cymer may suffer as a result of uncertainty surrounding the merger, the expected capacity and capability developments in extreme ultraviolet (referred to as EUV) systems, the anticipated effect of the merger on ASML’s earnings per share and EUV margins, the benefits of the deep ultraviolet (referred to as DUV) and installed base products (referred to as IBP) businesses and other risks associated with the development of EUV technology.

The foregoing list of risk factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the businesses of ASML and Cymer described in the risk factors set forth in “Risk Factors” beginning on page 38 and the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2011 and Cymer’s Annual Report on Form 10-K for the year ended December 31, 2011, Cymer’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2012, June 30, 2012 and March 31, 2012, and other documents filed by ASML or Cymer from time to time with the SEC. The parties disclaim any obligation to update any forward-looking statements, except to the extent required by applicable federal securities laws.

Cymer and ASML caution against placing undue reliance on forward-looking statements, which reflect their current beliefs and are based on information currently available to them as of the date a forward-looking statement is made. Forward-looking statements set forth or incorporated by reference herein speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference into this proxy statement/prospectus, as the case may be, and will only be updated in this proxy statement/prospectus or the document incorporated by reference into this proxy statement/prospectus, as the case may be, to the extent required by applicable federal securities law. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in Cymer’s or ASML’s public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” beginning on pages 137 and 138, respectively.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to the Cymer stockholders as part of a solicitation of proxies by the Cymer Board for use at the special meeting that has been called to approve the merger agreement, approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement, and approve the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger, and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Cymer stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting is scheduled to be held at Cymer’s corporate headquarters, 17075 Thornmint Court, San Diego, California 92127 on Tuesday, February 5, 2013 at 10:00 a.m., local time.

Purpose of the Special Meeting

At the special meeting, Cymer stockholders will be asked to consider and vote on:

•	the proposal to approve the merger agreement;

•	a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal; and

•	a non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Recommendation of the Board of Directors of Cymer

The Cymer Board unanimously determined that the merger agreement, the merger and the other transactions contemplated thereby are in the best interests of Cymer and its stockholders and adopted the merger agreement.

The Cymer Board unanimously recommends that Cymer stockholders vote “FOR” the proposal to approve the merger agreement; “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal; and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Record Date; Stockholders Entitled to Vote

Only holders of record of Cymer common stock at the close of business on Monday, January 7, 2013, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof. As of December 31, 2012, 31,369,689 shares of Cymer common stock were issued and outstanding. Holders of record of Cymer common stock on the record date are entitled to one vote per share at the special meeting on each proposal.

Quorum

No business may be transacted at the special meeting unless a quorum is present. Attendance in person or by proxy at the special meeting of holders of record of a majority of the shares of Cymer common stock entitled to vote at the special meeting will constitute a quorum. If a quorum is not present, or if fewer shares of Cymer common stock are voted in favor of the proposal to approve the merger agreement than the number required for its approval, the special meeting may be adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Abstentions (shares of Cymer common stock for which proxies have been received but for which the holders have abstained from voting) and broker non-votes (as discussed below) will be included in the calculation of the number of shares of Cymer common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, as discussed below under “—Required Vote,” abstentions and broker non-votes will have the same effect as voting against the proposal to approve the merger agreement.

Required Vote

You may vote “FOR” or “AGAINST” or you may “ABSTAIN” from voting on each proposal.

If, on the record date, your shares of Cymer common stock were held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares of Cymer common stock held in “street name,” and the organization holding your account is considered the stockholder of record for purposes of voting at the special meeting. In that case, this proxy statement/prospectus has been forwarded to you by the organization that holds your shares of Cymer common stock. If you are a beneficial owner of shares of Cymer common stock held in street name and do not provide the organization that holds your shares of Cymer common stock with specific instructions, under the rules of NASDAQ, the organization that holds your shares of Cymer common stock may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares of Cymer common stock does not receive instructions from you on how to vote your shares of Cymer common stock on a non-routine matter, such as the proposal to approve the merger agreement, the organization that holds your shares of Cymer common stock will inform the inspector of elections for the special meeting that it does not have the authority to vote on this matter with respect to your shares of Cymer common stock. This is generally referred to as a “broker non-vote.”

The proposal to approve the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Cymer common stock entitled to vote at the special meeting. Because the vote on the proposal to approve the merger agreement is based on the total number of shares outstanding, rather than the number of actual votes present or cast, abstentions and broker non-votes will have the same effect as voting against the proposal to approve the merger agreement.

If a quorum is present at the special meeting, the proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal exceed the votes cast in opposition of the proposal. In that case, abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting. If a quorum is not present at the special meeting, the proposal to adjourn the special meeting may be approved and the special meeting may be adjourned by a majority of the voting power represented at the special meeting in person or by proxy. In that case, broker non-votes will have no effect on the proposal to adjourn the special meeting, although abstentions will have the same effect as votes “AGAINST” the proposal to adjourn the special meeting.

The non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast in opposition to the proposal. Abstentions and broker non-votes will have no effect on the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Voting by Cymer’s Directors and Executive Officers

As of December 31, 2012, directors and executive officers of Cymer and their affiliates were entitled to vote 2,392,257 shares of Cymer common stock, or approximately 7.6% of the shares of Cymer common stock outstanding and entitled to vote on that date. Each of Cymer’s directors and officers has indicated his or her present intention to vote their shares of Cymer common stock in favor of each of the proposals to be presented at the special meeting, although none of them has entered into any agreement obligating them to do so.

Voting at the Special Meeting

If, on the record date, your shares of Cymer common stock were registered directly in your name with Cymer’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record with respect to those shares, and you may vote in person at the special meeting or by proxy. If your shares are held in “street name,” you must follow the instructions from your broker, bank or other nominee in order to vote.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of Cymer common stock are held in “street name,” and you wish to vote at the special meeting, you must bring to the special meeting a proxy executed in your favor from the record holder (your broker, bank or other nominee) of the shares authorizing you to vote at the special meeting, along with proper identification.

Voting by Proxy

If you are a Cymer stockholder of record, a proxy card is enclosed for your use. Cymer requests that you submit a proxy via Internet by logging onto www.proxyvote.com and following the instructions on your proxy card or by telephone by dialing 1-800-690-6903 and listening for further directions or by signing the accompanying proxy and returning it promptly by mail. You should vote your proxy in advance of the special meeting even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Stockholders of record of Cymer may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it. To be valid, a returned proxy card must be signed and dated. If you hold your shares of Cymer common stock in street name, you will receive instructions from the organization that holds your shares of Cymer common stock that you must follow in order to vote your shares. If you vote by Internet or telephone, you need not return a proxy card by mail, but your vote must be received by 11:59 p.m., eastern time, on February 4, 2013.

How Proxies are Counted

All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted in the manner recommended by the Cymer Board on all matters presented in this proxy statement/prospectus and, therefore, “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting and “FOR” the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Abstentions and broker non-votes will have the same effect as votes “AGAINST” the proposal to approve the merger agreement. If a quorum is present at the special meeting, abstentions and broker non-votes will have no effect on the proposal to adjourn the special meeting. If a quorum is not present at the special meeting, broker non-votes will have no effect on the proposal to adjourn the special meeting, although abstentions will have the same effect as votes “AGAINST” the proposal to adjourn the special meeting. Abstentions and broker non-votes will have no effect on the non-binding advisory proposal to approve certain compensation arrangements for Cymer’s named executive officers in connection with the merger.

Revocation of Proxies

If you are the record holder of stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this in any one of the following ways:

•	You may send a written notice that you are revoking your proxy to the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.

•	You may send a subsequent properly completed proxy card in accordance with the instructions in this proxy statement/prospectus.

•	You may grant a subsequent proxy by telephone or through the Internet.

•

You may attend the special meeting, revoke the proxy in writing and vote in person. Your attendance at the special meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

•	The most current proxy card or telephone or Internet proxy the inspector of elections for the special meeting receives is the one that is counted.

•	If you are a beneficial owner of shares held in street name, you will need to follow the instructions included on the proxy form provided to you by your broker regarding how to change your vote.

Solicitation of Proxies

Cymer is soliciting proxies for the special meeting from its stockholders. Cymer will pay its own cost of soliciting proxies, including the cost of mailing this proxy statement, from its stockholders. In addition to solicitation by use of the mails, proxies may be solicited by each of Cymer’s directors and executive officers, each of whom is a participant in this solicitation, in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

Cymer has retained the services of Morrow & Co., LLC to assist in the solicitation of proxies for an estimated fee of $30,000, plus reimbursement of out-of-pocket expenses. Cymer will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by them. Cymer will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Adjournments

Any adjournment of the special meeting may be made from time to time by Cymer stockholders. If a quorum is present at the special meeting, the special meeting may be adjourned if the votes cast in favor of adjournment exceed the number of votes cast in opposition. If a quorum is not present at the special meeting, the special meeting may be adjourned by a majority of the voting power represented at the special meeting, whether in person or by proxy.

In either case, the adjourned meeting may take place without further notice other than by an announcement made at the special meeting unless a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger agreement, then Cymer may seek to adjourn the special meeting so as to permit the further solicitation of proxies.

DELISTING AND DEREGISTRATION OF CYMER COMMON STOCK

Upon completion of the merger, the Cymer common stock currently listed on NASDAQ will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

NO DISSENTERS’ RIGHTS

Under Nevada law, Cymer stockholders are not entitled to dissenters’ rights of appraisal in connection with the merger.

PROPOSAL 1—APPROVAL OF THE MERGER AGREEMENT

THE MERGER

Background of the Merger

The light sources manufactured by Cymer are an important component of the lithography system. Therefore, Cymer has worked closely with its lithography tool manufacturer customers, including ASML, and with semiconductor manufacturers who use lithography systems that include light sources provided by Cymer, to develop and refine DUV products that meet their needs. ASML has been a customer of Cymer’s since the early 1990s, and, in 2011, and through the first three quarters of 2012, ASML was Cymer’s largest customer, accounting for approximately 35% and 27%, respectively, of Cymer’s revenue. Throughout their relationship, ASML and Cymer have worked together closely and Cymer has provided ASML with products that meet its and its customers’ needs, as well as to position the companies to provide next-generation technology.

The evolution of semiconductor manufacturers’ needs has forced the development of a new source and lithography system technology based on EUV light. This technology is more complex and expensive to develop than existing commercial technologies. EUV technology is vital to support the semiconductor industry’s transition to manufacturing technology that will enable the production of computer chips with more functionality at a lower cost, and that are more energy efficient. Computer chips produced with EUV light sources are expected to be as much as 100 times faster than, with 1,000 times the memory capacity of, today’s most powerful computer chips.

In light of the importance of EUV technology, and given the technological complexity, the magnitude of the necessary investment, and the delays that Cymer has experienced in developing EUV technologies suitable for commercial purposes, Cymer and ASML have increased their cooperation. Cymer and ASML began negotiations in September 2011 of a cooperation arrangement regarding the joint development of EUV technologies, aiming at pooling more resources and achieving more efficient development. On December 15, 2011, Cymer and ASML entered into a non-binding Shared Vision of EUV Source Cooperation agreement (referred to as the cooperation agreement), which, subject to agreement upon and execution of definitive documentation, provided for joint funding of a separate division of Cymer dedicated solely to development of EUV technology.

Throughout the first half of 2012 ASML and Cymer continued to conduct activities related to the joint development of EUV technology, including having ASML employees work with Cymer employees at Cymer business locations, development of a business model for the proposed joint development of EUV technology, and discussing drafts of definitive documentation with respect to the joint development of EUV technology as contemplated by the cooperation agreement. Mr. Eric Meurice, President, Chief Executive Officer and Chairman of the Board of Management of ASML, Mr. Robert P. Akins, Chairman and Chief Executive Officer of Cymer, and other members of the senior management of ASML and Cymer communicated frequently on the progress of these activities. Recognizing the challenges in the development of EUV sources, including the technical challenges and magnitude of investment needed to enable the development of EUV technologies on a timeframe required by semiconductor manufacturers and the fact that Cymer would not have sufficient resources on a standalone basis to continue to develop and commercialize EUV technologies within such timeframe, as early as January 2012 the Cymer Board discussed that an acquisition of Cymer by ASML might be the best solution to facilitate the development of EUV technology and offer the greatest value to Cymer stockholders. During that time period, the Cymer Board was kept apprised of the status of negotiations on definitive agreements to implement the terms of the cooperation agreement with ASML, and the Cymer Board expressed concerns about the economic terms and terms regarding the sharing of intellectual property on which ASML was prepared to proceed and the impact on Cymer. As a result of these concerns and the challenges inherent in the proposed model of cooperation and the terms being proposed by ASML, the Cymer Board continued to consider and discuss a potential acquisition of Cymer by ASML. At a meeting on May 9, 2012 to discuss progress on EUV development and the issues arising from the negotiation of definitive documents concerning the cooperation agreement, Mr. Akins asked Mr. Meurice if ASML would be interested in an acquisition of Cymer. Mr. Meurice indicated that this could be of interest as a possible solution to the current delays in developing EUV technologies and could be attractive to ASML’s shareholders and customers.

On May 17, 2012, the Cymer Board met to discuss the May 9, 2012 meeting between executives of ASML and Cymer. At that meeting, the Cymer Board was briefed by Mr. Akins on the meeting with ASML and ASML’s suggestion to have an in-person meeting with ASML management and some or all of the members of the Cymer Board to discuss possible alternatives to the proposed joint development of EUV technologies.

On May 21, 2012, the Cymer Board met again and discussed possible alternatives to the contemplated joint development activities with respect to EUV with ASML, including the possible acquisition of Cymer by ASML or another third party. The Cymer Board also discussed the need to engage a financial advisor to assist Cymer in an analysis of its strategic alternatives. At that meeting, the Cymer Board requested that management of Cymer contact Goldman Sachs based on its familiarity with Cymer and expertise in merger and acquisition transactions. The next day, on May 22, 2012, the Cymer Board met with a representative of Goldman Sachs and discussed the potential engagement of Goldman Sachs with respect to Cymer’s analysis of its strategic alternatives. In addition, at this meeting, the Cymer Board established a committee of the Cymer Board composed of Mr. Charles J. Abbe, Mr. Edward H. Braun and Mr. Young K. Sohn (referred to as the Transaction Committee) and authorized the Transaction Committee to, among other things, establish, approve, modify, monitor and direct the processes and procedures related to a review of Cymer’s strategic alternatives, and review and approve the terms of Goldman Sachs’ engagement and to engage such legal, financial and other advisors as the Transaction Committee deemed necessary or appropriate. Following this meeting, Mr. Akins contacted Mr. Meurice about meeting with him, the Transaction Committee and Mr. Edward J. Brown, Chief Operating Officer of Cymer, on June 13, 2012.

On June 5, 2012, the Transaction Committee held a meeting, with members of Cymer management and representatives of Goldman Sachs in attendance, where they discussed the terms and conditions of Goldman Sachs’ engagement and representatives of Goldman Sachs provided background information on its transaction team and their experience. Goldman Sachs also discussed preliminary financial analyses and process considerations, including preparation for the June 13, 2012 meeting with ASML, preparation of financial analyses, regulatory considerations and the need to retain legal counsel.

On June 8, 2012, the Transaction Committee held a meeting at which representatives from Goldman Sachs reviewed illustrative financial analyses and discussed strategies for engaging with and negotiating a transaction with ASML. On June 11, 2012, Cymer retained Sullivan & Cromwell LLP (referred to as S&C) to serve as its legal counsel. In addition, Cymer entered into an engagement letter dated June 11, 2012, with Goldman Sachs to act as financial advisor in connection with the possible sale of all or a majority of Cymer. On June 12, 2012, the Transaction Committee held a meeting, with members of Cymer management and Goldman Sachs in attendance, at which they reviewed various preliminary financial analyses, talking points for the meeting with Mr. Meurice scheduled to take place the next day, and process considerations, including a potential timeline for a transaction with ASML, arranging meetings between ASML’s and Cymer’s respective legal and financial advisors and the due diligence process.

On June 13, 2012, Mr. Akins and Mr. Brown, and the members of the Transaction Committee met with Mr. Meurice and Mr. Peter Wennink, Executive Vice President, Chief Financial Officer and a Member of the Board of Management of ASML, in New York to discuss the potential merger transaction. At this meeting the parties discussed why they thought a merger of the two companies would be mutually beneficial and had a high-level discussion as to how the business model would work for DUV, installed base products, silicon crystallization tools and EUV. At this meeting, both parties discussed the potential value of such a transaction as a way to reduce the risk and cost of execution of EUV and as a way to manage better the mix of DUV (current technology and future standard layer technology) and EUV (future critical layer technology). In addition, in view of the current execution delays, ASML indicated that it was considering the possibility of developing EUV source technology independently from Cymer. Mr. Meurice indicated that ASML likely would not be willing to participate in a process that involved Cymer seeking other bidders and highlighted that the Cymer valuation would need to be at least as attractive to ASML as ASML’s alternatives for developing EUV technology.

On June 20, 2012, the Cymer Board held a meeting at which Mr. Akins provided an update on the in-person discussions with ASML management and discussed activities expected to take place in the coming weeks. In addition, a representative of S&C discussed the fiduciary duties and other legal rights and obligations of the Cymer Board. The Cymer Board authorized Cymer management and the Transaction Committee, with the assistance of its financial and legal advisors, to continue to explore a potential merger with ASML. The Cymer Board also discussed its belief that a combination with ASML was a natural evolution of the companies’ relationship given the importance of EUV development to Cymer’s prospects, and their belief that there were no other parties that would be willing to enter into a transaction at a better value to Cymer’s stockholders, particularly given Cymer’s relationship with ASML. As a result, the Cymer Board concluded at that meeting not to seek out an acquisition of Cymer by another party.

Members of ASML’s Board of Management regularly apprised ASML’s Supervisory Board of the ongoing discussions with Cymer relating to a possible merger. On June 20, 2012, ASML’s Supervisory Board held a meeting, at which members of the Board of Management were present. The Board of Management provided an update on discussions with Cymer. After further discussion, the Supervisory Board asked the Board of Management to further explore the possibility of an acquisition of Cymer, but determined that a final decision regarding the potential acquisition would not be made until the fourth quarter of 2012 because ASML was focusing on its customer co-investment program.

Between June 20, 2012 and July 6, 2012, Cymer, ASML and their respective counsel negotiated the terms of a mutual non-disclosure agreement. On July 6, 2012, Cymer and ASML executed a mutual non-disclosure agreement that includes a standstill provision with respect to Cymer securities.

On July 2, 2012, ASML entered into an engagement letter with Greenhill & Co. (referred to as Greenhill) to act as financial advisor in connection with the possible merger.

On July 9, 2012, ASML publicly announced that it had established a program (referred to as the customer co-investment program) to enable minority equity investments in ASML by its largest customers, in addition to commitments to fund ASML’s research and development spending for future programs, the objective of which was to accelerate development of 450 mm and EUV technology. Simultaneously with that announcement, ASML announced an investment in it by Intel Corporation (referred to as Intel) as part of the customer co-investment program, as well as execution of two research and development engineering funding agreements and a commercial agreement.

Representatives of Cymer, Goldman Sachs, ASML and Greenhill met on July 12, 2012 in Rancho Bernardo, San Diego to review Cymer’s business and its prospects and to review Cymer’s financial models. At that meeting, ASML indicated its belief that the financial models provided to ASML and presented by Cymer and Goldman Sachs were overly aggressive and that any offer ASML might make for Cymer would be at a much lower price and premium than those implied by such financial models. In addition, ASML proposed at that meeting that Cymer and ASML reengage in September, as ASML would be focusing on completing its customer co-investment program until then.

On July 16, 2012, ASML’s Supervisory Board held a telephonic meeting at which Mr. Meurice updated the Supervisory Board on discussions with Cymer and indicated that Cymer had expressed interest to continue discussions regarding a possible merger.

On July 20, 2012, the Transaction Committee met with members of Cymer management, representatives of Goldman Sachs and representatives of S&C. At this meeting, Goldman Sachs updated the Transaction

Committee on its discussions with Greenhill, and Cymer management updated the Transaction Committee with respect to the ASML customer co-investment program and ASML’s indication that it would not be prepared to engage in further discussions on a possible merger until September 2012.

Between July 20, 2012 and September 18, 2012, ASML and Cymer continued to engage with each other in connection with their ongoing commercial arrangements, including the development of EUV, but had no substantive discussions regarding the proposed merger. ASML continued to pursue a definitive agreement between it and Cymer to implement the parties’ previously agreed cooperation arrangement, and discussed the terms of that agreement, including pricing terms and the terms under which ASML would be reimbursed for its assistance, including the application of its know-how. On July 23, 2012, ASML sent a proposed term sheet relating to the parties’ cooperation in the development of EUV technology.

The Transaction Committee met with members of Cymer management on July 27, 2012 to discuss the term sheet. At that meeting, the Transaction Committee raised issues regarding the advisability of entering into the definitive agreement due to the economic terms and terms regarding the sharing of intellectual property being proposed. In addition, in light of the potential for a merger of the companies, which could be a far more attractive opportunity for Cymer stockholders given the increased certainty of value to Cymer stockholders and the challenges in the development of EUV technology, the Transaction Committee expressed the view that immediately entering into a commercial agreement relating to the parties’ cooperation in the development of EUV technology was not optimal.

Cymer management, representatives of Goldman Sachs and S&C, and the Transaction Committee also met on August 3, 2012, August 10, 2012 and August 13, 2012, to develop and refine a negotiation strategy and discuss and develop financial analyses in order to come to a view on valuation for purposes of future negotiations with ASML on the terms of a transaction. On August 10, 2012, there was a conference call between the Transaction Committee, Cymer management and ASML management. On this call, ASML continued to press for a commercial agreement relating to the development of EUV technology, regardless of whether or not a merger could ultimately be agreed. In addition, the parties agreed to meet on September 18, 2012 to resume discussions with respect to a merger. On August 13, 2012, ASML supplied Cymer with another draft of a commercial agreement relating to the parties’ cooperation in the development of EUV technology.

At the August 15-17, 2012 meeting of the Cymer Board, representatives of Goldman Sachs discussed financial information with respect to Cymer and ASML with the Cymer Board and Cymer management. Members of Cymer management also discussed Cymer’s standalone prospects if a merger with ASML was not pursued or consummated, including the fact that Cymer would not have sufficient resources on a standalone basis to continue to develop and commercialize EUV technologies within the timeframe required by its current and potential customers and the decrease in the near-term outlook in Cymer’s business and earnings prospects on a standalone basis. A representative of S&C led a discussion regarding fiduciary duties and other legal issues related to a potential merger. In addition, Goldman Sachs discussed with the Transaction Committee and management the various financial models developed and reviewed by management and the sensitivity around assumptions relating to the prospects for the EUV business, as well as the perspective that Goldman Sachs expected ASML would have on the financial models given the fact that the volume of units and the pricing for such units that would actually be achieved would be subject to negotiation and agreement with ASML, and provided guidance concerning the range of values implied by the financial scenarios analyzed. The Cymer Board and Cymer management then asked questions and engaged in a discussion with respect to the matters presented at the meeting.

Cymer management, representatives of Goldman Sachs and S&C, and the Transaction Committee also held meetings on August 31, 2012 and September 10, 2012 to further refine their financial analyses and negotiating positions for purposes of a meeting with ASML scheduled for September 18, 2012.

On September 18, 2012, Mr. Meurice, Mr. Wennink, Mr. Akins, Mr. Brown, the members of the Transaction Committee, representatives of Goldman Sachs and a representative of Greenhill held an in-person meeting in New York. In the course of that meeting, Mr. Meurice indicated that ASML would be willing to offer a premium to the then-current value of Cymer common stock of approximately 30%, which based on the closing price of Cymer common stock on September 17, 2012, implied a price of approximately $74.11 per share of

Cymer common stock. Mr. Akins and Mr. Braun indicated to Mr. Meurice and Mr. Wennink their view that the Cymer Board would support an offer that implied a price per share of Cymer common stock in excess of $90.00. After further discussions, Mr. Meurice indicated that ASML would be willing to make an offer to acquire Cymer at an implied price of approximately $80.00 per share of Cymer common stock. After further discussion with the Transaction Committee and Goldman Sachs, Mr. Akins and Mr. Braun explained that a price per share of Cymer common stock of approximately $85.00 was the minimum price that they would be willing to recommend to the Cymer Board. Mr. Meurice indicated that he believed that ASML would support a transaction at that price as long as it was fixed at that time, and the parties then discussed further details of that offer, including the balance of cash and stock that would comprise the $85.00 per share price to be paid to Cymer stockholders. After a series of back and forth negotiations, the parties agreed to recommend proceeding with a merger in which ASML would acquire all the outstanding shares of Cymer common stock for consideration comprised of a fixed exchange ratio of 1.1502 ASML ordinary shares, which was calculated based on the average trading price of ASML ordinary shares for the 15 trading days ending on September 17, 2012, and $20.00 in cash per share of Cymer common stock, which, based on the prices of ASML ordinary shares and Cymer common stock at that time, represented a significant premium over the price of Cymer common stock. The parties also discussed the next steps in the negotiations and the due diligence process with a view to determining whether a transaction could be completed at or before ASML’s earnings conference call on October 17, 2012. The Transaction Committee and Cymer management each indicated that they would support such a transaction and would discuss it with the Cymer Board over the next few days. ASML indicated that it would need the support of its Supervisory Board before it would be able to move forward with a transaction. Later that day Skadden, Arps, Slate, Meagher & Flom LLP (referred to as Skadden), counsel to ASML, and S&C discussed how the process would develop from that point forward.

On September 21, 2012, the Cymer Board met to discuss the economic terms discussed at the September 18, 2012 meeting between Cymer and ASML management, their respective financial advisors and the Transaction Committee. Mr. Akins reported on the evolving business conditions facing Cymer and ASML, including the difficulties Cymer would have in commercializing EUV on its own on an acceptable timeframe. After additional discussion, the Cymer Board authorized Cymer management and the Transaction Committee to proceed with negotiation of definitive documentation and completion of the due diligence process, including due diligence on ASML in light of the portion of the consideration consisting of ASML ordinary shares.

On September 22, 2012, ASML delivered to Goldman Sachs a preliminary due diligence request list requesting certain information about Cymer’s business. Cymer provided a due diligence request list with respect to ASML on September 24, 2012. Cymer granted ASML and its advisors access to a virtual data room containing non-public information about Cymer and its subsidiaries beginning on September 25, 2012. On September 28, 2012, Skadden provided Cymer and its advisors certain materials responsive to items on the due diligence list provided by Cymer and its advisors. Also on September 28, 2012, the parties participated on a diligence call with respect to ASML’s third-quarter results and near-term financial prospects. The parties continued reviewing due diligence materials and had frequent discussions on diligence matters until the signing of the merger agreement.

On October 1 and October 2, 2012, ASML’s Supervisory Board met in Belgium. Members of the Board of Management were also present and representatives of Greenhill joined the meeting in person when discussions about the proposed merger started. The parties discussed the strategic rationale and value for ASML with respect to the merger with Cymer and the next steps in the merger process. The Supervisory Board authorized ASML management to proceed with negotiation of definitive documentation and completion of the due diligence process.

During the evening of October 3, 2012, representatives from Skadden delivered a draft merger agreement and a draft voting agreement to Cymer. The draft voting agreement contemplated that affiliates of Tinicum, Inc. (referred to as Tinicum) would, among other things, vote in favor of a merger agreement should Cymer and ASML reach a definitive agreement. On October 4, 2012, S&C and Skadden discussed certain issues raised by the draft merger agreement. S&C provided comments to the draft merger agreement and the draft voting agreement to Skadden on October 6, 2012. On October 8, 2012, S&C and Skadden discussed issues in the draft merger agreement, including, among other things, the possibility of structuring the proposed merger as a forward triangular merger as opposed to a reverse triangular merger, the standard for securing antitrust approval in the United States and certain foreign jurisdictions, as well as CFIUS approval, the scope of the representations and warranties, certain interim operating covenants, the provisions allowing Cymer to discuss and negotiate acquisition proposals with third parties and to change its recommendation of the merger (including for intervening events), conditions to closing, the termination rights, the events that would give rise to the payment of a termination fee and the size of the termination fee, including the proposal for an increased termination fee for certain termination events and the necessity of a voting agreement with Tinicum. On October 9, 2012, Skadden circulated a revised draft of the merger agreement.

During the week of October 8, 2012, Mr. Akins and Mr. Brown visited the Netherlands and held in-person meetings with ASML management relating to their on-going business as part of a trip that was scheduled before the renewed merger discussions. During these meetings, the parties discussed a number of open points related to the potential merger, including employee retention, regulatory issues and integration issues. The parties also, at these meetings and throughout the period prior to execution of the merger agreement, continued to negotiate and discuss the commercial agreements relating to the parties’ cooperation in the development of EUV technology, as ASML required additional clarity on the rights and obligations of the parties in connection with its purchase order for 12 additional EUV light source units. In addition, members of Cymer management participated in calls with ASML and its legal and financial advisors regarding a variety of diligence matters, including finance, environmental, intellectual property, contracts, employee benefits and international trade.

At a Cymer Board meeting on October 9, 2012, Mr. Akins updated the Cymer Board on the recent in-person meetings with ASML management. Mr. Akins also informed the Cymer Board that ASML management continued to express ASML’s desire to enter into the commercial agreements relating to the parties’ cooperation in the development of EUV technology regardless of whether or not Cymer and ASML were able to agree on a merger. S&C then updated the directors with respect to the negotiations of the merger agreement. This update included reviewing the terms of the current draft merger agreement and highlighting the significant ongoing negotiations including the standards for securing regulatory approval, the conditions to closing, the provisions that enable the directors to change their recommendation of the merger under certain circumstances and the termination fee payable by Cymer upon termination for specified reasons. S&C then reviewed the Cymer Board’s fiduciary duties generally and in the context of the proposed merger. Goldman Sachs discussed the proposed consideration and reviewed the projections for Cymer and ASML, individually and as a combined company. Mr. Akins reviewed with the Cymer Board the list of strategic reasons for the proposed merger including those discussed in “—Reasons for the Merger and Recommendation of the Cymer Board” and compared the proposed merger with other options including pursuing their standalone plan or seeking another strategic partner. Following these discussions, the Cymer Board authorized Cymer management to proceed with negotiations on substantially the same terms presented at the meeting.

On October 12, 2012, members of Cymer management, along with representatives of S&C and Goldman Sachs, participated in a due diligence call with Mr. Meurice, Mr. Wennink, as well as other representatives of ASML, Skadden and Greenhill to review ASML’s quarterly results and business outlook.

Early in the morning on October 12, 2012, S&C circulated a revised draft of the merger agreement, as well as an initial draft of the Cymer disclosure schedules. On that morning, Mr. Meurice made a number of proposals on issues outstanding in the merger agreement to Mr. Akins, including the definition of “Company Material Adverse Effect,” the structure of the proposed merger, ASML’s ability to pay dividends to its shareholders prior to the consummation of the merger, the events that would give rise to the payment of a termination fee and the size of the termination fee, and employment agreements for certain Cymer employees. Later that afternoon, S&C and Skadden discussed various issues relating to the merger agreement, including the earlier proposals made by Mr. Meurice to Mr. Akins, and ASML’s ongoing due diligence review of Cymer, during which Skadden informed S&C that ASML would withdraw its request for Tinicum to enter into a voting agreement in connection with the merger agreement. Skadden then circulated a further revised draft of the merger agreement later that day. On October 13, 2012, S&C and Skadden discussed various open issues reflected in the draft merger agreement, and S&C circulated a revised draft of the merger agreement later that evening.

In addition, on October 13, 2012, the Cymer Board held a special telephonic meeting with members of Cymer management and representatives of S&C and Goldman Sachs also in attendance. At the meeting, Cymer management informed the Cymer Board about recent discussions with ASML and updated the directors on the negotiation process. Representatives of S&C updated the Cymer Board on the ongoing negotiations with respect to the structure of the transaction and other provisions in the draft merger agreement. Cymer management then reviewed the terms of the proposed EUV source R&D cooperation agreement and EUV source supply agreement—the commercial agreements relating to the parties’ cooperation in the development of EUV technology. Following these discussions, the Cymer Board authorized Cymer management to proceed with discussions to complete the proposed merger agreement and the associated transactions on substantially the terms discussed.

On the morning of October 14, 2012, Skadden circulated comments to the Cymer disclosure schedules, and later that afternoon, Skadden circulated a revised draft of the merger agreement and an initial draft of the ASML disclosure schedules. S&C provided a further revised draft of the merger agreement later that evening. Skadden and S&C provided revised drafts of the merger agreement in the afternoon and evening of October 15, 2012 and on the afternoon of October 16, 2012, and during this time, continued to discuss open issues. In addition, S&C circulated revised drafts of the Cymer disclosure schedules on the mornings of October 15, 2016 and October 16, 2016, and S&C and Skadden continued to discuss matters related thereto during that time period.

On October 15, 2012, ASML’s Supervisory Board held a telephonic meeting at which members of the Board of Management were present. ASML’s Board of Management provided an update on the developments with respect to the acquisition of Cymer and the main terms of the merger agreement. Following discussion, the Supervisory Board unanimously determined to proceed with the proposed merger. The following day, the Board of Management adopted a resolution approving the merger agreement.

On October 16, 2012, the Cymer Board held a meeting including all members of the Cymer Board, certain members of Cymer management, as well as representatives of S&C and Goldman Sachs. Mr. Akins provided an update to the Cymer Board regarding discussions related to the merger, the EUV source R&D cooperation agreement and the EUV source supply agreement. Representatives of S&C then summarized the principal terms and conditions contained in the merger agreement. Representatives of S&C again reviewed with the Cymer Board its fiduciary duties with respect to the merger. Goldman Sachs then reviewed their financial analysis of the transaction and rendered an oral opinion to the Cymer Board, which was subsequently confirmed by delivery of a written opinion dated October 16, 2012, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and factors set forth in its opinion, the consideration to be paid to holders (other than ASML and its affiliates) of Cymer common stock pursuant to the merger agreement was fair from a financial point of view to such holders. See “—Opinion of Goldman Sachs as Financial Advisor to Cymer.” After further discussion, the Cymer Board unanimously determined that the merger is in the best interests of Cymer and its stockholders, adopted the merger agreement, and resolved to recommend that the Cymer stockholders vote in favor of the merger.

Later in the evening on October 16, 2012, the parties executed the merger agreement, the EUV source R&D cooperation agreement and the EUV source supply agreement, and thereafter, the parties issued a joint press release announcing the parties’ entry into the merger agreement.

Reasons for the Merger and Recommendation of the Cymer Board

At its meeting held on October 16, 2012, the Cymer Board unanimously (i) adopted the merger agreement, (ii) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are in the best interests of Cymer and its stockholders, (iii) directed that the merger agreement be submitted to the Cymer stockholders for approval at the special meeting, and (iv) determined to recommend that Cymer stockholders vote in favor of the approval of the merger agreement.

THE CYMER BOARD UNANIMOUSLY RECOMMENDS THAT CYMER STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE SPECIAL MEETING, IF IT IS NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND “FOR” THE NON-BINDING ADVISORY PROPOSAL TO APPROVE CERTAIN COMPENSATION ARRANGEMENTS FOR CYMER’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

The Cymer Board consulted with the Transaction Committee and Cymer’s senior management and Cymer’s outside financial and legal advisors and considered a number of factors in connection with the adoption of the merger agreement, including the following:

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Premium over historical share price. Based on the closing price of ASML ordinary shares on October 15, 2012, the merger consideration to be received by Cymer stockholders represented a value of $80.74 per share of Cymer common stock, which represents a premium over historical prices of Cymer common stock of approximately:

•	73.1%, based on the closing price of Cymer common stock on October 15, 2012 (the last closing price prior to the time the Cymer Board met to consider the adoption of the merger agreement);

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64.2%, 52.2%, 44.8%, and 57.8%, based on the average of the closing prices of Cymer common stock for the 10-trading day, 30-trading day, 60-trading day and one year periods, respectively, preceding October 15, 2012; and

•	30.1%, based on the highest closing price of Cymer common stock for the 52-week period ending October 15, 2012.

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Fixed Exchange Ratio. The stock component of the merger consideration is a fixed exchange ratio which will not fluctuate as a result of changes in the price of ASML ordinary shares prior to the merger, which provides Cymer stockholders with certainty as to the number of ASML ordinary shares they will receive in the merger.

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Participation in Future Appreciation. The stock component of the merger consideration will enable Cymer stockholders to share in any synergies, including those discussed below in “—Opinion of Goldman Sachs as Financial Advisor to Cymer,” and to participate in any future appreciation of ASML ordinary shares following the consummation of the merger (including any related to Cymer).

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Liquidity. A portion of the merger consideration will be in cash, which will provide Cymer stockholders with liquidity and some certainty of value while retaining the ability to participate in any future appreciation of ASML ordinary shares following the consummation of the merger.

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Development of EUV Technologies. The challenges involved in Cymer successfully commercializing EUV technologies (which is critical to Cymer’s future success) that could be mitigated by merging with ASML, including that:

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ASML’s resources will enable the combined company to continue to develop and successfully commercialize EUV technologies on a timeframe required by semiconductor manufacturers, which Cymer may not be able to do on a standalone basis or with any other acquirer;

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the ability of the combined company to manage and direct all activities relating to the development of EUV technologies will enable the more effective development of those technologies than Cymer could on a stand-alone basis; and

•	a merger with ASML will increase the industry’s confidence in the potential success of EUV technologies.

•	Business and Financial Condition and Prospects. The Cymer Board’s understanding of the business, operations, financial condition, earnings and prospects of Cymer as an independent entity, including:

•

that lower forecast demand from semiconductor manufacturers in the near term would likely have a negative impact on the price of Cymer common stock, and such impact would likely be greater than that on the price of ASML ordinary shares;

•	that Cymer will not have sufficient resources on a standalone basis to continue to develop and commercialize EUV technologies on a timeframe required by semiconductor manufacturers;

•	Cymer’s dependence on ASML as a customer, as discussed below under “—ASML as Acquirer”;

•	the decrease in the near-term outlook in Cymer’s business and earnings prospects.

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ASML as Acquirer. The Cymer Board’s belief that ASML was the most logical acquirer of Cymer given, among other things, Cymer’s dependence on ASML as a customer. In particular, the Cymer Board considered the following:

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no other strategic buyer would be likely to realize the same synergies as ASML from an acquisition of Cymer given ASML’s status as Cymer’s largest customer and the existing relationship with respect to EUV development;

•	ASML is Cymer’s largest customer and any potential decrease in orders for light sources by ASML could have a significant negative effect on Cymer’s business;

•	no other participant in the lithography industry is investing in a meaningful way in EUV technologies, making ASML the best positioned partner to facilitate the success of Cymer’s EUV strategy;

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Cymer’s understanding, based on its relationship with ASML, that, absent an agreed framework for EUV development with Cymer, ASML expected that it might delay introducing commercial EUV technologies, and Cymer would therefore experience a corresponding decrease in demand for Cymer products, which would likely have a negative impact on the price of Cymer common stock;

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the potential for ASML, Cymer’s largest customer, to pursue on its own multiple avenues for enhancing the prospects for success of EUV technologies, including possible development of EUV technologies on its own, establishing direct relationships with various suppliers of critical EUV components and working with other developers of alternative EUV technologies; and

•	ongoing negotiations between Cymer and ASML regarding a reasonable price for EUV light sources.

•	Prospects of Combined Business. The potential synergies from combining Cymer’s and ASML’s businesses, including:

•	an expected increase in the use of Cymer light sources in ASML’s installed based products and a related increase in installed base product revenue;

•	increased effectiveness of the integration of Cymer light sources into ASML scanners; and

•	increased ability of Cymer to retain and attract key employees due to the financial strength and prospects of a combined ASML and Cymer.

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Terms of the Merger Agreement. The Cymer Board considered the terms of the merger agreement that permit it to terminate the merger agreement under specified conditions, as well as the amount of the termination fee. The Cymer Board has the ability to change its recommendation in favor of the merger and terminate the merger agreement upon receipt of a superior acquisition proposal or upon the occurrence of an intervening event, if, after a negotiation period with ASML, failure to take such action would be reasonably likely to constitute a breach of the directors’ fiduciary duties under applicable law and after compliance with the other requirements set forth in the merger agreement. The Cymer Board considered that the termination fee of $75.0 million was equal to approximately 2.8% of the equity value of the transaction (based on the closing price of ASML ordinary shares on October 15, 2012).

•

Opinion of Financial Advisor. The analyses of Goldman Sachs and the oral opinion of Goldman Sachs, rendered on October 16, 2012 and subsequently confirmed in writing on the same day, to the Cymer Board that, as of that date and based upon and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the merger consideration was fair, from a financial point of view, to the Cymer stockholders (other than ASML and its affiliates). See “—Opinion of Goldman Sachs as Financial Advisor to Cymer.”

•

Familiarity with Businesses. The familiarity, given the fact that ASML is Cymer’s largest customer, that the management teams of Cymer and ASML have with the business, operations, financial conditions, earnings and prospects of the other party, as well as their respective knowledge of the current and prospective environment in which Cymer and ASML operate, including general economic and market conditions and the more specific conditions of the semiconductor and semiconductor equipment businesses, as well as the challenges involved in developing and commercializing new technologies.

•

Potential for Consummation. The Cymer Board’s view, after consultation with its legal counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the transactions contemplated by the merger agreement would be obtained on the terms specified in the merger agreement.

The Cymer Board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the merger, including the following:

•

the fact that the stock portion of the merger consideration has a fixed exchange ratio which will not adjust as a result of changes in the price of ASML ordinary shares prior to the merger, which means that the value of the merger consideration would decrease prior to the consummation of the merger if the trading price of ASML ordinary shares decreases;

•

the fact that the termination fee to be paid to ASML under the circumstances specified in the merger agreement and the last look rights may discourage other companies that might otherwise have an interest in a business combination with, or an acquisition of, Cymer (see “The Merger Agreement—Expenses and Termination Fees”);

•

the terms of the merger agreement placing limitations on the ability of Cymer to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction (see “The Merger Agreement—Covenants—No Solicitation of Transactions”);

•	the potential risk of diverting management focus and resources from operational matters while working to implement the merger;

•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the merger that Cymer would have to bear if the merger is not completed;

•	the restrictions on the conduct of Cymer’s business pending the completion of the merger;

•

the potential effect of the merger on Cymer’s business and relationships with employees, customers, suppliers, distributors, regulators and the communities in which it operates, including those customers that are direct competitors with ASML;

•	the risk that certain key members of senior management might choose not to remain employed with Cymer prior to the completion of the merger or with the combined company after the merger;

•

the possibility that the merger might not be completed, or that completion might be unduly delayed, for reasons beyond Cymer’s and/or ASML’s control and the potential negative impact that may have on Cymer’s business and relationships with employees, customers, suppliers, regulators and the communities in which it operates;

•

the terms of the merger agreement that limit the actions that ASML must take in the event that governmental entities seek to impose conditions on Cymer and/or ASML in order to gain approval for the merger; and

•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Forward-Looking Statements.”

The Cymer Board also was apprised of certain interests in the merger of executive officers and the directors that may be different from, or in addition to, the interests of Cymer stockholders generally as discussed in “—Interests of Certain Persons in the Merger.”

The foregoing discussion of the information and factors considered by the Cymer Board in reaching its conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the Cymer Board. In view of the wide variety of factors considered in connection with its evaluation of the merger agreement and the transactions contemplated thereby, and the complexity of these matters, the Cymer Board did not find it practicable to, and did not attempt to, quantify, rank or assign any relative or specific weights to the various factors considered in reaching its determination and making its recommendation. In addition, individual directors may have given different weights to different factors. The Cymer Board considered all of the foregoing factors as a whole.

Opinion of Goldman Sachs as Financial Advisor to Cymer

Goldman Sachs rendered its opinion to the Cymer Board that, as of October 16, 2012, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to holders (other than ASML and its affiliates) of shares of Cymer common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 16, 2012, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Cymer Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any Cymer stockholder should vote with respect to the merger agreement, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports on Form 10-K of Cymer for the five years ended December 31, 2011 and annual reports on Form 20-F of ASML for the five years ended December 31, 2011;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cymer;

•	certain interim reports to stockholders and Reports of Foreign Private Issuer on Form 6-K of ASML;

•	certain other communications from Cymer and ASML to their respective stockholders;

•	certain publicly available research analyst reports for Cymer and ASML;

•

certain internal financial analyses and forecasts for Cymer and certain financial analyses and forecasts for ASML, in each case as prepared by Cymer’s management and approved for Goldman Sachs’ use by Cymer, (referred to as the Forecasts); and

•	certain cost savings and operating synergies projected by Cymer’s management to result from the merger, as approved for Goldman Sachs’ use by Cymer, (referred to as the Synergies).

Goldman Sachs also held discussions with members of the senior managements of Cymer and ASML regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Cymer common stock and for ASML ordinary shares, compared certain financial and stock market information for Cymer and ASML with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries, and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Cymer’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Cymer’s consent that the Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cymer. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cymer or ASML or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Cymer or ASML or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Cymer to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Cymer; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Cymer or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than ASML and its affiliates) of shares of Cymer common stock, as of the date of the opinion, of the merger consideration pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or any other term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any other consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Cymer; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cymer, or class of such persons in connection with the merger, whether relative to the merger consideration to be paid to Cymer stockholders (other than ASML and its affiliates) pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which ASML ordinary shares will trade at any time or as to the impact of the merger on the solvency or viability of Cymer or ASML or the ability of Cymer or ASML to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Cymer Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 15, 2012, the last trading day prior to the date on which the Cymer Board adopted the merger agreement, and is not necessarily indicative of current market conditions.

Historical Stock Price Analysis. Goldman Sachs reviewed the historical trading prices for Cymer common stock for the ten-year period ended October 15, 2012. In addition, Goldman Sachs noted that based on the closing price of Cymer common stock of $46.65 per share on October 15, 2012, and the closing price of ASML ordinary shares of $52.81 on that date, the implied value of the stock consideration pursuant to the merger agreement of 1.1502 ASML ordinary shares was $60.74, and together with $20.00 to be paid in cash, the implied value of the merger consideration to be paid for each share of Cymer common stock was $80.74, which is referred to as the “implied per-share value.” In addition, Goldman Sachs analyzed the implied per-share value to be paid to Cymer stockholders pursuant to the merger agreement in relation to the average closing prices of Cymer common stock for the 10-trading day, 30-trading day, 60-trading day and one-year periods ended October 15, 2012, and the 52-week high closing price to calculate the implied premium of the implied per-share value to the respective historical prices per share of Cymer common stock. The following table presents the results of these calculations:

Historical Date or Period	Closing Price or Average Closing Price of Cymer Common Stock	Implied Premium of Implied Per- Share Value to Price of Cymer Common Stock
October 15, 2012	$46.65	73.1%
10-trading day mean	$49.17	64.2%
30-trading day mean	$53.06	52.2%
60-trading day mean	$55.75	44.8%
1-year mean	$51.16	57.8%
52-week high	$62.05	30.1%

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Cymer and ASML to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor industry (referred to as the “selected companies”):

•	Applied Materials, Inc.

•	Lam Research Corporation

•	Canon Inc.

•	Tokyo Electron Limited

•	Cognex Corporation

•	Coherent, Inc.

•	Electro Scientific Industries, Inc.

•	FEI Company

•	Newport Corporation

•	IPG Photonics Corporation

•	FLIR Systems, Inc.

•	Veeco Instruments Inc.

•	Nikon Corporation

•	Rofin-Sinar Technologies Inc.

•	Ultratech, Inc.

Although none of the selected companies is directly comparable to Cymer or ASML, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Cymer and ASML.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, Institutional Brokers’ Estimate System (referred to as IBES) medians and the Forecasts. The multiples and ratios of Cymer were calculated using the closing price of Cymer common stock on October 15, 2012 and the multiples and ratios of ASML were calculated using the closing price of ASML ordinary shares on October 15, 2012. The multiples and ratios of Cymer were based on the Forecasts and IBES estimates, and current share, options and cash balance information provided by Cymer management. The multiples and ratios for ASML were based on IBES estimates, and subject to pro forma adjustments such that share count and cash balance reflect the issuance of shares to Taiwan Semiconductor Manufacturing Company Limited and the synthetic share buyback pursuant to ASML’s customer co-investment program, as announced by ASML by press release on September 13, 2012. The multiples and ratios for each of the selected companies were based on IBES estimates and the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus book value of debt less cash and cash equivalents, as a multiple of estimated calendar year 2012 revenues;

•	enterprise value as a multiple of estimated calendar year 2013 revenues; and

•	enterprise value as a multiple of estimated calendar year 2014 revenues.

The results of these analyses are summarized as follows:

	Selected Companies’ Medians	ASML IBES Estimates	Cymer
Enterprise value as a multiple of:			Forecasts	IBES Estimates
CY2012E Revenue	1.2x	3.0x	2.2x	2.0x
CY2013E Revenue	1.1x	2.6x	1.6x	1.6x
CY2014E Revenue	1.0x	2.4x	1.2x	1.4x

Goldman Sachs also calculated the selected companies’ enterprise value as a multiple of estimated earnings before interest, taxes and depreciation and amortization, or EBITDA, for calendar years 2012, 2013 and 2014, and compared it to the results for Cymer and ASML. The results of these analyses are summarized as follows:

	Selected Companies’ Medians	ASML IBES Estimates	Cymer
Enterprise value as a multiple of:			Forecasts	IBES Estimates
CY2012E EBITDA	7.3x	9.9x	20.7x	21.1x
CY2013E EBITDA	6.2x	8.5x	17.8x	11.9x
CY2014E EBITDA	5.3x	7.4x	8.7x	8.6x

Goldman Sachs also calculated the selected companies’ estimated price/earnings ratios for calendar years 2012, 2013 and 2014, and compared it to the results for Cymer and ASML. The results of these analyses are summarized as follows:

	Selected Companies’ Medians	ASML IBES Estimates	Cymer
Price as a multiple of:			Forecasts	IBES Estimates
CY2012E Earnings per share	15.6x	15.3x	47.5x	40.2x
CY2013E Earnings per share	14.2x	12.5x	38.3x	27.4x
CY2014E Earnings per share	10.3x	10.6x	16.7x	15.2x

Implied Multiples Analysis. Assuming a price of $46.65 per share of Cymer common stock and a price of $52.81 per ASML ordinary share, which were the closing prices for Cymer common stock and ASML ordinary shares on October 15, 2012, Goldman Sachs performed certain analyses, based on the Forecasts and IBES estimates, using the implied per-share value of the merger consideration offered pursuant to the merger agreement of $80.74. Goldman Sachs calculated for Cymer the implied equity value, the implied enterprise value, the ratio of implied enterprise value to revenue, the ratio of implied enterprise value to EBITDA and the ratio of price to earnings. The following tables present the results of Goldman Sachs’ analysis (dollar amounts in millions, except for price per share):

	Cymer
	Closing Price on October 15, 2012	Offer
Implied price per share (as of October 15, 2012)	$46.65	$80.74
Implied equity value	$1,538	$2,681
Implied enterprise value	$1,233	$2,376

	Closing Price on October 15, 2012		Offer
	Forecasts	IBES Estimates	Forecasts	IBES Estimates
Implied enterprise value / revenues
CY2012E	2.2x	2.0x	4.3x	3.9x
CY2013E	1.6x	1.6x	3.2x	3.1x
CY2014E	1.2x	1.4x	2.3x	2.7x
Implied enterprise value / EBITDA
CY2012E	20.7x	21.lx	39.8x	40.6x
CY2013E	17.8x	11.9x	34.3x	22.8x
CY2014E	8.7x	8.6x	16.7x	16.5x
Price to earnings ratio
CY2012E	47.5x	40.2x	82.3x	69.6x
CY2013E	38.3x	27.4x	66.3x	47.5x
CY2014E	16.7x	15.2x	28.9x	26.3x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Cymer using the Forecasts for the IBP, DUV, EUV and TCZ segment cash flows, in each case, as prepared by the management of Cymer. Goldman Sachs calculated indications of net present value of free cash flows for Cymer for the years 2013 through 2020. Goldman Sachs used a range of discount rates from 11.7% to 13.7%, which reflect an estimate of Cymer’s weighted average cost of capital and were derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including a company’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs calculated implied prices per share of Cymer common stock using illustrative terminal values based on perpetuity growth rates ranging from 0% to 2% (with respect to a portion of IBP revenue, the perpetuity growth rate was (20%), and with respect to another portion of IBP revenue, steady state perpetuity growth was not reached until seven years after it was reached for DUV, EUV, TCZ and remaining IBP revenue segments), which implied terminal year EBITDA multiples ranging from 5.4x to 7.2x. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. The illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 11.7% to 13.7%. This analysis resulted in a range of implied present values per share of Cymer common stock of $68.36 - $82.35 per share.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth and operating margin for Cymer for 2013 and beyond. The sensitivity adjustments to projected annual revenue growth ranged from (4.0%) to 4.0% of incremental growth. The sensitivity adjustments to projected annual operating margin ranged from (5.0%) to 5.0% of incremental operating margin. This analysis, assuming a 12.7% discount rate and a perpetuity growth rate of 1.0%, resulted in a range of illustrative implied present values of $47.50 to $108.07 per share of Cymer common stock.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected transactions in the semiconductor equipment industry since February 2006. For each of the selected transactions, Goldman Sachs calculated and compared the aggregate consideration as a multiple of the next calendar year’s revenues and offer price as a multiple of the next calendar year’s earnings. The applicable information from these transactions is summarized as follows:

Acquiror—Target	Date of Announcement	Consideration as Multiple of Next Calendar Year Revenues	Offer Price as Multiple of Next Calendar Year Earnings
Tokyo Electron Limited—FSI International, Inc.	August 13, 2012	1.2x	9.3x
Lam Research Corporation—Novellus Systems, Inc.	December 14, 2011	2.7x	18.2x
Applied Materials, Inc.—Varian Semiconductor Equipment Associates, Inc.	May 4, 2011	3.6x	17.2x
Advantest Corporation—Verigy Ltd.	December 5, 2010	1.3x	15.0x
Danaher Corporation—Keithley Instruments, Inc.	September 29, 2010	2.1x	18.0x
Applied Materials, Inc.—Semitool, Inc.	November 17, 2009	1.6x	28.9x
Electro Scientific Industries, Inc.—Zygo Corporation	October 15, 2008	0.8x	48.6x
Teradyne, Inc.—Eagle Test Systems, Inc.	September 2, 2008	1.8x	13.7x
GSI Group Inc.—Excel Technology, Inc.	July 9, 2008	1.8x	17.6x
Orbotech Ltd.—Photon Dynamics, Inc.	June 26, 2008	1.2x	15.3x
LTX Corporation—Credence Systems Corporation	June 20, 2008	0.4x	16.5x
KLA-Tencor Corporation—ICOS Vision Systems Corporation N.V.	February 20, 2008	3.1x	20.lx
Teradyne, Inc.—Nextest Systems Corporation	December 11, 2007	2.9x	31.4x
Lam Research Corporation—SEZ Holding AG	December 10, 2007	1.5x	39.9x
KLA-Tencor Corporation—Therma-Wave, Inc.	January 7, 2007	0.6x	17.4x
Sponsor Group—Advanced Semiconductor Engineering, Inc.	November 24, 2006	1.8x	10.4x
Applied Materials, Inc.—Applied Films Corporation	May 4, 2006	1.2x	40.4x
KLA-Tencor Corporation—ADE Corporation	February 22, 2006	3.6x	32.8x

This analysis resulted in a median consideration as a multiple of the next calendar year’s revenues of 1.7x and a median offer price as a multiple of the next calendar year’s earnings of 17.8x.

While none of the companies that participated in the selected transactions is directly comparable to Cymer, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Cymer’s results, market size and product profile.

Goldman Sachs also performed similar analyses with respect to the following selected transactions in the semiconductor industry since February 2009. The applicable information from these transactions is summarized as follows:

Acquiror—Target	Date of Announcement	Consideration as Multiple of Next Calendar Year Revenues	Offer Price as Multiple of Next Calendar Year Earnings
Apple Inc.—Authentec, Inc.	July 27, 2012	4.4x	79.1
Micron Technology, Inc.—Elpida Memory, Inc.	July 2, 2012	12.2x	NM
Micron Technology, Inc.—Rexchip Electronics Corporation	July 2, 2012	NM	NM
MediaTek Inc. Mstar Semiconductor, Inc.	June 22, 2012	0.6x	6.6x
Integrated Device Technology, Inc.—PLX Technology, Inc.	April 30, 2012	2.2x	35.4x
Microchip Technology Incorporated—Standard Microsystems Corporation	May 2, 2012	1.9x	24.8x
Skyworks Solutions, Inc.—Advanced Analogic Technologies Incorporated	May 26, 2011	1.6x	73.5x
Synopsys, Inc.—Magma Design Automation, Inc.	November 30, 2011	3.2x	19.3x
Sterling Partners—MOSAID Technologies Inc.	October 27, 2011	5.2x	21.5x
Microsemi Corporation—Zarlink Semiconductor, Inc.	July 20, 2011	1.7x	15.5x
Broadcom Corporation—NetLogic Microsystems, Inc.	September 12, 2011	7.4x	27.8x
Silver Lake Partners—SMART Modular Technologies (WWH), Inc.	April 26, 2011	0.7x	10.7x
Texas Instruments Incorporated—National Semiconductor Corporation	April 4, 2011	4.2x	20.8
MediaTek Inc.—Ralink Technology Corp.	March 16, 2011	0.7x	NM
Golden Gate Capital—Conexant Systems, Inc.	February 7, 2011	1.5x	NM
CSR plc—Zoran Corporation	February 21, 2011	0.5x	49.7x
Qualcomm Incorporated—Atheros Communications, Inc.	January 5, 2011	3.0x	20.6x
Teledyne Technologies Incorporated—DALSA Corporation	December 22, 2010	1.4x	14.9x
Microsemi Corporation—Actel Corporation	October 4, 2010	2.0x	15.6x
Zoran Corporation—Microtune, Inc.	September 8, 2010	0.8x	33.4x
Intel Corporation—McAfee, Inc.	August 18, 2010	3.1x	17.1x
Synopsys, Inc.—Virage Logic Corporation	June 10, 2010	2.6x	14.4x
Microsemi Corporation—White Electronic Designs Corporation	March 30, 2010	1.3x	28.7x
Intersil Corporation—Techwell, Inc.	March 22, 2010	3.5x	22.2x
Microchip Technology Incorporated—Silicon Storage Technology, Inc.	February 3, 2010	0.8x	NM
ON Semiconductor—California Micro Devices Corporation	December 14, 2009	1.5x	NM
Atheros Communications, Inc.—Intellon Corporation	September 8, 2009	1.9x	20.0x
Intel Corporation—Wind River Systems, Inc.	June 4, 2009	2.0x	18.9x
Integrated Device Technology, Inc.—Tundra Semiconductor Corporation	April 30, 2009	0.7x	24.1x
Exar Corporation—hi/fn, inc.	February 23, 2009	NA	NA
CSR plc—SiRF Technology Holdings, Inc.	February 10, 2009	NM	NM

This analysis resulted in a median consideration as a multiple of the next calendar year’s revenues of 1.9x and a median offer price as a multiple of the next calendar year’s earnings of 20.8x.

While none of the companies that participated in the selected transactions is directly comparable to Cymer, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Cymer’s results, market size and product profile.

Illustrative Contribution Analysis. Goldman Sachs reviewed estimated future operating and financial information including, among other things, revenues, gross profit, operating income, EBITDA and net income for Cymer, ASML and the combined company, based on the Forecasts. The analysis indicated that Cymer stockholders would receive 11.0% of the outstanding ordinary shares of the combined company following completion of the merger assuming for illustrative purposes an all stock consideration transaction at an implied exchange ratio of 1.529, based on the $80.74 implied value of the merger consideration as of October 15, 2012. Goldman Sachs then analyzed the relative income contributions of Cymer and ASML to the combined company following completion of the merger, without taking into account any of the Synergies, based on estimated calendar years 2012, 2013, 2014 and 2015 using the Forecasts and the assumptions provided to Goldman Sachs by Cymer management. The following table presents the results of this analysis:

	Cymer Contribution to Combined Company
	Revenues	Gross Profit	Operating Income	EBITDA	Net Income
CY2012E	8.3%	9.9%	1.8%	3.2%	2.3%
CY2013E	10.8	11.1	3.2	3.6	2.8
CY2014E	12.4	12.0	6.6	6.3	5.6
CY2015E	15.3	16.0	13.7	12.5	11.6

Goldman Sachs also analyzed the implied equity contributions of Cymer and ASML to the combined company, by applying the weighted average multiples of revenue, gross profit, operating income, EBITDA and net income, respectively, to Cymer and ASML metrics to obtain an enterprise value, and then adjusting for each company’s net debt position. The following table presents the results of this analysis:

	Cymer Implied Equity Contribution to Combined Company
	Revenues	Gross Profit	Operating Income	EBITDA	Net Income
CY2012E	8.4%	9.8%	2.8%	4.0%	2.3%
CY2013E	10.5	10.8	4.0	4.4	2.8
CY2014E	11.9	11.5	6.9	6.7	5.6
CY2015E	14.3	15.0	13.0	12.0	11.6

Goldman Sachs also analyzed the implied equity contributions of Cymer and ASML to the combined company, based on the actual transaction structure. The analysis indicated that Cymer stockholders would receive 8.5% of the outstanding ordinary shares of the combined company following completion of the merger. The weighted average multiples of revenue, gross profit, operating income, EBITDA and net income, respectively, were applied to Cymer and ASML metrics to obtain an enterprise value, which was adjusted for the cash consideration of $20.00 per share and each company’s net debt position. The following table presents the results of this analysis:

	Cymer Implied Equity Contribution to Combined Company per Transaction Structure
	Revenues	Gross Profit	Operating Income	EBITDA	Net Income
CY2012E	5.7%	7.1%	0.0%	1.2%	2.3%
CY2013E	7.9	8.2	1.2	1.6	2.8
CY2014E	9.3	8.9	4.2	4.0	5.6
CY2015E	11.8	12.5	10.4	9.4	11.6

Illustrative Pro Forma Merger Analysis. Goldman Sachs prepared an illustrative pro forma analysis of the potential financial impact of the merger using the Forecasts for Cymer and ASML both taking into account and excluding the Synergies. For each of the years 2013, 2014 and 2015, Goldman Sachs compared the projected earnings per share of ASML ordinary shares, in each case, on a standalone basis, to the projected earnings per share of the combined company on a pro forma basis. The following table presents the results of this analysis:

Accretion/(Dilution)	Excluding Synergies	Including Synergies
CY2013E	(6.5)%	(6.5)%
CY2014E	(4.0)%	(1.7)%
CY2015E	2.6%	6.1%

Goldman Sachs also calculated the estimated price earnings ratios of the combined company for calendar years 2013, 2014 and 2015 on a pro forma basis, including and excluding Synergies, at various trading prices that ranged from a (25.0%) to a 25.0% premium to the $52.81 closing price of ASML ordinary shares on October 15, 2012. The results of these analyses are summarized as follows:

Premium (Discount) to October 15, 2012 ASML Closing Price
Price/Earnings Ratio:	(25.0%)	0.0%	25.0%
CY2013E (ex. Synergies)	12.3x	16.4x	20.5x
CY2014E (ex. Synergies)	l0.0x	13.3x	16.6x
CY2015E (ex. Synergies)	8.5x	11.3x	14.1x
CY2013E (incl. Synergies)	12.3x	16.4x	20.5x
CY2015E (incl. Synergies)	9.7x	13.0x	16.2x
CY2015E (incl. Synergies)	8.2x	10.9x	13.6x

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Cymer common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of the company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts for Cymer for each of the fiscal years 2014 and 2015. Goldman Sachs first calculated the implied values per share of Cymer common stock as of December 31 for each of the fiscal years 2014 and 2015, by applying illustrative price to forward earnings per share multiples of 13.0x to 17.0x to estimated earnings per share of Cymer common stock for each of the calendar years 2014 and 2015. These illustrative price/earnings multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current price/earnings multiples for Cymer and the selected companies. Goldman Sachs then discounted 2014 and 2015 values back to December 31, 2012 using a range of discount rates from 10.5% to 12.5%, reflecting an estimate of Cymer’s cost of equity and were derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including a company’s target capital structure and historical beta, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values reflected in the table below:

Implied Present Value per Cymer Share
2014E	$32.26 - $42.94
2015E	$68.26 - $92.52

Goldman Sachs also performed illustrative analyses of the implied value of the price per share of Cymer common stock on a pro forma basis for the combined company, both taking into account and excluding the Synergies. For these analyses, Goldman Sachs used the Forecasts for the combined company on a pro forma basis for each of the calendar years 2014 and 2015. Goldman Sachs first calculated the implied values per ordinary share of the combined company as of December 31 for each of the calendar years 2014 and 2015, by applying illustrative price to forward earnings per share multiples of 12.0x to 16.0x to estimated earnings per share of the combined company (both taking into account and excluding the Synergies) on a pro forma basis. These illustrative price/earnings multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current price/earnings multiples for ASML and the selected companies. Goldman Sachs then discounted 2014 and 2015 values back to December 31, 2012 using a range of discount rates from 9.8% to 11.8%, which reflect an estimate of the cost of equity of the combined company and were derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including a company’s target capital structure and historical beta, as well as certain financial metrics for financial markets generally. The implied value per share of Cymer common stock was calculated by multiplying the resulting value by the exchange ratio pursuant to the merger agreement of 1.1502 and adding the resulting product to the $20.00 per share cash consideration. This analysis resulted in a range of implied present values reflected in the table below:

Implied Present Value per Cymer Share
2014E (ex. Synergies)	$69.08 - $86.63
2014E (incl. Synergies)	$70.22 - $88.18
2015E (ex. Synergies)	$71.61 - $91.34
2015E (incl. Synergies)	$73.40 - $93.82

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cymer or ASML, respectively, or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Cymer Board as to the fairness from a financial point of view of the merger consideration pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cymer, ASML, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Cymer and ASML and was approved by the Cymer Board. Goldman Sachs provided advice to Cymer during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to Cymer or the Cymer Board or that any specific consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the Cymer Board was one of many factors taken into consideration by the Cymer Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this proxy statement/prospectus as Annex B.

Goldman Sachs and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Cymer, ASML, any of their respective affiliates and third parties, including Tinicum, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the merger agreement for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs acted as financial advisor to Cymer in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the merger agreement. Goldman Sachs has provided certain investment banking services to Cymer and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to Tinicum, its affiliates and its portfolio companies from time to time. Goldman Sachs may also in the future provide investment banking services to Cymer, ASML and their respective affiliates and Tinicum and its affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman, Sachs & Co. may also have co-invested with Tinicum and its affiliates from time to time and may have invested in limited partnership units of affiliates of Tinicum from time to time, and may do so in the future.

The Cymer Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to those contemplated by the merger agreement. Pursuant to a letter agreement dated June 11, 2012, Cymer engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to this engagement letter, Cymer has agreed to pay Goldman Sachs a transaction fee based on a percentage of the aggregate consideration to be paid pursuant to the merger agreement. As of January 2, 2013, such fee is estimated to be approximately $34.5 million, based on the closing price of ASML ordinary shares for the five trading days ending January 2, 2013, $6.0 million of which became payable upon execution of the merger agreement and the remainder of which is payable immediately prior to consummation of the merger. In addition, Cymer has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as described in the previous paragraph, during the two year period ended October 16, 2012, Goldman Sachs has not been engaged by Cymer, ASML or their respective affiliates to provide services for which the Investment Banking Division of Goldman Sachs has received compensation.

Certain Financial Forecasts of Cymer

In performing its financial analysis for purposes of rendering the opinion described and summarized above in “—Opinion of Goldman Sachs as Financial Advisor to Cymer,” at the direction of Cymer management and the Cymer Board, Goldman Sachs used the Forecasts for Cymer (referred to as the Cymer Forecasts) and the Synergies. The Cymer Forecasts and the Synergies were prepared by Cymer management and presented to the Cymer Board. Cymer is electing to provide the Cymer Forecasts in this section of the proxy statement/prospectus to provide Cymer stockholders access to certain non-public unaudited prospective financial information that was made available to the Cymer Board for the purpose of considering and evaluating the merger. Neither Cymer nor any other person has made, or makes, any representation regarding the Cymer Forecasts, which are set forth below.

Cymer does not as a matter of course publicly disclose detailed financial forecasts or projections, and Cymer does not disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, certain prospective financial information, which we refer to as the Cymer Forecasts, was prepared by Cymer’s management, reviewed with and discussed among members of the Cymer Board in connection with its consideration of the merger, and made available to Goldman Sachs in connection with the delivery of its opinion described in the section titled “—Opinion of Goldman Sachs as Financial Advisor to Cymer,” beginning on page 60. The Cymer Forecasts included information for the years 2012 through 2020, and did not include any consideration, impact or benefit from the merger with ASML. The Synergies were based on potential revenue and cost savings synergies in connection with the merger. Cymer has provided below certain information included in the Cymer Forecasts and the Synergies to give stockholders and investors access to certain non-public information that was furnished to third parties.

The Cymer Forecasts and the Synergies have been prepared by, and are the responsibility of, the management of Cymer. The Cymer Forecasts and the Synergies were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or with GAAP. The Cymer Forecasts and the Synergies include certain non-GAAP financial measures. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. Certain of this supplemental information may not have been included in the Cymer Forecasts. In addition, the Cymer Forecasts are unaudited and neither Cymer’s independent registered public accounting firm, nor any other independent auditor, has compiled, examined or performed any procedures with respect to the Cymer Forecasts, nor have they expressed any opinion or given any form of assurance on the Cymer Forecasts or the Synergies or their respective achievability. The report of Cymer’s independent registered public accounting firm incorporated by reference in this proxy statement/prospectus relates to Cymer’s historical financial statements. The report does not extend to the Cymer Forecasts or the Synergies and should not be read to do so.

Information from the Cymer Forecasts and the Synergies is not being included in this proxy statement/prospectus to influence your decision about whether to vote for the proposal to approve the merger agreement, but because the Cymer Forecasts and the Synergies were provided to Cymer’s financial advisor and, in the case of the Cymer Forecasts only, to ASML.

Furthermore, the Cymer Forecasts and the Synergies:

•

were based upon numerous variables and assumptions (including but not limited to those related to industry performance and competition and general business, economic, market and financial conditions) that are inherently uncertain, may be beyond the control of Cymer and may not prove to be accurate;

•

do not necessarily reflect current estimates or assumptions that the management of Cymer may have about prospects for Cymer’s businesses (including Cymer’s ability to achieve strategic goals, objectives and targets over applicable periods), changes in general business or economic conditions, industry performance, the regulatory environment and other factors described under the section titled “Forward-Looking Statements” beginning on page 44; and

•	reflect assumptions as to certain business decisions that are subject to change.

As a result, actual results may differ materially from those contained in the Cymer Forecasts and the actual synergies realized may differ materially from the Synergies. Accordingly, there can be no assurance that the Cymer Forecasts or the Synergies will be realized.

The inclusion of the Cymer Forecasts and the Synergies in this proxy statement/prospectus should not be regarded as an indication that Cymer or its affiliates, advisors, representatives or any other recipient of this information, including ASML or its affiliates, advisors, or representatives, considered, or now considers, the Cymer Forecasts or the Synergies to be predictive of actual future results, and the Cymer Forecasts and the Synergies should not be relied upon as such. Neither Cymer nor ASML nor any of their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the Cymer Forecasts or the Synergies, and none of them undertakes any obligation to update or otherwise revise or reconcile the Cymer Forecasts or the Synergies to reflect circumstances existing after the date the Cymer Forecasts and the Synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Cymer Forecasts and/or the Synergies are shown to be in error. Cymer and ASML do not intend to make publicly available any update or other revision to the Cymer Forecasts or the Synergies. Further, the inclusion of the Cymer Forecasts and the Synergies in this proxy statement/prospectus does not constitute an admission or representation by Cymer or ASML that this information is material. Neither Cymer nor ASML nor any of their respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding Cymer’s ultimate performance compared to the information contained in the Cymer Forecasts or the combined company’s ultimate achievement of the Synergies or that forecasted results will be achieved. Cymer has made no representation to ASML, in the merger agreement or otherwise, concerning the Cymer Forecasts or the Synergies. The Cymer Forecasts and the Synergies were, in general, prepared solely for use by the Cymer Board and are subjective in many respects and thus subject to interpretation.

The Cymer Forecasts and the Synergies are forward-looking statements. For additional information on factors which may cause Cymer’s future financial results to materially vary from the Cymer Forecasts, or cause the combined company to fail to achieve the Synergies, see the sections titled “Forward-Looking Statements” and “Risk Factors,” beginning on pages 44 and 38, respectively.

The following table presents certain information included in the Cymer Forecasts:

	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions, except per share amounts)
IBP Revenue	$371	$408	$477	$561	$677	$776	$893	$1,022	$1,154
DUV Revenue	135	158	214	170	158	142	142	131	140
EUV Revenue	24	164	279	599	839	992	1,085	1,147	1,240
TCZ Revenue	22	22	50	100	129	129	129	129	129

Consolidated Revenue	$552	$752	$1,020	$1,430	$1,802	$2,038	$2,250	$2,429	$2,663
Gross Profit	285	331	406	636	814	907	990	1,058	1,150
Operating Income	28	52	128	315	453	482	529	564	618
EBITDA(l)	60	69	142	325	459	494	542	578	633
Net Income	31	39	93	228	328	350	385	412	453
Earnings per share	$0.98	$1.22	$2.79	$6.65	$9.35	$9.74	$10.46	$10.94	$11.75
Free Cash Flow	N/A	$(66.6)	$(66.4)	$55.1	$144.9	$223.2	$272.0	$316.2	$329.4

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. It is a non-GAAP financial measure and should not be considered as an alternative to operating income, net income or other performance measures derived in accordance with GAAP as a measure of operating performance or to cash flows as a measure of liquidity.
(2)	Free Cash Flow is calculated as Operating Income, minus the provision (benefit) for income taxes, capital expenditures and changes in working capital, plus depreciation and amortization, and includes stock based compensation expense.

The following table presents certain information included in the Synergies:

	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
Revenue Synergies	$0	$27	$55	$84	$85	$94	$109
Cost of Revenue Synergies	$0	$(15)	$(30)	$(45)	$(46)	$(51)	$(59)
Operating Synergies	$45	$67	$97	$129	$156	$185	$201

Interests of Certain Persons in the Merger

Interests of Cymer Officers and Directors in the Merger

Cymer executive officers and directors have interests in the merger that are different from, or in addition to, the interests of Cymer stockholders generally. The Cymer Board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the merger agreement and approve the merger and to recommend that you vote in favor of the proposal to approve the merger agreement.

For further information with respect to arrangements between Cymer and its named executive officers, see the information included under “Advisory Vote on Merger-Related Compensation for Cymer’s Named Executive Officers—Golden Parachute Compensation” beginning on page 108.

Outstanding Equity Compensation Awards

Upon consummation of the merger, each option to acquire shares of Cymer common stock that has vested will be converted into an amount in cash, without interest thereon, for each share of Cymer common stock underlying such option equal to the excess, if any, of (i) the sum of (A) $20.00 and (B) the product of (1) 1.1502 and (2) the ASML Share Price, over (ii) the per share exercise price of such Cymer stock option. Each unvested option to purchase Cymer common stock will be assumed by ASML and converted into an option to purchase a number of ASML ordinary shares equal to the number of shares of Cymer common stock subject to such option multiplied by the Stock Award Exchange Ratio, and the exercise price for each ASML ordinary share underlying such option will be equal to the exercise price per share of Cymer common stock subject to such Cymer stock option divided by the Stock Award Exchange Ratio.

Other than with respect to restricted stock units held by outside directors, upon consummation of the Merger, each restricted stock unit of Cymer that has vested will be converted into the right to receive the merger consideration. In addition, other than with respect to restricted stock units held by outside directors, each unvested restricted stock unit of Cymer will be assumed by ASML and converted into a number of ASML restricted stock units equal to the product of (i) the number of shares of Cymer common stock underlying such Cymer restricted stock unit multiplied by (ii) the Stock Award Exchange Ratio.

The unvested options and restricted stock units are not subject to “single-trigger” vesting (i.e., vesting is not triggered merely upon a change in control) in connection with the merger, so there is no acceleration of the vesting upon completion of the merger. However, four of the executives, Robert P. Akins, Edward J. Brown, Jr., Paul B. Bowman and Karen K. McGinnis, are entitled to “double-trigger” vesting (i.e., vesting is triggered upon a termination of an executive’s employment without cause or a resignation for good reason within 18 months following the merger or a resignation for any reason during the 30-day period beginning one year after the merger) of their unvested options and unvested restricted stock units, as detailed further in the section titled “Employment Agreements with Robert P. Akins, Edward J. Brown, Jr., Paul B. Bowman and Karen K. McGinnis.”

Outside directors will be entitled to receive in respect of each restricted stock unit that is outstanding at the time of the merger, whether vested or unvested, a cash payment equal to the sum of (i) $20.00 plus (ii) the product of 1.1502 and the ASML Share Price. Based on the outstanding equity held as of December 31, 2012, and assuming the merger closes on March 1, 2013, there would be 1,395 unvested director restricted stock units cashed out (all other director restricted stock units would be vested).

2013 Equity Compensation Grants

Cymer expects to make 2013 equity compensation grants before the merger is consummated. Cymer presented its 2013 Operating Plan to the Cymer Board in November 2012 for approval. The 2013 Operating Plan includes, among other things, proposed 2013 equity grants per individual and the terms and value of such grants. The proposed 2013 equity grants are intended to be generally consistent with the value of 2012 equity grants. Following approval of the Cymer Board, the 2013 Operating Plan was submitted to ASML for its approval, which approval is not to be unreasonably withheld, conditioned or delayed. If 2013 equity compensation grants are awarded to outside directors those grants would be subject to accelerated vesting at the time of the merger.

Employment Agreements with Robert P. Akins, Edward J. Brown, Jr., Paul B. Bowman and Karen K. McGinnis

Cymer previously entered into employment agreements with Robert P. Akins, Edward J. Brown, Jr., Paul B. Bowman and Karen K. McGinnis. The employment agreements provide these executives with certain severance protections in the event of their termination of employment in connection with a change in control. Consummation of the merger would constitute a change in control for purposes of such employment agreements.

If employment is terminated by Cymer or ASML without “cause” or if the executive terminates his or her employment for “good reason” in either case within 18 months after the closing of the merger, or if the executive terminates his or her employment for any reason during the 30-day period beginning one year after the merger (all of such events referred to as a “qualifying termination”), the executive would be entitled to receive immediate vesting of all of his or her unvested restricted stock units and options, monthly severance payments for 24 months for Messrs. Akins and Brown, 18 months for Mr. Bowman, and 12 months for Ms. McGinnis, equal to the executive’s monthly base salary, plus the average monthly bonus and incentive program payments he or she has received for the past three calendar years, a payout of a percentage of the maximum amount of short term incentive bonus he or she could receive for the year in which the qualifying termination occurs, and continuation of health benefit premium payments under COBRA for 24 months for Messrs. Akins and Brown, 18 months for Mr. Bowman, and 12 months for Ms. McGinnis.

“Cause” is defined in each of the employment agreements generally as acts of personal dishonesty, conviction of a felony that is injurious to Cymer, a willful act of gross misconduct that is injurious to Cymer, and continued violations of the duties and scope of employment.

“Good Reason” is defined in each of the employment agreements and generally arises if Cymer or ASML significantly reduces the executive’s duties, responsibilities (including, when Cymer becomes a non-publicly traded company due to the merger, the executive not becoming the Chief Executive Officer (Mr. Akins), Chief Operating Officer (Mr. Brown), Chief Financial Officer (Mr. Bowman), or Chief Accounting Officer (Ms. McGinnis) of ASML, its then-publicly traded parent), base compensation or target incentive compensation, or relocates the executive to a facility more than 50 miles from his or her present location, or if ASML fails to assume the executive’s employment agreement.

The employment agreements further provide that if the payments and benefits provided to the executive under his or her employment agreement, or otherwise, would constitute “parachute payments” within the meaning of Section 280G of the Code, then the executive will have his or her payments and benefits either (i) paid in full, or (ii) reduced to the highest amount that could be paid without triggering Section 280G of the Code, whichever of the foregoing amounts, taking into account all applicable taxes and the excise tax imposed by Section 4999 of the Code, would result in the receipt by the executive of the higher after-tax amount.

Based on the executives’ compensation levels and equity holdings as of December 31, 2012, an assumed closing and termination of employment date of March 1, 2013, a $79.75 price for Cymer common stock (derived from an average ASML stock price for the first 5 days after public announcement of the merger) and 2012 performance-based restricted stock units paying out at a 138% level for revenue/net income performance and a 150% level for market share performance (based on performance through September 30, 2012), the executives would receive approximately the following: (1) Mr. Akins: $9,582,681 in value of unvested equity, $3,104,999 in cash severance and $17,113 in COBRA benefits; (2) Mr. Brown: $5,018,668 in value of unvested equity, $2,283,435 in cash severance and $52,546 in COBRA benefits; (3) Mr. Bowman: $2,832,561 in value of unvested equity, $1,056,439 in cash severance and $27,710 in COBRA benefits; (4) Ms. McGinnis: $1,393,574 in value of unvested equity, $425,056 in cash severance and $26,273 in COBRA benefits.

On October 16, 2012, Mr. Akins and Mr. Brown each entered into a letter agreement with ASML in connection with Cymer entering into the merger agreement. The letters provide that if the executive is offered the positions of Chief Technology Strategist of ASML and Senior Vice President of the Cymer Technologies Division for Mr. Akins, and the position of Chief Executive Officer of the Cymer Light Source Division for Mr. Brown, following the merger, then the change in the executive’s duties and responsibilities will not be treated as good reason as defined in Mr. Akins and Mr. Brown’s employment agreements with Cymer, and that any claim for “good reason” after the merger having to do with the reduction in the duties and responsibilities portion of their good reason definition will be based off their new duties and responsibilities. The letters further provide that the executives and ASML will work together in good faith to try to reach agreement on the post-closing terms of their employment. The letters do not alter Mr. Akins’ and Mr. Brown’s right to terminate their employment for any reason during the 30-day period beginning one year after the merger and have such a termination be deemed a “qualifying termination.” As of January 3, 2013, Mr. Bowman and Ms. McGinnis have not yet entered into employment letters with ASML.

2012 Short Term Incentive Plan Payments

ASML and Cymer have agreed that Cymer will pay 2012 annual bonuses on the closing date of the merger. Each executive in good standing as of closing will be entitled to receive 50% of their 2012 target short term incentive plan bonus award. Executives are entitled to receive the following bonus amounts: $342,570 for Mr. Akins; $265,532 for Mr. Brown; $148,526 for Mr. Bowman; $66,950 for Ms. McGinnis; and $114,330 for Thomas J. Bondur.

Indemnification and Insurance

For a period of six years after consummation of the merger, the limited liability company agreement of the surviving entity shall contain equivalent provisions with respect to exculpation, indemnification and advancement of expenses to those set forth in Cymer’s articles of incorporation and bylaws as of the date of the merger agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after consummation of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were directors, officers or employees of Cymer or any of its subsidiaries, unless required by applicable law and then only to the minimum extent required by applicable law.

For a period of six years after consummation of the merger, the surviving entity and ASML will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each of Cymer’s and its subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation to the extent they were indemnified under Cymer’s articles, bylaws and indemnification contracts in effect as of the date of the merger agreement with respect to any action or omission in their capacity as an officer, director or employee, at or prior to the consummation of the merger.

Prior to consummation of the merger, Cymer shall and, if it is unable to, ASML shall use its commercially reasonable efforts to have the surviving entity as of the effective time of the merger, purchase a six-year prepaid “tail” policy, with a claims period of six years from the consummation of the merger, on the current directors’ and officers’ liability insurance policies maintained by Cymer covering acts or omissions occurring at or prior to the consummation of the merger with respect to those persons who are covered by Cymer’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date of the merger agreement. If Cymer and the surviving entity for any reason fail to obtain such “tail” policy, then the surviving entity will maintain for six years from the consummation of the merger the current directors’ and officers’ liability insurance policies maintained by Cymer (or the surviving entity may substitute policies issued by an insurance carrier with the same or better credit rating as Cymer’s current insurance carrier, of at least the same coverage with respect to matters occurring prior to the consummation of the merger containing terms and conditions that are not less favorable in the aggregate). The surviving entity’s obligation to purchase this “tail” policy is subject to a cap of 300% of the annual premiums paid by Cymer for such coverage on the date of the merger agreement per year of coverage. If any “tail” policy described above is put in place, then from and after the effectiveness of such “tail” policy, neither ASML nor any of its subsidiaries will have any further obligations to obtain directors’ and officers’ liability insurance policies.

ASML’s Reasons for the Merger

At a meeting held on October 15, 2012, the Supervisory Board unanimously determined to approve the merger agreement, and, in a resolution dated October 16, 2012, the Supervisory Board approved the merger agreement. In a resolution dated October 16, 2012, the Board of Management approved the merger agreement.

The Supervisory Board and the Board of Management each consulted with ASML’s outside financial and legal advisors and considered a number of factors in connection with their respective approvals of the merger agreement, including the following:

•

Fundamental Objective. An acquisition of Cymer is critical to achieving ASML’s strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as possible. Absent the acquisition, ASML believed that Cymer would not have sufficient resources to complete the development of the EUV source. In addition, ASML’s history of working collaboratively with Cymer to help Cymer develop the EUV source has proven to be inefficient, difficult to manage and has led to delays in EUV source development. The merger will allow ASML to more effectively partition responsibilities between Cymer, its suppliers and ASML, reducing risks and increasing development speed.

•	Development of EUV Technologies. The potential for success of commercializing EUV technologies, including:

•	the fact that ASML and Cymer have collaborated closely for over a year, and the merger is the natural evolution of their existing cooperation in developing EUV technology;

•

the belief that combining Cymer’s expertise in EUV light sources with ASML’s expertise in lithography systems design and integration will reduce the risks related to the successful development of, and accelerate the introduction of, EUV technology;

•	the belief that the merger will improve ASML’s capabilities to bring new technologies to its customers;

•	the expectation that the merger will make EUV technology development significantly more efficient and simplify the supply chain and integration flow of the EUV modules; and

•

the belief that the only way to make the EUV source development successful without additional delay was to combine ASML and Cymer, thereby removing the inherent limitations of two separate companies trying to develop the technology and unlocking the potential value of the EUV business.

•

Business and Financial Condition and Prospects. The Supervisory Board’s and the Board of Management’s knowledge of Cymer’s business, financial condition, results of operations and prospects and their belief that the merger is more favorable to ASML shareholders than any other alternative reasonably available to ASML and its shareholders.

•	Prospects of Combined Business. The potential synergies from combining ASML’s and Cymer’s businesses, including:

•	the opportunities ASML expects to create around Cymer’s growing advanced immersion systems and dry DUV and IBP business, and the possibility to manage optimally the transition to EUV technologies;

•

the fact that EUV success is critical to the semiconductor industry, and the belief that ASML’s resources will enable the combined company to continue to develop and successfully commercialize EUV on an accelerated timeframe; and

•

the fact that ASML also will acquire Cymer’s DUV business, which technology is expected to remain a significant and growing engine of sales and profit and is expected to be well positioned to support and balance customer needs for EUV and immersion multiple patterning.

•	Terms of the Merger Agreement. The financial and other terms of the merger, the merger agreement and related documents.

The Supervisory Board and the Board of Management also considered a variety of risks and other potentially negative factors concerning the merger agreement and the merger, including the following:

•	the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including required regulatory approvals;

•

the risks and costs to ASML if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships; and

•	the risks of delays and limitations of EUV technology, even after enhanced execution enabled by the merger.

The foregoing discussion of the information and factors considered by the Supervisory Board and the Board of Management in reaching their respective conclusions is not intended to be exhaustive, but includes the material factors considered by the Supervisory Board and the Board of Management. In view of the wide variety of factors considered in connection with their respective evaluations of the merger agreement and the transactions contemplated thereby, and the complexity of these matters, the Supervisory Board and the Board of Management did not find it practicable to, and did not attempt to, quantify, rank or assign any relative or specific weights to the various factors considered in reaching their respective determinations and making their respective recommendations. In addition, individual directors may have given different weights to different factors. The Supervisory Board and the Board of Management considered all of the foregoing factors as a whole.

Accounting Treatment

The acquisition of Cymer common stock pursuant to the merger will be accounted for by ASML under the acquisition method of accounting in conformity with GAAP.

Regulatory Matters

Under the HSR Act, the merger may not be completed until notification and report forms have been filed with the FTC and the Antitrust Division, and the applicable waiting period has expired or been terminated. Cymer and ASML filed their respective notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 9, 2012. Each party subsequently received a second request from the Antitrust Division in connection with the pending merger. ASML and Cymer intend to continue to work with the Antitrust Division and to comply promptly with these second requests.

At any time before or after the completion of the merger, the Antitrust Division, the FTC, or a state attorney general could take any action under U.S. federal or state antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger in federal court or seeking the divestiture of substantial assets of ASML, Cymer, or their subsidiaries and affiliates. State attorneys general and private parties may also bring legal actions under U.S. federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, of the result of the challenge.

Clearances and consents or the expiration or termination of applicable waiting periods under competition laws in Germany, Israel, Japan, South Korea, and Taiwan also are conditions to the merger. On December 17, 2012, the required clearances were received under the competition laws in Germany.

In addition, ASML and Cymer have agreed that the merger is conditioned upon the favorable review of the merger by CFIUS. This condition was satisfied on January 3, 2013, when CFIUS notified the parties that there are no unresolved national security concerns with respect to the merger, and that CFIUS review was therefore concluded.

In accordance with the terms and subject to the conditions of the merger agreement, ASML and Cymer have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the merger. See “The Merger Agreement—Covenants—Efforts to Complete Transactions” beginning on page 99.

Certain U.S. Federal Income Tax Consequences of the Merger

The following discussion addresses certain U.S. federal income tax consequences of the merger to holders of Cymer common stock that are U.S. holders (as defined below). This discussion is based upon the Code, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. The discussion assumes that Cymer stockholders hold their Cymer common stock, and will hold their ASML ordinary shares, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular Cymer stockholder in light of its personal investment circumstances or to Cymer stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	regulated investment companies;

•	tax-exempt organizations;

•	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes and investors in such partnerships;

•	U.S. expatriates;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	dealers in securities or foreign currency;

•	U.S. holders subject to the alternative minimum tax;

•	U.S. holders that hold Cymer common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, including a wash sale;

•	U.S. holders that have a functional currency other than the U.S. dollar;

•	U.S. holders that acquired their Cymer common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•

U.S. holders who own directly, indirectly, or constructively five percent or more of the Cymer common stock or will own five percent or more of the ASML ordinary shares immediately after the merger, including a “five-percent transferee shareholder.”

In general, a “five-percent transferee shareholder” is a person who holds Cymer common stock and will own directly, indirectly or constructively, at least five percent or more of either the total voting power or total value of ASML ordinary shares immediately after the merger. The attribution rules for determining ownership are complex, and neither Cymer nor ASML can offer any assurance that you will not be a five-percent transferee shareholder based on your particular facts and circumstances. If you believe you could become a five-percent transferee shareholder of ASML, you should consult your tax advisor about the special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement under section 367(a) of the Code, that might apply regarding your ability to obtain nonrecognition treatment in the merger.

Furthermore, this discussion does not consider the potential effects of any state, local or non-U.S. tax laws.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Cymer common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Cymer common stock, the tax treatment of the partnership and its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Cymer common stock, you should consult your tax advisor regarding the tax consequences of the merger to you.

Neither ASML nor Cymer has requested a ruling from the Internal Revenue Service (referred to as the IRS) with respect to any of the U.S. federal income tax consequences of the merger and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below.

You should consult your tax advisor regarding the specific tax consequences to you of the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Under the merger agreement, Merger Sub, a direct wholly owned subsidiary of Holdco, which is an indirect wholly owned subsidiary of ASML (but is treated as a direct wholly owned subsidiary of ASML for U.S. federal income tax purposes), will merge with and into Cymer, with Cymer continuing as the surviving entity and as a direct wholly owned subsidiary of Holdco. This step is referred to as the “first step merger.” Pursuant to the merger agreement, immediately after the first step merger becomes effective, Cymer will merge with and into Merger Sub 2, a direct wholly owned subsidiary of, and for U.S. federal income tax purposes, disregarded as separate from, Holdco, with Merger Sub 2 continuing as the surviving entity and as a direct wholly owned subsidiary of and, for U.S. federal income tax purposes, disregarded as separate from, Holdco. This second step is referred to as the “second step merger,” and both the first step merger and the second step merger together are referred to as the “merger.”

In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Sullivan & Cromwell LLP, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, with the tax consequences described under “—Certain U.S. Federal Income Tax Consequences of the Merger.” These opinions of counsel are given in reliance on customary representations of ASML, Cymer, Holdco, Merger Sub, and Merger Sub 2 and are based on assumptions as to certain factual matters. Further, these opinions will not bind the courts or the IRS, nor will they preclude the IRS from adopting a position contrary to those expressed in the opinions.

A U.S. holder of Cymer common stock that exchanges its shares of Cymer common stock for a combination of ASML ordinary shares and cash (other than cash received in lieu of a fractional share) pursuant to the merger will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value, as of the effective time of the merger, of the ASML ordinary shares received over the holder’s adjusted tax basis in its shares of Cymer common stock surrendered) and (ii) the amount of cash received pursuant to the merger. Any recognized gain generally will be long-term capital gain if the U.S. holder’s holding period for the Cymer common stock surrendered exceeds one year at the effective time of the merger (except for gain treated as a dividend, as discussed below under “—Potential Treatment of Cash as a Dividend”).

A U.S. holder must calculate the amount of gain or loss realized separately for each block of shares of Cymer common stock surrendered. A U.S. holder’s aggregate tax basis in its ASML ordinary shares received pursuant to the merger, including the basis allocable to any fractional share of ASML ordinary shares for which cash is received, will be equal to the U.S. holder’s aggregate tax basis in the Cymer common stock surrendered pursuant to the merger, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share of ASML ordinary shares) and increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described below (but excluding any gain resulting from the deemed receipt and redemption of fractional shares). A U.S. holder’s holding period for shares of ASML ordinary shares received pursuant to the merger will include the holding period for the block of Cymer common stock surrendered in exchange therefor.

ASML’s and Cymer’s obligations to complete the merger are not conditioned upon the receipt of the opinions of Skadden, Arps, Slate, Meagher & Flom LLP and Sullivan & Cromwell LLP described above. If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then the merger would be treated as a taxable stock sale by Cymer stockholders pursuant to which they would recognize gain or loss equal to the difference between their tax basis in their Cymer common stock and the sum of the amount of cash plus the fair market value, as of the effective time of the merger, of the ASML ordinary shares received pursuant to the merger.

Application of Section 367 of the Code

Section 367(a)(1) of the Code and the applicable Treasury regulations thereunder provide that where a U.S. holder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free reorganization, the U.S. holder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. Cymer and ASML expect to meet such requirements and therefore the merger is not expected to be subject to Section 367(a)(1) of the Code.

Potential Treatment of Cash as a Dividend

The gain recognized by a U.S. holder on the receipt of ASML ordinary shares and cash pursuant to the merger may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of Cymer’s accumulated “earnings and profits.” In general, the determination of whether such gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage of stock ownership of ASML ordinary shares. For purposes of this determination, the holder generally will be treated as if it first exchanged all of its shares of Cymer common stock solely for ASML ordinary shares and then ASML immediately redeemed a portion of the ASML ordinary shares in exchange for the cash the holder actually received, which redemption we refer to in this proxy statement/prospectus as the “deemed redemption.” Such gain recognized by a holder pursuant to the deemed redemption will be treated as capital gain if the deemed redemption is (i) “substantially disproportionate” with respect to the holder (and after the deemed redemption the holder actually or constructively owns less than 50% of the voting power of the outstanding ASML ordinary shares) or (ii) not “essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a holder if the percentage of the outstanding ASML ordinary shares that the holder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding ASML ordinary shares that the holder is deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will not be considered to be “essentially equivalent to a dividend” if it results in a “meaningful reduction” in the holder’s deemed percentage of stock ownership of ASML. In applying the above tests, the holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock the holder actually owns or owned. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if the shareholder has at least a relatively minor reduction in such shareholder’s percentage of stock ownership under the above analysis.

As these rules are complex and dependent upon your specific circumstances, you should consult your tax advisor to determine whether you may be subject to these rules.

Cash in Lieu of Fractional ASML Ordinary Shares

A U.S. holder that receives cash in lieu of a fractional share of ASML ordinary shares generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis in the shares of Cymer common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for its Cymer common stock exceeds one year at the effective time of the merger.

Backup withholding

Under the “backup withholding” provisions of the Code, a U.S. holder may be subject to information reporting and backup withholding on any cash payments it receives for Cymer common stock pursuant to the merger. A U.S. holder generally will not be subject to backup withholding, however, if such holder (i) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding on the substitute Form W-9 included in the election form/letter of transmittal it will receive and otherwise complies with the applicable requirements of the backup withholding rules, or (ii) provides proof that it is otherwise exempt from backup withholding.

Backup withholding is not an additional federal income tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided such holder timely furnishes the required information to the IRS.

Material U.S. Federal Income Tax Consequences of Holding and Disposing of ASML Ordinary Shares

The ASML Form 20-F, which has been incorporated by reference into this proxy statement/ prospectus, contains a description of material U.S. federal income tax consequences related to holding and disposing of ASML ordinary shares. The description contained in the Form 20-F, however, is only a summary and does not purport to be a complete analysis of all potential tax effects resulting from the ownership or disposition of ASML ordinary shares (such as tax consequences for holders who are subject to special treatment under U.S. federal income tax law). You should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of holding and disposing of in ASML ordinary shares.

Taxation in the Netherlands

The following is intended as general information only and it does not purport to present any comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of ASML ordinary shares (referred to as a Shareholder) and, where indicated, a (former) Cymer stockholder. For Dutch tax purposes, a Shareholder may include an individual or entity who does not have the legal title of the ASML ordinary shares, but to whom nevertheless the ASML ordinary shares are attributed based either on such individual or entity holding a beneficial interest in the ASML ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which ASML ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the ASML ordinary shares.

Prospective Shareholders should therefore consult their tax advisor regarding the tax consequences of the merger and any purchase, ownership or disposal of ASML ordinary shares.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this proxy statement/prospectus, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this section, “Dutch Taxes” shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland) and the agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

The Merger

Withholding Tax

Whereas a (former) Cymer stockholder will receive the cash consideration, the stock consideration and the Dutch Compensation Amount as consideration for the merger and not in his capacity of Shareholder, the cash consideration, the stock consideration and the Dutch Compensation Amount will not be subject to withholding or deduction for, or on account of, any Dutch Taxes.

Taxes on Income and Capital Gains

Generally, a Cymer stockholder will not be subject to Dutch Taxes on income or capital gains as a result of the exchange of Cymer common stock into ASML ordinary shares and the receipt of cash. This may be different for the following categories of Cymer stockholders:

(i)	Cymer stockholders who are resident or deemed to be resident in the Netherlands for Dutch income tax or corporate income tax purposes;

(ii)	Cymer stockholders who are individuals and who opt to be treated as if resident in the Netherlands for Dutch income tax purposes;

(iii)	Cymer stockholders who derive profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Cymer common stock is attributable;

(iv)	individuals who derive benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the Cymer common stock, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(v)	Cymer stockholders who are not individuals and who are, other than by way of the holding of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise that is effectively managed in the Netherlands and to which enterprise the Cymer common stock is attributable; or

(vi)	Cymer stockholders who are individuals and who are, other than by way of the holding of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of the holding of securities, and to which enterprise the Cymer common stock is attributable.

After the Merger

Withholding Tax

A Shareholder is generally subject to Dutch dividend withholding tax at a rate of 15 percent on dividends distributed by ASML. Generally, ASML is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the Shareholder.

Dividends distributed by ASML include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)	proceeds from the liquidation of ASML, or proceeds from the repurchase of ASML ordinary shares by ASML, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)	the par value of ASML ordinary shares issued to a Shareholder or an increase in the par value of ASML ordinary shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is:

•	not recognized for Dutch dividend withholding tax purposes, or

•	recognized for Dutch dividend withholding tax purposes, to the extent that ASML has “net profits” (zuivere winst), unless:

(a)	the general meeting of Shareholders has resolved in advance to make such repayment, and

(b)	the par value of the ASML ordinary shares concerned has been reduced with an equal amount by way of an amendment to the articles of association of ASML.

The term “net profits” includes anticipated profits that have yet to be realized.

Notwithstanding the above, no withholding is required in the event of a repurchase of ASML ordinary shares, if certain conditions are fulfilled.

Subject to certain exceptions under Dutch domestic law, ASML may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax withheld in respect of dividends distributed by ASML, if ASML has received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5 percent. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by ASML and (ii) 3 percent of the profit distributions ASML received from qualifying foreign subsidiaries in the calendar year in which ASML distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

If a Shareholder is resident or deemed to be resident in the Netherlands or, in the case of an individual, has opted to be treated as if resident in Netherlands, such Shareholder is generally entitled to an exemption or a full credit for any Dutch dividend withholding tax against his Dutch (corporate) income tax liability and to a refund of any residual Dutch dividend withholding tax.

If a Shareholder is resident in a country other than the Netherlands, under certain circumstances exemptions from, reduction in or refunds of, dividend withholding tax may be available pursuant to Dutch domestic law or treaties for avoidance of double taxation.

If a Shareholder:

•

is an entity which is resident for Dutch tax purposes in a member state of the European Union (including the Netherlands) or in Iceland, Liechtenstein or Norway or a qualifying Shareholder resident elsewhere (see below); and

•

is not subject to a profit tax levied in that state and, in case the Shareholder is not resident in the Netherlands, would not have been subject to Dutch corporate income tax had the Shareholder been resident in the Netherlands for Dutch tax purposes;

generally, such Shareholder will be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by ASML, unless such Shareholder carries out duties or activities comparable to an investment institution (beleggingsinstelling) as defined in articles 6a and 28 of the Dutch Corporate Income Tax Act 1969, (referred to as CITA), respectively.

For purposes of the above, a qualifying Shareholder is an entity that (i) is resident for Dutch tax purposes in a jurisdiction which has an arrangement for the exchange of tax information with the Netherlands and (ii) holds its ASML ordinary shares as portfolio investment, i.e. such shares are not held with a view to establishment or maintenance of lasting and direct economic links between the Shareholder and ASML and the ASML ordinary shares do not allow the Shareholder to participate effectively in the management or control of ASML.

A Shareholder who is considered to be resident in the United States (referred to as a U.S. Shareholder) and is entitled to the benefits of the 1992 Double Taxation Treaty between the U.S. and the Netherlands, as amended most recently by the Protocol signed March 8, 2004 (referred to as the Treaty), may be entitled to a reduction in the Dutch withholding tax by way of an exemption, reduction or refund. The main conditions are: being a resident of the U.S. for the purposes of the Treaty, being the beneficial owner of the distributed dividend and being qualified under article 26 of the Treaty (the limitation on benefits article). Such Shareholder will effectively be subject to Dutch dividend withholding tax as follows:

•

if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty, the U.S. Shareholder will be exempt from Dutch dividend withholding tax;

•

if the U.S. Shareholder is a company which holds directly at least 10 percent but less than 80 percent of the voting power in ASML, the U.S. Shareholder will be subject to Dutch withholding tax at a rate not exceeding 5 percent;

•

if the U.S. Shareholder is a company which holds directly at least 80 percent of the voting power in ASML and certain other conditions are met, the U.S. Shareholder will be exempt from Dutch dividend withholding tax; and

•	in all other cases, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 15 percent.

U.S. Shareholders qualifying for a reduction of the Dutch withholding tax may generally claim (i) an exemption or reduction at source, or (ii) a refund, by filing, through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965, a completed and signed copy of one of the following forms within three years after the end of the calendar year in which the withholding tax was levied:

•	if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA; or

•	if the U.S. Shareholder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by ASML is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Taxes on Income and Capital Gains

This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a Shareholder:

(i)	who is an individual and for whom the income or capital gains derived from the ASML ordinary shares are attributable to employment activities, the income from which is taxable in the Netherlands;

(ii)	who has a (fictitious) substantial interest;

(iii)	that is an entity that is not subject to Dutch corporate income tax or is in full or in part exempt from Dutch corporate income tax (such as pension funds);

(iv)	that is an investment institution (beleggingsinstelling) as defined in articles 6a and 28 of the CITA; or

(v)	which is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the ASML ordinary shares (as defined in article 13, CITA).

Generally, a Shareholder has a substantial interest (aanmerkelijk belang) in ASML if such Shareholder, alone or together with his partner, directly or indirectly:

(i)	owns, or holds certain rights on, ASML ordinary shares representing five percent or more of the total issued and outstanding capital of ASML, or of the issued and outstanding capital of any class of shares of ASML;

(ii)	holds rights to acquire ASML ordinary shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of ASML, or of the issued and outstanding capital of any class of shares of ASML; or

(iii)	owns, or holds certain rights on, profit-participating certificates that relate to five percent or more of the annual profit of ASML or to five percent or more of the liquidation proceeds of ASML.

A Shareholder will also have a substantial interest if his partner or one of certain relatives of the Shareholder or of his partner has a substantial interest.

Generally, a Shareholder has a fictitious substantial interest (fictief aanmerkelijk belang) in ASML if, without having an actual substantial interest in ASML:

(i)	an enterprise has been contributed to ASML in exchange for ASML ordinary shares on an elective non-recognition basis;

(ii)	the ASML ordinary shares have been obtained under gift law, inheritance law or matrimonial law, on a non-recognition basis, while the previous Shareholder had a substantial interest in ASML;

(iii)	the ASML ordinary shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the Shareholder prior to this transaction had a substantial interest in an entity that was party thereto; or

(iv)	the ASML ordinary shares held by the Shareholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these ASML ordinary shares.

Residents in the Netherlands

The description of certain Dutch tax consequences in this paragraph is only intended for the following Shareholders:

(i)	individuals who are resident or deemed to be resident in the Netherlands for Dutch income tax purposes;

(ii)	individuals who opt to be treated as if resident in the Netherlands for Dutch income tax purposes ((i) and (ii) jointly referred to as Dutch Individuals); and

(iii)	entities that are subject to the CITA and are resident or deemed to be resident in the Netherlands for corporate income tax purposes (referred to as Dutch Corporate Entities).

Dutch Individuals engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Dutch Individuals are generally subject to income tax at statutory progressive rates with a maximum of 52 percent with respect to any benefits derived or deemed to be derived from Dutch Enterprise Shares (as defined below), including any capital gains realized on the disposal thereof.

“Dutch Enterprise Shares” are ASML ordinary shares or any right to derive benefits from ASML ordinary shares:

(a)	which are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder); or

(b)	of which the benefits are taxable in the hands of a Dutch Individual as benefits from miscellaneous activities (resultaat uit overige werkzaamheden) including, without limitation, activities which are beyond the scope of active portfolio investment activities.

Dutch Individuals not engaged or deemed to be engaged in an enterprise or in miscellaneous activities

Generally, a Dutch Individual who owns ASML ordinary shares, excluding Dutch Enterprise Shares and Substantial Interest Shares, will be subject annually to an income tax imposed on a fictitious yield on such ASML ordinary shares under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the ASML ordinary shares, is set at a fixed amount. The fixed amount equals 4 percent of the fair market value of the assets reduced by the liabilities and measured, in general, exclusively at the beginning of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30 percent.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25 percent with respect to any benefits derived or deemed to be derived (including any capital gains realized on the disposal) of ASML ordinary shares.

Non-residents in the Netherlands

A Shareholder other than a Dutch Individual or Dutch Corporate Entity, will not be subject to any Dutch Taxes on income or capital gains with respect to the ownership and disposal of the ASML ordinary shares, other than dividend withholding tax as described above, except if:

(i)	the Shareholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a Shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the ASML ordinary shares are attributable;

(ii)	the Shareholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the ASML ordinary shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(iii)	the Shareholder is not an individual and is, other than by way of the holding of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise that is effectively managed in the Netherlands and to which enterprise the ASML ordinary shares are attributable; or

(iv)	the Shareholder is an individual and is, other than by way of the holding of securities, entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the ASML ordinary shares are attributable.

Gift Tax and Inheritance Tax

No Dutch gift or inheritance tax is due in respect of any gift of the ASML ordinary shares by, or inheritance of the ASML ordinary shares on the death of, a Shareholder, except if:

(i)	at the time of the gift or death of the Shareholder, the Shareholder is resident, or is deemed to be resident, in the Netherlands;

(ii)	the Shareholder passes away within 180 days after the date of the gift of the ASML ordinary shares and is not, or not deemed to be, at the time of the gift, but is, or deemed to be, at the time of his death, resident in the Netherlands; or

(iii)	the gift of the ASML ordinary shares is made under a condition precedent and the Shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other Taxes and Duties

No other Dutch Taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a Shareholder by reason only of the purchase, ownership and disposal of the ASML ordinary shares.

Litigation Related to the Merger

On October 29, 2012, a putative shareholder class action complaint was filed against Cymer, the Cymer Board, ASML, Holdco, Merger Sub and Merger Sub 2 in the District Court of Clark County, Nevada, captioned Jerome v. Cymer Inc., et al., Case No. A-12-671009-C (Eighth Judicial Dist. Clark County, Nevada), challenging the merger and seeking, among other things, compensatory damages, attorneys’ and experts’ fees and injunctive relief concerning the alleged breaches of fiduciary duties and to prohibit the defendants from consummating the merger. The plaintiff subsequently amended the complaint on November 28, 2012.

The lawsuit generally alleges, among other things, that the merger agreement was reached through an unfair process and that the merger consideration is inadequate and that the merger agreement unfairly caps the price of Cymer common stock, that the merger agreement’s “no solicitation” provision and other deal protection devices have precluded other bidders from making successful competing offers for Cymer, and that the preliminary proxy statement/prospectus filed in connection with the merger contains material misstatements and/or omissions. The lawsuit alleges that ASML aided and abetted the alleged breaches of fiduciary duties.

On December 28, 2012, the parties entered into a memorandum of understanding to settle the lawsuit. While the defendants believe that the lawsuit is without merit, in order to eliminate the burden, expense and uncertainties inherent in further litigation, the defendants have agreed, as part of the memorandum of understanding and without admitting to the validity of any allegations made in the lawsuit, to make certain additional disclosure requested by the plaintiff in this proxy statement/prospectus. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including certain confirmatory discovery and court approval following notice to Cymer’s stockholders. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the merger, the merger agreement, and any disclosure made in connection therewith (other than claims to enforce the settlement). There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the District Court of Clark County, Nevada will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. This summary may not contain all of the information about the merger that is important to you. Stockholders should read carefully the merger agreement in its entirety. The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Cymer or ASML. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Cymer and ASML make with the SEC, which are available without charge at www.sec.gov. As discussed in “Summary,” generally, references in this proxy statement/prospectus to the “merger” should, unless the context otherwise requires, be read to mean the first step merger and the second step merger, as part of an integrated plan, and otherwise be read to mean the first step merger.

Structure and Effective Time

The merger agreement provides for two mergers, which will occur in immediate succession. First, Merger Sub, a Nevada corporation and a wholly owned subsidiary of Holdco, a Delaware corporation and an indirect wholly owned subsidiary of ASML, will merge with and into Cymer. Cymer will survive the merger as a wholly owned subsidiary of Holdco (referred to as the surviving corporation). Immediately thereafter, Cymer will merge with and into Merger Sub 2, a Delaware limited liability company and wholly owned subsidiary of Holdco. Merger Sub 2 will survive the second step merger as a wholly owned subsidiary of Holdco (referred to as the surviving entity).

The merger will take place on the third business day after the satisfaction or, to the extent not prohibited by law, waiver of all conditions described under “—Conditions to the Merger,” or at such other place, time and date as ASML and Cymer may mutually agree in writing.

The merger will be complete when Cymer and ASML file the appropriate articles of merger with the Secretary of State of the State of Nevada, as provided by the NRS, or at such later time as may be agreed by the parties in writing and specified in the articles of merger.

Governing Documents, Directors and Officers

Immediately following the merger, the limited liability company agreement and the articles of organization of Merger Sub 2 in effect immediately prior to the merger will be the limited liability company agreement and articles of organization, respectively, of the surviving entity, except that the name of the surviving entity will be “Cymer, LLC.”

Cymer will use its reasonable best efforts to cause the removal or resignation of its existing directors, effective upon the effective time of the merger. The managers of Merger Sub 2 will be the initial managers of the surviving entity. The officers of Cymer (other than those who ASML determines, as set forth in a written notice to Cymer, shall not remain officers of the surviving entity) immediately prior to the effective time of the merger shall be the initial officers of the surviving corporation. The officers of the surviving corporation shall be the initial officers of the surviving entity.

Merger Consideration

The merger agreement provides that each share of Cymer common stock outstanding immediately prior to the consummation of the merger (other than shares owned by ASML, Holdco, Merger Sub, Merger Sub 2, any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer) will be converted into the right to receive from Holdco (i) $20.00 in cash, without interest thereon, and (ii) 1.1502 ASML ordinary shares. No fractional ASML ordinary shares will be issued. In lieu of fractional ASML ordinary shares, Cymer stockholders that would otherwise be entitled to a fractional ASML ordinary share will receive in cash an amount equal to the product of the ASML Share Price and the fractional ASML ordinary share to which such holder would otherwise be entitled.

In addition, for purposes of complying with requirements of Dutch law, upon consummation of the merger, each holder of Cymer capital stock (other than holders of excluded shares) will be entitled to receive the Dutch Compensation Amount from ASML, to be set off against the obligation to pay up the ASML ordinary shares as described below. By virtue of the merger, each Cymer stockholder will be deemed to have subscribed for the ASML ordinary shares to be issued to such holder pursuant to the merger. In accordance with the laws of the Netherlands, each Cymer stockholder, as a result of such deemed subscription, will be obligated to pay up such ASML ordinary shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount to which such holder is entitled by virtue of the merger. Such obligation will be satisfied by such Cymer stockholder upon exchange of certificates (or evidence of shares in book entry form) as described below, by set off by ASML of such obligation against the right of such Cymer stockholder to receive from ASML the Dutch Compensation Amount, and will have no effect on the receipt by a Cymer stockholder of the merger consideration.

At the effective time of the merger, each share of common stock of Merger Sub, par value $0.001 per share, outstanding immediately prior to the effective time of the merger will be converted into a share of capital stock of the surviving corporation. At the effective time of the second step merger, each share of capital stock of the surviving corporation issued and outstanding will be converted into one limited liability company interest of the surviving entity.

Pursuant to NRS 92A.390, no dissenter’s rights or rights of appraisal will apply in connection with the merger.

Treatment of Cymer Stock Options and Restricted Stock Units

Upon consummation of the merger, each option to purchase shares of Cymer common stock that has vested will be converted into an amount in cash, without interest thereon, for each share of Cymer common stock underlying such option equal to the excess, if any, of (i) the sum of (A) $20.00 and (B) the product of (1) 1.1502 and (2) the ASML Share Price, over (ii) the per share exercise price of such Cymer stock option. Each unvested option to purchase Cymer common stock will be assumed by ASML and converted into an option to purchase a number of ASML ordinary shares equal to the number of shares of Cymer common stock subject to such option multiplied by the Stock Award Exchange Ratio, and the exercise price for each ASML ordinary share underlying such option will be equal to the exercise price per share of Cymer common stock subject to such Cymer stock option divided by the Stock Award Exchange Ratio.

Upon consummation of the merger, each restricted stock unit of Cymer that has vested will be converted into the right to receive the merger consideration. Each unvested restricted stock unit of Cymer will be assumed by ASML and converted into a number of ASML restricted stock units equal to the product of (i) the number of shares of Cymer common stock underlying such Cymer restricted stock unit multiplied by (ii) the Stock Award Exchange Ratio.

Immediately prior to the closing of the merger, the then-current purchase period under Cymer’s 1996 Employee Stock Purchase Plan, as amended (referred to as the ESPP) will end, each participant’s accumulated payroll deduction will be used to purchase Cymer common stock in accordance with the terms of the ESPP and the ESPP will terminate immediately after such purchases.

Exchange of Stock Certificates

Prior to the closing of the merger, ASML will appoint an agent reasonably acceptable to Cymer to act as exchange agent under the Agreement (referred to as the exchange agent), who will serve pursuant to an agreement between ASML, Holdco and the exchange agent. Immediately prior to the closing of the merger,

ASML will, or will cause Holdco to, deliver to the exchange agent an amount in cash equal to the cash consideration multiplied by the number of shares of Cymer common stock to be converted in the merger plus any cash due in lieu of fractional shares.

As promptly as practicable after the effective time of the merger, but in no event later than five business days following the effective time of the merger, ASML will cause the exchange agent to mail to each holder of record of Cymer common stock a form of letter of transmittal describing how it may exchange its shares of Cymer common stock for the merger consideration. Upon the surrender of a certificate for cancellation to the exchange agent, or the receipt of an “agent’s message” by the exchange agent, as applicable, in each case with the letter of transmittal, duly, completely and validly executed in accordance with the instructions provided, and such other documents as may reasonably be required by the exchange agent, the holder of such shares will be entitled to receive certificates (or electronic equivalents) representing the number of ASML ordinary shares into which such shares of Cymer common stock have been converted in the merger, a bank check for an amount equal to the cash consideration multiplied by the number of shares of Cymer common stock converted in the merger, and any cash due in lieu of fractional shares. Holders of any surrendered certificates (or evidence of shares in book entry form) are not entitled to receive interest on any of the cash consideration.

If any certificate shall have been lost, stolen or destroyed, ASML will direct the exchange agent to issue the merger consideration as contemplated by the merger agreement upon the making of an affidavit by the person claiming such certificate to be lost, stolen or destroyed and, if required by the exchange agent, the posting by such person of a bond, in such amount as ASML or the exchange agent may reasonably direct, as indemnity against any claim with respect to such certificate.

Representations and Warranties

The merger agreement contains representations and warranties that Cymer, on the one hand, and ASML, Holdco, Merger Sub and Merger Sub 2, on the other hand, have made to each other as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure letters provided by Cymer to ASML, Holdco, Merger Sub and Merger Sub 2, on the one hand, and provided by ASML, Holdco, Merger Sub and Merger Sub 2 to Cymer, on the other hand, delivered in connection with the signing of the merger agreement. While the parties do not believe that these disclosure letters contain information required to be publicly disclosed under the applicable securities laws (other than information that has already been so disclosed), the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Cymer, ASML, Holdco, Merger Sub or Merger Sub 2 since they were made as of specific dates, may be intended merely as risk allocation mechanisms between Cymer, ASML, Holdco, Merger Sub and Merger Sub 2, and are modified in important part by the confidential disclosure letters.

The representations and warranties from Cymer to ASML, Holdco, Merger Sub and Merger Sub 2 on the one hand and from ASML, Holdco, Merger Sub and Merger Sub 2 to Cymer, on the other hand, include the following:

•	organization, existence, good standing (if applicable), qualification to do business and corporate, limited liability or other legal power;

•	capital structure;

•

corporate power and authority with respect to execution and delivery of the merger agreement and consummation of the merger, the authorization and adoption of the merger agreement and the merger by the board of directors or similar governing body, the due execution and delivery of the merger agreement, and the enforceability of the merger agreement;

•	absence of the merger agreement and the merger conflicting with, or breaching, organizational documents, certain contracts, and applicable laws;

•	required consents, approvals, authorizations or permits of, or filings with or notifications to, governmental entities;

•	filings with the SEC and compliance with federal securities laws, rules and regulations;

•	compliance with GAAP;

•	internal controls and disclosure controls and procedures;

•	compliance with listing and corporate governance rules and regulations of NASDAQ;

•	absence of undisclosed liabilities;

•	absence of certain changes and events from December 31, 2011 to the date of execution of the merger agreement;

•	absence of any claims, actions, suits, proceedings, litigations, arbitrations, mediations or investigations by governmental entities pending or threatened in writing;

•	absence of any judgment, decree, injunction or order of any governmental entity currently in effect;

•	accuracy of information supplied in connection with this proxy statement/prospectus;

•	compliance with laws and required permits; and

•	investment banker, broker, finder, consultant or intermediary entitled to fees or commissions in connection with the merger.

In addition, Cymer made certain additional representations and warranties to ASML, Holdco, Merger Sub and Merger Sub 2 in relation to the following:

•	ownership of subsidiaries;

•	absence of off-balance sheet arrangements;

•	absence of complaints regarding auditing practices, procedures, methodologies or methods or internal accounting controls;

•

conduct of business in the ordinary course and the absence of certain changes and events from December 31, 2011 to the date of the merger agreement that would have required ASML’s consent under the merger agreement as described under “—Covenants—Conduct of Business of Cymer” if taken after the date of the merger agreement;

•	compliance with tax laws and other tax matters;

•	employee benefit matters and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	collective bargaining agreements and other labor matters;

•	environmental matters;

•	owned and leased real property;

•	intellectual property;

•	compliance with the Foreign Corrupt Practices Act and other similar laws and certain export control laws;

•	material contracts;

•	insurance matters;

•	disputes with suppliers and customers;

•	absence of transactions, agreements or arrangements with affiliates requiring disclosure under the securities laws;

•	receipt of an opinion from Goldman Sachs & Co. regarding the fairness, from a financial point of view, of the consideration to be received by Cymer stockholders; and

•	absence of any stockholder rights plan or similar device and the inapplicability of state anti-takeover statutes.

ASML, Holdco, Merger Sub and Merger Sub 2 also made additional representations and warranties to Cymer in regard to the following subjects:

•	availability of the cash consideration;

•	absence of a requirement for a vote of the holders of ASML capital stock with respect to the stock consideration;

•	purpose of formation and business activities of Merger Sub and Merger Sub 2; and

•	ownership of Cymer capital stock.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard. Subject to certain exclusions (which are summarized below), for purposes of the merger agreement, a material adverse effect means, when used in reference to Cymer or ASML, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the referenced party and its subsidiaries, taken as a whole, provided that none of the following, in and of itself or themselves, will constitute a material adverse effect:

•

effects resulting from changes in the economy or securities, credit, financial or capital markets generally in the United States or other countries in which Cymer and its respective subsidiaries or ASML and its respective subsidiaries, as the case may be, conduct material operations;

•

effects resulting from worsening of geopolitical conditions in the United States or any other country in which Cymer and its respective subsidiaries or ASML and its respective subsidiaries, as the case may be, conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which Cymer and its respective subsidiaries or ASML and its respective subsidiaries, as the case may be, conduct material operations;

•

effects resulting from changes that are the result of factors generally affecting the industry in which Cymer and its respective subsidiaries or ASML and its respective subsidiaries, as the case may be, operate;

•	effects resulting from changes in GAAP (and, in the case of ASML, International Financial Reporting Standards as adopted by the European Union);

•

effects resulting from (i) any failure, in and of itself, by Cymer or ASML, as the case may be, to meet any internal or published projections, forecasts, estimates or predictions of revenue or earnings, or (ii) any change, in and of itself, in the market value or trading volume of shares of Cymer or ASML, as the case may be, for any period ending on or after the date of the merger agreement; provided, that any change, state of facts, circumstance, occurrence, event or development underlying such failure or change may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur;

•	changes in law;

•

effects resulting from the announcement or pendency of the merger agreement or the transactions contemplated thereby, including the effect on employees, customers, suppliers or other business partners to the extent related to the identity of Cymer or ASML, as the case may be;

•	any action required to be taken or not taken with the consent of Cymer or ASML, as the case may be, or pursuant to and in accordance with the merger agreement; and

•

only with respect to Cymer, reductions in (i) the level of purchases by ASML or any of its subsidiaries of products and services of Cymer or its subsidiaries, except in circumstances where such reductions are attributable to a failure by Cymer or its subsidiaries to provide products and services in a manner and level of quality consistent with past practices (to the extent that such failure materially adversely affects such products and services) or a breach under certain contracts between or among the parties or their respective subsidiaries, and (ii) the research and development support provided by ASML or any of its subsidiaries to Cymer or any of its subsidiaries, except in circumstances where such reductions are attributable to a breach of certain contracts, on the part of Cymer or any of its subsidiaries;

With respect to the exceptions described in the first through fourth and sixth bullets above, effects resulting from any change, state of facts, circumstance, occurrence, event or development that has had or would reasonably be expected to have a disproportionate adverse effect on Cymer and its respective subsidiaries or ASML and its respective subsidiaries, as the case may be, compared to other companies operating in the industry in which Cymer and its respective subsidiaries or ASML and its respective subsidiaries, as the case may be, operate, may be considered for purposes of determining whether a material adverse effect has occurred or would be reasonably expected to occur.

The representations and warranties of each of the parties to the merger agreement do not survive the effective time of the merger.

Covenants

Conduct of Business of Cymer

In the merger agreement, Cymer has agreed, subject to exceptions set forth in the confidential disclosure schedule, that until the effective date of the merger, unless ASML gives its prior written consent (not to be unreasonably withheld, delayed or conditioned), Cymer and its subsidiaries will:

•	conduct its operations, in all material respects, according to its ordinary and usual course of business consistent with past practice; and

•

use commercially reasonable efforts to seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it.

In addition, subject to certain specified exceptions or without ASML’s consent (not to be unreasonably withheld, delayed or conditioned), Cymer has agreed not to, and not to permit its subsidiaries to, do the following:

•

issue, deliver, sell, dispose of, or pledge, or authorize or propose the issuance, sale, disposition or pledge of (i) any shares of Cymer capital stock, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of Cymer capital stock, or any rights, warrants, options, calls, commitments or any other agreements to purchase or acquire any shares of Cymer capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Cymer capital stock, other than the issuance of any shares of Cymer capital stock upon the exercise of options outstanding on the date the merger agreement was signed in accordance with the terms of such options or (ii) any other securities in respect of, in lieu of, or in substitution for, shares of Cymer capital stock outstanding on the date the of the merger agreement;

•	redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any outstanding shares of Cymer capital stock (except from (i) holders of options in payment of the exercise price thereof and/or any applicable taxes payable upon exercise, or the lapse of restrictions on Cymer restricted stock units pursuant to the terms of the applicable equity compensation plan or (ii) former employees, directors or consultants following termination pursuant to agreements providing for such repurchase);

•

split, combine, subdivide or reclassify any shares of Cymer capital stock or declare, set aside for payment or pay any dividend in respect of any shares of Cymer capital stock or otherwise make any payments to stockholders in their capacity as such, other than dividends paid by a subsidiary to another subsidiary or Cymer;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Cymer or any of its subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its subsidiaries (other than the merger);

•	amend Cymer’s articles of incorporation or bylaws;

•	other than as required by the terms of any applicable agreement or employee benefit plan in existence prior to the execution of the merger agreement:

•

materially amend, renew or extend any employee benefit plan or adopt or enter into any other compensatory program that would be an employee benefit plan if in existence on the date of the merger agreement with respect to any current or former employee, officer, director or other consultant of Cymer or any of its subsidiaries (including without limitation any employment, severance or change of control agreement);

•

increase the rate of compensation or benefits to, any officer or director of Cymer or its subsidiaries or materially increase the rate of compensation or benefits to any other employee or consultant of Cymer or any of its subsidiaries;

•	hire any new employee outside the ordinary course of business consistent with past practice or with an annual base salary and incentive opportunity exceeding $200,000;

•	terminate (other than for cause consistent with past practice) the employment or service of any officer of Cymer or any of its subsidiaries;

•	unless required by applicable law, reclassify any independent contractor as an employee of Cymer or any of its subsidiaries; or

•

adopt, enter into, materially amend, terminate or extend any collective bargaining agreement other than in connection with the renewal of any collective bargaining agreement which may expire prior to the closing date or any effects bargaining as a result of the transactions contemplated by the merger agreement;

•

enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice);

•

make any material change in financial accounting methods, principles or practices, except as required by a change in GAAP, the rules or policies of the Public Company Accounting Oversight Board or law;

•

directly or indirectly acquire or agree to acquire any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

•

acquire or agree to acquire, sell, lease (as lessor), license, or otherwise dispose of any tangible properties or assets in excess of $1,500,000 other than (i) purchases and sales of inventory and supplies in the ordinary course of business, consistent with past practice, (ii) pursuant to contracts in place as of the date of the merger agreement or entered into in the ordinary course consistent with past practice, or (iii) with respect to tangible properties or assets that are no longer used or useful in the conduct of the business;

•	sell, lease, mortgage, sell and leaseback or otherwise dispose of any real properties or any interests therein;

•

encumber or subject to any lien any tangible properties or assets or any interests therein other than certain permitted liens or in the ordinary course of business consistent with past practice or except in connection with permitted indebtedness;

•

make or change any material tax election or settle or compromise any material tax liability, claim or assessment or agree to an extension or waiver of the limitation period with respect to any material tax claim or assessment or grant any power of attorney with respect to material taxes or enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund;

•	change its fiscal year;

•	change any method of accounting for tax purposes;

•	file any amended U.S. federal, state or foreign income tax return or any other material amended tax return;

•

except in the ordinary course of business, consistent with past practice, or between Cymer and its subsidiaries or subsidiaries of Cymer, grant or acquire, agree to grant to or acquire, or dispose of or permit to lapse any rights to any material intellectual property or material technology;

•	incur any indebtedness, except for:

•	indebtedness incurred for borrowed money not to exceed $1,000,000 in the aggregate;

•	guarantees by Cymer or a subsidiary of Cymer of indebtedness of Cymer or any subsidiary of Cymer; or

•	indebtedness of Cymer or a subsidiary of Cymer to Cymer or any subsidiary of Cymer;

•	make, authorize or agree to, or commit to make, authorize or agree to, any capital expenditures in an amount in excess of specified amounts set forth in the confidential disclosure letter;

•

enter into or amend any material contract to the extent consummation of the merger or compliance with the provisions of the merger agreement would reasonably be expected to conflict with, or result in a violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any lien (other than certain permitted liens) upon any of the material properties or assets of Cymer or any of its subsidiaries under, or require ASML, Cymer or any of their respective subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such contract or amendment other than to the extent relating to or arising under such contract or any other contract not entered into prior to the date of the merger agreement (other than any of the foregoing that would give rise to a payment by or penalty to Cymer or its subsidiaries in connection with any such violation, default, cancellation or acceleration);

•	enter into any material contracts outside the ordinary course of business which is not terminable by Cymer or any subsidiary party thereto without penalty on notice of ninety days or less;

•	voluntarily contribute or commit cash or funds to any pension plan or any administrator thereof, or to any entity for purposes of funding shortfalls in any pension plan, other than as required by law;

•	fail to use reasonable best efforts to renew or maintain material insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business in any geographic area other than the current lines of business of Cymer and its subsidiaries and products and services reasonably ancillary thereto;

•

settle, compromise, discharge or agree to settle, compromise or discharge any litigation, investigation, arbitration or proceeding other than those that (i) do not involve the payment by Cymer or any of its subsidiaries of monetary damages in excess of $1,000,000 in any individual instance, or $5,000,000 in the aggregate, and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of Cymer or its subsidiaries, and (ii) provide for a complete release of Cymer and its subsidiaries from all claims and do not require any admission of liability by Cymer and its subsidiaries; and

•	authorize or agree to take any of the foregoing actions.

Conduct of Business of ASML

In the merger agreement, the parties have stated their intent that, subject to the terms of the merger agreement, ASML and its subsidiaries are free to conduct their businesses and operations without restrictions between the date of the merger agreement and the closing of the merger, except that:

•

ASML may not redeem, purchase or otherwise acquire ASML ordinary shares, or declare or pay any dividend in respect of any ASML ordinary shares or otherwise make a payment to holders of ASML ordinary shares in their capacity as such (excluding amounts payable pursuant to the ASML synthetic share buyback) in an aggregate amount exceeding EUR 2,000,000,000, of which no more than EUR 500,000,000 may be used for declarations or payments of any dividend in respect of any ASML ordinary shares or payments to holders of ASML ordinary shares in their capacity as such;

•

Prior to entering into any contract to acquire or license, or acquiring or licensing, any such assets, businesses or securities from a third party that could reasonably be expected to prevent or materially delay the consummation of the merger, ASML must consult with Cymer with respect to such acquisition or license and consider in good faith Cymer’s views with respect to such acquisition or license and the impact of such acquisition or license on satisfaction of certain mutual closing conditions relating to the absence of orders of governmental entities preventing the transaction and the receipt of regulatory approvals; and

•

ASML and its subsidiaries may not enter into any contract to acquire or license, or acquire or license, any assets, businesses or securities of a third party if, in ASML’s reasonable judgment, such acquisition or license would or would reasonably be expected to prevent satisfaction of the conditions to consummation of the merger relating to the absence of orders of governmental entities preventing the transaction and receipt of regulatory approvals by the termination date (as the same may be extended pursuant to the merger agreement).

No Solicitation of Transactions

Under the terms of the merger agreement, Cymer agreed to immediately cease any activities, discussions or negotiations existing on the date of the merger agreement with any third party with respect to any acquisition proposal. Cymer further agreed that it would not directly or indirectly:

•	solicit or initiate, or take any action to knowingly encourage, facilitate or induce, directly or indirectly, any inquiries relating to, or the submission of, any acquisition proposal;

•

participate in any discussions or negotiations regarding any acquisition proposal, or furnish to any person any non-public information or data with respect to or access to Cymer’s properties in connection with an acquisition proposal;

•

enter into any agreement, arrangement or understanding with respect to any acquisition proposal or enter into any agreement, arrangement or understanding requiring Cymer to abandon, terminate or fail to consummate the merger and the other transactions contemplated by the merger agreement;

•	change the recommendation of the Cymer Board that Cymer stockholders approve the merger agreement; or

•	fail to include the Cymer Board’s recommendation to Cymer stockholders to approve the merger agreement in the proxy statement/prospectus.

Notwithstanding these general prohibitions, subject to certain conditions, if at any time prior to the approval of the merger agreement by the Cymer stockholders, Cymer receives a bona fide acquisition proposal from a third party and the Cymer Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel) that such acquisition proposal constitutes, or would reasonably be expected to lead to a superior acquisition proposal and the third party making such a proposal executes a confidentiality agreement having provisions that are no less restrictive in the aggregate than those of the confidentiality agreement entered into between Cymer and ASML, Cymer may:

•	furnish information or data or access with respect to Cymer and its subsidiaries to such third party; and

•	participate in discussions and negotiations directly or through its representatives with such third party.

Regardless of the foregoing, Cymer may have discussions with any person solely to clarify the terms of an acquisition proposal made by such person, provided that such proposal did not result from a breach by Cymer of the non-solicitation provisions in the merger agreement.

Cymer also has agreed to promptly (but in no event later than 24 hours) advise ASML of receipt of an acquisition proposal and the proposed material terms of such acquisition proposal, including the identity of the third party making such proposal, and to provide ASML a copy of the proposal, and provide or make available, to the extent not previously provided or made available to ASML or its representatives, any of Cymer’s non-public information that is provided to the third party making such acquisition proposal.

Throughout this proxy statement/prospectus, an “acquisition proposal” means any proposal, whether in writing or otherwise, from any person other than ASML, Merger Sub or any of their respective affiliates, to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act) of all or more than 15% of the consolidated assets of Cymer and its subsidiaries, taken as a whole, or assets to which 15% or more of the consolidated revenues or net income of Cymer and its subsidiaries is attributable, or 15% or more of any class of voting capital stock of Cymer pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale or license of assets, tender offer, exchange offer, similar transaction or series of related transactions or otherwise.

Throughout this proxy statement/prospectus, a “superior acquisition proposal” means any bona fide written acquisition proposal (with all references to “15%” in the definition thereof deemed to be “50%” for purposes of this definition) not solicited or initiated in violation of the non-solicitation provisions of the merger agreement that (i) the Cymer Board determines in its good faith judgment (after consultation with, and taking into account the advice of, its outside legal counsel and outside financial advisors) would, if consummated, result in a transaction that is more favorable to the Cymer stockholders from a financial point of view than the merger and the transactions contemplated by the merger agreement, after taking into account any other binding proposal made by ASML after ASML’s receipt of notice of an intention by the Cymer Board to change its recommendation to the Cymer stockholders to approve the merger agreement or terminate the merger agreement, and the time likely to be required to consummate such acquisition proposal and (ii) the Cymer Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and its outside legal counsel) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Cymer Board.

Board Recommendation

Subject to the exceptions discussed below, under the terms of the merger agreement, the Cymer Board (or any committee of the Cymer Board) cannot withhold, withdraw, amend, qualify or modify (or publicly propose to do so) in a manner adverse to ASML, the recommendation of the Cymer Board to the Cymer stockholders to approve the merger agreement at the special meeting and neither Cymer, the Cymer Board, nor a committee of the Board may approve, recommend or endorse (or publicly propose to do so) an acquisition proposal or recommend against the approval of the merger agreement.

Notwithstanding this provision of the merger agreement, prior to the Cymer stockholders’ approval of the merger agreement, the Cymer Board (or any committee of the Cymer Board) may withhold, withdraw, qualify or modify (or publicly propose to do so) its recommendation that Cymer stockholders approve the merger agreement, and Cymer, the Cymer Board or a committee of the Cymer Board may approve, recommend or endorse (or publicly propose to do so) an acquisition proposal made after the date of the merger agreement and which was not solicited, initiated, encouraged or facilitated in breach of the non-solicitation obligations described in “—No Solicitation of Transactions,” or recommend against the approval of the merger agreement and Cymer may terminate the merger agreement, in response to an acquisition proposal made after the date of the merger agreement, if:

•

the Cymer Board determines in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, that the acquisition proposal constitutes a superior acquisition proposal, if the acquisition proposal did not result from a breach of the non-solicitation provisions of the merger agreement;

•

the Cymer Board determines in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that failure to take such action would reasonably be expected to constitute a violation of its fiduciary duties;

•

Cymer promptly notifies ASML in writing at least four business days before taking such action of the Cymer Board’s intention to do so, attaching the most current version of any proposed agreement under which such acquisition proposal is proposed to be consummated and the identity of the third party making the proposal;

•

within four business days after receipt of such written notification (or within two business days after Cymer has provided notice to ASML of an amendment to the financial terms or other material terms of such acquisition proposal), ASML has not made an offer that the Cymer Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, is at least as favorable to the Cymer stockholders as such other acquisition proposal; and

•

the Cymer Board, after taking into account any modifications to the terms of the merger agreement proposed by ASML, continues to believe that the alternative acquisition proposal constitutes a superior acquisition proposal.

In addition, the Cymer Board may change its recommendation that Cymer stockholders approve the merger agreement in connection with an intervening event. Throughout this proxy statement/prospectus, an “intervening event” means a material development or material change in circumstances with respect to Cymer, occurring after the date of the merger agreement, that is materially more favorable to the recurring financial condition and results of operations of Cymer and its subsidiaries, taken as a whole, relative to other businesses operating in the same industry, was neither known to the Cymer Board nor reasonably foreseeable as of date of the merger agreement and does not relate to:

•	any acquisition proposal;

•

any change, state of facts, circumstance, occurrence, event or development relating to the financial condition, properties, assets, liabilities, business or results of operation of ASML, including changes in the market price or trading volume of ASML ordinary shares;

•	any change, state of facts, circumstance, occurrence, event or development arising out of or relating to EUV technologies or Cymer’s and its subsidiaries’ EUV business;

•	clearance of the merger under specified foreign merger control laws, the HSR Act or approval by CFIUS;

•

the fact, in and of itself, that Cymer meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the merger agreement (provided that this exception shall not prevent or otherwise affect any such development or change underlying Cymer meeting or exceeding such metrics from being taken into account in determining whether an intervening event has occurred); or

•

any changes after the date of the merger agreement in the market price or trading volume of Cymer common stock (provided that this exception shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value of Cymer common stock from being taken into account in determining whether an intervening event has occurred).

In connection with an intervening event, the Cymer Board may change its recommendation that the Cymer stockholders approve the merger agreement, and Cymer may terminate the merger agreement, if the Cymer Board concludes in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that, in light of such occurrence, the failure to effect such a recommendation change would reasonably be expected to constitute a violation of its fiduciary duties, only if:

•

Cymer promptly notifies ASML, in writing at least four business days before taking such action, of its intention to do so, attaching a reasonably detailed explanation of the facts underlying the determination by the Cymer Board of its need to make such a recommendation change; and

•

within four business days after its receipt of such written notification, ASML has not made an offer that the Cymer Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, would obviate the need for such a recommendation change.

Efforts to Complete Transactions

In order to facilitate the consummation of the merger, the parties to the merger agreement, subject to certain exceptions, have agreed:

•

to make respective filings, and any other required submissions, under the HSR Act and specified foreign merger control laws with respect to the merger and the transactions contemplated by the merger agreement as promptly as reasonably possible;

•

to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to consummate the merger as promptly as reasonably practicable, including using reasonable best efforts to make a joint, voluntary filing with CFIUS and to obtain as promptly as reasonably practicable all permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with Cymer and its subsidiaries as are necessary for the consummation of the merger and the transactions contemplated by the merger agreement and to fulfill the conditions to consummation of the merger;

•

to use commercially reasonable efforts to obtain consents under any contracts of Cymer or its subsidiaries that would be violated or under which consent otherwise is required as a result of entering into the merger agreement or the transactions contemplated by the merger agreement;

•

to use its reasonable best efforts to furnish to the other parties all information required for any application, notification or other filing to be made pursuant to any applicable laws in connection with the merger and the transactions contemplated by the merger agreement to the extent not prohibited by applicable law;

•

that ASML and Cymer will give each other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such applications, notifications or filings or any such transaction;

•

that both ASML and Cymer will be represented at all in-person meetings and in all substantive conversations with any governmental entity regarding the regulatory matters contemplated by the merger agreement, except (i) if, and to the extent that, any governmental entity objects to any party’s being represented at any such meeting or conversation and (ii) to the extent that the communication or meeting relates to a national security risk mitigation agreement between ASML and CFIUS or any of its constituent agencies;

•

to consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, the applicable foreign competition laws and Section 721 of the Defense Production Act of 1950, as added by the Exon-Florio Amendment of 1988 and as amended by the Foreign Investment and National Security Act of 2007 (referred to as Exon-Florio);

•

that, unless otherwise agreed, ASML shall take the lead in coordinating any applications, notifications or filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other governmental entity under the HSR Act, the applicable foreign competition laws and Exon-Florio;

•

to cooperate and use its reasonable best efforts to vigorously contest and resist any action or proceeding, including administrative or judicial action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the merger and the transactions contemplated by the merger agreement, including reasonably pursuing administrative and judicial appeal; and

•

ASML will use its reasonable best efforts to take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or competition authorities of any other nation or other jurisdiction or any other person may assert under any competition laws with respect to the merger and the other transactions contemplated by the merger agreement, and to avoid or eliminate each and every impediment under any competition laws that may be asserted by any governmental entity or any other person with respect to the merger so as to enable the closing to occur as promptly as reasonably practicable and in any event no later than the termination date (as such date may be extended pursuant to the merger agreement).

Notwithstanding the foregoing, neither ASML nor any of its subsidiaries is required under the merger agreement, in order to satisfy the conditions to the merger relating to the absence of orders of governmental entities preventing the transaction and receipt of approvals under the HSR Act and applicable foreign competition laws, to execute or carry out agreements (including consent decrees) or submit to orders:

•

providing for the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any assets of Cymer, ASML or their respective subsidiaries or the holding separate of the capital stock or limited liability company interests of an ASML subsidiary (including the surviving entity after the effective time of the merger); or

•

imposing or seeking to impose any (i) limitation on the freedom of action of Cymer, ASML or any of their respective subsidiaries with respect to or the ability of Cymer, ASML or any of their respective subsidiaries to conduct their respective businesses (including, with respect to, market practices, sale and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of ASML or (ii) requirement on how or where Cymer, ASML or any of their respective subsidiaries conduct their respective businesses (including, with respect to, market practices, sale and structure);

that, individually or in the aggregate, would or would reasonably be expected to result in:

•

the license, sale, divestiture or other disposition of any assets of Cymer, ASML or the surviving entity or their subsidiaries (other than assets acquired or licensed by ASML or its subsidiaries from a third party (other than Cymer or its subsidiaries) on or after September 30, 2012, (referred to, collectively, as Divestiture Assets));

•	an ASML or Cymer material adverse effect (without taking into account the effect or any license, sale, divestiture or other disposition of Divestiture Assets); or

•

a material adverse effect on the benefits that ASML reasonably expects to be realized or derived from the transactions contemplated by the merger agreement (without taking into account the effect of any license, sale, divestiture or other disposition of Divestiture Assets).

In addition, ASML and its subsidiaries are not required to agree to any terms or conditions, or take any actions, in order to obtain CFIUS approval that:

•	would require the license, sale, divestiture or other disposition of any assets of Cymer, ASML or the surviving entity or their subsidiaries, other than Divestiture Assets;

•

relate to ASML’s or its subsidiaries’ assets, businesses or operations (other than the surviving entity’s and its subsidiaries’ assets, businesses and operations after the effective time of the merger or Divestiture Assets); or

•

would or would reasonably be expected to have an ASML or Cymer material adverse effect or a material adverse effect on the benefits that ASML reasonably expects to be realized or derived from the transactions contemplated by the merger agreement (without taking into account the effect of any license, sale, divestiture or other disposition of Divestiture Assets).

Employee Matters

ASML has agreed, subject to certain exceptions, that it will, or will cause its subsidiaries to, as applicable:

•

provide Cymer’s continuing employees for 12 months after the closing of the merger with (i) base compensation and incentive compensation opportunities which are no less favorable, on an aggregate basis, to the base compensation and incentive compensation (including equity incentive compensation) opportunities provided by Cymer and its subsidiaries prior to the closing of the merger, and (ii) pension and welfare benefits that are no less favorable in the aggregate to the pension and welfare benefits provided by Cymer and its subsidiaries prior to the closing of the merger;

•

provide to any continuing employee who is laid-off or terminated without cause during the twelve months following the closing date with severance benefits in an amount equal to the severance benefits (including severance payments and continued health coverage) that the employee would have been entitled to pursuant to the terms of Cymer’s Reduction in Force Separation Benefits Plan;

•

use its reasonable best efforts to cause its third party insurers to provide that the continuing employees shall receive full credit for service with Cymer or any of its subsidiaries for purposes of eligibility to participate in any employee benefit plan, vesting and determination of benefits under severance and vacation pay plans, to the same extent that such service was recognized as of the closing date of the merger under a comparable employee benefit plan (but not for purposes of benefit accrual and not to the extent such credit would result in a duplication of benefits);

•

use its reasonable best efforts to (and use its reasonable best efforts to cause its third party insurers to) (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by ASML or any of its subsidiaries in which the continuing employees are eligible to participate from and after the closing of the merger to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were satisfied or waived under comparable Cymer employee benefit plans and (ii) cause any health benefit plan of ASML or its subsidiaries in which the continuing employees participate after the closing date of the merger to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such continuing employee during the calendar year in which the closing of the merger occurs for purposes of satisfying deductible and co-payment limitations for such year under the relevant welfare benefit plans in which such continuing employee (and dependents) participates following the closing date of the merger;

•

cooperate with Cymer prior to the closing to identify those employees of Cymer and its subsidiaries whose continuing services are critical to the success of ASML and its subsidiaries and to develop and implement as of the closing date an appropriate retention program with respect to such individuals;

•

cause the surviving entity and any successor thereto to honor, fulfill and discharge Cymer’s and its subsidiaries’ obligations under all employee benefit plans in accordance with their terms, including any reserved right to amend or terminate; and

•

maintain, and cause the surviving entity and any successor thereto, to maintain the Executive Option, Bonus and Group Health Coverage Extension Program on the same terms and conditions as of the date of the merger agreement for any continuing employee who was eligible for benefits under such plan as of the date of the merger agreement.

In addition, Cymer has agreed, subject to certain exceptions, that it will:

•

cooperate with ASML prior to the closing of the merger to identify those employees of Cymer and its subsidiaries whose continuing services are critical to the success of ASML and its subsidiaries and to develop and implement as of the closing date of the merger an appropriate retention program with respect to such individuals;

•

provide notice to, enter into any consultation procedure with, and use reasonable efforts to obtain required consents or opinions from any labor union, labor organization, works council or group of employees of Cymer and its subsidiaries in connection with the merger; and

•

use commercially reasonable efforts to take all such actions as are reasonably necessary to accrue on its financial statements, to the extent in accordance with GAAP, all expenses relating to the termination of employment of any certain individuals.

Indemnification and Insurance

For a period of six years after consummation of the merger, the limited liability company agreement of the surviving entity shall contain equivalent provisions with respect to exculpation, indemnification and advancement of expenses to those set forth in Cymer’s articles of incorporation and bylaws as of the date of the merger agreement. Such provisions may not be amended, repealed or otherwise modified for a period of six years after consummation of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were directors, officers or employees of Cymer or any of its subsidiaries, unless required by applicable law and then only to the minimum extent required by applicable law.

For a period of six years after consummation of the merger, the surviving entity and ASML will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each of Cymer’s and its subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation to the extent they were indemnified under Cymer’s articles, bylaws and indemnification contracts in effect as of the date of the merger agreement with respect to any action or omission in their capacity as an officer, director or employee, at or prior to the consummation of the merger.

Prior to consummation of the merger, Cymer shall and, if it is unable to, ASML shall use its commercially reasonable efforts to have the surviving entity as of the effective time of the merger, purchase a six-year prepaid “tail” policy, with a claims period of six years from the consummation of the merger, on the current directors’ and officers’ liability insurance policies maintained by Cymer covering acts or omissions occurring at or prior to the consummation of the merger with respect to those persons who are covered by Cymer’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date of the merger agreement. If Cymer and the surviving entity for any reason fail to obtain such “tail” policy, then the surviving entity will maintain for six years from the consummation of the merger the current directors’ and officers’ liability insurance policies maintained by Cymer (or the surviving entity may substitute policies issued by an insurance carrier with the same or better credit rating as Cymer’s current insurance carrier, of at least the same coverage with respect to matters occurring prior to the consummation of the merger containing terms and conditions that are not less favorable in the aggregate). The surviving entity’s obligation to purchase this “tail” policy is subject to a cap of 300% of the annual premiums paid by Cymer for such coverage on the date of the merger agreement per year of coverage.

If any “tail” policy described above is put in place, then from and after the effectiveness of such “tail” policy, neither ASML nor any of its subsidiaries will have any further obligations to obtain directors’ and officers’ liability insurance policies.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•

obtaining the approval for listing of the ASML ordinary shares issuable in the merger on NASDAQ and, following the effective time, delisting the Cymer common stock from NASDAQ and terminating registration under the Exchange Act;

•	ASML’s access to certain information about Cymer during the period prior to the effective time of the merger;

•	press releases and public statements relating to the merger agreement or the transactions contemplated by the merger agreement;

•	delivery of tax representation letters;

•	delivery of a certificate by Cymer certifying that Cymer is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code; and

•	payment of fees, costs damages and expenses related to obtaining consents of third parties under Cymer’s contracts.

Conditions to the Merger

Each party’s obligation to effect the merger is subject to satisfaction or waiver, at or prior to the closing of the merger, of the following conditions:

•	the approval of the merger agreement and the merger by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of Cymer common stock;

•

the absence of any law, temporary restraining order, executive order, decree, ruling, judgment or injunction or other order of a court or governmental entity of competent jurisdiction preventing the consummation of the transactions contemplated by the merger agreement;

•	the expiration or termination of all applicable waiting periods under the HSR Act;

•	the receipt of any required clearances and consents required to be obtained under specified foreign merger control laws, and the expiration or termination of any applicable waiting period thereunder;

•	the receipt of the approval of CFIUS;

•	the approval for trading of the ASML ordinary shares issuable in connection with the merger on NASDAQ, subject to official notice of issuance; and

•

the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order or proceedings threatened or initiated by the SEC for that purpose and not withdrawn.

In addition, Cymer’s obligation to effect the merger is subject to satisfaction or waiver of the following additional conditions:

•

the representation and warranty of ASML related to the absence of certain changes or events from December 31, 2011 to the date of the merger agreement that has had or would reasonably be expected to have an ASML material adverse effect must be true and correct as of the date of the merger agreement and as of the effective time of the merger, with the same effect as if made as of the closing date of the merger;

•

the representations and warranties of ASML (other than certain representations and warranties related to capitalization, authority and absence of certain changes or events) must be true and correct as of the date made and as of the closing date of the merger, with the same effect as if made as of the closing date of the merger (other than those representations and warranties that by their terms speak as of the date of the merger agreement or some other date, the accuracy of which will be determined as of such date), except where the failure of such representations and warranties in the aggregate to be true and correct would not reasonably be expected to have an ASML material adverse effect (without giving effect to any materiality or material adverse effect qualifications contained in such representations and warranties, other than specific references to materiality in the representations and warranties regarding ASML’s SEC reports, ASML’s consolidated financial position, ASML’s disclosure controls and the information provided by ASML for inclusion in the proxy statement/prospectus);

•

the representations and warranties of ASML related to capitalization and authority must be true and correct in all material respects both when made and as of the closing date of the merger, with the same effect as if made as of the closing date of the merger (other than those representations and warranties that by their terms speak as of the date of the merger agreement or some other date, the accuracy of which will be determined as of such date);

•

the performance and compliance by ASML, Holdco, Merger Sub and Merger Sub 2 in all material respects of their obligations to be performed or complied with on or prior to the closing date of the merger under the merger agreement;

•	the receipt by Cymer of a certificate executed by a senior executive officer of ASML certifying the satisfaction of the foregoing conditions;

•

since the date of the merger agreement, the absence of any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have an ASML material adverse effect.

The obligations of ASML, Holdco, Merger Sub and Merger Sub 2 are further subject to the satisfaction or waiver of the following additional conditions:

•

the representation and warranty of Cymer related to the absence of certain changes or events from December 31, 2011 to the date of the merger agreement that has had or would reasonably be expected to have a Cymer material adverse effect must be true and correct as of the date of the merger agreement and as of the closing date of the merger, with the same effect as if made as of the closing date of the merger;

•

the representations and warranties of Cymer (other than certain representations and warranties related to capitalization, authority, absence of certain changes or events, brokers and finders, and rights plans and takeover provisions) must be true and correct both when made and as of the closing date of the merger, with the same effect as if made as of the closing date of the merger (other than those representations and warranties that by their terms speak as of the date of the merger agreement or some other date, the accuracy of which will be determined as of such date), except where the failure of such representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a Cymer material adverse effect (without giving effect to any materiality or material adverse effect qualifications contained in such representations and warranties, other than specific references to materiality in certain representations and warranties regarding Cymer’s SEC reports, Cymer’s financial statements, off-balance sheet arrangements, Cymer’s disclosure controls, the information provided by Cymer for inclusion in the proxy statement/prospectus, property, and disputes with Cymer’s suppliers and customers);

•

the representations and warranties of Cymer related to capitalization, authority, brokers and finders, and rights plans and takeover provisions must be true and correct in all material respects both when made and as of the closing date of the merger, with the same effect as if made as of the closing date of the merger (other than those representations and warranties that by their terms speak as of the date of the merger agreement or some other date, the accuracy of which will be determined as of such date);

•	the performance and compliance by Cymer in all material respects of its obligations to be performed or complied with on or prior to the closing date of the merger under the merger agreement;

•	the receipt by ASML of a certificate executed by a senior executive officer of Cymer certifying the satisfaction of the foregoing conditions;

•

since the date of the merger agreement, the absence of any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Cymer material adverse effect; and

•

the absence of any pending action or proceeding by any governmental entity of competent jurisdiction challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the merger.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the Cymer stockholder approval, as follows:

•	by the mutual written consent of ASML and Cymer;

•

by either ASML or Cymer (provided that these rights to terminate the merger agreement will not be available to any party whose willful and material breach of the merger agreement was the proximate cause of such failure to consummate the merger) if:

•

any court or governmental entity issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order or other action shall have become final and non-appealable;

•	the Cymer stockholders fail to approve the merger agreement at the special meeting or any adjournment or postponement thereof; or

•

the merger is not consummated on or before the termination date of July 16, 2013, provided that, subject to certain conditions, this termination date may be extended to October 16, 2013 by either Cymer or ASML by written notice to the other party;

•	by ASML if:

•

Cymer has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to the consummation of the merger and (ii) is incapable of being cured by Cymer by the termination date or, if capable of being cured, is not cured by Cymer by the earlier of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from ASML and (B) the termination date; provided, however, that ASML will not have the right to terminate the merger agreement under these conditions if ASML is then in breach of its representations, covenants or agreements such that certain conditions to the consummation of the merger are incapable of being satisfied by the termination date;

•	the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal;

•	Cymer fails to include the Cymer Board’s recommendation to Cymer stockholders to approve the merger agreement in this proxy statement/prospectus; or

•	the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with an intervening event;

•	by Cymer if:

•

prior to the effective time of the merger, ASML, Holdco, Merger Sub or Merger Sub 2 has breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to consummation of the merger set forth in the merger agreement and (ii) is incapable of being cured by ASML, Holdco, Merger Sub or Merger Sub 2 by the termination date or, if capable of being cured, is not cured by ASML, Holdco, Merger Sub or Merger Sub 2 by the earlier of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from Cymer and (B) the termination date; provided, however, that Cymer will not have this right to terminate the merger agreement if it is then in breach of its representations, covenants or agreements such that certain conditions to consummation of the merger are incapable of being satisfied by the termination date; or

•

prior to the special meeting, the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal or an intervening event.

Expenses and Termination Fees

All costs and expenses incurred by the parties in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party that has incurred such costs and expenses, whether or not the merger is consummated. However, Cymer must pay ASML a termination fee of $75,000,000 if:

•	the merger agreement is terminated by ASML because:

•	the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal;

•	Cymer fails to include the Cymer Board’s recommendation to Cymer stockholders to approve the merger agreement in this proxy statement/prospectus;

•	the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with an intervening event;

•

Cymer has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions to consummation of the merger set forth in the merger agreement and (ii) is incapable of being cured by the termination date or, if capable of being cured, is not cured by the earlier of (A) 30 calendar days following receipt of written notice of such breach or failure to perform from ASML and (B) the termination date, if (1) Cymer’s breach that gave rise to such right of termination was willful and (2) prior to the willful breach giving rise to such termination any proposal or offer for an acquisition proposal made after the date of the merger agreement has been publicly announced or otherwise disclosed to Cymer and not in good faith withdrawn and within 12 months after the termination of the merger agreement Cymer enters into a definitive agreement with respect to any alternative transaction or consummates any alternative transaction;

•

the merger agreement is terminated by Cymer because the Cymer Board changes its recommendation to Cymer stockholders to approve the merger agreement in connection with a superior acquisition proposal or an intervening event; or

•	the merger agreement is terminated by ASML or Cymer because:

•

the Cymer stockholders fail to approve the merger agreement at the special meeting or any adjournment or postponement thereof, if prior to the special meeting any proposal or offer for an acquisition proposal made after the date of the merger agreement has been publicly announced or otherwise publicly disclosed and not in good faith withdrawn, the Cymer Board does not change its recommendation to Cymer stockholders to approve the merger agreement and within 12 months after the termination of the merger agreement Cymer enters into a definitive agreement with respect to any alternative transaction or consummates any alternative transaction; or

•

the merger is not consummated on or before July 16, 2013 (or any date to which the termination date is extended, but not later than October 16, 2013), if (i) prior to such termination, any proposal or offer for an acquisition proposal made after the date of the merger agreement has been publicly announced or otherwise disclosed and not in good faith withdrawn, (ii) prior to such termination Cymer has not held the special meeting, (iii) at the time of such termination, all conditions to consummation of the merger (other than approval of the merger agreement by the Cymer stockholders) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to such conditions remaining capable of satisfaction) and (iv) within 12 months after the termination of the merger agreement Cymer enters into a definitive agreement with respect to any alternative transaction or consummates any alternative transaction.

Modification or Amendment; Waiver of Conditions

At any time prior to the consummation of the merger, any provision of the merger agreement may, subject to Nevada law, be amended or modified by written agreement signed by Cymer and ASML. However, after the Cymer stockholders have approved the merger agreement at the special meeting, no amendment to the merger agreement which by law requires further Cymer stockholder approval may be made without the approval of the Cymer stockholders.

The merger agreement also provides that any conditions to each of the parties’ obligations to complete the merger may be waived by such party in whole or in part to the extent permitted by law.

Third-Party Beneficiaries

The merger agreement generally is not intended to confer upon any person other than Cymer, ASML, Holdco, Merger Sub and Merger Sub 2 any benefit or remedy, other than the right of Cymer prior to the effective time of the merger to pursue equitable remedies or damages (including the benefit of the bargain lost by Cymer stockholders), rights to indemnification and insurance described above, the right of the Cymer stockholders to cause the second step merger to occur and certain other exceptions.

Specific Performance

Cymer and ASML have agreed that the parties to the merger agreement will be entitled to an injunction or injunctions to prevent breaches of the merger agreement by the other parties and to enforce specifically the terms and provisions of the merger agreement in the courts of the State of New York and the federal courts of the United States of America for the Southern District of New York.

PROPOSAL 2—AUTHORITY TO ADJOURN THE SPECIAL MEETING

The Adjournment Proposal

If at the special meeting, the Cymer Board determines it is necessary or appropriate to adjourn the special meeting, Cymer intends to move to adjourn the special meeting. For example, the Cymer Board may make such a determination if the number of shares of Cymer common stock represented and voting in favor of the proposal to approve the merger agreement at the special meeting is insufficient to approve that proposal under the NRS, in order to enable the Cymer Board to solicit additional votes in respect of such proposal. If the Cymer Board determines that it is necessary or appropriate, it will ask Cymer stockholders to vote only upon the proposal to adjourn the special meeting, and not the proposal to approve the merger agreement.

In this proposal, Cymer stockholders are asked to authorize the holder of any proxy solicited by the Cymer Board to vote in favor of the proposal to adjourn the special meeting to another time and place. If the Cymer stockholders approve the proposal to adjourn the special meeting, Cymer could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional votes, including the solicitation of votes from Cymer stockholders that have previously voted. Among other things, approval of the proposal to adjourn the special meeting could mean that, even if proxies representing a sufficient number of votes against the proposal to approve the merger agreement were received to defeat that proposal, the special meeting could be adjourned without a vote on the proposal to approve the merger agreement and Cymer could seek to convince the holders of those shares of Cymer common stock to change their votes to votes in favor of the proposal to approve the merger agreement.

Board of Directors Recommendation

THE CYMER BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING.

PROPOSAL 3—ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR CYMER’S NAMED EXECUTIVE OFFICERS

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Cymer that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to Cymer’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of Cymer stockholders, as described in this section.

Pursuant to the merger agreement, each unvested option to purchase Cymer common stock will be assumed by ASML and converted into an option to purchase a number of ASML ordinary shares equal to the number of shares of Cymer common stock subject to such option multiplied by the Stock Award Exchange Ratio, and the exercise price for each ASML ordinary share underlying such option will be equal to the exercise price per share of Cymer common stock subject to such Cymer stock option divided by the Stock Award Exchange Ratio. Each unvested restricted stock unit of Cymer will be assumed by ASML and converted into a number of ASML restricted stock units equal to the product of (i) the number of shares of Cymer common stock underlying such restricted stock unit multiplied by (ii) the Stock Award Exchange Ratio.

Each of Cymer’s named executive officers, other than Mr. Bondur, is also entitled to certain “double-trigger” severance payments and benefits upon a termination of their employment by Cymer or ASML without “cause” or if they resign from their employment for “good reason” within 18 months after the merger or if they resign for any reason during the 30-day period beginning one year after the merger, as described in the section titled “The Merger—Interests of Certain Persons in the Merger.” These severance payments and benefits are conditioned on the named executive officer executing a waiver and release of claims in favor of Cymer.

Assuming that the merger was completed and the employment of each of the named executive officers was terminated without cause (or resigned with good reason) on March 1, 2013 and based on compensation levels and equity holdings as of December 31, 2012, each named executive officer would receive approximately the amounts set forth in the table below, based on a price of $51.95 per ASML ordinary share, which is the average closing market price of ASML ordinary shares over the first five business days following the October 17, 2012 public announcement of the merger agreement. This equates to $79.75 per share of Cymer common stock based on the 1.1502 exchange ratio plus the $20.00 cash consideration. The amounts set forth below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and do not reflect certain compensation actions that may occur before closing of the merger (such as any grant of stock options and restricted stock units in 2013). As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other ($)(4)	Total ($)
Robert P. Akins	3,104,999	9,582,681	17,113	342,570	13,047,363
Paul B. Bowman	1,056,439	2,832,561	27,710	148,526	4,065,236
Edward J. Brown, Jr.	2,283,435	5,018,668	52,546	265,533	7,620,182
Karen K. McGinnis	425,056	1,393,574	26,273	66,950	1,911,853
Thomas J. Bondur	—	—	—	114,330	114,330

(1)	Includes the continuation of monthly base salary as well as monthly payments equivalent to 1/36 of the aggregate bonus payments for the prior three years and a short term incentive plan bonus payment for the first two months of 2013.
(2)	Reflects the value of the unvested restricted stock units that would vest in full effective as of the date of the termination of employment under the terms of the executives’ employment agreements (the amounts reported assume that 2012 performance-based restricted stock units pay out at a 138% level for revenue/net income and a 150% level for market share performance, which are the projected amounts based on actual performance through September 30, 2012). In addition, the amount reflects that Ms. McGinnis has $181,613 in unvested stock options that would vest upon her termination of employment.
(3)	Includes continuation of premium payments under COBRA assuming the election of continuing health, dental and vision insurance benefits for the executive officer and his or her qualified beneficiaries for the maximum applicable period.
(4)	Represents payments under Cymer’s short term incentive plan equal to 50% of each named executive officer’s 2012 target incentive, as contemplated by the merger agreement.

Merger-Related Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Cymer is seeking stockholder approval of a non-binding advisory proposal to approve the compensation of Cymer’s named executive officers that is based on or otherwise relates to the merger as disclosed above in this section. The non-binding advisory proposal gives Cymer stockholders the opportunity to express their views on the merger-related compensation of Cymer’s named executive officers.

Accordingly, Cymer is requesting stockholders to adopt the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Cymer’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Advisory Vote on Merger-Related Compensation for Cymer’s Named Executive Officers—Golden Parachute Compensation,” are hereby APPROVED.”

Vote Required and Cymer Board Recommendation

The vote on this non-binding, advisory proposal is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote not to approve this non-binding, advisory proposal on merger-related executive compensation and vote to approve the merger agreement and vice versa. Because the vote is advisory in nature, it will not be binding on Cymer, regardless of whether the merger agreement is approved. Approval of the non-binding advisory proposal with respect to the compensation that may be received by Cymer’s executive officers in connection with the merger is not a condition to closing of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement. Because the merger-related executive compensation to be paid in connection with the merger is almost entirely based on contractual arrangements with the named executives, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger agreement is approved (subject only to the contractual conditions applicable thereto) and the merger is completed.

The advisory vote on the compensation that may be received by Cymer’s named executive officers in connection with the merger will be approved if a majority of the votes cast on such proposal vote “FOR” such proposal.

Board of Directors Recommendation

THE CYMER BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE NON-BINDING ADVISORY PROPOSAL TO APPROVE CERTAIN COMPENSATION FOR CYMER’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

IMPORTANT INFORMATION ABOUT THE COMPANIES

Description of Cymer, Inc.

Cymer, together with its wholly owned subsidiaries, is engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry. Cymer sells replacement parts and support directly to chipmaker customers as well as to its lithography tool manufacturer customers. Cymer’s display products operating segment develops, integrates, markets, and supports silicon crystallization tools used in the manufacture of low temperature poly-silicon liquid crystal displays and organic light emitting diode displays.

Cymer manufactures its products primarily at its San Diego headquarters, and it also conducts refurbishment manufacturing activities for replacement parts at its subsidiary located in South Korea. Cymer sells its products to customers primarily in Europe, Japan, South Korea, Taiwan, the United States and other Asian countries. Cymer provides customer support from its San Diego headquarters, and from its field offices located throughout China, Japan, the Netherlands, Singapore, South Korea, Taiwan and the United States.

Cymer common stock is traded on NASDAQ under the symbol “CYMI.”

The principal executive offices of Cymer are located at 17075 Thornmint Court, San Diego, California 92127, and its telephone number is (858) 385-7300.

For additional information on Cymer, see Cymer’s Annual Report, filed on Form 10-K, Quarterly Reports filed on Form 10-Q and Current Reports filed on Form 8-K, including those incorporated by reference into this proxy statement/prospectus.

Description of ASML US Inc.

Holdco is a Delaware corporation and an indirect wholly owned subsidiary of ASML. Holdco was incorporated as ALMA Holding, Inc. on September 28, 2000 and changed its name to ASML Holding US, Inc. on October 1, 2001 and then to ASML US, Inc. on November 19, 2002. On December 31, 2002, ASM Lithography, Inc. and ASML US, LLC merged with and into Holdco, with Holdco surviving the merger.

The principal executive offices of Holdco are located at 8555 South River Parkway, Tempe, Arizona, 85284, and its telephone number is 1 (480) 383 4005.

Description of Kona Acquisition Company, Inc.

Merger Sub was incorporated on October 12, 2012 under the laws of the state of Nevada. Merger Sub is a wholly owned subsidiary of Holdco that was formed solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than incidental to its formation in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Merger Sub does not beneficially own any shares of Cymer common stock.

The principal executive offices of Merger Sub are located at De Run 6501, 5504 DR Veldhoven, The Netherlands, and its telephone number is +31 40 268 3000. Merger Sub’s registered agent in Nevada is Lionel Sawyer & Collins, Ltd., located at 50 West Liberty Street, Suite 1100, Reno, Nevada 89501.

Description of Kona Technologies, LLC

Merger Sub 2 was formed on October 12, 2012, as a limited liability company under the laws of the state of Nevada. Merger Sub 2 is a wholly owned subsidiary of Holdco that was formed solely for the purpose of effecting the second step merger. Merger Sub 2 has not conducted any business operations other than incidental to its formation in connection with the transactions contemplated by the merger agreement. As of the date of this proxy statement/prospectus, Merger Sub 2 does not beneficially own any shares of Cymer common stock.

The principal executive offices of Merger Sub 2 are located at De Run 6501, 5504 DR Veldhoven, The Netherlands, and its telephone number is +31 40 268 3000. Merger Sub 2’s registered agent in Nevada is Lionel Sawyer & Collins, Ltd., located at 50 West Liberty Street, Suite 1100, Reno, Nevada 89501.

Description of ASML

ASML is one of the world’s leading providers (measured in revenues) of lithography equipment that is critical to the production of ICs. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. ASML is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML operates in 16 countries through over 55 sales and service locations.

ASML is a holding company that operates through its subsidiaries.

ASML ordinary shares are listed on NASDAQ and Euronext Amsterdam under the symbol “ASML.”

For additional information on ASML, see ASML’s Annual Report on Form 20-F filed with the SEC on February 14, 2012 and its Reports on Form 6-K furnished with the SEC, including those incorporated by reference to this proxy statement/prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Cymer common stock as of December 31, 2012 by: (i) each director of Cymer; (ii) each named executive officers of Cymer; (iii) all of Cymer’s executive officers and directors as a group; and (iv) all those known by Cymer to be beneficial owners of more than 5% of the outstanding shares of Cymer common stock.

Beneficial Owner	Beneficial Ownership(1) Number of Shares and Nature of Ownership(2)	Percent of Total
5% Stockholders
Capital World Investors	3,216,495	10.3%
333 South Hope Street
Los Angeles, CA 90071
Tinicum Lantern II L.L.C.	2,125,203	6.8%
800 Third Avenue, 40th Floor
New York, NY 10022
The Vanguard Group, Inc.	1,748,534	5.6%
100 Vanguard Blvd
Malvem, PA 19355
Officers and Directors
Charles J. Abbe	39,260	*
Robert P. Akins.	296,199	*
Edward H. Braun	14,502	*
Michael R. Gaulke	37,568	*
William G. Oldham	13,502	*
Eric M. Ruttenberg(3)	2,133,586	6.8%
Peter J. Simone	20,702	*
Young K. Sohn	35,935	*
Jon D. Tompkins	11,524	*
Paul B. Bowman	70,439	*
Edward J. Brown, Jr.	380,038	1.2%
Karen K. McGinnis	19,498	*
Thomas J. Bondur	20,025	*
All executive officers and directors as a group (13 persons)	3,092,778	9.6%

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Forms 13F and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 31,369,689 shares outstanding on December 31, 2012, adjusted as required by rules promulgated by the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such option for computing the percentage of ownership of such person but are not treated as outstanding for computing the percentage of any other person. The information shown does not include options, RSUs or PRSUs that vest more than 60 days after the Table Date.

(2)

Includes the following number of shares issuable upon exercise of options exercisable as of, or that will have become exercisable within 60 days of December 31, 2012 and shares subject to RSU and PRSU awards that will be issued within 60 days of December 31, 2012: Mr. Abbe, 16,366 shares; Mr. Akins,

199,670 shares; Mr. Braun, 5,166 shares; Mr. Gaulke, 19,566 shares; Dr. Oldham, 5,166 shares; Mr. Ruttenberg, 1,966 shares, Mr. Simone, 12,366 shares; Mr. Sohn, 14,766 shares; Mr. Tompkins, 2,566 shares; Mr. Bowman, 44,896 shares; Mr. Brown, 346,455 shares; Ms. McGinnis 14,847 shares; Mr. Bondur, 16,725 shares and all executive officers and directors as a group, 700,521 shares.

(3)	Mr. Ruttenberg disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

COMPARISON OF RIGHTS OF ASML SHAREHOLDERS AND CYMER STOCKHOLDERS

This section of the proxy statement/prospectus describes the material differences between the rights of holders of ASML ordinary shares and shares of Cymer common stock with respect to those shares. The differences between the rights of these respective holders result from the differences among Dutch and Nevada law and the respective governing documents of ASML and Cymer.

This section does not include a complete description of all differences between the rights of holders of ASML ordinary shares and Cymer common stock, nor does it include a complete description of the specific rights of these respective holders. Furthermore, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences do not exist.

On November 24, 2012, ASML executed the synthetic share buyback, which involved five consecutive changes to the articles of association. The information below describes the provisions of the articles of association as amended pursuant to such changes. Please refer to ASML’s Report on Form 6-K furnished with the SEC on July 24, 2012 for further information.

You are urged to read carefully the relevant provisions of the Dutch Civil Code (referred to as the DCC), the Dutch Financial Supervision Act, articles of association, the NRS, and the articles of incorporation and bylaws of Cymer. Copies of the articles of association and the articles of incorporation and bylaws of Cymer are filed as exhibits to the reports of ASML and Cymer incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	ASML HOLDING N.V.	CYMER, INC.
Authorized Capital/Outstanding Capital Stock

As of the date of this proxy statement/prospectus, ASML’s authorized share capital amounts to 126,000,000 euro and consists of 699,999,000 ASML ordinary shares, 9,000 ASML ordinary shares B and 700,000,000 cumulative preference shares. The ASML ordinary shares and the cumulative preference shares both have a par value of EUR 0.09. The ASML ordinary shares B have a par value of EUR 0.01.

On September 12, 2012, ASML issued 62,977,877 ASML ordinary shares to Stichting Administratiekantoor MAKTSJAB and 12,595,575 ASML ordinary shares to Stichting Administratiekantoor Samsung and on October 31, 2012, ASML issued 20,992,625 ASML ordinary shares to Stichting Administratiekantoor TSMC in its customer co-investment program.

Each ASML ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands or in the New York share register can hold fractional shares. Persons who hold ASML ordinary shares through Euroclear Nederland or DTC cannot hold fractional shares.

As a consequence of the most recent changes in the articles of association, adopted at the extraordinary General Meeting held on September 7, 2012, the 9,000 ASML ordinary shares B with a nominal value of EUR 0.01 were reintroduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B (or such multiple thereof). Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cymer’s authorized capital consists of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Cymer has one class of common stock outstanding, par value $0.001 per share. Holders of Cymer capital stock are entitled to all the rights and obligations provided to capital stockholders under the NRS and Cymer’s articles of incorporation and bylaws (each as amended and restated and in effect on the date of this proxy statement/prospectus).

	ASML HOLDING N.V.	CYMER, INC.

As a consequence of the changes in the articles of association adopted at the General Meeting held on April 20, 2011, the nominal value of the cumulative preference shares was increased from EUR 0.02 to EUR 0.09. Furthermore the number of cumulative preference shares in the authorized capital was decreased from 3,150,005,000 to 700,000,000.

As of December 31, 2012, 407,205,077 ASML ordinary shares are outstanding, no ordinary shares B are outstanding and no cumulative preference shares are outstanding.

Voting Rights	At the General Meeting, the number of votes that may be cast by a shareholder shall equal the multiple of EUR 0.01 included in the aggregate nominal amount of such holder’s shares. Each ASML ordinary share confers the right to cast nine votes at the General Meeting. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cymer stockholders are entitled to one vote per share on all matters to be voted on by stockholders. No stockholder has the right of cumulative voting.

The board of directors may fix and determine whether any series of preferred stock has voting rights.

Cymer’s bylaws provide that, unless the articles of incorporation, the bylaws, the NRS or other applicable law provide for a different proportion, action by the stockholders entitled to vote on a matter, other than the election of directors, is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action (unless voting by classes or series is required for any action of the stockholders by the NRS, the articles of incorporation or the bylaws, in which case the number of votes cast in favor of the action by the voting power of each such class or series must exceed the number of votes cast in opposition to the action by the voting power of each such class or series).

Under Nevada law, a plan of merger must be approved by a majority of the voting power of Cymer stockholders.

	ASML HOLDING N.V.	CYMER, INC.
Dividends

Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the General Meeting with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on ASML’s potential future liquidity requirements, including for investments in production capacity, the funding of ASML’s research and development programs and for acquisition opportunities that may arise from time to time, and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect any particular year in the future.

If preference shares are outstanding, any distributable profits shall first be distributed on those shares before distribution of any remaining distributable profits to the other shareholders.

The Board of Management, may, to the extent permitted under the applicable provisions of the DCC and with the prior approval of the Supervisory Board, distribute interim dividends before the annual accounts for the relevant financial years have been adopted. Interim dividends may also be distributed on a class of shares.

The right to receive cash dividends and distributions will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

If a dividend is declared, ASML will set a record date when the shareholder must be registered as shareholder to receive the dividend. Once the record date is set, the ex-dividend date can be determined (referred to as the Ex-Dividend Date). The dividend will appear in ASML’s books as of the Ex-Dividend Date. The dividend will be paid out on the payment date.

Under Nevada law, Cymer stockholders share in an equal amount per share in any dividend declared by the board of directors, subject to any superior rights to dividends of any Cymer preferred stock outstanding.

	ASML HOLDING N.V.	CYMER, INC.
Appraisal / Dissenters’ Rights

Pursuant to section 2:92a of the DCC, a shareholder who, for his own account, contributes at least 95% of the issued share capital of a Dutch public limited liability company may institute proceedings against that company’s minority shareholders jointly for the transfer of their shares to the claimant. Group companies who together contribute at least such percentage of the issued share capital may also institute such proceedings. The proceedings are held before the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam, referred to as the Enterprise Chamber). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he shall also publish this information in a daily newspaper with national circulation.

Section 2:359c of the DCC provides that the offeror under a public offer is also entitled to start a squeeze out procedure if, following the public offer, the offeror contributes at least 95% of the issued share capital and represents at least 95% of the total voting rights of the target company. A squeeze out procedure may also be started by group companies who together contribute and represent at least such percentage of the issued share capital and voting rights. The claim of a takeover squeeze out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the public offer. If there are different classes of shares, the

Under Nevada law, there is no right of dissent with respect to a plan of merger, conversion or exchange with respect to stockholders of any class or series which is traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares, unless; (i) the articles of the corporation issuing the shares provide otherwise or (ii) the stockholders are required to accept in exchange for their shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, which is traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares at the time the corporate action becomes effective.

Cymer’s articles of incorporation do not provide for dissenters’ rights.

	ASML HOLDING N.V.	CYMER, INC.

claim may only be instituted with regard to the class of shares of which the offeror, alone or jointly with group companies, holds at least 95% of the issued share capital and represents 95% of the voting rights. The Enterprise Chamber may grant the claim for squeeze out in relation to all relevant minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price shall be considered a reasonable price if the offer was a mandatory offer or if 90% or more of the shares to which the offer relates have been acquired by way of a voluntary offer.

Section 2:359d of the DCC entitles those minority shareholders that have not previously tendered their shares under an offer, to transfer their shares to the offeror, provided that the offeror, alone or together with group companies, has acquired at least 95% of the share capital and represents at least 95% of the total voting rights. If there are different classes of shares, which is the case for ASML, the claim may only be instituted with regard to the class of shares of which the offeror alone or jointly with group companies holds at least 95% of the issued share capital and represents 95% of the voting rights. With regard to price, the same procedure as for takeover squeeze out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.

Preemptive Rights	Holders of ASML ordinary shares have a pre-emptive right of subscription, in proportion to the aggregate nominal amount of the ASML ordinary shares held by them, to any issuance of ASML ordinary shares for cash, which right may be restricted or excluded. Holders of

Under Nevada law, the stockholders of a corporation organized on or after October 1, 1991, do not have a preemptive right to acquire the corporation’s unissued shares except to the extent the articles of incorporation so provide. Cymer was organized on July 12, 1996.

	ASML HOLDING N.V.	CYMER, INC.
	ASML ordinary shares have no pro rata pre-emptive right of subscription to any ASML ordinary shares issued for consideration other than cash or ASML ordinary shares issued to employees of ASML, ASML preference shares or ASML ordinary shares issued to persons exercising a previously-granted right to subscribe for ordinary shares. Holders of ASML preference shares (if any) do not have pre-emptive rights. If authorized by the General Meeting (either by means of a resolution or by an amendment to the articles of association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the pre-emptive rights of holders of ASML ordinary shares. At ASML’s extraordinary General Meeting held on September 7, 2012, the Board of Management was authorized through October 25, 2013, subject to approval of the Supervisory Board, to restrict or exclude pre-emptive rights of holders of ASML ordinary shares up to a maximum of five percent of ASML’s issued share capital on April 25, 2012 and an additional five percent of such issued share capital on the occasion of mergers, acquisitions and / or (strategic) alliances.	Cymer’s articles of incorporation do not provide for preemptive rights.

Amendments to Articles of Association or Articles of Incorporation

The General Meeting can resolve to amend the articles of association. A proposed amendment requires the approval of the Supervisory Board.

A resolution to amend the articles of association is adopted at a General Meeting at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the articles of association is proposed by the Board of Management, the resolution will

Under Nevada law, unless the articles of incorporation provide otherwise, a proposed amendment to the articles of incorporation must be approved by stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power.

Cymer’s articles of incorporation do not require a greater vote.

	ASML HOLDING N.V.	CYMER, INC.
be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting.

The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at the office of ASML and at a banking institution designated in the convocation to the general meeting of shareholders, as from the date of said convocation until the close of that meeting. Furthermore, ASML must consult Euronext Amsterdam and communicate the draft amendment to the Netherlands Authority for the Financial Markets, before the amendment is proposed to its shareholders.

The above requirements applicable to the amendment of the articles of association, as set forth in the articles of association, are more stringent than the minimum approval requirements under Netherlands law (which only requires approval by the General Meeting in addition to the approval of the Supervisory Board of a proposal from the Board of Management to amend the articles of association).

Amendments to Bylaws or Other Governing Documents	ASML does not have bylaws. The rules of procedure of the Board of Management may be amended by the Board of Management, subject to approval of the Supervisory Board. The rules of procedure of the Supervisory Board may be amended by the Supervisory Board.

Cymer’s bylaws, regardless of whether made by the stockholders or by the Cymer Board, may be amended, added to, or repealed by the stockholders, at any meeting of the stockholders, provided notice of the proposed change is given in the notice of meeting, or notice thereof is waived in writing.

Subject to those bylaws, if any, adopted by the Cymer stockholders, the Cymer Board may amend, add to, or repeal Cymer’s bylaws.

Number of Directors	Newly adopted Dutch legislation taking effect on January 1, 2013, will require a Dutch public limited liability company which qualifies as a large company within the meaning of section 2:397(1) of the DCC, to pursue a policy of having at least 30% of the seats on the executive board be	Cymer’s bylaws provide that the number of directors will be fixed by the Cymer Board from time to time. There are currently nine directors serving on the Cymer Board.

	ASML HOLDING N.V.	CYMER, INC.

held by men and at least 30% of the seats on the executive board be held by women to the extent these seats are held by natural persons. Based on ASML’s assets and turnover, this rule will apply to ASML. Pursuant to this new legislation, ASML will be required to take this allocation of seats into account in connection with the (nomination for the) appointment of members of the Board of Management. In addition, if ASML does not comply with the gender diversity rules, it must explain in its annual report (1) why the seats are not allocated in accordance with this ratio, (2) how ASML has attempted to achieve a well-balanced allocation, and (3) how ASML aims to achieve a well-balanced allocation in the future. These rules are subject to a sunset provision of four years after their effectiveness.

The Board of Management currently consists of five members, the minimum pursuant to the articles of association being two members.

The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board determines the number of Supervisory Board members required for the performance of its functions.

Election of Directors

Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML’s Selection and Nomination Committee and upon notification to the General Meeting. Members of the Board of Management appointed after the amendment of the articles of association in 2004 are appointed for a period of four years, after which reappointment is possible.

Because ASML is subject to the ‘structure regime’ (‘structuurregime’), members of the Supervisory Board are appointed by the General Meeting based on nominations proposed by the Supervisory Board. The Supervisory Board informs the General Meeting and the works council of ASML Netherlands B.V. (referred to as

Cymer’s bylaws provide that directors are elected by a plurality of the votes cast by the shares entitled to vote for the election of directors at a meeting at which a quorum is present.

	ASML HOLDING N.V.	CYMER, INC.
the Works Council) about upcoming resignations by rotation at the General Meeting in the year preceding the actual resignation(s) by rotation to ensure that the General Meeting and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

Removal of Directors

The Supervisory Board may suspend and dismiss members of the Board of Management, but only after consulting the General Meeting.

The General Meeting may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such case, the Enterprise Chamber shall appoint one or more Supervisory Board members at the request of the Board of Management.

Under Nevada law and Cymer’s bylaws, any director or one or more of the incumbent directors may be removed from office, with or without cause, by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. Under Nevada law, the required voting power to remove directors may be increased, but may not be reduced.

Vacancies on the Board of Directors	The Supervisory Board informs the General Meeting and the Works Council about upcoming resignations in the Supervisory Board by rotation at the General Meeting in the year preceding the actual resignation(s) by rotation to ensure	Cymer’s bylaws provide that vacancies in the Cymer Board may be filled by a majority of the remaining directors, even though less than a quorum. Vacancies in the Cymer Board may also be filled by the Cymer stockholders at a meeting

	ASML HOLDING N.V.	CYMER, INC.
	that the General Meeting and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.	called for that purpose. A director elected to fill a vacancy is elected for the unexpired term of his or her predecessor.

Action by Written Consent	Dutch law provides that resolutions of shareholders outside a general meeting are possible if provided in the articles of association, however resolutions of shareholders outside a general meeting are not possible if depositary receipts for shares have been issued with the consent of the company. ASML’s articles of association do not provide for resolutions of shareholders outside a general meeting.	Cymer’s bylaws provide that no action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by the written consent of stockholders.

Annual Shareholder Meetings	A General Meeting is held at least once a year, and shall be held within six months after the end of the financial year. The General Meeting takes place in Veldhoven, Eindhoven, Amsterdam or The Hague, the Netherlands, at the option of the Board of Management.	Cymer’s bylaws provide that annual meetings of the Cymer stockholders shall be held on such date and at such time as may be designated from time to time by the Cymer Board.

Advance Notice Requirements for Shareholder Nominations and Other Proposals	Shareholders representing at least 1 percent of ASML’s outstanding share capital or representing a share value of at least Euro 50,000,000 are entitled to place agenda items on the agenda of the	Cymer’s bylaws provide that a stockholder wishing to nominate a director to the Cymer Board or raise another proposal at an annual meeting of stockholders must notify Cymer in writing

	ASML HOLDING N.V.	CYMER, INC.
	General Meeting at the latest 60 days before the date of the General Meeting, taking into consideration the statutory provisions in relation thereto.	between 90 and 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the first anniversary of the preceding year’s annual meeting, for notice by the stockholder to be timely, such stockholder’s written notice must be received by Cymer’s corporate secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

Notice of Shareholder Meeting; Record Date	The convocation of the General Meeting shall be given in such manner as shall be authorized by law. The statutory notice period for a General Meeting is currently set at 42 days before the day of the General Meeting.

Cymer’s bylaws provide that written notice of each Cymer stockholder meeting must be given to each Cymer stockholder entitled to vote not less than 10 nor more than 60 days before the date of the meeting.

Cymer’s bylaws provide that the Cymer Board may fix a day not less than 10 nor more than 60 days before the date of a meeting as of which Cymer stockholders entitled to notice of and to vote at such meeting must be determined.

Special Meeting of Stockholders

Extraordinary general meetings of shareholders are held as often as is deemed necessary by the Board of Management or the Supervisory Board, and must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital makes a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

Cymer’s bylaws provide that special meetings of the Cymer stockholders may be called at any time by the chief executive officer of Cymer or by a majority of the Cymer Board.

	ASML HOLDING N.V.	CYMER, INC.

Separate meetings of holders of ASML ordinary shares are held whenever a resolution of the meeting of holders of ASML ordinary shares is necessary pursuant to the provisions of law and the articles of association.

Extraordinary meetings of holders of preference shares are held (i) as often as the Board of Management considers necessary, (ii) whenever a resolution of the meeting of holders of preference shares is necessary pursuant to the provisions of law and the articles of association and (iii) if holders of preference shares representing at least two-fifths or the issued preference share capital make a written request to the Board of Management, specifying in detail the business to be dealt with.

Quorum	ASML does not follow NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In accordance with Dutch law and Dutch generally accepted business practice, the articles of association do not provide for any quorum requirements generally applicable to General Meetings. Under Dutch law and the articles of association, there are special majority and/or quorum requirements in relation to certain specific resolutions. To the extent that Dutch law or the articles of association do not provide otherwise, resolutions of the General Meeting will be adopted by a simple majority of the votes cast, without a quorum being required.	Cymer’s bylaws provide that the majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at any Cymer stockholder meeting.

Limitation of Personal Liability of Directors	N/A	Cymer’s articles of incorporation eliminate the personal liability of Cymer directors to the fullest extent permitted by the NRS. There is no limitation on liability for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or for the payment of distributions to Cymer stockholders in violation of the NRS.

Indemnification of Directors and Officers	Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured	Cymer’s bylaws require Cymer to indemnify directors and officers if the director or officer (i) did not breach his

	ASML HOLDING N.V.	CYMER, INC.
under ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for wide coverage, the directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of ASML, provided that such claim is not attributable to willful misconduct or intentional recklessness of such officer or director.

or her fiduciary duties to Cymer in a manner involving intentional misconduct, fraud or a knowing violation of law or (ii) acted in good faith and in a manner he or she believed to be in or not opposed to the best interests of Cymer and, in the case of any criminal proceedings, he or she had no reasonable cause to believe his or her conduct was unlawful.

The Company is required to advance expenses as they are incurred upon receipt of an undertaking to repay such amounts if it is ultimately determined that indemnification was proper.

Certain Business Combination Restrictions	The Board of Management shall require the approval of the Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the identity or nature of the company or the enterprise, including in any event of a transfer of the enterprise or practically the entire enterprise to a third party.	Cymer is subject to NRS Sections 78.411 to 78.444, which restrict certain business combinations between Cymer and an interested stockholder (beneficial ownership of 10% of more of the voting power of Cymer’s outstanding stock) for two years after the stockholder becomes an interested stockholder. The restrictions do not apply if the Cymer Board approved the combination before such stockholder became an interested stockholder, the Cymer Board approved the transaction that caused the stockholder to become an interested stockholder before the stockholder became an interested stockholder, or the combination is approved by the affirmative vote of a majority of the outstanding voting stock of Cymer not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder at a meeting called for that purpose no earlier than two years after the person became an interested stockholder. Although Cymer may elect to exclude itself from the restrictions imposed by Sections 78.411 to 78.444 of the NRS by providing so in its articles of incorporation, its articles of incorporation do not currently do so and any such exclusionary amendment to the articles of incorporation would, under Nevada law, not be effective for 18 months after approval by the company’s stockholders and would not apply to any combination with any person who first became an

	ASML HOLDING N.V.	CYMER, INC.
interested stockholder on or before the effective date of the amendment.

Rights of Inspection	The articles of association and Dutch law do not provide for rights of inspection for shareholders.

Under Nevada law, any person who has been a Cymer stockholder of record for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least five percent of all of Cymer’s outstanding shares, upon at least five days’ written demand is entitled to inspect in person or by agent or attorney, during usual business hours, the articles of incorporation, bylaws and stock ledger of Cymer.

Under Nevada law, any person who has been a Cymer stockholder of record and owns not less than 15 percent of all of Cymer’s issued and outstanding shares or has been authorized in writing by the holders of at least 15 percent of all of Cymer’s issued and outstanding shares, upon at least five days’ written demand, is entitled to inspect in person or by agent or attorney, during normal business hours, the books of account and all financial records of Cymer, to make copies of records, and to conduct an audit of such records.

Shareholder Suits	Pursuant to section 2:345 of the DCC, shareholders (or holders of depositary receipts) meeting certain thresholds and certain other stakeholders of a company can initiate inquiry proceedings with the Enterprise Chamber. Plaintiffs may request an inquiry into the policy of the company and the conduct of its business. The court will only order an inquiry if a plaintiff can demonstrate that well founded reasons exist to doubt the soundness of the policies of the company and/or the conduct of its business, in a way that may amount to “mismanagement” (wanbeleid). The proceedings may only be initiated after the plaintiff has given the managing board of the company advance written notice of his objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the alleged issues.	Under Nevada law, a Cymer stockholder may bring a derivative action on behalf of Cymer only if the stockholder was a Cymer stockholder at the time of the transaction in question or the stockholder acquired Cymer stock thereafter by operation of law.

	ASML HOLDING N.V.	CYMER, INC.
Conflict of Interest Transactions

If a member of the Board of Management, acting in his personal capacity, enters into an agreement with ASML, or if he, acting in his personal capacity, conducts any litigation against ASML, ASML may be represented in that matter by one of the other members of the Board of Management, or by a member of the Supervisory Board designated by the Supervisory Board, unless the General Meeting designates a person for that purpose or unless the law provides otherwise for such designation. Such a person may also be the member of the Board of Management in respect with whom the conflict of interest exists. If a member of the Board of Management has a conflict of interest with ASML other than as referred to in the first sentence of this paragraph, he shall have the power to represent ASML, as each of the other members of the Board of Management, in accordance with the rule that ASML shall be represented by the Board of Management or by two members of the Board of Management acting jointly.

Newly adopted Dutch legislation taking effect on January 1, 2013 does not contain restrictions on the powers of members of the executive board (including a one tier board) of a Dutch public limited liability company or a Dutch private limited liability company to represent such company in case of a conflict of interest, but provides that a member of the executive board may not participate in the adoption of resolutions (including deliberations in respect thereof) if he or she has a direct or indirect personal conflict of interest with the company. This rule will apply to ASML. Pursuant to this new legislation, if no resolution can be adopted by the Board of Management as a consequence thereof, the applicable resolution will be adopted by the Supervisory Board, unless the articles of association provide otherwise. In addition, if a member of the Board of Management does not comply with the provisions on

Under Nevada law, a contract or transaction in which a director or officer of Cymer is financially interested is not void or voidable if (i) the interest is known to the Cymer Board or a committee thereof, and the Cymer Board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose, without counting the vote or votes of the interested director, (ii) the interest is known to the Cymer stockholders, and the Cymer stockholders approve or ratify the contract or transaction in good faith by the holders of a majority of the voting power of Cymer (including shares held by the interested director or officer), (iii) the interest is not known to the director or officer at the time the transaction is brought before the Cymer Board for action, or (iv) the contract or transaction is fair to Cymer at the time it is authorized or approved. Common or interested directors may be counted to determine a quorum and if the votes of the common or interested directors are not counted at the meeting, then a majority of disinterested directors may authorize, approve or ratify a contract or transaction.

	ASML HOLDING N.V.	CYMER, INC.

conflicts of interest, the applicable resolution is subject to nullification (vernietigbaar) and this member may be held liable to ASML.

Conflict of interest procedures are incorporated in the rules of procedure of the Supervisory Board and address the principle and the best practice provisions of the Dutch Corporate Governance Code with respect to conflicts of interest.

Similar to the rules for the Board of Management described above, newly adopted Dutch legislation taking effect on January 1, 2013 provides that a member of the supervisory board (including a one tier board) of a Dutch public limited liability company or a Dutch private limited liability company may not participate in the adoption of resolutions (including deliberations in respect thereof) if he or she has a direct or indirect personal conflict of interest with the company. This rule will apply to ASML. Pursuant to this new legislation, if no resolution can be taken as a consequence thereof, the applicable resolution will be adopted by the General Meeting, unless the articles of association provide otherwise. If a member of the Supervisory Board does not comply with the provisions on conflicts of interest, the applicable resolution is subject to nullification (vernietigbaar) and this member may be held liable to ASML.

Control Share Acquisitions	N/A

Cymer is subject to NRS Sections 78.378 to 78.3793, which limit the acquisition of a controlling interest in a Nevada corporation with 200 or more stockholders of record, at least 100 of whom have Nevada addresses, and that does business in Nevada directly or indirectly through an affiliated corporation. Under these sections of the NRS, an acquiring person who acquires a controlling interest in an issuing corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority

ASML HOLDING N.V.	CYMER, INC.

vote of the disinterested stockholders of the issuing corporation at a special or annual meeting of the stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares.

Under the NRS, a “controlling interest” means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of the voting power of the issuing corporation in the election of directors. Outstanding voting shares of an issuing corporation that an acquiring person (i) acquires or offers to acquire in an acquisition and (ii) acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person are referred to as “control shares.”

The control share provisions of the NRS do not apply if the corporation opts out of such provisions in the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person. The Cymer Board has adopted an amendment to Cymer’s bylaws, which will become effectively immediately prior to the consummation of the merger, opting out of these provisions of the NRS only with respect to ASML, Holdco, Merger Sub 2 and Merger Sub.

	ASML HOLDING N.V.	CYMER, INC.
Reporting by Foreign Private Issuers

ASML is a foreign private issuer as defined under the Exchange Act. In respect of financial reporting, ASML, as a foreign private issuer, is required to file an annual report on Form 20-F within four months after the end of its fiscal year. Furthermore, ASML is required to submit a report on Form 6-K whenever ASML makes publicly available certain information pursuant to law, regulation or under the rules of Euronext Amsterdam, or otherwise makes such information available to its shareholders.

As a foreign private issuer, ASML is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, but rather ASML is permitted to prepare and deliver proxy solicitation materials to its shareholder in accordance with Dutch law.

The short-swing profit sections of the Exchange Act that require insider transactions to be reported within several days of a transaction and makes insiders liable for short-swing profits do not apply to covered persons of a foreign private issuer. Therefore, shareholders may not have the protection or the knowledge generated about such transactions as that afforded to shareholders of a public company organized in the United States. Notwithstanding the inapplicability of the short-swing profit rules, persons owning greater than 5% of the outstanding shares, which may include insiders, will still have to report their holdings and changes in their holdings on Schedule 13(d) of the Exchange Act.

Listing of ASML Stock	ASML ordinary shares are traded on Euronext Amsterdam and NASDAQ under the symbol “ASML.”

FUTURE CYMER STOCKHOLDER PROPOSALS

Cymer does not intend to hold an annual meeting of Cymer stockholders in 2013, and will hold its 2013 annual meeting only if the merger is not completed.

For a stockholder proposal to be considered for inclusion in Cymer’s proxy statement for Cymer’s 2013 annual meeting of stockholders, your proposal must be received in writing by the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127, no later than December 12, 2012. Cymer stockholders wishing to submit proposals or director nominations that are not to be included in Cymer’s proxy materials for that annual meeting of stockholders must do so no earlier than January 22, 2013 and no later than February 21, 2013.

You are advised to review Cymer’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Cymer’s bylaws are available on its website at http://www.cymer.com under Investors—Corporate Governance.

LEGAL MATTERS

Cymer is being represented by Sullivan & Cromwell LLP with respect to certain U.S. federal income tax matters. Cymer is being represented by Stibbe N.V. with respect to certain legal matters as to the laws of the Netherlands.

ASML is being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities laws and certain U.S. federal income tax matters. ASML is being represented by De Brauw Blackstone Westbroek N.V. with respect to certain legal matters as to the laws of the Netherlands and certain Dutch tax matters. ASML is being represented by Lionel Sawyer & Collins, Ltd. with respect to certain legal matters as to Nevada State law.

EXPERTS

ASML’s consolidated financial statements as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011, incorporated in this proxy statement/prospectus by reference and the effectiveness of ASML’s internal control over financial reporting have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this proxy statement/prospectus. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of valuation and qualifying accounts of Cymer and its subsidiaries as of December 31, 2011 and December 31, 2010, and for each of the years in the three-year period ended December 31, 2011 and Cymer management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Each of Cymer and ASML file annual reports with and furnish other reports and information to the SEC. You may read and copy any document Cymer or ASML files with or furnishes to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these reports, as well as proxy and information statements and other information that Cymer or ASML file with or furnish to the SEC, at the Internet website maintained by the SEC, at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link. Please visit this website or call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. Reports and other information concerning the business of Cymer and ASML may also be inspected at the offices of NASDAQ at One Liberty Plaza, 165 Broadway, New York, New York 10006.

ASML has filed a registration statement on Form F-4, including the exhibits and annexes thereto, with the SEC under the Securities Act, to register the ASML ordinary shares that Cymer stockholders will receive in connection with the merger. This proxy statement/prospectus is a part of that registration statement as well as a proxy statement with respect to the special meeting. ASML may also file amendments to the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the registration statement on Form F-4 and the exhibits and schedules filed with the registration statement as they contain important information about Cymer and ASML and the ASML ordinary shares.

Each of Cymer and ASML undertake to provide without charge to Cymer stockholders, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement/prospectus, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates.

Requests for copies of the filings of Cymer and ASML should be directed to:

Cymer	ASML

Investor Relations, Natalie Badillo: +1 858 385 6097	Tempe (AZ), United States: Craig DeYoung: +1 480 383 4005
17075 Thornmint Court	8555 South River Parkway
San Diego, California 92127	Tempe, Arizona 85284

Or	Wilton (CT), United States: Pete Convertito: +1 203 919 1714
Morrow & Co., LLC	77 Danbury Road
470 West Avenue, 3rd Floor	Wilton, CT 06897
Stamford, CT 06902
Stockholders, please call: +1 877 780 4190 Banks and brokerage firms, please call: +1 203 658 9400	Veldhoven, Netherlands: Franki D’Hoore: +31 40 268.6494 De Run 6501 5504 DR, Veldhoven The Netherlands

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows ASML and Cymer to “incorporate by reference” certain information filed with or furnished to the SEC, which means that ASML and Cymer can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus. With respect to this proxy statement/prospectus, information that ASML and Cymer later file with or furnish to the SEC and that is incorporated by reference will automatically update and supersede information in this proxy statement/prospectus and information previously incorporated by reference into this proxy statement/prospectus.

Each document incorporated by reference into this proxy statement/prospectus is current only as of the date of such document, and the incorporation by reference of such document is not intended to create any implication that there has been no change in the affairs of ASML and Cymer since the date of the relevant document or that the information contained in such document is current as of any time subsequent to its date. Any statement contained in such incorporated documents is deemed to be modified or superseded for the purpose of this proxy statement/prospectus to the extent that a subsequent statement contained in another document that is incorporated by reference into this proxy statement/prospectus at a later date modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below, which ASML and Cymer have previously filed with or furnished to the SEC. These documents contain important information about ASML and its business, financial condition and results of operation.

ASML Filings and Reports (SEC File Number: 001-33463)

•	ASML’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on February 14, 2012;

•	Exhibit 99.1 and Exhibit 99.3 of ASML’s Report on Form 6-K furnished to the SEC on April 18, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on April 26, 2012;

•	Exhibit 99.1 of ASML’s Report on Form 6-K furnished to the SEC on July 10, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on July 11, 2012;

•	Exhibit 99.1 and Exhibit 99.3 of ASML’s Report on Form 6-K furnished to the SEC on July 18, 2012

•	ASML’s Report on Form 6-K furnished to the SEC on July 24, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on August 6, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on August 28, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on September 7, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on September 13, 2012;

•	Exhibit 99.1 of ASML’s Report on Form 6-K furnished to the SEC on October 17, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on October 17, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on October 31, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on November 14, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on November 21, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on December 10, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on December 14, 2012;

•	ASML’s Report on Form 6-K furnished to the SEC on December 17, 2012; and

•

Description of ASML ordinary shares set forth on ASML’s Registration Statement filed on Form 8-A, including any amendment or report filed for the purpose of updating any such description (including the amendment filed with the SEC on May 20, 2011).

Cymer Filings (SEC File Number: 000-21321)

•	Cymer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 16, 2012;

•	Cymer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on April 27, 2012;

•	Cymer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on July 27, 2012;

•	Cymer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on October 26, 2012;

•	Cymer’s Current Reports on Form 8-K filed with the SEC on March 5, 2012, May 25, 2012, August 21, 2012, October 17, 2012 and December 14, 2012.

In addition, all annual reports on Form 20-F that ASML files with the SEC and certain reports on Form 6-K that ASML furnishes to the SEC indicating, to the extent designated therein, that they are so incorporated by reference into this proxy statement/prospectus, in each case after the date of this proxy statement/prospectus and prior to the date of the special meeting, will also be incorporated by reference into this proxy statement/prospectus. Any information contained in, or incorporated by reference into, this proxy statement/prospectus prior to the filing with, or furnishing to, the SEC of any such report after the date of this proxy statement/prospectus shall be deemed to be modified or superseded to the extent that the disclosure in such report modifies or supersedes such information.

In addition, all documents filed by Cymer under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting will also be incorporated by reference into this proxy statement/prospectus, other than the portions of such documents not deemed to be filed.

You may obtain copies of these documents in the manner described under “Where You Can Find More Information.”

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS.

THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY 3, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ASML HOLDING N.V.,

KONA ACQUISITION COMPANY, INC.,

and

CYMER, INC.

and,

solely for the purposes set forth herein,

ASML US INC.

and

KONA TECHNOLOGIES, LLC

dated as of October 16, 2012

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 16, 2012 (this “Agreement”), is entered into by and among (i) ASML Holding N.V., a Netherlands public limited liability company (naamloze vennootschap) (“Parent”), (ii) solely for purposes of Article II, Article IV, Article VI and Article X, ASML US Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Holdco”), and Kona Technologies, LLC, a Nevada limited liability company and a wholly owned Subsidiary of Holdco (“Merger Sub 2”), (iii) Kona Acquisition Company, Inc. a Nevada corporation and a wholly owned Subsidiary of Holdco (“Merger Sub”), and (iv) Cymer, Inc., a Nevada corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.1.

RECITALS

WHEREAS, Parent, Holdco and Merger Sub intend that (a) Merger Sub be merged with and into the Company (the “Merger”), (b) immediately after the Merger, Parent, Holdco and Merger Sub 2 intend that the Company be merged with and into Merger Sub 2 (the “Subsequent Merger” and together with the Merger, the “Mergers”) and (c) the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder;

WHEREAS, each of the Supervisory Board of Parent and the Board of Management of Parent, the Board of Directors of each of Holdco and Merger Sub and the sole member of Merger Sub 2 have adopted this Agreement and the transactions contemplated hereby, including the Mergers (as defined in Section 2.1);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company and its stockholders, (b) adopted this Agreement and the transactions contemplated hereby in accordance with the Nevada Revised Statutes (the “NRS”), and (c) in accordance with the terms and subject to the conditions set forth herein, resolved to recommend that the stockholders of the Company approve this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement and in connection with the transactions contemplated hereby, certain employees of the Company have entered to letter agreements with Parent relating to their continued employment following the Closing (the “Letter Agreements”); and

WHEREAS, Parent, Holdco, Merger Sub, Merger Sub 2 and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Holdco, Merger Sub, Merger Sub 2 and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) As used herein:

An “Affiliate” of, or a Person “affiliated” with, a specific Person is a Person that directly, or indirectly through one (1) or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

“Board Recommendation Change” means either of the following, as the context may indicate: (i) any withholding, withdrawal, amendment, qualification or modification by the Company Board (or any committee of the Company Board (a “Committee”)) (or public proposal to do so) in a manner adverse to Parent or Merger Sub, of the Company Board Recommendation or (ii) the Company, the Company Board or a Committee approving, recommending, endorsing, resolving or publicly proposing to approve, recommend or endorse an Acquisition Proposal or recommending against the approval of the Agreement.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York or Amsterdam, The Netherlands or Governmental Entities in the State of Nevada are authorized or required by Law to close.

“CFIUS Approval” means that any of the following shall have occurred: (1) the 30-day review period under Exon-Florio commencing on the date that the filing of a notice accepted by CFIUS shall have expired and parties shall have received written notice from CFIUS that such review has been concluded and that either the transactions contemplated hereby do not constitute a “covered transaction” under Exon-Florio or there are no unresolved national security concerns, or (2) an investigation shall have been commenced after such 30-day review period and CFIUS shall have determined to conclude all deliberative action under Exon-Florio without sending a report to the President of the United States, and parties shall have received written notice from CFIUS that either the transactions contemplated hereby do not constitute a “covered transaction” under Exon-Florio or there are no unresolved national security concerns, and all action under Exon-Florio is concluded with respect to the transactions contemplated hereby, or (3) CFIUS shall have sent a report to the President of the United States requesting the President’s decision and either (A) the period under Exon-Florio during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (B) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Investment Program” means Parent’s customer co-investment program announced on July 9, 2012, in which certain customers of Parent will contribute funds up to EUR 1.38 billion over the next five (5) years to accelerate the development of 450-millimeter wafer platform and the next generation of EUV systems and acquire depositary receipts for Parent Ordinary Shares.

“Company Board Recommendation” means the recommendation by the Company Board to the stockholders of the Company to vote in favor of the approval of this Agreement at the Stockholders Meeting.

“Company Common Stock” means the common stock, par value $.001 per share, of the Company.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent in connection with this Agreement.

“Company Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole

(provided, that none of the following, in and of itself or themselves, shall constitute a Company Material Adverse Effect: (A) effects resulting from changes in the economy or securities, credit, financial or capital markets generally in the United States or other countries in which the Company and its Subsidiaries conduct material operations; (B) effects resulting from worsening of geopolitical conditions in the United States or any other country in which the Company and its Subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which the Company and its Subsidiaries conduct material operations; (C) effects resulting from changes that are the result of factors generally affecting the industry in which the Company and its Subsidiaries operate; (D) effects resulting from changes in GAAP; (E) effects resulting from (i) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenue or earnings, or (ii) any change, in and of itself, in the market value or trading volume of shares of Company Common Stock for any period ending on or after the date of this Agreement; provided, further, that the exception in this clause (E) shall not prevent or otherwise affect any change, state of facts, circumstance, occurrence, event or development underlying such failure or change from being taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; (F) changes in Law; (G) effects resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby, including the effect on employees, customers, suppliers or other business partners to the extent related to the identity of Parent; (H) any action required to be taken or not taken with the consent of Parent or pursuant to or in accordance with this Agreement; and (I) reductions in (i) the level of purchases by Parent or any of its Subsidiaries of products and services of the Company or its Subsidiaries, except in circumstances where such reductions are attributable to a failure by the Company or its Subsidiaries to provide products and services in a manner and level of quality consistent with past practices (to the extent that such failure materially adversely affects such products and services) or a breach under Contracts between or among the parties or their respective Subsidiaries, and (ii) the research and development support provided by Parent or any of its Subsidiaries to the Company or any of its Subsidiaries, except in circumstances where such reductions are attributable to a breach of Contract, on the part of the Company or any of its Subsidiaries; provided, further, that, with respect to clauses (A), (B), (C), (D) and (F), effects resulting from any change, state of facts, circumstance, occurrence, event or development that has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the industry in which the Company and its Subsidiaries operate may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

“Company Owned IP” means all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications (including Internet domain names) and material unregistered Trademarks and (iii) Copyright registrations and applications and material unregistered Copyrights, in each case owned by the Company or any of its Subsidiaries in any jurisdiction in the world as of the date hereof.

“Company Owned Technology” means Technology owned by the Company or any of its Subsidiaries.

“Company Permitted Liens” means (i) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (ii) Liens imposed by applicable Law for (A) taxes not yet due and payable or (B) taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which, in each case, adequate reserves, in accordance with GAAP, have been established, (iii) Liens disclosed in the Company Reports, (iv) Liens arising under or in connection with building and zoning laws, codes, ordinances, and state and federal regulations governing the use of land, (v) Liens that constitute non-exclusive licenses to Intellectual Property or Technology entered in the ordinary course of business, and (vi) any Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

“Company Used Technology” means Technology currently used by the Company or any of its Subsidiaries.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Employee Benefit Plan” means each deferred compensation, incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any ERISA Affiliate or to which the Company or an ERISA Affiliate is party, for the benefit of any employee or former employee of the Company or any Subsidiary.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code.

“Euronext” means Euronext Amsterdam N.V., the company operating the Euronext Amsterdam Stock Exchange or any successor thereof.

“EUV” means extreme ultraviolet.

“EUV Technologies” any EUV light source technologies, systems or components.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Foreign Merger Control Laws” means the Competition Laws in the following countries that relate to merger control: Germany, Israel, Japan, South Korea, and Taiwan.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental entity including any U.S. federal, state or local, or foreign government, or any legislature, or governmental subdivision, department, agency, regulatory or administrative body, board, commission, court, tribunal or other instrumentality.

“Intellectual Property” means all intellectual property rights of any kind or nature, including all (i) trademarks, service marks, brand names, certification marks, logos, trade dress, trade names and corporate names, Internet domain names, designs, slogans, other indications of origin and general intangibles of like nature, including all goodwill, common law rights, registrations and applications related to the foregoing (“Trademarks”), (ii) copyrights and mask works, including, without limitation, all registrations and applications related to the foregoing (“Copyrights”), (iii) patents, patent applications and industrial designs, including all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing (“Patents”), and (iv) trade secrets.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of such person’s direct reports, of the individuals listed on Section 1.1 of the Company Disclosure Letter.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry of such person’s direct reports, of the individuals listed on Section 1.1 of the Parent Disclosure Letter.

“Liens” means any liens, statutory liens, pledges, mortgages, security interests, charges, easements, rights of way, covenants, restrictions, rights, conditional sale or other title retention agreements, encumbrances, claims and options of any nature.

“NASDAQ” means the Nasdaq Global Select Market.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with this Agreement.

“Parent Material Adverse Effect” means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries taken as a whole (provided, that none of the following, in and of itself or themselves, shall constitute a Parent Material Adverse Effect: (A) effects resulting from changes in the economy or securities, credit, financial or capital markets generally in the United States or other countries in which Parent and its Subsidiaries conduct material operations; (B) effects resulting from worsening of geopolitical conditions in the United States or any other country in which Parent and its Subsidiaries conduct material operations or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country in which Parent and its Subsidiaries conduct material operations; (C) effects resulting from changes that are the result of factors generally affecting the industry in which Parent and its Subsidiaries operate; (D) effects resulting from changes in GAAP or International Financial Reporting Standards; (E) effects resulting from (i) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions of revenue or earnings, or (ii) any change, in and of itself, in the market value or trading volume of Parent Ordinary Shares for any period ending on or after the date of this Agreement; provided, further, that the exception in this clause (E) shall not prevent or otherwise affect any change, state of facts, circumstance, occurrence, event or development underlying such failure or change from being taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; (F) changes in Law; (G) effects resulting from the announcement or pendency of this Agreement or the transactions contemplated hereby, including the effect on employees, customers, suppliers or other business partners to the extent related to the identity of the Company; and (H) any action required to be taken or not taken with the consent of the Company or pursuant to and in accordance with this Agreement; provided, further, that, with respect to clauses (A), (B), (C), (D) and (F), effects resulting from any change, state of facts, circumstance, occurrence, event or development that has had or would reasonably be expected to have a disproportionate adverse effect on Parent and its Subsidiaries compared to other companies operating in the industry in which Parent and its Subsidiaries operate may be considered for purposes of determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur).

“Parent Ordinary Shares” means the ordinary shares, nominal value EUR 0.09 per share, of Parent.

“Parent Synthetic Buyback” means the synthetic share buy-back in connection with the Co-Investment Program, as described and conducted in all material respects in accordance with Section 3.2 of the Parent Shareholders’ Circular filed as Exhibit 99.2 to the Form 6-K filed by Parent with the SEC on July 24, 2012 (the “Circular”), which will result in a return of capital to shareholders who do not participate in the Co-Investment Program in an amount approximately equal to the proceeds from the share issuances to the Co-Investment Program participants, followed by a reverse share-split.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and all documentation, including user manuals and training materials for any of the foregoing.

“Subsidiary” means, with respect to any party, any Person of which (i) such party or any Subsidiary of such party owns more than fifty percent (50%) of the outstanding equity or voting securities or interests of such Person, or (ii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such Person.

“Tax” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

“Taxing Authority” means any federal, state, local, or foreign government authority responsible for the assessment, determination, collection or imposition of any Tax (including the U.S. Internal Revenue Service).

“Tax Return” means any and all returns, reports or similar filings (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Technology” means, collectively, (i) all designs, formulas, algorithms, procedures, processes, techniques, ideas, know-how, Software, Internet websites and web content, tools, inventions (whether patentable or unpatentable, or covered by industrial designs, and whether or not reduced to practice), invention disclosures, creations, models, methodologies and other similar items, (ii) all recordings, graphs, drawings, reports, analyses, other writings and any other tangible embodiment of the foregoing, in any form or media, whether or not specifically listed herein and (iii) all related technology and documentation with respect to any of the foregoing.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Acquisition Proposal	7.3(a)
Affiliate	1.1(a)
Agreement	Preamble
Alternative Transaction	9.5(b)(v)
Anti-Bribery Laws	5.15(b)(i)
Anti-takeover Laws	5.22
Articles of Merger	2.4
Board Recommendation Change	1.1(a)
Burdensome Condition	7.5(d)
Business Day	1.1(a)
Cash Consideration	4.1(a)(v)
CFIUS	7.5(a)
CFIUS Approval	1.1(a)
Change in Control Employees	7.10(a)
Circular	1.1(a)
Closing	2.3
Closing Date	2.3
Code	1.1(a)
Co-Investment Program	1.1(a)
Committee	1.1(a)
Company	Preamble
Company Articles	5.1
Company Board	Recitals
Company Board Recommendation	1.1(a)

Company Bylaws	5.1
Company Capital Stock	5.2(a)
Company Common Stock	1.1(a)
Company Contracts	5.16(a)
Company Disclosure Letter	1.1(a)
Company Financial Statements	5.5(b)
Company Material Adverse Effect	1.1(a)
Company Option	4.3(a)
Company Owned IP	1.1(a)
Company Owned Technology	1.1(a)
Company Permits	5.15(a)
Company Permitted Liens	1.1(a)
Company Preferred Stock	5.2(a)
Company Real Property	5.13(a)
Company Real Property Leases	5.13(b)
Company Registered IP	5.14(a)
Company Reports	5.5(a)
Company RSU	4.3(b)
Company Stockholder Approval	5.3
Company Technology	1.1(a)
Competition Laws	1.1(a)
Confidentiality Agreement	10.2
Continuation Period	7.10(a)
Continuing Employees	7.10(a)
Contract	5.16(a)(i)
Conversion Ratio	4.1(a)(v)
Copyrights	1.1(a)
Divestiture Assets	7.5(d)
Dutch Compensation Amount	4.1(a)(v)
Effective Time	2.4
Employee Benefit Plan	1.1(a)
Environmental Claim	5.12(c)
Environmental Laws	5.12(a)
ERISA	1.1(a)
ERISA Affiliate	1.1(a)
ESPP	4.3(c)
Euronext	1.1(a)
EUV	1.1(a)
EUV Technologies	1.1(a)
Exchange Act	1.1(a)
Exchange Agent	4.2(a)
Exchange Agent Agreement	4.2(a)
Excluded Shares	4.1(c)
Exon-Florio	7.5(a)
Export Control Laws	5.15(d)
Foreign Merger Control Laws	1.1(a)
Foreign Plan	5.10(i)
GAAP	1.1(a)
Governmental Entity	1.1(a)
Holdco	Preamble
HSR Act	5.4(a)(ii)
Indebtedness	7.1(n)
Indemnified Parties	7.9(b)

Intellectual Property	1.1(a)
Intervening Event	7.3(c)
Intervening Event Board Recommendation Change	7.3(c)
Knowledge of Parent	1.1(a)
Knowledge of the Company	1.1(a)
Law	5.15(a)
Letter of Transmittal	4.2(b)
Liens	1.1(a)
Materials of Environmental Concern	5.12(a)
Merger	Recitals
Merger Consideration	4.1(a)(i)
Merger Sub	Preamble
Merger Sub 2	Preamble
Merger Sub Capital Stock	6.2(g)
Mergers	Recitals
NASDAQ	1.1(a)
NRS	Recitals
Open Source	5.14(e)
Order	5.15(a)
Parent	Preamble
Parent Articles	6.1
Parent Capital Stock	6.2(a)
Parent Disclosure Letter	1.1(a)
Parent Financial Statements	6.5(b)
Parent Material Adverse Effect	1.1(a)
Parent or Merger Sub Permits	6.9
Parent Ordinary Shares	1.1(a)
Parent Reports	6.5(a)
Parent Representatives	7.7(a)
Parent RSU	4.3(b)
Parent Stock Consideration	4.1(a)(v)
Parent Stock Option	4.3(a)
Parent Stock Price	4.1(b)
Parent Synthetic Buyback	1.1(a)
Patents	1.1(a)
Permits	5.4(a)(ii)
Person	1.1(a)
Proxy Statement	5.8(a)
Registration Statement	5.8(a)
Sarbanes-Oxley Act	1.1(a)
SEC	5.5(a)
Securities Act	1.1(a)
Software	1.1(a)
Stock Award Exchange Ratio	4.3(a)
Stockholders Meeting	5.8(a)
Subsequent Articles of Merger	2.4
Subsequent Merger	Recitals
Subsidiary	1.1(a)
Superior Acquisition Proposal	7.3(g)
Surviving Corporation	2.1
Surviving Corporation Capital Stock	4.1(d)
Surviving Entity	2.1
Surviving LLC	2.1

Tax	1.1(a)
Tax Return	1.1(a)
Taxing Authority	1.1(a)
Technology	1.1(a)
Termination Date	9.2
Third Party	7.3(a)
Trademarks	1.1(a)
Union Continuing Employees	7.10(a)
Voting Company Debt	5.2(c)
WARN	5.11(c)
Year-End Balance Sheet	5.5(g)

ARTICLE II

THE MERGERS

2.1 The Mergers.

(a) In accordance with the terms and subject to the conditions of this Agreement, at the Effective Time, the Company and Merger Sub shall consummate the Merger in which (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub thereupon shall cease and (iii) the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Nevada.

(b) Immediately after the Effective Time, in accordance with NRS 92A and 86, the Surviving Corporation and Merger Sub 2 shall consummate the Subsequent Merger in which (i) the Surviving Corporation shall be merged with and into Merger Sub 2, (ii) the separate corporate existence of the Surviving Corporation thereupon shall cease and (iii) Merger Sub 2 shall continue as the surviving company in the Subsequent Merger (the “Surviving LLC” and, together with the Surviving Corporation, the “Surviving Entity”).

2.2 Effects of the Mergers.

(a) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of NRS 92A. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation, all as provided in NRS 92A and other applicable Laws of the State of Nevada.

(b) At and after the effective time of the Subsequent Merger, the Subsequent Merger shall have the effects set forth in this Agreement, the Subsequent Articles of Merger and in the relevant provisions of NRS 92A and NRS 86. Without limiting the generality of the foregoing, at the effective time of the Subsequent Merger, all the properties, rights, privileges, powers, immunities and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving LLC, and all claims, obligations, liabilities, debts and duties of the Surviving Corporation and Merger Sub 2 shall become the claims, obligations, liabilities, debts and duties of the Surviving LLC, all as provided in NRS 92A and NRS 86 and other applicable Laws of the State of Nevada.

2.3 Closing. The closing of the Mergers (the “Closing”) shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036-6522, on the third Business Day following the date on which the last of the conditions set forth in Article VIII hereof shall be satisfied, or, to the extent not prohibited by Law, waived in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent not prohibited by Law, waiver of those conditions) or (b) at such other place, time and date as Parent and the Company may mutually agree in writing. The date on which the Closing takes place is referred to herein as the “Closing Date.”

2.4 Effective Time. In accordance with the terms and subject to the conditions set forth in this Agreement, as promptly as practicable on the Closing Date, the Company and Parent will cause articles of merger (the “Articles of Merger”) to be filed with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the relevant provisions of the NRS, and the parties hereto shall take such other and further actions as may be required by Law to make the Merger effective. The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Nevada, or at such later time as is specified in the Articles of Merger and as is agreed to by the Company and Parent in writing (the date and time that the Merger becomes effective being hereinafter referred to as the “Effective Time”). Immediately following the Effective Time, Parent and the Surviving Corporation shall cause articles of merger relating to the Subsequent Merger (the “Subsequent Articles of Merger”) to be filed with the Secretary of State of the State of Nevada in such form as required by, and executed in accordance with, the relevant provisions of the NRS, and the parties hereto shall take such other and further actions as may be required by Law to make the Subsequent Merger effective. The Subsequent Merger shall become effective upon the filing of the Subsequent Articles of Merger with the Secretary of State of the State of Nevada.

ARTICLE III

SURVIVING CORPORATION

3.1 Governing Documents Following the Mergers.

(a) At the Effective Time, the Amended and Restated Articles of Incorporation of the Company shall be amended and restated to read as the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Cymer, Inc.”, and as so amended and restated, shall be the Articles of Incorporation of the Surviving Corporation, until thereafter further amended in accordance with the NRS and the Articles of Incorporation. At the Effective Time, the Amended and Restated Bylaws of the Company shall be amended and restated to read as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Cymer, Inc.”, and as so amended and restated shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the NRS and the Articles of Incorporation of the Surviving Corporation and such Bylaws.

(b) Immediately after the effectiveness of the Subsequent Merger, the limited liability company agreement of Merger Sub 2 as in effect immediately prior to the Subsequent Merger shall be the limited liability company agreement of the Surviving LLC until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Surviving LLC shall be “Cymer, LLC”. Immediately after the effectiveness of the Subsequent Merger, the articles of organization of Merger Sub 2 as in effect immediately prior to the Subsequent Merger shall be the articles of organization of the Surviving LLC until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Surviving LLC shall be “Cymer, LLC.”

3.2 Directors; Managers. The Company shall use its reasonable best efforts to cause the removal or resignation of its existing directors, effective upon the Effective Time. Parent and the Surviving Corporation shall cause the managers of Merger Sub 2 to be the initial managers of the Surviving LLC until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the articles of organization and limited liability company agreement of the Surviving LLC.

3.3 Officers. The officers of the Company (other than such officers who Parent determines, as set forth in a written notice to the Company, shall not remain officers at the Surviving Corporation) immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Articles of Incorporation and such Bylaws of the Surviving Corporation. The officers of the Surviving Corporation shall be the initial officers of the Surviving LLC until their successor have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the articles of organization and limited liability company agreement of the Surviving LLC.

ARTICLE IV

MERGER CONSIDERATION; CONVERSION OR

CANCELLATION OF SHARES IN THE MERGER

4.1 Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger.

(a) Merger Consideration.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Holdco, Merger Sub, the Company, the Surviving Corporation or the holders of any shares of Company Capital Stock or the holders of any capital stock of Merger Sub, (A) each issued and outstanding share of Company Common Stock (other than Excluded Shares (as defined in Section 4.1(c)) shall, by virtue of the Merger, be converted into the right to receive under applicable Law and from Holdco, pursuant to Section 4.2, upon the surrender of the certificates evidencing the Company Common Stock (or evidence of shares in book entry form), (x) the Parent Stock Consideration, which Parent Stock Consideration shall, for purposes of the Laws of The Netherlands, be paid up by the holders of the shares of Company Common Stock as described in Section 4.1(a)(ii) below, and (y) the Cash Consideration (together, the “Merger Consideration”), without interest thereon, and such shares of Company Common Stock (or evidence of shares in book entry form) automatically shall be cancelled and extinguished, in accordance with Section 4.2 and (B) each holder of shares of Company Capital Stock (other than holders of Excluded Shares) shall be entitled to receive from Parent the Dutch Compensation Amount (as defined in clause (v) below) to be set off against the obligation to pay up the Parent Ordinary Shares as described in Section 4.1(a)(ii). Parent shall cause Holdco to take all applicable actions required under this Section 4.1(a)(i).

(ii) By virtue of the Merger and without any further action on the part of the holders of the shares of Company Common Stock, each such holder shall be deemed to have subscribed hereunder for the Parent Ordinary Shares to be issued to such holder in accordance with this Article IV. In accordance with the Laws of The Netherlands, each such holder, as a result of such deemed subscription, shall be obligated to pay up such Parent Ordinary Shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount (as defined below) to which such holder is entitled by virtue of the Merger. Such obligation shall be satisfied by each such holder, upon exchange of certificates (or evidence of shares in book entry form) in accordance with Section 4.2, by set off against its right to receive the Dutch Compensation Amount. In no event shall such obligation reduce the amount of Merger Consideration to which such holder is entitled hereunder.

(iii) Holdco’s obligation to deliver the Merger Consideration to holders of shares of Company Common Stock in accordance with the terms and subject to the conditions set forth in this Article IV, may be assigned, in whole or in part, to Parent or any of Parent’s Subsidiaries; provided, however, that no such assignment shall relieve Holdco of its obligations hereunder.

(iv) Notwithstanding the foregoing and subject to Section 7.1(c), if prior to the Effective Time the outstanding shares of Company Common Stock or Parent Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination or exchange of shares or other similar transaction, and, in each such case, the record date for such transaction is between the date of this Agreement and the Effective Time, then any number or amount contained herein that is based upon the number of shares of Company Common Stock or Parent

Ordinary Shares, as the case may be, will be adjusted as appropriate to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (A) any stock repurchase by Parent, (B) the reverse stock split and any other actions associated with the Parent Synthetic Buyback or any similar transaction, shall not require or result in any adjustment hereunder. As provided in Section 4.4, the right of any holder of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law.

(v) Definitions. For purposes hereof, the following terms have the following respective meanings:

“Cash Consideration” means an amount per share of Company Common Stock in cash equal to US $20.00.

“Conversion Ratio” shall equal 1.1502.

“Dutch Compensation Amount” equals the Euro par value amount required to satisfy the pay up obligation resulting from the deemed subscription by each holder of Company Common Stock (other than holders of Excluded Shares) of the amount of whole Parent Ordinary Shares to be issued to such holder in accordance with this Article IV.

“Parent Stock Consideration” means an amount of Parent Ordinary Shares equal to the Conversion Ratio.

(b) No Fractional Shares. No fractional Parent Ordinary Shares shall be issued in the Merger. In lieu thereof, each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Ordinary Shares shall be entitled to receive cash in an amount equal to the product obtained by multiplying (A) the average of the last reported sales prices of Parent Ordinary Shares, calculated to two (2) decimal places, as reported on NASDAQ, on each of the five (5) trading days ending on the third trading day immediately preceding the Closing Date (the “Parent Stock Price”) by (B) the fractional Parent Ordinary Shares to which such holder would otherwise be entitled. The Exchange Agent shall make available such amounts to such holders of Parent Ordinary Shares without interest, subject to and in accordance with Section 4.2.

(c) At the Effective Time, each share of Company Common Stock issued and outstanding and owned by Parent, Holdco, Merger Sub, Merger Sub 2 or any other wholly owned Subsidiary of Parent, or held in the treasury of the Company or owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall cease to be outstanding, and automatically shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(d) At the Effective Time, each share of Merger Sub Capital Stock outstanding immediately prior to the Effective Time shall be converted into a share of capital stock of the Surviving Corporation (the “Surviving Corporation Capital Stock”).

(e) Dissenting Shares. Pursuant to NRS 92A.390, no dissenter’s rights or rights of appraisal will apply in connection with the Merger.

(f) Conversion of Surviving Corporation Common Stock. At the effective time of the Subsequent Merger, and without any action on the part of Parent, Holdco, the Surviving Corporation, Merger Sub 2 or any holder of shares or other equity interests thereof, each share of Surviving Corporation Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into one limited liability company interest of the Surviving LLC and shall constitute the only limited liability company interests of the Surviving LLC. From and after the effective time of the Subsequent Merger, all certificates representing shares of Surviving Corporation Capital Stock shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving LLC into which they were converted in accordance with the immediately preceding sentence.

4.2 Exchange of Stock Certificates. Certificates (or evidence of shares in book entry form) for shares of Company Common Stock shall be exchanged for the Merger Consideration in accordance with the following procedures:

(a) Prior to the Closing, Parent shall appoint an agent reasonably acceptable to the Company to act as exchange agent under this Agreement (the “Exchange Agent”) and who shall serve pursuant to an agreement between Parent, Holdco and the Exchange Agent, the terms of and conditions of which are reasonably satisfactory to the Company (the “Exchange Agent Agreement”). Immediately prior to the Closing, Parent shall, or shall cause Holdco to, deliver to the Exchange Agent, in trust for the benefit of the holders of Company Common Stock an amount in cash equal to the Cash Consideration multiplied by the number of shares of Company Common Stock to be converted in the Merger plus any cash due in lieu of fractional shares pursuant to Section 4.1(b).

(b) As promptly as practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify, subject to the Company’s reasonable approval, together with instructions thereto. Upon (i) in the case of shares of Company Common Stock represented by a certificate, the surrender of such certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive (and the Exchange Agent shall deliver) (A) certificates (or electronic equivalents) representing the number of Parent Ordinary Shares into which such shares of Company Common Stock shall have been converted in the Merger, and (B) a bank check for an amount equal to the Cash Consideration multiplied by the number of shares of Company Common Stock to be converted plus any cash due in lieu of fractional shares pursuant to Section 4.1(b).

(c) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration shall be paid to the holder of any certificates (or electronic equivalents) for Company Common Stock not surrendered until such certificates (or electronic equivalents) for Company Common Stock are surrendered or transferred, as the case may be, as provided in this Section 4.2 Subject to the effect of applicable Laws, following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the Parent Ordinary Shares have been registered, (i) the amount of all dividends or other distributions, if any, with a record date on or after the Effective Time and previously paid or payable on the date of such surrender with respect to such surrendered securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(d) In no event shall the holder of any surrendered certificates (or evidence of shares in book entry form) be entitled to receive interest on any of the Cash Consideration to be received in the Merger.

(e) If any certificate (or electronic equivalents) for such Parent Ordinary Shares or check for the Cash Consideration is to be issued in the name of a Person other than the Person in whose name the certificates (or electronic equivalents) surrendered for exchange therefor are registered, it shall be a condition of the exchange that the certificates (or electronic equivalents) so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a Person other than the registered holder of the certificates (or electronic equivalents) surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(f) If, for any reason (including losses), the Exchange Agent shall not have sufficient funds or Parent Ordinary Shares to pay the amounts to which holders of Company Common Stock are entitled under this Article IV, Parent and the Surviving Entity shall take all steps necessary to promptly deposit with the Exchange Agent additional cash and Parent Ordinary Shares sufficient to make all payments required under this Article IV. Any funds deposited with the Exchange Agent (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article IV shall thereafter look only to Parent and the Surviving Entity for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article IV, in each case without any interest thereon.

(g) If any certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such amount as Parent or the Exchange Agent may reasonably direct, as indemnity against any claim that may be made against it with respect to such certificate, Parent shall direct the Exchange Agent to issue, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such certificate, as contemplated by this Article IV.

(h) None of the Company, Parent, Holdco, Merger Sub, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any Parent Ordinary Shares (or dividends or distributions with respect thereto) or cash deposited with the Exchange Agent, in each case, properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration, any cash in lieu of fractional Parent Ordinary Shares and any dividends or distributions remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Entity free and clear of any claims or interests of any Person previously entitled thereto.

(i) The Exchange Agent shall invest any of the funds deposited with the Exchange Agent as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investment shall become a part of the exchange fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. No investment of the funds shall relieve Parent, the Surviving Entity or the Exchange Agent from making the payments required by this Article IV, and following any net losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the applicable holders of any shares of Company Common Stock immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the funds. No investment of the funds shall have maturities that could prevent or delay payments to be made pursuant to this Agreement.

(j) Except for the right to surrender of the certificate(s) (or evidence of shares in book entry form) representing the Company Common Stock in exchange for the right to receive the Merger Consideration with respect to each share of Company Common Stock and any cash in lieu of fractional Parent Ordinary Shares, all shares of Company Common Stock shall no longer be outstanding and automatically shall be cancelled and shall cease to exist at the Effective Time and each holder of Company Common Stock shall cease to have any rights as a stockholder of the Company, and no transfer of Company Common Stock shall thereafter be made on the stock transfer books of the Surviving Corporation.

4.3 Stock Options; Restricted Stock Units.

(a) Except as set forth in Section 4.3(a) of the Company Disclosure Letter, at the Effective Time, each option to purchase shares of Company Common Stock granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time (a “Company Option”), whether or not vested or exercisable, (i) shall, to the extent vested and exercisable as of immediately prior to the Effective Time, be cancelled and the holder thereof shall be entitled to receive in respect thereof, a cash payment equal to the excess, if any, of (A) the sum of (1) the Cash Consideration and (2) the product of (x) the Parent Stock Price multiplied by (y) the Conversion Ratio, over (B) the per share exercise price of the Company Option or (ii) with respect to each other Company Option, shall be assumed by Parent and shall be converted into a stock option (a “Parent Stock Option”) to acquire Parent Ordinary Shares in accordance with this Section 4.3. Each Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time, except that each Parent Stock Option as so assumed and converted shall be for that number of whole Parent Ordinary Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to the related Company Option immediately prior to the Effective Time and (ii) the Stock Award Exchange Ratio, at an exercise price per Parent Ordinary Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock of such Company Option by (y) the Stock Award Exchange Ratio; provided, that the exercise price and the number of Parent Ordinary Share subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of (i) the Conversion Ratio and (ii) the quotient obtained by dividing (1) the Cash Consideration by (2) the Parent Stock Price.

(b) Except as set forth in Section 4.3(b) of the Company Disclosure Letter, at the Effective Time, each restricted stock unit award granted under any equity compensation plan or arrangement of the Company and outstanding immediately prior to the Effective Time (a “Company RSU”) that is not then vested shall be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU”) to acquire Parent Ordinary Shares in accordance with this Section 4.3. Each Parent RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSU immediately prior to the Effective Time, except that each Parent RSU as so assumed and converted shall be for that number Parent Ordinary Shares equal to the product of (i) the number of shares of Company Common Stock underlying the related Company RSU multiplied by (ii) the Stock Award Exchange Ratio.

(c) Immediately prior to the Closing, in the case of any outstanding purchase rights under the Company’s 1996 Employee Stock Purchase Plan, as amended (the “ESPP”), (i) the then-current purchase period under the ESPP shall end and each participant’s accumulated payroll deduction shall be used to purchase Company Common Stock in accordance with the terms of the ESPP, (ii) such Company Common Stock shall be treated the same as all other shares of Company Common Stock in accordance with Section 4.1(a) of this Agreement, and (iii) the ESPP shall terminate immediately after such purchases, and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the Company Common Stock shall be cancelled and of no further force or effect.

(d) Prior to the Effective Time, the Company shall take all necessary actions to effect the measures contemplated by this Section 4.3, including adoption of any plan amendments, obtaining Company Board approval and/or obtaining any consents. Not later than the Closing Date, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Ordinary Shares subject to such Parent Stock Options or Parent RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the related prospectus or prospectuses) for so long as such Parent Stock Options and Parent RSUs remain outstanding.

4.4 Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Entity, Holdco, Parent and their respective agents shall be entitled to deduct and withhold from the consideration or any other amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Tax Law. If the Exchange Agent, the Surviving Entity, Holdco, Parent or any of their respective agents, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Options or Company RSUs in respect of which the Exchange Agent, the Surviving Entity, Parent or the agent, as the case may be, made such deduction and withholding. The Exchange Agent, the Surviving Entity, Parent or any of their respective agents, as the case may be, shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

4.5 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent not prohibited under applicable Law) to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) resulting from the transactions contemplated by this Article IV by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly disclosed in (a) the Company Reports filed or furnished after December 31, 2011 and prior to the date hereof (excluding any disclosures set forth in any section of a Company Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature) without giving effect to any amendment to any such Company Reports filed on or after the date prior to the date hereof or (b) specifically numbered sections of the Company Disclosure Letter, referencing the representations and warranties in this Agreement to which it applies; provided, that (i) any facts, items or exceptions disclosed in any section of the Company Disclosure Letter shall be deemed to be disclosed on another section of the Company Disclosure Letter if the relevance of such fact, item or exception to such other section is reasonably apparent on its face whether or not included in a specifically numbered section referencing the representations or warranties to which it applies and (ii) any listing of any fact, item or exception in any section of the Company Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise, the Company represents and warrants to Parent, Holdco, Merger Sub and Merger Sub 2 as follows:

5.1 Corporate Organization and Qualification. Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation or organization and is qualified and, if applicable, in good standing as a foreign corporation, limited liability company or other legal entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Each of the Company and its Subsidiaries has all requisite corporate, limited liability company or other legal power and authority, and possesses all material Permits necessary, to own, lease or otherwise hold its properties and other assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse

Effect. The Company previously has made available to Parent complete and correct copies of the Company’s Second Amended and Restated Articles of Incorporation (as amended, the “Company Articles”) and Amended and Restated Bylaws (as amended, the “Company Bylaws”), and the equivalent organizational documents of each of the Company’s Subsidiaries.

5.2 Capitalization.

(a) The authorized capital stock of the Company (the “Company Capital Stock”) consists of 105,000,000 shares, 100,000,000 shares of which are designated as Company Common Stock, and 5,000,000 shares of which are designated as preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of October 15, 2012, 31,126,409 shares of Company Common Stock were issued and outstanding, and no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NRS, the Company Articles, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. No shares of Company Capital Stock are held in the treasury of the Company and no shares of Company Capital Stock are held by Subsidiaries of the Company.

(b) (i) As of October 14, 2012, 931,389 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options. Section 5.2(b)(i) of the Company Disclosure Letter lists, as of the close of business on October 14, 2012, all outstanding Company Options, the number of shares of Company Common Stock subject to each Company Option, the grant dates and exercise prices of each Company Option, the vesting schedule of each Company Option, and the names of the holders thereof.

(ii) As of October 14, 2012, 1,564,504 shares of Company Common Stock were reserved for issuance upon the settlement of outstanding Company RSUs. Section 5.2(b)(ii) of the Company Disclosure Letter lists, as of the close of business on October 14, 2012, all outstanding Company RSUs, the grant dates of each award of Company RSUs, the vesting schedule of each award of Company RSUs, and the names of the holders thereof.

(iii) As of October 14, 2012, 1,350,472 shares of Company Common Stock were available for issuance pursuant to additional grants of Company Options and Company RSUs under the Company’s equity compensation plans and arrangements.

(iv) As of October 14, 2012, 233,031 shares of Company Common Stock were available for issuance under the ESPP.

(c) Except as set forth above, there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which the Company or any of its Subsidiaries is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Company Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Company Capital Stock or any shares of the capital stock of any of its Subsidiaries. All outstanding shares of Company Common Stock, Company Options and Company RSUs have been issued in compliance, in all material respects, with any applicable federal or state securities Laws. There are no bonds, debentures, notes or other indebtedness or debt securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or such Subsidiary may vote (“Voting Company Debt”). Except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Common Stock. There are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, equity interests or other voting securities of the Company or any of its Subsidiaries.

(d) All outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are owned by the Company or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Liens, except for Company Permitted Liens.

(e) Section 5.2(e) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Subsidiary of the Company or any of its Subsidiaries and the record ownership of all issued and outstanding shares thereof, and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

(f) Section 5.2(f) of the Company Disclosure Letter sets forth (i) a complete and accurate list of each Person, other than a Subsidiary of the Company, in which the Company or the Company’s Subsidiaries own any equity interest, and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

5.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than (i) the approval of this Agreement and the Merger by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of Company Common Stock in accordance with the NRS and the Company Articles (the “Company Stockholder Approval”), and (ii) the filing with the Secretary of State of the State of Nevada of the Articles of Merger and the Subsequent Articles of Merger as required by the NRS. This Agreement has been duly and validly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). As of the date hereof, the Company Board unanimously has (i) adopted this Agreement and the Merger, (ii) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (iii) directed that the Company submit this Agreement and the Merger for approval at the Stockholders Meeting (as defined below) and (iv) resolved to, subject to Section 7.3, make the Company Board Recommendation.

5.4 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement, nor the consummation by the Company of the transactions contemplated hereby will:

(i) conflict with or result in any breach of any provision of the Company Articles or Company Bylaws or the respective organizational documents of any of the Company’s Subsidiaries;

(ii) assuming the accuracy of the representations set forth in Section 6.4(b), require any license, consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity

(“Permits”), except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Foreign Merger Control Laws; (B) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (C) the filing of the Articles of Merger with the Secretary of State of the State of Nevada pursuant to the NRS and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is authorized to do business; (D) as may be required by any applicable state securities or “blue sky” Laws or state takeover Laws; or (E) pursuant to the rules and regulations of NASDAQ;

(iii) except as set forth in Section 5.4(a)(iii) of the Company Disclosure Letter, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien), or require any consent or notice under any of the terms, conditions or provisions of any Company Contract, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; or

(iv) assuming that the Permits described in this Section 5.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained prior to the consummation of the transactions contemplated hereby, violate any Law or Order applicable to the Company or any of its Subsidiaries, or to any of their respective assets;

except, in the case of each of clauses (ii), (iii) or (iv) above, as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

(b) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s or its Subsidiaries’ securities necessary to approve this Agreement and the Merger.

5.5 SEC Reports; Financial Statements; Controls.

(a) The Company has timely filed or furnished all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Company Reports”). No Subsidiary of the Company is required to file any form, report or document with the SEC. Each of the Company Reports, as of the respective date of its filing, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of the respective date of its filing, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company Reports.

(b) The consolidated balance sheets and the related consolidated statements of income and cash flows (including the related notes thereto) of the Company included in the Company Reports (the “Company Financial Statements”), as of their respective dates, (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein and, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the lack of footnotes), and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments), all in accordance with GAAP. Since January 1, 2010, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Company Reports.

(c) Neither the Company nor any of the Company’s Subsidiaries is a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act)), and including similar collaboration, participation or off-set arrangements or obligations, where the purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the Company Financial Statements.

(d) The Company maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably effective to ensure that all material information concerning the Company is made known on a reasonably timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(e) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(f) Since January 1, 2010, the Company has received no material complaints regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(g) There are no liabilities of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for (i) liabilities disclosed and provided for in the audited balance sheet for the fiscal year ended December 31, 2011 (the “Year-End Balance Sheet”) included in the Company Financial Statements filed and publicly available prior to the date hereof, (ii) liabilities incurred pursuant to the terms of this Agreement, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 and (iv) liabilities that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2011, until the date hereof, there has not been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since December 31, 2011 until the date hereof, the Company has conducted its business in the ordinary course consistent with past practice and has not taken any action that would, pursuant to Sections 7.1(b), (c), (d), (e), (g), (h), (i), (l) or (n) hereof, be prohibited to be taken without the consent of Parent if it were taken between the date hereof and the Closing Date.

5.7 Litigation.

(a) With the exception of environmental matters (which matters are set forth in Section 5.12), Section 5.7 of the Company Disclosure Letter sets forth all claims, actions, suits, proceedings, litigations, arbitrations, mediations or investigations by or before any Governmental Entity or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

(b) None of the Company or its Subsidiaries is, or since January 1, 2010 has been, subject to any judgment, decree, injunction or order of any Governmental Entity that is currently in effect, except for those that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

5.8 Proxy Statement; Registration Statement.

(a) All information supplied by the Company expressly for inclusion in (i) the registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) to be filed with the SEC for the purpose of registering under the Securities Act the Parent Ordinary Shares to be issued pursuant to the Merger, and (ii) the proxy statement/prospectus to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders to be held to consider approval of this Agreement and the Merger (the “Stockholders Meeting”) to be sent to such stockholders (such proxy statement/prospectus, as amended or supplemented, the “Proxy Statement”), which shall be included in the Registration Statement, and other materials prepared by the Company and distributed to the Company’s stockholders in connection with the Merger, shall not, at (x) the time the Registration Statement is declared effective, (y) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and (z) the time of the Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Merger Sub or Parent for inclusion in the Proxy Statement. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company that is required by the applicable rules and regulations to be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company promptly shall inform Parent.

(b) All documents prepared by the Company for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

5.9 Taxes.

(a) The Company and its Subsidiaries (i) have timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects, (ii) have timely paid all material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return), except for Taxes being contested in good faith by appropriate proceedings, (iii) have adequate accruals and reserves with respect to Taxes, in accordance with GAAP, on the Company Financial Statements, (iv) in jurisdictions in which the Company or any of its Subsidiaries operates, in which jurisdictions it is so required, have on file contemporaneous transfer pricing documentation, in a format commensurate with local laws and regulations, or have made all the required analysis to be able to timely provide such transfer pricing documentation within the time limits stipulated by local laws and regulations and (v) have not received notice of any deficiencies for any material Tax from any Taxing Authority, against the Company or any of its Subsidiaries for which there are not adequate specific reserves on the Company Financial Statements.

(b) Neither the Company nor any of its Subsidiaries is the subject of any currently pending Tax audit or other proceeding with respect to any material Taxes nor has any Tax audit or other proceeding with respect to any material Taxes been proposed or threatened in writing against any of them. There are no pending requests for waivers of the time to assess any Tax. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens. No written claim has ever been made by a Taxing Authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Neither the Company nor any of its Subsidiaries is obligated by law or by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to any material Taxes. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, indemnification or sharing agreement (other than an agreement with the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Taxes of any person other than the Company and its Subsidiaries.

(d) The Company and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid and have complied in all material respects with information reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(e) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years or otherwise as part of a plan that includes the Merger.

(f) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any other corresponding or similar provision of state, local or foreign Laws.

(g) Neither the Company nor any of its Subsidiaries has agreed to make or is required to make any material adjustment for a taxable period ending after the Closing under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding Taxes).

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any intercompany transaction or excess loss account described in Treasury Regulation Section 1.1502 (or any corresponding or similar provision of state, local, or foreign income Tax law).

(j) The Company has made available to Parent or its legal or accounting representative copies of all material federal, state, local and foreign Tax Returns for the Company and each of its Subsidiaries filed with respect to the taxable periods ended December 31, 2009, 2010 and 2011 and any other taxable period for which the applicable statute of limitations has not yet expired.

5.10 Employee Benefit Plans.

(a) Section 5.10(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Benefit Plan. The Company has delivered or made available to Parent on the date hereof a true and complete copy (in each case, if applicable) of each (i) material Employee Benefit Plan, including any amendment thereto; (ii) summary plan description relating thereto; (iii) trust, insurance, annuity or other funding Contract related thereto; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the three (3) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto.

(b) Each Employee Benefit Plan has been administered in material compliance with its terms and operated in material compliance with ERISA, the Code and all other applicable Laws. Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Employee Benefit Plan, or any plan, agreement or arrangement that would be an Employee Benefit Plan if adopted, or to modify any existing Employee Benefit Plan, except as required by applicable Law. There are no limitations or restrictions on the right of the Company or its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent or its Subsidiaries, including the Surviving Entity, to merge, amend or terminate any Employee Benefit Plan.

(c) No Employee Benefit Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(d) With respect to each Employee Benefit Plan intended to be “qualified” under Section 401(a) of the Code, (i) each such Employee Benefit Plan has been determined by the Internal Revenue Service to be so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualification, (ii) the trusts maintained thereunder have been determined by the Internal Revenue Service to be exempt from taxation under Section 501(a) of the Code, and (iii) no event has occurred that could reasonably be expected to result in the disqualification of any Employee Benefit Plan or adversely affect such exemption.

(e) Neither the Company nor any of its ERISA Affiliates has within the previous six (6) years contributed to or had any obligation to contribute to: (i) a plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code; (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code); (iv) any “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code); or (v) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full and no event or condition has occurred or exists that presents a material risk to the Company or any Subsidiary of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation.

(f) There are no pending, or to the Knowledge of the Company, threatened actions, suits, disputes or claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, as applicable, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or other service provider of the Company or any Subsidiary to severance pay, unemployment compensation, a change of control payment or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or other service provider. Section 5.10(g) of the Company Disclosure Letter contains a report that sets forth the Company’s good faith estimate, as of the date of such report, of (x) the amount to be paid (subject to the exceptions described in such report and based upon the assumptions described in such report) to the current officers of the Company under all Employee Benefit Plans (or the amount by which any of their benefits may be accelerated or increased) as a result of (i) the execution of this Agreement, (ii) the consummation of the transactions contemplated by this Agreement, (iii) the approval of the Merger and this Agreement by the stockholders of the Company or (iv) the termination or constructive termination of the employment of such officers following one of the events set forth in clauses (i), (ii) or (iii) above and (y) the “base amount” (as defined in Section 280G of the Code) of each current officer of the Company under Section 280G of the Code.

(h) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in material documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

(i) Each material plan, arrangement, agreement or contract that would otherwise meet the definition of an “Employee Benefit Plan” but which is subject to any Law other than U.S. federal, state or local Law (“Foreign Plan”) that is intended to comply with the requirements of any Tax or pension Laws in order for contributions thereto or benefits thereunder to receive intended Tax benefits or favorable Tax treatment complies in all material respects with such Laws. Each Foreign Plan required to be registered or approved by a non-U.S. Governmental Entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. Each Foreign Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in full compliance with applicable Law (to the extent such a fully funded or fully insured Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Parent, the Surviving Entity or any of their Affiliates being required to make additional contributions to such Foreign Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Foreign Plan.

(j) Each Company Option (i) has an exercise price per share equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, (ii) has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Option, and (iii) complies with Section 409A of the Code.

5.11 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries has used the services of workers provided by third party contract labor suppliers, temporary employees, “leased employees” (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Employee Benefit Plan or the imposition of any material penalties or excise taxes with respect to any Employee Benefit Plan by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity.

(b) No individual is or is part of a unit represented by a labor union, labor organization, workers’ association, works council or other collective group of employees which represents any group of employees of the Company or any of its Subsidiaries in connection with his or her employment with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to, or bound by, any collective bargaining agreement, work rules or practices, or similar labor agreements covering employees or former employees of the Company or any of its Subsidiaries. As of the date hereof, there are no (i) labor disputes, labor strikes, lock outs, slowdowns or stoppages currently pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, (ii) representation or certification claims or petitions pending before any Governmental Entity or any organizing efforts or challenges concerning representation or certification with respect to the employees of the Company or any of its Subsidiaries or (iii) pending or, to the Knowledge of the Company, threatened labor union organizing activities with respect to any employees of the Company or its Subsidiaries. There are no material unfair labor practice charges, grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) Since the date of the Year-End Balance Sheet, neither the Company nor any of its Subsidiaries has effectuated or announced or plans to effectuate or announce (i) a “plant closing,” as defined in the U.S. Workers Adjustment and Retraining Notification Act (“WARN”) affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN) or (iii) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar applicable foreign, federal, state or local Law. Since January 1, 2008, the Company and its Subsidiaries have complied with WARN with respect to any “plant closing” (as defined in the WARN) or “mass layoff” (as defined in the WARN) and have complied with any similar applicable foreign, federal, state or local Law with respect to layoffs, reductions in force or employment terminations.

(d) The Company and its Subsidiaries are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

(e) To the Knowledge of the Company, no current officer of the Company or its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(f) Neither the Company nor any of its Subsidiaries are legally or contractually required to provide any notice to, or to enter into any consultation procedure with, any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the execution of this Agreement or the transaction contemplated in this Agreement.

5.12 Environmental Laws and Regulations.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all Laws relating to pollution or protection of human health (as such matters relate to exposure to Materials of Environmental Concern) or the environment, including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources (together “Environmental Laws” and including, Laws relating to emissions, discharges, releases or threatened releases of, and exposure to, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead or lead-based paints or materials, radon or mold, fungi, mycotoxins or other substances that may have an adverse effect on human health (“Materials of Environmental Concern”)), or otherwise relating to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each Law with regard to record keeping, notification, disclosure, and reporting requirements respecting Materials of Environmental Concern, including the possession by the Company or its Subsidiaries of all Permits from Governmental Entities required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.

(b) Since January 1, 2009 and through the date hereof, neither the Company nor any of its Subsidiaries has received any material communication (written or, to the Knowledge of the Company, oral), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in material compliance with any Environmental Laws.

(c) Since January 1, 2009 and through the date hereof, there have been and are no claims, legal actions or proceedings, publicly disclosed investigations or notices (written or, to the Knowledge of the Company, oral) (each, an “Environmental Claim”) by any Person alleging potential material liability (including potential liability for investigatory costs, cleanup costs, response costs of Governmental Entities, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Materials of Environmental Concern at any location, whether or not owned or operated by the Company or any Subsidiary of the Company or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, that, in either case, is pending or, to the Knowledge of the Company, is threatened against the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(d) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there has been no non-compliance or violation of Environmental Law, or past or present releases, emissions, discharges, presence or disposal of any Materials of Environmental Concern, that could reasonably be expected to result in any material Environmental Claim against the Company or, to the Knowledge of the Company, against any Person whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law.

(e) The Company has made available to Parent or its representatives all material assessments, reports, data, results of investigations or audits, and other material documents in the possession of the Company and/or its Subsidiaries regarding environmental matters pertaining to, or the environmental condition of, the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws, except as would not disclose any matters that could reasonably be expected to result in a material Environmental Claim or, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(f) Apart from Sections 5.5 (SEC Reports; Financial Statements), 5.6 (Absence of Certain Changes or Events) and 5.8 (Proxy Statement; Registration Statement) in this Article V, which representations and warranties are intended to include environmental matters within their scope, the representations and warranties contained in this Section 5.12 constitute the sole representations and warranties of the Company relating to any Environmental Law or Material of Environmental Concern.

5.13 Property and Assets.

(a) Section 5.13(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all material real property owned by the Company and its Subsidiaries as of the date hereof and the location of such premises (the “Company Owned Real Property”). The Company or a Subsidiary of the Company has good and valid fee simple title to all Company Owned Real Property, except as would not have a Company Material Adverse Effect. All Company Owned Real Property is free and clear of all Liens, except for Company Permitted Liens.

(b) Section 5.13(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all material real property leased or subleased by the Company and its Subsidiaries as of the date hereof and the location of such premises (collectively, the “Company Real Property Leases” and each a “Company Real Property Lease”). To the Knowledge of the Company, as of the date hereof, each Company Real Property Lease is in full force and effect, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). The Company or one of its Subsidiaries, as applicable, has good and valid leasehold interests in, the premises purported to be leased or subleased under each Company Real Property Lease, except for such failures as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in breach or violation of, or in default in the performance or observance of, any term or provision of any Company Real Property Lease, and no event has occurred that, with lapse of time or action by a third party, would result in a default under, or give rise to any right of termination, cancellation, acceleration or loss of benefits, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any Company Real Property Lease, and the Company, as of the date hereof, has not received any written notice of any breach, violation, default or event, in each case, except for those that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, there are no material defaults of any obligations of any other party under any Company Real Property Lease.

5.14 Intellectual Property.

(a) Section 5.14(a) of the Company Disclosure Letter sets forth a true and complete list of all of the following to the extent included in the Company Owned IP: (i) issued Patents and Patent applications, (ii) Trademark registrations and applications (including Internet domain names), and (iii) Copyright registrations and applications (collectively, “Company Registered IP”).

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:

(i) All Company Registered IP is subsisting, and, to the Knowledge of the Company, valid and enforceable, and has not been cancelled, abandoned or dedicated to the public domain. With respect to the Company Registered IP, all (A) disclosure obligations (including any duties of candor, identification of inventors and other disclosure obligations) and other procedural requirements have been timely complied with, (B) necessary affidavits of inventorship, ownership, use and continuing use and other filings have been timely filed, and (C) registrations, maintenance, renewal and other filing fees and sections necessary to preserve the rights of the Company or its Subsidiaries in connection with any such Company Registered IP have been paid and taken in a timely manner;

(ii) The Company or a Subsidiary of the Company (A) solely and exclusively owns, free and clear of any Liens, other than Company Permitted Liens, all Company Owned IP and Company Owned Technology as currently used in their respective businesses as currently conducted, and (B) has a license (free and clear of any Liens, other than Company Permitted Liens) to use all Company Used Technology;

(iii) (x) to the Knowledge of the Company, the conduct of the businesses of the Company or its Subsidiaries, as currently conducted, the Company Owned IP and the Company Owned Technology, do not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third Person; and (y) neither the Company nor any of its Subsidiaries has received any written notice in the two (2) years preceding the date hereof from any third Person, and there are no pending or, to the Knowledge of the Company, threatened claims (including in the form of offers or invitations to license) that (A) assert the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (B) pertain to or challenge the validity, enforceability, priority or registrability of, or any right, title or interest of Company or any of its Subsidiaries with respect to, any Company Owned IP or Company Owned Technology. Neither the Company nor any of its Subsidiaries have, in the two (2) years preceding the date hereof, received or responded to any written communication regarding any notice or claim of a type described in Section 5.14(b)(iii)(y)(A) or (B), regardless of whenever such notice or claim was initially received or made;

(iv) there are no pending or unresolved claims by the Company or any of its Subsidiaries (A) asserting the infringement or other violation of any Company Owned IP or asserting the misuse or unauthorized use of Company Owned Technology, or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any third Person’s Intellectual Property. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the Company Owned IP or misusing or using without any authority any Company Owned Technology, and no such claims have been asserted or threatened against any Person by the Company or, to the Knowledge of the Company, any other Person, in the past two (2) years preceding the date hereof. Neither the Company nor any of its Subsidiaries have, in the two (2) years preceding the date hereof, received or made any written communication regarding any asserted or threatened claim of a type described in this Section 5.14(b)(iv), regardless of whenever such notice or claim was initially received or made;

(v) there are no consents, judgments, judicial or governmental orders, or settlement agreements (including any settlements that include licenses) materially restricting the rights of the Company or its Subsidiaries with respect to any of the Company Owned IP or Company Owned Technology, or materially restricting the conduct of any of the businesses of the Company or any of its Subsidiaries as presently conducted in order to accommodate a third Person’s Intellectual Property.

(c) The Company and/or its Subsidiaries have implemented measures to maintain the confidentiality of trade secrets owned or held by the Company or any of its Subsidiaries, and other proprietary information, which measures are reasonable in view of confidentiality practices that, to the Knowledge of the Company, are generally engaged in within the industry in which the Company operates. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there has not been any material disclosure or other compromise of any confidential or proprietary information of the Company or its Subsidiaries (including any such information of any other Person disclosed in confidence to the Company or its Subsidiaries) to any third Person in a manner that has resulted or is reasonably likely to result in the loss of trade secrets or other rights in and to such information.

(d) Except where the failure to do so would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have executed written proprietary information and inventions agreements with (i) all of its past and present employees primarily involved in the development of Company Owned Technology and Company Owned IP (provided, that with respect to employees of companies acquired by the Company or any of its Subsidiaries prior to the Effective Time that were involved in such development prior to such acquisition, with respect to the period prior to such acquisition the immediately foregoing representation is made to the Knowledge of the Company), pursuant to which such employees have assigned to the Company and its Subsidiaries all their rights in and to all Company Owned Technology and Company Owned IP developed within the scope of their employment and agreed to hold all trade secrets of the Company and its Subsidiaries in confidence both during and after their employment and (ii) all past and present consultants and independent contractors who have been retained by or on behalf of the Company or its Subsidiaries primarily in the development of Company Owned Technology and Company Owned IP (provided, that with respect to consultants and independent contractors of companies acquired by the Company or any of its Subsidiaries prior to the Effective Time that were involved in such development prior to such acquisition, with respect to the period prior to such acquisition the immediately foregoing representation is made to the Knowledge of the Company), pursuant to which the consultants and independent contractors have assigned to the Company and its Subsidiaries all their rights in and to such Company Owned Technology and Company Owned IP and agreed to hold all trade secrets of the Company and its Subsidiaries in confidence both during and after the term of their engagements.

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company or any of its Subsidiaries (or, to the Knowledge of the Company, any consultant or independent contractor of the Company or any of its Subsidiaries) has incorporated any “open source” or other software having similar licensing or distribution models (“Open Source”) in any Software owned by the Company or any of its Subsidiaries in a manner that requires the contribution or disclosure to any third Person, including the Open Source community, of any source code of such software owned by the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries participates or has participated in the past, in any standards-setting organization or multi-party special interest group where such participation requires the Company or any of its Subsidiaries, Affiliates or shareholders to grant third parties a license to Company Owned Technology or Company Owned IP (provided; that with respect to companies acquired by the Company or any of its Subsidiaries prior to the Effective Time, with respect to the period prior to such acquisition the immediately foregoing representation is made to the Knowledge of the Company).

(g) No event has occurred, or to the Knowledge of the Company, is reasonably likely to occur that requires (or that would require, with lapse of time or action by a third Person) the Company or any of its Subsidiaries to grant to a third Person, pursuant to a subsisting Contract , any material license (or material option to license) or covenant not to sue in, to or under, or any material assignment of, Intellectual Property or Technology owned by the Company or any of its Subsidiaries, where such license (or option to license), covenant not to sue or assignment was (i) expressly set forth in such Contract and (ii)  not in effect as of the date of such Contract.

5.15 Compliance with Laws.

(a) Except with respect to the matters described in Sections 5.5 (SEC Reports), 5.9 (Taxes), 5.10 (Employee Benefit Plans), 5.12 (Environmental Law and Regulations) and 5.14(b)(i) and (iii) (Intellectual Property), neither the Company nor any of its Subsidiaries is in violation of or in default under any federal, state, local or foreign statute, law, regulation, requirement, interpretation, permit, license, approval, authorization, rule, ordinance, code policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof (“Law”) or writ, judgment, decree, injunction or similar order of any Governmental Entity, in each case, whether preliminary or final (an “Order”), applicable to the Company or any of its Subsidiaries or any of their respective assets and properties, except for such violations or defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries hold all Permits, variances, exemptions, orders, registrations, certificates, security facility clearances and approvals of all Governmental Entities that are required from such Governmental Entities in order for the Company and its Subsidiaries to own, lease or operate their assets and to carry on their businesses (the “Company Permits”) in all material respects. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (i) the Merger, in and of itself, would not cause the revocation or cancellation of any Company Permit, and (ii) the Company and its Subsidiaries are in compliance with all Company Permits. Each Company Permit is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, employee, agent or consultant, or any other Person acting for, on behalf of, the Company or any of its Subsidiaries has since September 1, 2007:

(i) violated any statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) or any applicable international anti-bribery conventions or applicable local anti-corruption and bribery Law in a jurisdiction in which the Company or any of its Subsidiaries has operated (the “Anti-Bribery Laws”); or

(ii) directly or indirectly, made, undertaken, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment), to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supra-national organization (such as the United Nations), any political candidate, any royal family member or any other Person who is connected or associated personally with any of the foregoing that is prohibited under any applicable Anti-Bribery Law or otherwise for the purpose of influencing any act or decision of such payee in his or her official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing such payee to use his or her influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.

(c) Since September 1, 2007, neither the Company nor any of its Subsidiaries has received any written communication or, to the Knowledge of the Company, other communication, from any Governmental Entity that alleges that the Company, one of its Subsidiaries or any agent thereof is not, or may not be in compliance with, or has, or may have, any liability under, the Anti-Bribery Laws.

(d) Since September 1, 2007, none of the Company or its Subsidiaries has intentionally or, to the Knowledge of the Company, otherwise violated the Arms Export Control Act (22 U.S.C § 2778), the International Traffic in Arms Regulation (22 C.F.R §§ 120 et seq.), the Export Administration Regulations (15 C.F.R. §§ 730 et seq.), the International Emergency Economic Powers Act, all Laws and Orders promulgated under the authority of such statutes, and all Laws and Orders that are administered by the Office of Foreign Assets Control, United States Department of the Treasury (collectively, the “Export Control Laws”). Since September 1, 2007, none of the Company or any of its Subsidiaries has received any written or, to the Knowledge of the Company, other communication that alleges that the Company or any of its Subsidiaries is not, or may not be, in compliance with, or has or may have, any liability under, the Export Control Laws.

5.16 Company Contracts.

(a) As of the date hereof, except for this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or:

(i) any written contract, agreement, lease, instrument or legally binding contractual commitment (“Contract”) with a customer of the Company or its Subsidiaries or with any Person that purchases goods or services from the Company or its Subsidiaries for future consideration to be paid to the Company or its Subsidiaries that is reasonably expected to exceed $3,000,000 in any fiscal year;

(ii) except for any Employee Benefit Plans, any Contract between the Company or any of its Subsidiaries and any current or former director or officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding shares of Company Common Stock pursuant to which the Company has continuing obligations;

(iii) any Contract for capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of $1,000,000;

(iv) any Contract for the purchase or lease of goods or services (including, without limitation, equipment, materials, Software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of $2,000,000 in any 12 month period, other than inventory purchase orders executed in the ordinary course of business;

(v) any loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement pursuant to which any material Indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred;

(vi) except for any Contract entered into in the ordinary course of business consistent with past practice, any Contract relating to guarantees or assumptions of other obligations of any third Person or reimbursements of any maker of a letter of credit which are, in the aggregate, in excess of $1,000,000;

(vii) any Contract that constitutes a collective bargaining or other arrangement with any U.S. labor union, labor organization, workers’ association, works council or other collective group of employees;

(viii) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the Company’s products or assets;

(ix) any Contract containing covenants binding upon the Company or any of its Subsidiaries or their Affiliates that materially restrict the ability of the Company or any of its Subsidiaries or their Affiliates (or that, following the consummation of the Merger could materially restrict the ability of the Surviving Entity or its Affiliates) to compete in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, or that materially restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Entity or its Affiliates) to compete with any Person or in any geographic area;

(x) any Contract pursuant to which (A) the Company or any of its Subsidiaries receives a license to or a covenant not to sue under Intellectual Property or Technology owned by a third Person, except for any such Contract the termination, expiration or other absence of which would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect (B) a third Person receives a material express license to or a material covenant not to sue under Intellectual Property or Technology owned by the Company or any of its Subsidiaries or receives an express license to or a covenant not to sue under material Intellectual Property or material Technology owned by the Company or any of its Subsidiaries, except for any such Contract that constitutes a non-exclusive license to such Intellectual Property or Technology and was entered into in the ordinary course of business in connection with the sale of one of the Company’s or one of its Subsidiaries’ product to a third party end user, (C) the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the registration by a third Person of any Intellectual Property or Technology, or (D) a third Person consents to or agrees not to assert rights with respect to the registration by the Company or any of its Subsidiaries, of any Intellectual Property or Technology;

(xi) the termination, expiration or other absence of which would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(xii) any Contract relating to any action or judgment under which there are material outstanding obligations (including material settlement agreements) of the Company or any of its Subsidiaries;

(xiii) any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date hereof, of any business or any amount of material assets other than in the ordinary course of business, including any “earn-out” or other contingent payments or obligations;

(xiv) any Contract for the purchase of goods and services with any of the top fifteen (15) customers of the Company and its Subsidiaries (determined based on aggregate dollars paid to the Company and its Subsidiaries in 2011); and

(xv) any Contract for the purchase of goods and services with any of the top fifteen (15) suppliers of the Company and its Subsidiaries (other than purchase orders) (determined based on aggregate dollars spent by the Company and its Subsidiaries in 2011); or

(xvi) any Contract with any Governmental Entity to provide such Governmental Entity with goods or services. All contracts of the type described in this Section 5.16(a) are hereinafter referred to as “Company Contracts”.

(b) Each Company Contract is a valid and binding agreement of the Company or a Subsidiary of the Company and enforceable against the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company as of the date hereof, each other party thereto, and, except with respect to such Company Contracts that expire or are terminated in accordance with their terms, is in full force and effect, except that such enforceability may be (i) limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Neither the Company nor any of its Subsidiaries is in breach or violation of, or in default in the performance or observance of, any term or provision of, and no event has occurred that, with lapse of time or action by a third party, would result in a default under, or give rise to any right of termination, cancellation, acceleration or loss of benefits, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any Company Contract, and the Company, as of the date hereof, has not received any written notice of any such breach, violation, default or event, in each case, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company as of the date hereof, there exists no breach, violation or default in performance or obligation by any other party to any Company Contract, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

5.17 Insurance. The Company previously has made available to Parent a list of all material policies of insurance maintained by the Company or any of its Subsidiaries as of the date hereof. As of the date hereof, such policies are in full force and effect and all premiums due with respect to such policies have either been paid or adequate provisions for the payment by the Company or one of its Subsidiaries thereof has been made. To the Knowledge of the Company, the amounts and scope of risks covered by such policies are customary for companies of its size, its geographic region and in the businesses in which the Company and its Subsidiaries operate.

5.18 Suppliers and Customers. Since January 1, 2011 through the date hereof, no customer that is material to the Company and its Subsidiaries, taken as a whole, and no supplier or service provider that is material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, has threatened a material dispute with the Company or its Subsidiaries that is reasonably likely to result in a claim, action, suit, proceeding, litigation, arbitration or mediation.

5.19 Transactions with Affiliates. Except as set forth in the Company Reports, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company (other than any Subsidiaries of the Company), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

5.20 Brokers and Finders. Except for the fees and expenses payable to Goldman, Sachs & Co., which fees and expenses are reflected in its agreement with the Company, a copy of which previously has been provided to Parent, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

5.21 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman, Sachs & Co., dated the date hereof, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the stockholders (other than Parent and its Affiliates) of the Company pursuant to this Agreement is fair to such stockholders from a financial point of view.

5.22 No Rights Plan; Takeover Provisions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound. The Company has taken all actions necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, inapplicable to Parent, Holdco, Merger Sub and Merger Sub 2 and the Company Capital Stock in connection with this Agreement and the transactions contemplated hereby, including the Mergers, any and all “fair price,” “moratorium,” “control share acquisition,” “business combination” and other similar laws of the State of Nevada or any other state or jurisdiction, including the “Acquisition of Controlling Interest” statutes set forth in NRS 78.378—78.3793, inclusive, and the “Combinations With Interested Stockholders” statutes set forth in NRS 78.411—78.444, inclusive (collectively, the “Anti-takeover Laws”), and no such Anti-takeover Laws will apply to this Agreement and the transactions contemplated hereby, including the Mergers.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO, MERGER SUB

AND MERGER SUB 2

Except as expressly disclosed in (a) the Parent Reports filed or furnished after December 31, 2011 and prior to the date hereof (excluding any disclosures set forth in any section of a Parent Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature) without giving effect to any amendment to any such Parent Reports filed on or after the date prior to the date hereof or (b) specifically numbered sections of the Parent Disclosure Letter, referencing the representations and warranties in this Agreement to which it applies; provided, that (i) any facts, items or exceptions disclosed in any section of the Parent Disclosure Letter shall be deemed to be disclosed on another section of the Parent Disclosure Letter if the relevance of such fact, item or exception to such other section is reasonably apparent on its face whether or not included in a specifically numbered section referencing the representations or warranties to which it applies and (ii) any listing of any fact, item or exception in any section of the Parent Disclosure Letter shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purposes of this Agreement or otherwise, Parent, Holdco, Merger Sub and Merger Sub 2 represent and warrant to the Company as follows:

6.1 Corporate Organization and Qualification. Each of Parent, Holdco, Merger Sub and Merger Sub 2, is a corporation or limited liability company duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation or formation, as applicable, and is qualified and, if applicable, in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Each of Parent, Holdco, Merger Sub and Merger Sub 2 has all requisite corporate or limited liability power and authority, as applicable, and possesses all material Permits necessary, to own, lease or otherwise hold its properties and other assets and to carry on its business as it is now being conducted, except where failure to have such power and authority would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. Parent previously has made available to the Company complete and correct copies of its articles of association (“Parent Articles”) and the Articles of Incorporation and Bylaws of Holdco and Merger Sub and the articles of organization or limited liability company agreement of Merger Sub 2.

6.2 Capitalization.

(a) The authorized capital stock of Parent (the “Parent Capital Stock”) amounts to EUR 126,000,000, consisting of 700,000,000 Parent Ordinary Shares and 700,000,000 cumulative preference shares. As of October 15, 2012, 485,108,478 Parent Ordinary Shares were issued and outstanding, and no cumulative preference shares were issued and outstanding. All outstanding Parent Ordinary Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued and fully paid and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Laws or the Parent Articles.

(b) As per the authorization granted at the extraordinary general meeting of shareholders held on September 7, 2012, the Board of Management of Parent is authorized, subject to the approval of the Supervisory Board of Parent, to issue shares or rights to subscribe for shares of Parent Capital Stock up to (i) five percent (5%) of the issued share capital as of April 25, 2012 plus (ii) five percent (5%) of the issued share capital as of April 25, 2012, which five percent (5%) can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. As of April 25, 2012, 419,852,514 Parent Ordinary Shares were issued, and no cumulative preference shares were issued and outstanding.

(c) As per the authorization granted at the annual general meeting of shareholders held on April 25, 2012, the Board of Management of Parent is authorized, subject to the approval of the Supervisory Board of Parent, to issue up to 1,150,000 shares, or options to acquire such number of shares, of Parent Capital Stock, pursuant to Parent’s employee equity plans.

(d) As per the authorization granted at the annual general meeting of shareholders held on April 25, 2012, the Board of Management of Parent is authorized, subject to the approval of the Supervisory Board of Parent, to issue 350,000 shares of Parent Capital Stock as remuneration to the Board of Management of Parent.

(e) Except as set forth above or as required by applicable Law, as of the date hereof there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which Parent or any of its Subsidiaries is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Parent Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Parent Capital Stock or any shares of the capital stock of any of its Subsidiaries.

(f) All Parent Ordinary Shares to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued and fully paid and not subject to any preemptive or similar rights.

(g) The authorized capital stock of Merger Sub (the “Merger Sub Capital Stock”) consists of 1,000 shares, par value $0.001 per share, all of which are designated as common stock. All of the issued and outstanding shares of Merger Sub Capital Stock are held directly or indirectly by Parent and have been duly authorized and validly issued and are fully paid and nonassessable. Except for this Agreement and in connection with the transactions contemplated hereby, there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which Merger Sub is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of Merger Sub Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Merger Sub Capital Stock. Merger Sub does not have any Subsidiaries.

(h) All of the issued and outstanding equity interests in Holdco and Merger Sub 2 are owned directly or indirectly by Parent. Except for this Agreement and in connection with the transactions contemplated hereby, there are no preemptive or other outstanding or authorized rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or any other agreements of any character to which Holdco or Merger Sub 2 is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any equity interests in Holdco or Merger Sub 2 or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any equity interests in Holdco or Merger Sub 2. Merger Sub 2 does not have any Subsidiaries.

(i) At the Closing, Holdco will be a wholly owned Subsidiary of Parent held directly or through entities disregarded as separate from Parent for U.S. federal income tax purposes.

(j) Merger Sub 2 is an entity disregarded as separate from HoldCo for U.S. federal income tax purposes.

6.3 Authority. Each of Parent, Holdco, Merger Sub and Merger Sub 2 has the requisite corporate or limited liability power and authority, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent, Holdco, Merger Sub and Merger Sub 2 of the transactions contemplated hereby have been duly and validly authorized by the respective boards of directors or managers, as applicable, of Parent, Holdco, Merger Sub and Merger Sub 2, including the Supervisory Board of Parent, and no other corporate or limited liability proceedings on the part of Parent, Holdco, Merger Sub and Merger Sub 2 are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent, Holdco, Merger Sub and Merger Sub 2 and, assuming that this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent, Holdco, Merger Sub and Merger Sub 2, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

6.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent, Holdco, Merger Sub and Merger Sub 2 of the transactions contemplated hereby will:

(a) conflict with or result in any breach of any provision of the Parent Articles or the Articles of Incorporation or Bylaws of Parent or Holdco and Merger Sub, respectively, or the articles of organization or limited liability company agreement of Merger Sub 2;

(b) assuming the accuracy of the representations set forth in Section 5.4(a)(ii), require any Permit from any Governmental Entity, except (i) in connection with the applicable requirements of the HSR Act and the Foreign Merger Control Laws; (ii) the filings and consents listed in Section 6.4(b) of the Parent Disclosure Letter; (iii) pursuant to the applicable requirements of the Securities Act and the Exchange Act; (iv) the filing of the Articles of Merger and the Subsequent Articles of Merger with the Secretary of State of the State of Nevada pursuant to the NRS; (v) as may be required by any applicable state securities or “blue sky” Laws or state takeover Laws; or (vi) pursuant to the rules and regulations of NASDAQ;

(c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries may be bound and which is filed or was required to be filed as an exhibit to Parent’s annual report on Form 20-F for the year ended December 31, 2011 or any of Parent’s subsequently furnished reports on Form 6-K, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; or

(d) assuming that the Permits described in this Section 6.4 are duly and timely obtained or made, violate any Law or Order applicable to Parent or any of its Subsidiaries or Merger Sub or to any of their respective assets;

except, in the case of each of clauses (b), (c) or (d) above, as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

6.5 SEC Reports; Financial Statements; Controls.

(a) Parent has timely filed or furnished all forms, reports and documents required to be filed by it with the SEC since January 1, 2010, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Parent Reports”). No Subsidiary of Parent is required to file any form, report or document with the SEC. Each of the Parent Reports, as of the respective date of its filing , complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of the respective date of its filing, the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent Reports.

(b) The consolidated balance sheets and the related consolidated statements of income and cash flows (including the related notes thereto) of Parent included in the Parent Reports that were prepared in accordance with GAAP (the “Parent Financial Statements”), as of their respective dates, (i) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein and, subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the lack of footnotes), and (iii) present fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments), all in accordance with GAAP. Since January 1, 2010, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Parent Reports.

(c) Parent maintains disclosure controls and procedures required by Rules 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are reasonably effective to ensure that all material information concerning Parent is made known on a reasonably timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) There are no liabilities of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, which would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto, except for (i) liabilities disclosed and provided for in the Year-End Balance Sheet included in the Parent Financial Statements) filed and publicly available prior to the date hereof, (ii) liabilities incurred pursuant to the terms of this Agreement, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 and (iv) liabilities that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

6.6 Absence of Certain Changes or Events.

(a) Since December 31, 2011 until the date hereof, there has not been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Since December 31, 2011 until the date hereof, Parent has not declared or paid a dividend or made any other distribution with respect to its capital stock other than with respect to its annual dividend paid in the second quarter of 2012.

6.7 Litigation.

(a) Section 6.7 of the Parent Disclosure Letter sets forth all claims, actions, suits, proceedings, litigations, arbitrations, mediations or investigations by or before any Governmental Entity or, to the Knowledge of Parent, threatened in writing against Parent, Holdco, Merger Sub or Merger Sub 2, that would, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

(b) None of Parent, Holdco, Merger Sub or Merger Sub 2 is, or since January 1, 2010 has been, subject to any judgment, decree, injunction or order of any Governmental Entity that is currently in effect, except for those that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement.

6.8 Proxy Statement; Registration Statement.

(a) All information supplied by Parent expressly for inclusion in the Registration Statement, to be filed with the SEC for the purpose of registering under the Securities Act the Parent Ordinary Shares to be issued pursuant to the Merger, and the Proxy Statement, which shall be included in the Registration Statement, and other materials prepared by Parent and distributed to the Company’s stockholders in connection with the Merger, shall not, at (x) the time the Registration Statement is declared effective, (y) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company and (z) the time of the Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion in the Registration Statement or Proxy Statement.

6.9 Compliance with Laws. Except with respect to the matters described in Section 6.5 (SEC Reports), none of Parent, Holdco, Merger Sub or Merger Sub 2 is in violation of or in default under any Law or Order applicable to Parent, Holdco, Merger Sub or Merger Sub 2 or any of their respective assets and properties, except for such violations or defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect or prevent, prohibit or materially delay, hinder or impair the consummation of the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, Parent, Holdco, Merger Sub and Merger Sub 2 hold all Permits, variances, exemptions, orders, registrations, certificates, security facility clearances and approvals of all Governmental Entities that are required from such Governmental Entities in order for Parent, Holdco, Merger Sub or Merger Sub 2 to own, lease or operate their assets and to carry on their businesses (the “Parent Entity Permits”) in all material respects. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, (i) the Mergers, in and of itself, would not cause the revocation or cancellation of any Parent Entity Permit, and (ii) Parent, Holdco, Merger Sub and Merger Sub 2 are in compliance with all Parent Entity Permits. Each Parent Entity Permit is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had, and would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

6.10 Cash Consideration. Holdco has available to it, and at the Closing will have available to it, sufficient cash resources necessary to pay the Cash Consideration and cash in lieu of fractional shares, as required to be paid by it or any of its successors or assigns in connection with the transactions contemplated by this Agreement.

6.11 Voting Requirements. No vote of the holders of any class or series of capital stock of Parent is necessary in connection with the issuance of the Parent Stock Consideration pursuant to this Agreement.

6.12 Interim Operations of Merger Sub and Merger Sub 2. Each of Merger Sub and Merger Sub 2 was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations, other than in connection with the transactions contemplated hereby.

6.13 Brokers and Finders. Except for the fees and expenses payable to Greenhill & Co., LLC, which fees and expenses are reflected in its agreement with Parent, Parent has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

6.14 Share Ownership. As of the date hereof, none of Parent, Holdco, Merger Sub, Merger Sub 2 or any of their Affiliates (a) beneficially owns (within the meaning of Section 13 of the Exchange Act or the rules or regulations thereunder), directly or indirectly, any shares of Company Capital Stock, or (b) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Company Capital Stock.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Conduct of Business of the Company. The Company agrees that during the period from the date hereof to the Effective Time, except (i) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), or (ii) as otherwise expressly contemplated or permitted by this Agreement, the Company will, and will cause each of its Subsidiaries to, conduct in all material respects its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, shall use its commercially reasonable efforts to seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except (i) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (ii) as otherwise expressly contemplated or permitted by this Agreement or (iii) as required by applicable Law, prior to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) issue, deliver, sell, dispose of, or pledge, or authorize or propose the issuance, sale, disposition or pledge of (i) any shares of Company Capital Stock of any class, whether in treasury or newly issued, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of Company Capital Stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of Company Capital Stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of Company Capital Stock, other than the issuance of any shares of Company Capital Stock upon the exercise of the Company Options outstanding on the date hereof in accordance with the terms of such options or (ii) any other securities in respect of, in lieu of, or in substitution for, shares of Company Capital Stock outstanding on the date hereof;

(b) redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any of its outstanding shares of Company Capital Stock (except from (i) holders of Company Options in full or partial payment of the exercise price thereof and/or any applicable Taxes payable by such holder upon exercise of such Company Options or the lapse of restrictions on Company RSUs to the extent required or permitted under the terms of the applicable equity compensation plan or arrangement or (ii) former employees, directors or consultants following termination of their relationship with the Company in accordance with applicable agreements providing for the repurchase of shares upon such termination);

(c) split, combine, subdivide or reclassify any shares of Company Capital Stock or declare, set aside for payment or pay any dividend in respect of any shares of Company Capital Stock or otherwise make any payments to stockholders in their capacity as such, other than dividends paid by a Subsidiary to another Subsidiary or the Company;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Merger);

(e) amend the Company Articles or the Company Bylaws;

(f) other than as required by the terms of any applicable agreement or Employee Benefit Plan in existence on the date of this Agreement, (i) materially amend, renew or extend any Employee Benefit Plan or adopt or enter into any other compensatory program, policy or arrangement that would be an Employee Benefit Plan if it were in existence on the date of this Agreement with respect to any current or former employee, officer, director or other consultant of the Company or any of its Subsidiaries (including without limitation any employment, severance or change of control agreement); (ii) increase the rate of compensation or benefits to, any officer or director of the Company or its Subsidiaries or materially increase the rate of compensation or benefits to any other employee or consultant of the Company or any of its Subsidiaries; (iii) hire any new employee unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive opportunity not to exceed $200,000 for such employee; (iv) terminate (other than for cause consistent with past practice) the employment or service of any officer of the Company or any of its Subsidiaries; (v) unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries; or (vi) adopt, enter into, materially amend, terminate or extend any collective bargaining agreement other than in connection with the renewal of any collective bargaining agreement which may expire prior to the Closing Date or any effects bargaining as a result of the transactions contemplated by this Agreement;

(g) enter into or make any loans to any of its officers, directors, employees, Affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice);

(h) make any material change in financial accounting methods, principles or practices, except as required by a change in GAAP, the rules or policies of the Public Accounting Oversight Board or Law;

(i) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

(j) (i) other than (A) purchases and sales of inventory and supplies in the ordinary course of business, consistent with past practice, (B) pursuant to any Contract in place on the date of this Agreement or entered into in the ordinary course of business consistent with past practice or (C) with respect to tangible properties or assets that are no longer used or useful in the conduct of the business of the Company or its Subsidiaries, acquire or agree to acquire, sell, lease (as lessor), license, or otherwise dispose of any tangible properties or assets in excess of $1,500,000 or (ii) sell, lease, mortgage, sell and leaseback or otherwise dispose of any real properties or any interests therein;

(k) encumber or subject to any Lien any tangible properties or assets or any interests therein other than Company Permitted Liens or in the ordinary course of business consistent with past practice or except in connection with permitted Indebtedness under Section 7.1(n);

(l) (i) make or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period with respect to any material Tax claim or assessment or grant any power of attorney with respect to material Taxes or enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, (ii) change its fiscal year, (iii) change any method of accounting for Tax purposes, and (iv) file any amended U.S. federal, state or foreign income Tax Return or any other material amended Tax Return;

(m) except in the ordinary course of business, consistent with past practice, or between the Company and its Subsidiaries or Subsidiaries of the Company, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any material Intellectual Property or material Technology;

(n) incur any (i) obligations for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligation, (iv) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness or obligations of any other Person, or (v) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others (the items referenced in the foregoing clauses (i) through (v) being collectively hereinafter referred to as “Indebtedness”), except for (A) Indebtedness incurred for borrowed money not to exceed $1,000,000 in the aggregate, (B) guarantees by the Company or a Subsidiary of the Company of Indebtedness of the Company or any Subsidiary of the Company, or (C) Indebtedness of the Company or a Subsidiary of the Company to the Company or any Subsidiary of the Company;

(o) make, authorize or agree to, or commit to make, authorize or agree to, any capital expenditures in an amount in excess of the capital budget set forth on Section 7.1(o) of the Company Disclosure Letter;

(p) enter into or amend any material contract to the extent consummation of the Merger or compliance by the Company or its Subsidiaries with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Company Permitted Liens) upon any of the material properties or assets of the Company or any of its Subsidiaries under, or require Parent, the Company or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such contract or amendment other than to the extent relating to or arising under such contract or any other contract not entered into prior to the date hereof (other than any of the foregoing that would give rise to a payment by or penalty to the Company or its Subsidiaries in connection with any such violation, default, cancellation or acceleration);

(q) enter into any Company Contract not in the ordinary course of business which is not terminable by the Company or any Subsidiary party thereto without penalty on notice of ninety (90) days or less;

(r) voluntarily contribute or commit cash or funds to any pension plan or any administrator thereof, or to any entity for purposes of funding shortfalls in any pension plan, other than as required by Law;

(s) fail to use reasonable best efforts to renew or maintain material insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(t) enter into any new line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto;

(u) settle, compromise, discharge or agree to settle, compromise or discharge any litigation, investigation, arbitration or proceeding other than those that (i) do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $1,000,000 in any individual instance, or $5,000,000 in the aggregate, and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries, and (ii) provide for a complete release of the Company and its Subsidiaries from all claims and do not require any admission of liability by the Company or any of its Subsidiaries; and

(v) authorize any, or commit, resolve or agree to take any of the foregoing actions.

7.2 Conduct of Business of Parent.

(a) It is the intent of the parties that, subject to the terms of this Agreement, Parent and its Subsidiaries shall be free to conduct their businesses and operations without restriction.

(b) Prior to the Closing, Parent may, and may cause its Subsidiaries to, (i) redeem, purchase or otherwise acquire any Parent Ordinary Shares or (ii) declare or pay any dividend in respect of any Parent Ordinary Shares or otherwise make a payment to holders of Parent Ordinary Shares in their capacity as such stockholders; provided, however, that the aggregate amount of such redemptions, purchases, acquisitions, declarations or payments pursuant to clauses (i) and (ii) (excluding amounts payable pursuant to, and in accordance with the terms of, the Parent Synthetic Buyback) shall not exceed €2,000,000,000, it being understood and agreed that, of such €2,000,000,000, the aggregate amount with respect to clause (ii) shall not exceed €500,000,000 (excluding amounts payable pursuant to, and in accordance with the terms of, the Parent Synthetic Buyback).

(c) Prior to the Closing, Parent shall not, and shall cause its Subsidiaries not to, enter into a Contract to acquire or license, or acquire or license, any assets, businesses or securities of a third party if, in Parent’s reasonable judgment, such acquisition or license would or would reasonably be expected to prevent satisfaction of the conditions set forth in Sections 8.1(b) and (c) by the Termination Date (as the same may be extended pursuant to Section 9.2); provided, however, that Parent shall, prior to entering into any Contract to acquire or license, or acquiring or licensing, any such assets, businesses or securities from a third party that could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby, consult with the Company with respect to such acquisition or license and consider in good faith the Company’s views with respect to such acquisition or license and the impact of such acquisition or license on satisfaction of the conditions set forth in Sections 8.1(b) and (c).

7.3 No Solicitation of Transactions.

(a) The Company and its Subsidiaries shall, and the Company and its Subsidiaries shall cause each of their respective officers, directors and employees to, and shall direct each of their respective investment bankers, attorneys or other advisors or representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Third Party existing on the date hereof with respect to any Acquisition Proposal. The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries to, (i) solicit or initiate, or take any action to knowingly encourage, facilitate or induce, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than Parent, Merger Sub or any Affiliates thereof (a “Third Party”) to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act) of all or more than fifteen percent (15%) of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or assets to which fifteen percent (15%) or more of the consolidated revenues or net income of the Company and its Subsidiaries is attributable, or fifteen percent (15%) or more of any class of voting Company Capital Stock pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale or license of assets, tender offer, exchange offer, similar transaction or series of related transactions or otherwise (an “Acquisition Proposal”); (ii) participate in any discussions or negotiations regarding any Acquisition Proposal (other than solely to clarify terms of an Acquisition Proposal received after the date hereof that did not result from a breach of this Section 7.3), or furnish to any Person any non-public information or data with respect to or access to the properties of the Company in connection with an Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated hereby; (iv) make a Board Recommendation Change; or (v) fail to include the Company Board Recommendation in the Proxy Statement. Notwithstanding the foregoing sentence or any other provision of this Agreement, if, (A) after the date hereof and prior to the receipt of Company Stockholder Approval, the Company receives a bona fide Acquisition Proposal by a Third Party and such Acquisition Proposal did not result from a breach of this Section 7.3, (B) the Company Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to a Superior Acquisition Proposal, and (C) the Company receives from such Third Party an executed confidentiality agreement having provisions that are no less restrictive in the aggregate than those of the Confidentiality Agreement, then the Company may, in response to such Acquisition Proposal, subject to compliance with this Section 7.3 and after giving notice to Parent, (x) furnish information or data or access with respect to the Company and its Subsidiaries to, and (y) participate in discussions and negotiations directly or through its representatives with, such Third Party; provided, that the Company shall promptly (but in no event later than 24 hours) provide or make available, to the extent not previously provided or made available to Parent or its representatives, any non-public information with respect to the Company or any of its Subsidiaries that is provided to the Third Party making such Acquisition Proposal; provided, further, however, that nothing in this Section 7.3 shall require the Company to provide or make available to Parent information that it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law.

(b) The Company shall advise Parent orally and in writing, promptly (but in no event later than 24 hours) after receipt thereof, of (i) any proposal for an Acquisition Proposal received by any officer or director of the Company or its Subsidiaries (whether or not such proposal was received by the Company directly from the party making such Acquisition Proposal), and (ii) the material terms of such Acquisition Proposal (including the identity of the entity proposing the Acquisition Proposal), and provide a copy of such proposal for an Acquisition Proposal to Parent if such proposal is in writing. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of, and any material changes to, the terms of any such Acquisition Proposal and the status of discussions and negotiations with respect thereto.

(c) Notwithstanding Section 7.3(a), but subject to Section 7.3(e), at any time prior to the receipt of the Company Stockholder Approval, the Company Board may, in response to a material development or material change in circumstances with respect to the Company, occurring after the date hereof, that is (i) materially more favorable to the recurring financial condition and results of operations of the Company and its Subsidiaries, taken as a whole, relative to other businesses operating in the same industry, (ii) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date hereof and (iii) does not relate to (A) any Acquisition Proposal, (B) any change, state of facts, circumstance, occurrence, event or development relating to the financial condition, properties, assets, liabilities, business or results of operation of Parent or Merger Sub or any of their Affiliates, including changes in the market price or trading volume of the Parent Ordinary Shares, (C) any change, state of facts, circumstance, occurrence, event or development arising out of or relating to EUV Technologies or the Company’s and its Subsidiaries’ EUV business, (D) clearance of the Merger under the Foreign Merger Control Laws, the HSR Act or CFIUS, (E) the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof (provided that the exception in this clause (E) shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether an Intervening Event has occurred), or (F) any changes after the date hereof in the market price or trading volume of the Company Common Stock (provided that the exception in this clause (F) shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value of the Company Common Stock from being taken into account in determining whether an Intervening Event occurred) (such development or change in circumstances, an “Intervening Event”), make a Board Recommendation Change if the Company Board has concluded in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that, in light of such Intervening Event, the failure of the Company Board to effect such a Board Recommendation Change would reasonably be expected to constitute a violation of its fiduciary duties under applicable Law (such Board Recommendation Change in response to an Intervening Event, an “Intervening Event Board Recommendation Change”) and terminate the Agreement pursuant to Section 9.4(iii).

(d) Notwithstanding Section 7.3(a), but subject to Section 7.3(e), at any time prior to receipt of the Company Stockholder Approval, the Company Board may make a Board Recommendation Change (and, solely with respect to a Superior Acquisition Proposal, terminate this Agreement pursuant to Section 9.4(ii)) in response to an Acquisition Proposal made after the date hereof that the Company Board determines in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, constitutes a Superior Acquisition Proposal, provided, that such Acquisition Proposal did not result from a breach of this Section 7.3, and that the Company Board has determined in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, that the failure to make such a Board Recommendation Change or terminate this Agreement pursuant to Section 9.4(ii) would reasonably be expected to constitute a violation of its fiduciary duties.

(e) “Last Look”. Further, neither the Company Board nor a Committee shall make a Board Recommendation Change in response to an Acquisition Proposal as permitted by Section 7.3(d) or terminate this Agreement in accordance with Section 9.4(ii), unless (i) the Company promptly notifies Parent, in writing at least four (4) Business Days before taking such action, of its intention to do so, attaching the most current version of any proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (ii) within four (4) Business Days after its receipt of such written notification, Parent has not made an offer that the Company Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, is at least as favorable to the stockholders of the Company as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company under clause (i) and a new period under clause (ii) of this Section 7.3(e)) which in any subsequent case shall be a two (2) Business Day period. Neither the Company Board nor a Committee shall make an Intervening Event Board Recommendation Change as permitted by Section 7.3(c) or terminate the Agreement pursuant to Section 9.4(iii), unless (A) the Company promptly notifies Parent, in writing at least four (4) Business Days’ before taking such action, of its intention to do so, attaching a reasonably detailed explanation of the facts underlying the determination by the Company Board of its need to make a Intervening Event Board Recommendation Change and (B) within four (4) Business Days after its receipt of such written notification, Parent has not made an offer that the Company Board determines, in good faith, after consultation with, and taking into account the advice of, its outside financial advisors and outside legal counsel, would obviate the need for a Intervening Event Board Recommendation Change. During any such applicable period prior to its effecting a Board Recommendation Change or an Intervening Event Board Recommendation Change pursuant to and in compliance with this Section 7.3 or terminating this Agreement pursuant to Section 9.4(ii) or Section 9.4(iii), the Company and its representatives shall negotiate in good faith with Parent and its representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(f) Nothing contained in this Section 7.3 shall prevent the Company or the Company Board from (i) complying with any applicable securities Law, rule or regulation, including Rule 14d-9 and Rule l4e-2 promulgated under the Exchange Act, (ii) making any disclosure to its stockholders required by applicable Law, rule or regulation or by the rules and regulations of NASDAQ, or (iii) otherwise making such disclosure to the Company’s stockholders or otherwise that the Company Board or a Committee (after consultation with, and taking into account the advice of, its outside legal counsel) concludes in good faith would reasonably be expected to be necessary in order to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, that any such action taken or statement or disclosure made that relates to an Acquisition Proposal shall be deemed to be a Board Recommendation Change unless the Company Board publicly reaffirms the Company Board Recommendation within three (3) Business Days following such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act or other similar communication shall not constitute a Board Recommendation Change).

(g) For purposes of this Agreement, “Superior Acquisition Proposal” means any bona fide written Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition thereof deemed to be “fifty percent (50%)” for purposes of this definition) not solicited or initiated in violation of this Section 7.3 that (i) the Company Board determines in its good faith judgment (after consultation with, and taking into account the advice of, its outside legal counsel and outside financial advisors) would, if consummated, result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby, including the Merger, after taking into account any other binding proposal made by Parent after Parent’s receipt of notice of an intention to make a Board Recommendation Change or terminate this Agreement pursuant to Section 9.4(ii) and the time likely to be required to consummate such Acquisition Proposal and (ii) the Company Board determines in good faith (after consultation with, and taking into account the advice of, its outside financial advisors and its outside legal counsel) is reasonably capable of being consummated on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

7.4 Stockholders Meeting; Proxy Statement; Registration Statement.

(a) The Company shall:

(i) (A) use reasonable best efforts to promptly prepare (with the assistance of Parent and its representatives) the Proxy Statement, (B) obtain and furnish the information required to be included by it in the Proxy Statement and the Registration Statement and, after consultation with Parent and Merger Sub, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof, and (C) undertake and use its reasonable best efforts to obtain the Company Stockholder Approval (unless, with respect to this clause (C), prior to such time the Company Board has made a Board Recommendation Change or Intervening Event Board Recommendation Change in accordance with Section 7.3(c) or Section 7.3(d));

(ii) include (unless prior to such time the Company Board has made a Board Recommendation Change or Intervening Event Board Recommendation Change in accordance with Section 7.3(c) or Section 7.3(d)) in the Proxy Statement the Company Board Recommendation and shall not, except in accordance with Section 7.3(c) or Section 7.3(d), make a Board Recommendation Change or an Intervening Event Board Recommendation Change;

(iii) mail the Proxy Statement to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC; provided, however, that without Parent’s prior written consent, in no event shall the Company mail the Proxy Statement to the Company’s stockholders prior to the earlier of (A) one (1) Business Day after the date on which the closing of the Parent Synthetic Buyback occurs and (B) January 1, 2013; and

(iv) duly call, give notice of, convene and hold the Stockholders Meeting, to be held as soon as reasonably practicable after the filing of the Registration Statement, in which the Proxy Statement shall be included, with the SEC and the completion of the SEC’s review of the Proxy Statement, and the Company shall not adjourn or postpone the Stockholders Meeting if there are sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting and the Company believes such shares will be voted in a number sufficient to approve and adopt this Agreement and the Merger; provided, however, that notwithstanding anything in this Agreement to the contrary, the Company may adjourn or postpone the Stockholders Meeting to the earliest practicable date but no later than ten (10) Business Days from such adjournment or postponement in order to permit the dissemination of any supplement or amendment to the Proxy Statement or other disclosure to the Company’s stockholders if after consultation with, and taking into account the advice of, its outside legal counsel, the Company Board or a Committee determines in good faith that the failure to make such disclosure would reasonably be expected to violate applicable Law, including their fiduciary duties.

(b) Parent and Merger Sub shall, and shall each cause their respective representatives to, fully cooperate with the Company in the preparation of the Proxy Statement, and shall, upon request, furnish the Company with all information concerning it and its Affiliates as the Company may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement. Parent and Merger Sub shall notify the Company as promptly as reasonably practicable upon becoming aware of any event or circumstance that is required by the applicable rules and regulations to be set forth in the Proxy Statement or an amendment or supplement to the Proxy Statement.

(c) Parent shall use reasonable best efforts to promptly prepare (with the assistance of the Company and its representatives) and file with the SEC, the Registration Statement, in which the Proxy Statement shall be included, and, after consultation with the Company, respond promptly to any comments made by the SEC with respect to the Registration Statement. Parent shall inform Euronext of the Closing and provide a copy of the Registration Statement to Euronext at least two (2) days prior to Closing.

(d) Each of the parties hereto agrees to (i) use reasonable best efforts to have, as promptly as practicable, the Registration Statement declared effective and the Proxy Statement cleared by the SEC; and (ii) take all such commercially reasonable actions as shall be required under applicable state blue sky or securities Laws in connection with the transactions contemplated by this Agreement.

(e) The Company shall, and shall cause its representatives to, fully cooperate with Parent in the preparation of the Registration Statement and shall, upon request, furnish Parent with all information concerning it and its Affiliates as Parent may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement. The Company shall notify Parent as promptly as reasonably practicable upon becoming aware of any event or circumstance that is required by the applicable rules and regulations to be set forth in the Registration Statement or an amendment or supplement to the Registration Statement.

(f) Except as may be required by Law, no amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party, which will not be unreasonably withheld or delayed. Parent and the Company each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction, any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon or requests for additional information by the SEC.

7.5 Efforts to Complete Transactions.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) prepare and make its respective filings, and thereafter make any other required submissions, under the HSR Act and the Foreign Merger Control Laws with respect to the Merger and the transactions contemplated by this Agreement as promptly as reasonably possible, (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the transactions contemplated by this Agreement as promptly as reasonably practicable, including, without limitation, using its reasonable best efforts to prepare and make a joint, voluntary filing with the Committee on Foreign Investments in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as added by the Exon-Florio Amendment of

1988 and as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”) and to obtain as promptly as reasonably practicable all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Merger and the transactions contemplated by this Agreement and to fulfill the conditions to the Merger and (iii) use commercially reasonable efforts to obtain consents under any Contracts of the Company or its Subsidiaries that would be violated or under which consent otherwise is required as a result of entering into this Agreement or the transactions contemplated hereby.

(b) To the extent not prohibited by applicable Law, each party shall use its reasonable best efforts to furnish to the other parties all information required for any application, notification or other filing to be made pursuant to any applicable Laws in connection with the Merger and the transactions contemplated hereby. Parent and the Company shall give each other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such applications, notifications or filings or any such transaction. The parties hereto agree that both Parent and Company shall be represented at all in-person meetings and in all substantive conversations with any Governmental Entity regarding the matters set forth in this Section 7.5, except (i) if, and to the extent that, any Governmental Entity objects to any party’s being represented at any such meeting or in any such conversation and (ii) to the extent that the communication or meeting relates to a national security risk mitigation agreement between Parent and CFIUS or any of its constituent agencies. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, the Foreign Merger Control Laws, any other applicable foreign Competition Laws and Exon-Florio. Unless Parent and the Company agree otherwise, Parent shall take the lead in coordinating any applications, notifications or filings, obtaining any necessary approvals, and resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act, the Foreign Merger Control Laws, any other applicable foreign Competition Laws and Exon-Florio.

(c) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any action or proceeding, including administrative or judicial action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Merger and the transactions contemplated by this Agreement, including reasonably pursuing administrative and judicial appeal.

(d) In furtherance of, and not in limitation of, the foregoing, but upon the terms and subject to the conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Competition Laws with respect to the Merger and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Competition Laws that may be asserted by any Governmental Entity or any other Person with respect to the Merger so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the Termination Date (as such date may be extended pursuant to Section 9.2); provided, however, that nothing in this Section 7.5 or this Agreement shall require or be deemed to require Parent or any of its Subsidiaries to agree to or take any action that would or would reasonably be expected to result in or be any Burdensome Condition in order to satisfy the conditions set forth in Sections 8.1(b), 8.1(c)(i) or (ii). For purposes of this Agreement, a “Burdensome Condition” shall mean executing or carrying out agreements (including consent decrees) or submitting to Orders (i) providing for the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of the Company, Parent or their respective Subsidiaries or the holding separate of the capital stock or limited liability company interests of a Parent Subsidiary (including the Surviving Entity after the Effective Time), or (ii) imposing or seeking to impose any (x) limitation on the freedom of action of the Company, Parent or any of their respective Subsidiaries with respect to or the ability of the Company, Parent or any of their respective Subsidiaries to conduct their respective businesses (including, with respect to, market practices, sales and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Parent or (y) requirement on how or where the Company, Parent or any of their respective Subsidiaries conduct their respective businesses (including, with respect to, market practices, sales and structure) that, in the case of (i) or (ii), individually or in the aggregate, would or would reasonably be expected to result in (A) the license, sale, divestiture or other disposition of any assets of the Company, Parent or the Surviving Entity or their Subsidiaries (other than assets acquired or licensed by Parent or its Subsidiaries from a third party (other than the Company or its Subsidiaries) on or after September 30, 2012 (collectively, “Divestiture Assets”)), (B) a Company Material Adverse Effect or a Parent Material Adverse Effect, or (C) a material adverse effect on the benefits that Parent reasonably expects to be realized or derived from the transactions contemplated hereby; provided, however, that the effect of any license, sale, divestiture or other disposition of any Divestiture Assets shall not be taken into account in determining whether the result described in clause (B) or (C) has occurred. If requested by Parent, the Company will agree to any action contemplated by this Section 7.5(d), provided that such agreement or action is conditioned on the consummation of the Merger.

(e) In furtherance of, and not in limitation of, the foregoing, but upon the terms and subject to the conditions of this Agreement, each of the Company and Parent shall seek to obtain CFIUS Approval, provided, however, that nothing in this Section 7.5 will require or be deemed to require Parent or any of its Subsidiaries to agree to any terms or conditions, or take any actions, in order to obtain CFIUS Approval that (i) would require the license, sale, divestiture or other disposition of any assets of the Company, Parent or the Surviving Entity or their Subsidiaries, other than Divestiture Assets, (ii) relate to Parent’s or its Subsidiaries’ assets, businesses or operations (other than the Surviving Entity’s and its Subsidiaries’ assets, businesses and operations after the Effective Time or Divestiture Assets), or (iii) would or would reasonably be expected to have a Company Material Adverse Effect, a Parent Material Adverse Effect, or a material adverse effect on the benefits that Parent reasonably expects to be realized or derived from the transactions contemplated hereby; provided, that the effect of a license, sale, divestiture or other disposition of any Divestiture Assets shall not be taken into account in determining whether the result described in clause (iii) has occurred.

7.6 NASDAQ Listing and Delisting. Prior to Effective Time, Parent shall prepare and submit to NASDAQ a listing application, if required under NASDAQ rules, covering the Parent Ordinary Shares issuable in the Merger, and shall use best efforts to obtain approval for the listing of such Parent Ordinary Shares, subject to official notice of issuance, and the Company shall reasonably cooperate with Parent with respect to such listing. Each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and to terminate registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time of the Merger.

7.7 Access to Information.

(a) Subject to applicable Laws relating to the exchange of information, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Parent Representatives”), reasonable access, during normal business hours and upon reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, accountants, consultants, representatives, plants, properties, contracts, commitments, books and records and, during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested (including financial and operating data, customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries); provided, however, that any such access shall be conducted under the supervision of personnel of the Company and in a manner that does not interfere in any material respect with the normal operations of the Company.

(b) Parent agrees that it shall not, and shall cause the Parent Representatives not to, use any information obtained pursuant to this Section 7.7 for any purpose unrelated to the transactions contemplated by this Agreement.

(c) Notwithstanding anything to the contrary set forth herein, nothing in this Section 7.7 shall require the Company to disclose any information that, in its sole and reasonable judgment, (i) it is not legally permitted to disclose or the disclosure of which would contravene any applicable Law or binding Order, (ii) the disclosure of which would jeopardize any attorney-client or other legal privilege or (iii) the disclosure of which would conflict with, violate or cause a default under any existing contract or agreement to which it is a party; provided, however, that to the extent that the Company or any of its Subsidiaries is restricted in or prohibited from providing any such access to any documents or data pursuant to any such contract or agreement for the benefit of any third party, each of the Company and any such Subsidiary shall use its commercially reasonable efforts to obtain any approval, consent or waiver with respect to such contract or agreement that is necessary to provide such access to such officer, employee or agent. Notwithstanding clause (ii) of the immediately preceding sentence, if any of the information or material furnished pursuant to this Section 7.7 includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No information received pursuant to an investigation made under this Section 7.7 shall be deemed to (i) qualify, modify, amend or otherwise affect any representations, warranties, covenants or other agreements of the Company set forth in this Agreement or any certificate or other instrument delivered to Parent and Merger Sub in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Letter, (iii) limit or restrict the remedies available to the parties under applicable Law arising out of a breach of this Agreement, or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Article VIII hereof.

7.8 Publicity. The parties agree that no press release or public statement relating to this Agreement or the transactions contemplated hereby shall be issued or made by any party without prior consultation with and consent of the other party (such consent not to be unreasonably withheld or delayed), except (i) as may be required by applicable Law or by obligations pursuant to any agreement with or regulations of any stock exchange, national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements; provided, that each of Parent and the Company may include disclosures relating to this Agreement, the Merger and the transactions contemplated herein in its periodic filings with the SEC or non-U.S. authorities or Governmental Entities without seeking approval from, or consulting with, the other party so long as such disclosures are substantially similar to the information contained in previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the other party), or (ii) each of Parent and the Company may make any public statement substantially similar to the information contained in any press release, public disclosures or public statements made in compliance with this Section 7.8, including in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to the information contained in press releases, public disclosures or public statements made in compliance with this Section 7.8.

7.9 Indemnification of Directors and Officers.

(a) For a period of six (6) years from the Effective Time, the limited liability company agreement of the Surviving LLC shall contain equivalent provisions with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company Articles and Company Bylaws on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers or employees of the Company or any Subsidiary, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(b) After the Effective Time, the Surviving Entity and Parent shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director, officer and employee of the Company and each Subsidiary (collectively, the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), in each case, to the extent they were indemnified under the Company Articles, Company Bylaws and indemnification contracts in effect as of the date hereof, arising out of or pertaining to any action or omission in their capacity as an officer, director or employee, at or prior to the Effective Time, for a period of six (6) years after the date hereof.

(c) Prior to the Closing, the Company shall and, if the Company is unable to, Parent shall use its commercially reasonable efforts to have the Surviving Entity as of the Effective Time, obtain and fully pay for a single premium “tail” policy, with a claims period of six (6) years from the Effective Time, on the current directors’ and officers’ liability insurance policies maintained by the Company covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof. If the Company and the Surviving Entity for any reason fail to obtain such “tail” policy as of the Effective Time, then the Surviving Entity shall maintain for six (6) years from the Effective Time such current directors’ and officers’ liability insurance policies maintained by the Company (provided, that the Surviving Entity may substitute therefor policies, issued by an insurer carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not less favorable in the aggregate, including a “tail” policy); provided, however, that in no event shall the Surviving Entity be required to expend pursuant to this Section 7.9(c) more than an amount per year of coverage equal to 300% of current annual premiums paid by the Company for such insurance as of the date hereof; provided, further, that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Entity shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums. If any “tail” policy described above is put in place, then from and after the effectiveness of such “tail” policy, neither Parent, nor any of its Subsidiaries, shall have any further obligations under this Section 7.9(c).

(d) In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.9.

(e) Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.9.

(f) Each of the Indemnified Parties is an intended third party beneficiary of this Section 7.9.

7.10 Employee Matters.

(a) Parent shall, for a period of twelve (12) months following the Closing (the “Continuation Period”), provide to employees of the Company or any of its Subsidiaries as of the Closing as a group, other than (i) those represented by a works council and (ii) those whose name is set forth on Section 7.10(a) of the Company Disclosure Letter (the employees whose names are so set forth, the “Change in Control Employees”), and who continue employment with the Surviving Corporation or any of its Affiliates (“Continuing Employees”) (i) base compensation and incentive compensation opportunities which are no less favorable, on an aggregate basis, to the base compensation and incentive compensation (including equity incentive compensation) opportunities provided by the Company and its Subsidiaries prior to the Closing and (ii) pension and welfare benefits that are no less favorable in the aggregate to the pension and welfare benefits provided as of the Closing pursuant to the Employee Benefit Plans set forth on Section 5.10(a) of the Company Disclosure Letter. Parent intends, for the Continuation Period, to provide to the Change in Control Employees (i) base compensation and incentive compensation opportunities which are not materially less favorable, on an aggregate basis, than the base compensation and incentive compensation (including equity compensation) opportunities provided by the Company and its Subsidiaries prior to the Closing and (ii) pension and welfare benefits that are not materially less favorable in the aggregate to the pension and welfare benefits provided as of the Closing pursuant to the Employee Benefit Plans set forth on Section 5.10(a) of the Company Disclosure Letter. The terms and conditions of employment for the employees of the Company or any of its Subsidiaries as of the Closing, who are represented by a works council and who continue with the Surviving Entity or any of its Affiliates (“Union Continuing Employees”), shall be governed by the applicable collective bargaining or works council agreements.

(b) Parent shall, or shall cause its Subsidiaries, to provide to any Continuing Employee who is laid-off or terminated without cause during the Continuation Period with severance benefits in an amount that is equal to the severance benefits (including severance payments and continued health coverage) that the employee would have been entitled to pursuant to the terms of the Reduction in Force Separation Benefits Plan.

(c) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee, Union Continuing Employee or Change in Control Employee becomes a participant, Parent shall and shall use its reasonable best efforts to cause its third party insurers to provide that the Continuing Employees, Union Continuing Employees or Change in Control Employees shall receive full credit for service with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting and determination of benefits under severance and vacation pay plans, to the same extent that such service was recognized as of the Closing Date under a comparable Employee Benefit Plan in which the Continuing Employee or Union Continuing Employee participated (but not for purposes of benefit accrual and not to the extent such credit would result in a duplication of benefits).

(d) Parent shall use its reasonable best efforts to (and shall use its reasonable best efforts to cause its third party insurers to) (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which the Continuing Employees, Union Continuing Employees or Change in Control Employees (and their eligible dependents) are eligible to participate from and after the Closing Date to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were satisfied or waived under the comparable Employee Benefit Plan in which the Continuing Employees, Union Continuing Employees or Change in Control Employees participated and (ii) cause any health benefit plan of Parent or its Subsidiaries in which the Continuing Employees, Union Continuing Employees or Change in Control Employees participate after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee, Union Continuing Employee or Change in Control Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying deductible and co-payment limitations for such year under the relevant welfare benefit plans in which such Continuing Employee, Union Continuing Employee or Change in Control Employee (and dependents) participates following the Closing Date.

(e) Prior to the Closing, Parent and the Company shall cooperate to identify those employees of the Company and its Subsidiaries whose continuing services following the Closing are critical to the success of Parent and its Subsidiaries and to develop and implement as of the Closing an appropriate retention program with respect to such individuals.

(f) Parent shall cause the Surviving Entity and any successor thereto to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under all Employee Benefit Plans listed on Section 5.10(a) of the Company Disclosure Letter in accordance with their terms, including any reserved right to amend or terminate. In addition, notwithstanding any other provision of this Agreement, Parent shall, and shall cause the Surviving Entity and any successor thereto, to maintain the Executive Option, bonus and Group Health Coverage Extension Program on the same terms and conditions as of the date hereof for any Continuing Employee who is eligible for benefits under such plan as of the date hereof.

(g) Nothing in this Section 7.10 shall (i) be treated as an amendment of, or undertaking to amend, any Employee Benefit Plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Entity, from amending or terminating any Employee Benefit Plan, (iii) confer upon any individual any right to continued employment or service or limit the ability of Parent or any of its Subsidiaries, including the Surviving Entity, to terminate the employment or service of any individual, (iv) limit Parent's ability to restructure or reorganize its businesses, (v) require Parent to provide any compensation or benefits with respect to any change in control or similar transaction occurring after the Closing or (vi) confer any rights or benefits on any person other than the parties to this Agreement.

(h) As legally or contractually required, the Company and its Subsidiaries, as applicable, shall provide notice to, enter into any consultation procedure with, and shall use reasonable efforts to have obtained required consent or opinion from any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the transaction contemplated in this Agreement.

(i) Prior to the Closing, the Company shall use commercially reasonable efforts to take all such actions as are reasonably necessary to accrue on its financial statements, to the extent in accordance with GAAP, all expenses relating to the termination of employment of any individual who has entered into a Letter Agreement or whose name is set forth on Section 7.10(i) of the Company Disclosure Letter but who has not entered into an employment agreement with Parent that is effective as of the Effective Time; it being understood that nothing in this Section 7.10(i) will require that the Company terminate any such employee with effect prior to immediately prior to the Effective Time. For purposes of the employment agreement between any such individual and the Company, any termination of such individual's employment pursuant to the preceding sentence shall be treated as a termination of employment without “cause” that occurred following the Effective Time.

7.11 Tax Representation Letter. Parent and the Company shall use their commercially reasonable efforts to, and to cause each of their respective Subsidiaries to, execute and deliver a tax representation letter customary of a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

7.12 Certain Notifications. Between the date of this Agreement and the Effective Time, each of the Company and Parent shall promptly notify the other of (i) any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, including the Merger, if the failure to obtain such consent would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or prevent, impair or materially impede or delay the consummation of the transactions contemplated by this Agreement and (ii) any action or proceeding commenced or, to the Knowledge of the Company or Parent, threatened in writing against the Company or Parent or any Subsidiary that relates to the transactions contemplated by this Agreement, including the Merger, if such action or proceeding would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or prevent, impair or materially impede or delay the consummation of the transactions contemplated by this Agreement.

7.13 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or Merger Sub 2, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, Merger Sub or Merger Sub 2, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

7.14 Takeover Laws. The Company and the Company Board shall take all actions as may be necessary to ensure that no Anti-takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

7.15 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

7.16 FIRPTA Certificate. Not more than thirty (30) days prior to Closing, the Company shall deliver to Parent a certificate, substantially in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and has not been such a United States real property holding corporation within the 5 year period ending on the Closing Date, and a copy of notice provided to the Internal Revenue Service in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

7.17 Operation of the Surviving Entity. It is the intent of Parent to maintain a reasonable economically competitive and efficient operation with respect to the Surviving Entity and its assets in the United States aimed at development or production of source technology elements for a period of time.

7.18 Third Party Contracts.

(a) Prior to Closing, the Company shall use commercially reasonable efforts to pay or agree to pay any fees, costs, damages and expenses arising out of or relating to the obtaining of any consent under any Contract of the Company or its Subsidiaries described in Section 7.5(a)(iii). Immediately prior to Closing, the Company shall, to the extent in accordance with GAAP, reserve for the then estimated additional fees, costs, damages and expense resulting from any such Contract being violated or lost as a result of entering into this Agreement or consummation of the transactions contemplated hereby.

(b) Prior to Closing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to mitigate the adverse effects to the Company and its Subsidiaries that would result upon the Closing from the loss of any Contract of the Company or its Subsidiaries described in Section 7.5(a)(iii) as a result of the failure to obtain a consent, including the loss of any rights thereunder, and shall consult in good faith with Parent in connection with formulating mitigation plans.

7.19 Parent Synthetic Buyback. If Parent makes the return of capital contemplated by the Parent Synthetic Buyback prior to the Closing, then, prior to the Closing, it also will complete the consolidation of Parent's ordinary shares A in all material respects as described in paragraph 3.2.4.4 of the Circular.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions. There shall not be in effect any Law, temporary restraining order, executive order, decree, ruling, judgment or injunction or other Order of a court or Governmental Entity of competent jurisdiction preventing the transactions contemplated herein from being consummated.

(c) Governmental Filings and Consents. (i) All applicable waiting periods under the HSR Act relating to the transactions contemplated hereunder shall have expired or been terminated, (ii) all clearances and consents required to be obtained under the Foreign Merger Control Laws before the Closing shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated, and (iii) the parties shall have obtained the CFIUS Approval.

(d) Listing Approval. The Parent Ordinary Shares issuable in connection with the Merger shall have been approved for trading on NASDAQ, subject to official notice of issuance.

(e) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not have been withdrawn.

8.2 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following additional conditions (any of which may be waived by the Company, in whole or in part, at any time prior to the Closing):

(a) (i) The representations and warranties of Parent set forth in Section 6.6(a) (Absence of Certain Changes or Events) shall be true and correct both when made and at and as of the Effective Time, with the same effect as if made as of the Closing Date; (ii) the representations and warranties of Parent contained herein (other than the representation and warranties set forth in Section 6.2(a), (b) and (e) (Capitalization), Section 6.3 (Authority) and Section 6.6(a) (Absence of Certain Changes or Events)) shall be true and correct both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications contained therein) (other than those references to “material” set forth in the second to last sentence of Section 6.5(a), Section 6.5(b)(iii), Section 6.5(c) and Section 6.8; and (iii) the representations and warranties of Parent set forth in Section 6.2(a), (b) and (e) (Capitalization) and Section 6.3 (Authority) shall be true and correct in all material respects both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date except the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date will be determined as of such date; and the Company shall have received a certificate executed by a senior executive officer of Parent on its behalf to the foregoing effect.

(b) Parent, Holdco, Merger Sub and Merger Sub 2 shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Closing Date, and the Company shall have received a certificate executed by a senior executive officer of Parent to the foregoing effect.

(c) Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Parent Material Adverse Effect.

8.3 Conditions to Parent’s, Holdco’s, Merger Sub’s and Merger Sub 2’s Obligations to Effect the Merger. The obligations of Parent, Holdco, Merger Sub and Merger Sub 2 to effect the Merger are subject to the satisfaction, at or prior to the Closing, of the following additional conditions (any of which may be waived by Parent, Holdco, Merger Sub and Merger Sub 2, in whole or in part, at any time prior to the Closing):

(a) (i) The representations and warranties of the Company set forth in Section 5.6(a) (Absence of Certain Changes or Events) shall be true and correct both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date; (ii) the representations and warranties of the Company contained herein (other than the representations and warranties in Section 5.2(a), (b) and (c) (Capitalization), Section 5.3 (Authority), Section 5.6(a) (Absence of Certain Changes or Events), Section 5.20 (Brokers and Finders)) and Section 5.22 (No Rights Plan; Takeover Provisions) shall be true and correct both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date, except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein) (other than those references to “material” set forth in the second to last sentence of Section 5.5(a), Section 5.5(b), Section 5.5(c), Section 5.5(d), Section 5.8(a), the first sentence of Section 5.13(a), the first sentence of Section 5.13(b) and Section 5.18); and (iii) the representations and warranties of the Company set forth in Section 5.2(a), (b) and (c) (Capitalization), Section 5.3 (Authority), Section 5.20 (Brokers and Finders) and Section 5.22 (No Rights Plan; Takeover Provisions) shall be true and correct in all material respects both when made and at and as of the Closing Date, with the same effect as if made as of the Closing Date except the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date will be determined as of such date; and Parent shall have received a certificate executed by a senior executive officer of the Company on its behalf to the foregoing effect.

(b) The Company shall have performed and complied with in all material respects its obligations under this Agreement to be performed or complied with on or prior to the Closing Date, and Parent shall have received a certificate executed by a senior executive officer of the Company to the foregoing effect.

(c) Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) There shall not be pending any action or proceeding by any Governmental Entity of competent jurisdiction challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit the consummation of the Merger.

ARTICLE IX

TERMINATION; WAIVER

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if (i) any court or Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable, (ii) the Company Stockholder Approval shall not have been received at the Stockholders Meeting duly called and held or at any adjournment or postponement thereof at which the vote was taken, or (iii) the Effective Time shall not have occurred on or before July 16, 2013 (the “Termination Date”); provided, that the Termination Date may be extended to October 16, 2013 by either Parent or the Company by written notice to the other party if the Closing shall not have occurred by such date and on such date the conditions set forth in Section 8.1(c) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VIII has been satisfied, waived or remains capable of satisfaction; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party whose willful and material breach of this Agreement was the proximate cause of such failure to close.

9.3 Termination by Parent. This Agreement may be terminated by Parent prior to the Effective Time, if (i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.3(a) or (b) and (B) is incapable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company by the earlier of (x) 30 calendar days following receipt of written notice of such breach or failure to perform from Parent and (y) the Termination Date, (ii) the Company Board makes a Board Recommendation Change in connection with a Superior Acquisition Proposal pursuant to Section 7.3(d), (iii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement or (iv) the Company Board makes an Intervening Event Board Recommendation Change pursuant to Section 7.3(c), provided, however, that Parent shall not have the right to terminate this Agreement pursuant to Section 9.3(i) if it is then in breach of its representations, covenants or agreements such that the conditions in Sections 8.2(a) or (b) are incapable of being satisfied by the Termination Date.

9.4 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned (i) if at any time prior to the Effective Time, Parent, Holdco, Merger Sub or Merger Sub 2 shall have breached or failed to perform any of its respective representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Sections 8.2(a) or (b) and (B) is incapable of being cured by Parent, Holdco, Merger Sub or Merger Sub 2 by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub by the earlier of (x) 30 calendar days following receipt of written notice of such breach or failure to perform from the Company and (y) the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to Section 9.4(i) if it is then in breach of its representations, covenants or agreements such that the conditions in Sections 8.3(a) or (b) are incapable of being satisfied by the Termination Date, (ii) if prior to the Stockholders Meeting, the Company Board makes a Board Recommendation Change in connection with a Superior Acquisition Proposal pursuant to Section 7.3(d) or (iii) if prior to the Stockholders Meeting, the Company Board makes an Intervening Event Board Recommendation Change pursuant to Section 7.3(c).

9.5 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or stockholders, other than the provisions of this Section 9.5 and the provisions of Article X; provided, however, that nothing contained in this Section 9.5 shall relieve any party from liability or damages incurred or suffered by a party for any fraud or willful breach of any provision contained in this Agreement.

(b) In the event of termination of this Agreement prior to consummation of the transactions contemplated hereby:

(i) by Parent pursuant to Section 9.3(ii), Section 9.3(iii) or Section 9.3(iv);

(ii) by the Company pursuant to Section 9.4(ii) or Section 9.4(iii);

(iii) by Parent pursuant to Section 9.3(i) if (A) the Company’s breach that gave rise to such right of termination was willful and (B) prior to the willful breach giving rise to such termination any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise disclosed to the Company or its Subsidiaries and not in good faith withdrawn and within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction;

(iv) by either Parent or the Company pursuant to Section 9.2(ii) if prior to the Stockholders Meeting any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise publicly disclosed and not in good faith withdrawn, the Company Board has not made a Board Recommendation Change and within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction; or

(v) by either Parent or the Company pursuant to Section 9.2(iii) if prior to such termination, (A) any proposal or offer for an Acquisition Proposal made after the date hereof has been publicly announced or otherwise disclosed and not in good faith withdrawn, (B) prior to such termination the Company has not held the Stockholders Meeting at which a vote on the approval of this Agreement and the Merger is taken, (C) at the time of such termination, each of the conditions to the consummation of the Merger set forth in Article VIII (other than the condition set forth in Section 8.1(a)) has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions remaining capable of satisfaction) and (D) within twelve (12) months after the termination of this Agreement the Company enters into a definitive agreement with respect to any Alternative Transaction or consummates any Alternative Transaction;

then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount equal to $75,000,000, in the case of clause (i) above, within two (2) Business Days following such termination, in the case of clause (ii) above, prior to or concurrently with such termination, or, in the case of clauses (iii), (iv) or (v) above, within one (1) Business Day of the earlier of the execution of such definitive agreement or the consummation of such Alternative Transaction. For the purposes of the foregoing Section 9.5(b) above, the term “Alternative Transaction” shall mean a transaction of a type described in the definition of “Acquisition Proposal” in Section 7.3 except that the references to “fifteen percent (15%)” in the definition of “Acquisition Proposal” in Section 7.3 shall be deemed to be references to “fifty percent (50%).”

(c) The Company acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent, Holdco, Merger Sub and Merger Sub 2 would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 9.5, it shall also pay any costs and expenses actually incurred by Parent, Holdco, Merger Sub or Merger Sub 2 in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

9.6 Extension; Waiver. At any time prior to the Effective Time, each of Parent, Holdco, Merger Sub and Merger Sub 2 and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE X

MISCELLANEOUS

10.1 Payment of Expenses. Whether or not the Merger shall be consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

10.2 Survival of Representations and Warranties; Survival of Confidentiality. None of the representations, warranties, covenants and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive beyond the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and/or the provisions of this Article X, including without limitation Section 7.9. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, none of the Company, Parent, Holdco, Merger Sub or Merger Sub 2 makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other party or the other party’s representatives of any documentation or other information with respect to any one or more of the foregoing. The Confidentiality Agreement, dated July 6, 2012 (the “Confidentiality Agreement”), by and between the Company and Parent, shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

10.3 Modification or Amendment. Subject to the applicable provisions of the NRS at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by the Company’s stockholders, without the approval of such stockholders.

10.4 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.5 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.6 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of New York, including as to validity, interpretation, enforcement and effect, without regard to any applicable conflicts of law principles to the extent that the application of the Laws of another jurisdiction would be required thereby, except that (a) the internal affairs of the corporations party hereto that are organized and existing under the Laws of the State of Nevada, including fiduciary duties of the directors and officers of such corporations, and (b) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the NRS shall be governed by the Laws of the State of Nevada.

10.7 Jurisdiction; Enforcement; Waiver of Jury Trial.

(a) The parties hereby irrevocably submit to the exclusive personal jurisdiction of the courts of the State of New York located in the county of New York and the federal courts of the United States of America for the Southern District of New York in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any such action, suit or proceeding, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or convenient, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in such a New York state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.8 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

(c) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions hereof were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof and to enforce specifically the terms and provisions hereof exclusively in New York state or federal court and any appellate court therefrom, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

10.8 Notices. Unless otherwise set forth herein, any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given (i) upon delivery, when delivered personally, (ii) one (1) Business Day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier), and (iii) three (3) Business Days after being sent by registered or certified mail, postage prepaid, as follows:

If to the Company:

Cymer, Inc.

17075 Thornmint Ct.

San Diego, California

Attn:    Paul Bowman

            Senior Vice President, Chief Financial Officer and Secretary

Facsimile No.: 858-735-7100

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067-1725

Attn:    Alison S. Ressler, Esq.

            Eric M. Krautheimer, Esq.

Facsimile No.: 310-712-8800

If to Parent, Holdco, Merger Sub or Merger Sub 2:

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

Netherlands

Attn:    Robert F. Roelofs

            Vice President Legal and General Counsel

Facsimile No.: +31 40.268.4888

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Attn: Neil P. Stronski, Esq.

Facsimile No.: 917-777-2839

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

10.9 Entire Agreement; Assignment. This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement of the parties and supersedes all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. Except as provided in this Agreement, this Agreement may not be assigned by any of the parties hereto by operation of law or otherwise.

10.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Except for as set forth in Section 7.9 and the last sentence of this Section 10.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, prior to the Effective Time, nothing shall preclude the Company from pursuing equitable remedies pursuant to Section 10.7(c) or damages (including reimbursement of expenses or out-of-pocket costs and the benefit of the bargain lost by the stockholders of the Company, taking into consideration relevant matters); provided, however, that (a) to the extent the Company is enforcing or seeking to enforce any rights on behalf of the stockholders of the Company, such rights may only be enforced and sought by the Company in its sole and absolute discretion and (b) nothing in this Agreement shall preclude Parent from contesting any such claims for equitable remedies or damages. Following the Effective Time, the provisions of Article IV hereof shall be enforceable by any one or more of the stockholders of the Company solely to the extent necessary to receive the Merger Consideration to which each such stockholder of the Company is entitled pursuant to Article IV and to cause the occurrence of the actions described in Section 2.1(b).

10.11 Obligation of Parent. Whenever this Agreement requires Holdco, Merger Sub or Merger Sub 2 to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action and a guarantee of the performance thereof.

10.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.13 Certain Interpretations. For purposes of this Agreement:

(a) Unless otherwise specified, all references in this Agreement to Articles, Sections, Schedules and Exhibits shall be deemed to refer to Articles, Sections, Schedules and Exhibits to this Agreement.

(b) Terms defined in the singular shall also include the plural and vice versa.

(c) The table of contents and the Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(d) The words “include,” includes” and “including,” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(e) The words “hereof,” “herein,” “hereby,” “herewith,” “hereto,” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to “the date hereof” shall mean the date of this Agreement.

(f) A reference in this Agreement to $ or dollars is to U.S. dollars and a reference to € or EUR is to Euros.

(g) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

ASML HOLDING N.V.

By:	/s/ Peter T.F.M. Wennink

Name:	Peter T.F.M. Wennink
Title:	EVP and CFO.

By:	/s/ Eric Meurice

Name:	Eric Meurice
Title:	President, Chairman and CEO

solely for purposes of Article II,
Article IV, Article VI and Article X
ASML US INC.

By:	/s/ Peter T.F.M. Wennink

Name:	Peter T.F.M. Wennink
Title:	Director

By:	/s/ Eric Meurice

Name:	Eric Meurice
Title:	Director

KONA ACQUISITION COMPANY, INC.

By:	/s/ Robert F. Roelofs

Name:	Robert F. Roelofs
Title:	President

solely for purposes of Article II,
Article IV, Article VI and Article X
KONA TECHNOLOGIES, LLC

By:	/s/ Robert F. Roelofs

Name:
Title:	Manager

CYMER, INC.

By:	/s/ Bob Akins

Name:	Bob Akins
Title:	CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex B

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

October 16, 2012

Board of Directors

Cymer, Inc.

17075 Thornmint Court

San Diego, CA 92127

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than ASML Holding N.V. (“ASML”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cymer, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 16, 2012 (the “Agreement”), by and among ASML, ASML US Inc., an indirect wholly owned subsidiary of ASML (“Holdco”), Kona Acquisition Company, Inc., a wholly owned subsidiary of Holdco (“Merger Sub”), Kona Technologies, LLC, a wholly owned subsidiary of Holdco (“Merger Sub 2”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company, and immediately thereafter the Company shall be merged with and into Merger Sub 2, and each outstanding Share (other than Excluded Shares (as defined in the Agreement)) will be converted into $20.00 in cash (the “Cash Consideration”) and 1.1502 ordinary shares, nominal value EUR 0.09 per share (“ASML Ordinary Shares”), of ASML (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ASML, any of their respective affiliates and third parties, including Tinicum Capital Partners II, LP, a significant shareholder of the Company (together with Tinicum Capital Partners LP and Tinicum Incorporated, “Tinicum”), and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We have also provided certain investment banking services to Tinicum and its affiliates and portfolio companies from time to time. We may also in the future provide investment banking services to the Company, ASML and their respective affiliates and Tinicum and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. may also have co-invested with Tinicum and its affiliates from time to time and may have invested in limited partnership units of affiliates of Tinicum from time to time, and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders of the Company and ASML, Annual Reports on Form 10-K of the Company and Annual Reports on Form 20-F of ASML, in each case, for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain interim reports to stockholders and Reports of Foreign Private Issuer on Form 6-K of ASML; certain other communications from the Company and ASML to their respective stockholders; certain publicly available research analyst reports for the Company and ASML; and certain internal financial analyses and forecasts for the Company and certain financial analyses and

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Board of Directors

Cymer, Inc.

October 16, 2012

forecasts for ASML, in each case as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and ASML regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and ASML; reviewed the reported price and trading activity for the Shares and the ASML Ordinary Shares; compared certain financial and stock market information for the Company and ASML with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductor industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or ASML, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or ASML or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than ASML and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than ASML and its affiliates) pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which ASML Ordinary Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or ASML or the ability of the Company or ASML to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how

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Board of Directors

Cymer, Inc.

October 16, 2012

any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than ASML and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/S/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

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